Filed Pursuant to Rule 424(b)(4)
Registration No. 333-256382

PROSPECTUS

34,883,721 Shares

Core & Main, Inc.

Class A Common Stock

This is the initial public offering of shares of Class A common stock of Core & Main, Inc. (“Core & Main”). We are offering 34,883,721 shares of Class A common stock. The initial public offering price is $20.00 per share.

Prior to this offering, there has been no public market for our Class A common stock. We have been authorized to list our Class A common stock on the New York Stock Exchange (the “NYSE”) under the symbol “CNM”.

Following this offering, we will have two classes of common stock outstanding: Class A common stock and Class B common stock. Each share of Class A common stock and Class B common stock will entitle its holder to one vote on all matters presented to our stockholders generally. Shares of Class B common stock will have no economic rights. Core & Main will be a holding company and the general partner of Core & Main Holdings, LP (“Holdings”), and our sole material asset will be a controlling direct and indirect ownership interest in Holdings. Although we will have a minority economic interest in Holdings, as described below, because we will be the general partner of Holdings, we will operate and control all of the business and affairs of Holdings and, through Holdings and its subsidiaries, including Core & Main LP, a Florida limited partnership (“Opco”), conduct our business. See “The Reorganization Transactions.”

We intend to use all of the net proceeds from this offering (including from any exercise by the underwriters of their option to purchase additional shares of Class A common stock) to purchase newly issued Partnership Interests (as defined herein) from Holdings. The foregoing purchases of Partnership Interests will be at a price per unit equal to the public offering price per share of Class A common stock in this offering, less underwriting discounts and commissions. We expect that Holdings and Opco will then use the net proceeds they directly or indirectly receive from Core & Main from this offering, together with the net proceeds from borrowings under the New Term Loan Facility (as defined herein) and cash on hand, to redeem the Senior PIK Toggle Notes and Senior Notes (each as defined herein) in full, to prepay all of our existing term loans outstanding under the Senior Term Loan Facility (as defined herein) and for other general corporate purposes. See “Prospectus Summary—Recent Developments—Refinancing” and “Use of Proceeds.”

After the completion of this offering, the CD&R Investors (as defined herein) will beneficially own shares of our common stock representing approximately 79.7% of the combined voting power of our Class A common stock and Class B common stock (or 78.0% if the underwriters exercise in full their option to purchase additional shares of Class A common stock). As a result, we expect to be a “controlled company” within the meaning of the corporate governance standards of the NYSE. See “Management—Corporate Governance—Controlled Company” and “Principal Stockholders.” After the completion of this offering, pursuant to the Stockholders Agreement (as defined herein) that we expect to enter into with the CD&R Investors prior to or at the completion of this offering, the CD&R Investors will have the right to designate for nomination for election to our board of directors at least a majority of our directors as long as the CD&R Investors (together with their affiliates) collectively beneficially own shares of our common stock and our other equity securities representing at least 50% of the total voting power of the outstanding shares of our common stock and our other equity securities. The CD&R Investors will continue to have the right to designate proportionately fewer director nominees as their total voting power decreases until the CD&R Investors (together with their affiliates) collectively beneficially own shares of our common stock and our other equity securities representing less than 5% of the total voting power of the outstanding shares of our common stock and our other equity securities. Moreover, the CD&R Investors will have the right to designate the Chair of our board of directors as long as the CD&R Investors (together with their affiliates) collectively beneficially own shares of our common stock and our other equity securities representing at least 25% of the total voting power of the outstanding shares of our common stock and our other equity securities. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 33 of this prospectus.

	Per Share	Total
Initial public offering price	$20.000	$697,674,420
Underwriting discounts and commissions(1)	$0.975	$34,011,628
Proceeds, before expenses, to Core & Main	$19.025	$663,662,792

(1)	See “Underwriting (Conflicts of Interest)” for a description of the compensation payable to the underwriters.

The underwriters also may purchase up to 5,232,558 additional shares of Class A common stock from us at the initial offering price less underwriting discounts and commissions within 30 days from the date of this prospectus.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved the securities described herein or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of Class A common stock to purchasers on or about July 27, 2021.

Joint Book-Running Managers

Goldman Sachs & Co. LLC	Credit Suisse	J.P. Morgan

BofA Securities	Baird	Citigroup	RBC Capital Markets	Barclays	Deutsche Bank Securities

Co-Managers

Truist Securities	Nomura	Natixis	Drexel Hamilton	R. Seelaus & Co., LLC	Ramirez & Co., Inc.	Siebert Williams Shank

Prospectus dated July 22, 2021

OUR VISION

To foster a world where communities thrive because our people and products provide safe, sustainable infrastructure for generations to come.

You should rely only on the information contained in this prospectus and any free writing prospectus we may authorize to be delivered to you. We have not, and the underwriters have not, authorized anyone to provide you with information different from, or in addition to, that contained in this prospectus and any related free writing prospectus. We and the underwriters take no responsibility for, and can provide no assurances as to the reliability of, any information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is only accurate as of the date of this prospectus, regardless of the time of delivery of this prospectus and any sale of shares of our Class A common stock.

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BASIS OF PRESENTATION

In connection with the consummation of this offering, we will effect certain reorganizational transactions, which we refer to collectively as the “Reorganization Transactions.” Unless otherwise stated or the context otherwise requires, all information in this prospectus reflects the consummation of the Reorganization Transactions and the consummation of this offering. See “The Reorganization Transactions” for a description of the Reorganization Transactions and a diagram depicting our organizational structure before and after giving effect to the Reorganization Transactions, the consummation of this offering and the use of proceeds therefrom.

As used in this prospectus, unless otherwise indicated or the context otherwise requires, references to “we,” “us,” “our,” “the Company” and similar references refer: (i) on or prior to the consummation of the Reorganization Transactions and this offering, to Core & Main Holdings, LP and, unless otherwise indicated or the context otherwise requires, all of its consolidated subsidiaries; and (ii) following the consummation of the Reorganization Transactions and this offering, to Core & Main, Inc., the issuer of the Class A common stock offered hereby, and, unless otherwise indicated or the context otherwise requires, all of its consolidated subsidiaries, including Core & Main Holdings, LP and its consolidated subsidiaries. We also refer to Core & Main, Inc. as “Core & Main,” to Core & Main Holdings, LP as “Holdings” and to Core & Main LP as “Opco.”

Following the consummation of the Reorganization Transactions and this offering, we will be a holding company and the general partner of Holdings. Upon the completion of this offering and the application of the net proceeds therefrom, our sole material asset will be our direct and indirect ownership interest in Holdings. Holdings will be considered the predecessor of Core & Main for accounting purposes, and its historical consolidated financial statements will be our historical consolidated financial statements following this offering. Accordingly, this prospectus contains the following historical financial statements of the Company:

•

Core & Main, Inc.: Other than the balance sheet dated as of April 9, 2021, the historical financial information of Core & Main has not been included in this prospectus as it has no business transactions or activities to date and has no assets or liabilities during the periods presented in this prospectus.

•

Core & Main Holdings, LP: As we have no other interest in any operations other than those of Holdings and its consolidated subsidiaries, the historical consolidated financial information included in this prospectus is that of Holdings and its consolidated subsidiaries.

Our fiscal year is a 52- or 53-week period ending on the Sunday nearest to January 31st. The fiscal years ended January 31, 2021 (“fiscal 2020”) and February 2, 2020 (“fiscal 2019”) included 52 weeks. The fiscal year ended February 3, 2019 (“fiscal 2018”) included a 53rd week. The next fiscal year ending January 30, 2022 (“fiscal 2021”) and the following fiscal year ending January 29, 2023 (“fiscal 2022”) will each include 52 weeks. Quarters within the fiscal year include 13-week periods unless a fiscal year includes a 53rd week, in which case the fourth quarter of the fiscal year will be a 14-week period. Both the three months ended May 2, 2021 and three months ended May 3, 2020 included 13 weeks.

On August 1, 2017, Opco was acquired by certain investment funds (“CD&R Funds”) affiliated with or managed by Clayton, Dubilier & Rice, LLC (“CD&R”) from HD Supply, Inc. (“HD Supply”) through a merger transaction (the “Merger”). On August 5, 2019, affiliates of CD&R formed Holdings as well as Core & Main Midco, LLC, a Delaware limited liability company (“Midco”), and Core & Main Intermediate GP, LLC, a Delaware limited liability company (“Opco GP”), each a subsidiary of Holdings. Following certain reorganization transactions, affiliates of CD&R and Core & Main Management Feeder, LLC, a Delaware limited liability company (“Management Feeder”), transferred their partnership interests in Opco to Midco and Opco GP in exchange for partnership interests in Holdings. As a result, Holdings is the indirect parent company of Opco. With respect to the historical consolidated financial information of Holdings and its consolidated subsidiaries included in this prospectus, the periods up to and the dates prior to the date of such reorganization transactions represent the operations, financial position and cash flows of Opco. The periods and dates subsequent to the date of such reorganization transactions represent the operations, financial position and cash flows of Holdings, other than the financial information for fiscal 2019, which represents the combination of the results of Opco and Holdings.

Unless otherwise indicated, all operational data included in this prospectus is as of January 31, 2021 and does not reflect changes to such data since such date.

Numerical figures included in this prospectus may have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

MARKET SHARE, RANKING AND SIMILAR INFORMATION

The market share, ranking and other information contained in this prospectus is based on our own estimates, independent industry publications, reports by market research firms, including confidential third-party commissioned studies, or other published and unpublished independent sources. In each case, we believe that they are reasonable estimates, although neither we nor the underwriters have independently verified market and industry data provided by third parties. Market share information is subject to change, however, and cannot always be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data-gathering process and other limitations and uncertainties inherent in any statistical survey of market share. In addition, customer preferences can and do change, and the definition of the relevant market is a matter of judgment and analysis. As a result, you should be aware that market share, ranking and other similar information set forth in this prospectus, and estimates and beliefs based on such data, may not be reliable.

TRADEMARKS AND SERVICE MARKS

We own or have rights to trademarks or service marks that we use in conjunction with the operation of our business. Our service marks and trademarks include our name, logos, registered domain names and certain other marks. Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its holder, and we do not intend our use or display of such names or marks to imply relationships with, or endorsements of us by, any other company. For convenience, the trademarks and service marks referred to in this prospectus are listed without the ®, TM and SM symbols, but we intend to assert, and notify others of, our rights in and to these trademarks and service marks to the fullest extent under applicable law.

CERTAIN TERMS USED IN THIS PROSPECTUS

•	“Amended and Restated Limited Partnership Agreement” means the Amended and Restated Limited Partnership Agreement of Holdings;

•	“Blocker Companies” means, collectively, CD&R WW Advisor, LLC and CD&R WW Holdings, LLC;

•	“CD&R” means Clayton, Dubilier & Rice, LLC;

•	“CD&R Funds” means certain funds affiliated with or managed by CD&R, including Clayton, Dubilier & Rice Fund X, L.P.;

•	“CD&R Investors” means CD&R Waterworks Holdings (or a wholly-owned subsidiary) and the Former Limited Partners;

•	“CD&R Waterworks Holdings” means CD&R Waterworks Holdings, L.P., a Delaware limited partnership;

•

“Continuing Limited Partners” means CD&R Waterworks Holdings (or a wholly-owned subsidiary) and Management Feeder, the Original Limited Partners that will continue to own Partnership Interests after the Reorganization Transactions and this offering and that will be entitled, following the consummation of the Reorganization Transactions and this offering, to exchange their Partnership Interests for shares of our Class A common stock as described in “Certain Relationships and Related Party Transactions—Amended and Restated Limited Partnership Agreement of Holdings” and “—Exchange Agreement,” and does not include CD&R WW, LLC, a Delaware limited liability company which, following the consummation of the Reorganization Transactions and this offering, will be a limited partner of Holdings but which will not own any of our Class B common stock and will not be entitled to exchange Partnership Interests for shares of our Class A common stock;

•	“Core & Main” means Core & Main, Inc., a Delaware corporation and the issuer of the Class A common stock offered hereby;

•

“Former Limited Partners” means CD&R Fund X Advisor Waterworks B, L.P., a Cayman Islands exempted limited partnership, CD&R Fund X Waterworks B1, L.P., a Cayman Islands exempted limited partnership, CD&R Fund X-A Waterworks B, L.P., a Cayman Islands exempted limited partnership, and the other Original Limited Partners that have agreed to transfer all or a portion of their Partnership Interests (including Partnership Interests held indirectly through certain “blocker” corporations) for shares of our Class A common stock in connection with the consummation of the Reorganization Transactions and this offering;

•	“Holdings” means Core & Main Holdings, LP, a Delaware limited partnership;

•	“Management Feeder” means Core & Main Management Feeder, LLC, a Delaware limited liability company;

•	“Midco” means Core & Main Midco, LLC, a Delaware limited liability company;

•	“Opco” means Core & Main LP, a Florida limited partnership;

•	“Opco GP” means Core & Main Intermediate GP, LLC, a Delaware limited liability company;

•	“Original Limited Partners” means the CD&R Investors and Management Feeder, the direct and indirect owners of Holdings prior to the Reorganization Transactions and this offering;

•	“Partnership Interests” means the limited partnership interests of Holdings; and

•

“we,” “us,” “our” and “the Company” mean (i) on or prior to the consummation of the Reorganization Transactions and this offering, Holdings and, unless otherwise indicated or the context otherwise requires, all of its consolidated subsidiaries; and (ii) following the consummation of the Reorganization Transactions and this offering, to Core & Main and, unless otherwise indicated or the context otherwise requires, all of its consolidated subsidiaries, including Holdings and its consolidated subsidiaries.

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PROSPECTUS SUMMARY

The following summary highlights selected information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information you should consider before investing in our Class A common stock. You should carefully read the entire prospectus, including the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Unaudited Pro Forma Consolidated Financial Information,” as well as our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision.

Our Company

We are a leading specialized distributor of water, wastewater, storm drainage and fire protection products, and related services, to municipalities, private water companies and professional contractors across municipal, non-residential and residential end markets nationwide. Our specialty products and services are used in the maintenance, repair, replacement and construction of water and fire protection infrastructure. We are one of only two national distributors operating across large and highly fragmented markets, which we estimate to represent approximately $27 billion in annual spend.

Through our network of approximately 285 branch locations in 47 states and approximately 170 metropolitan statistical areas (“MSAs”) across the U.S., we serve as a critical link between over 4,500 suppliers and a diverse and long-standing base of over 60,000 customers. Given our scale, technical expertise and the specialized and critical nature of the products we distribute, we believe we have been, and will continue to be, well-positioned to drive the adoption of new technologies that enhance the way water is managed, distributed and used. We believe that our sales reach, technical knowledge, broad product portfolio, customer service, project planning and delivery capabilities, and ability to provide local expertise nationwide, make us a critical partner to both our customers and suppliers. We are well-positioned to benefit from industry trends in our end markets, including infrastructure spending to repair and upgrade existing aged infrastructure or to advance water conservation.

Our company and our people are committed to the provision of safe and sustainable water infrastructure throughout the U.S. Our mission is to serve as an industry leader supplying local expertise, products and services to build innovative water, wastewater, storm drainage and fire protection solutions for the communities we serve. The best solutions for distributing and conserving water vary by climate, geography, local regulation and engineering specifications. Similarly, in water infrastructure, one size does not fit all, which is why we strive to offer customers local expertise supported by a nationwide network of resources. We support our customers and their communities in their efforts to find both short- and long-term solutions to conserve water and manage consumption. We embrace our responsibility in contributing to the continued evolution of our industry over the long term, developing future leaders, providing innovative technology solutions and giving visibility to the critical importance of sustainable water infrastructure and fire safety systems.

In August 2017, we were acquired by CD&R from HD Supply and subsequently rebranded as Core & Main. Following our separation from HD Supply, we surveyed our best resource, our associates, to find a new name for our organization. “Core” represents both our core values and our focus on maintaining the core of our nation’s infrastructure. “Main” stems from our presence in local markets where we maintain the main water lines on every town’s Main Street as well as from our position as the main supplier that our customers can count on. In serving our communities, we live at the intersection of Core & Main. Since the separation, we have seized various opportunities to better realize our growth potential, delivering net sales growth at a compound annual growth rate (“CAGR”) of 9.6% from fiscal 2017 through the trailing twelve months ended May 2, 2021, with organic growth contributing over half of such growth. We have accelerated our fusible pipe and smart metering initiatives, opened eight new greenfield locations, improved our strategic planning capabilities and built out a dedicated mergers and acquisitions team. In the last 15 quarters, we have successfully integrated 12 acquisitions, including two of the largest acquisitions in our company’s history: Long Island Pipe Supply Inc. (“LIP”) in July 2019 and R&B Co. (“R&B”) in March 2020.

For fiscal 2020, we reported net sales, net income attributable to partners’ capital and Adjusted EBITDA of $3,642.3 million, $44.5 million and $342.3 million, respectively. For the three months ended May 2, 2021, we reported net sales, net income attributable to partners’ capital and Adjusted EBITDA of $1,055.1 million, $32.8 million and $109.1 million, respectively. For a reconciliation of Adjusted EBITDA to net income attributable to partners’ capital, the most comparable GAAP financial metric, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.” As of May 2, 2021, we had total consolidated indebtedness of $2,307.8 million and $163.5 million in outstanding lease commitments. In addition, as of May 2, 2021, after giving effect to $9.0 million of letters of credit issued under the Senior ABL Credit Facility (as defined herein), Opco would have been able to borrow $681.8 million under the Senior ABL Credit Facility. As of May 2, 2021, on a pro forma basis after giving effect to the application of the net proceeds of this offering, the net proceeds from borrowings under the New Term Loan Facility and cash on hand to refinance our existing outstanding indebtedness, we would have had total consolidated indebtedness of approximately $1,500.0 million under the New Term Loan Facility. In addition, as of May 2, 2021, we expect Opco would have been able to borrow approximately $697.9 million under the New ABL Credit Facility (as defined herein). See “—Recent Developments—Refinancing” and “Use of Proceeds.”

Customers, Suppliers and Products

Our customers choose us for our breadth of products, extensive industry knowledge, familiarity with local specifications, convenient branch locations and timely and reliable delivery. We utilize our deep supply chain relationships to provide customers with a “one-stop-shop” experience and customized support in their efforts to maintain and construct water, wastewater, storm drainage and fire protection systems. Our geographic footprint allows us to serve both smaller, local customers and larger, national customers with relevant expertise and the right inventory on hand. Our local sales associates take a consultative approach, using knowledge of the local regulatory requirements and specifications to provide customer-specific product and service solutions. We are often deeply involved in our customers’ planning processes, and we believe our ability to support our customers by converting engineered drawings and specifications into accurate and comprehensive material project plans (“take-offs”) gives us a significant competitive advantage. For specific smart metering, treatment plant and fusible pipe solutions, our sales associates partner with our dedicated team of nearly 175 national and regional product specialists to assist customers in project scoping and specialized product selection. Our technical knowledge and experience are complemented by our proprietary customer-facing digital technology tools. Our PowerScope bidding platform and Online Advantage and Mobile Advantage customer portals enable us to work closely and efficiently with our customers in material management, timely inventory purchasing, quoting and coordinated jobsite delivery. We believe our customer-facing technology tools build customer loyalty and drive repeat business, and also create a competitive advantage versus smaller competitors who may not have the scale or resources to provide similar technology or services.

We have a fragmented customer base that consists of over 60,000 customers. Our top 50 customers represented approximately 10% of net sales for fiscal 2020, with our largest customer accounting for less than 1% of net sales. We have long-tenured relationships with our customers, as approximately 84% of our net sales for fiscal 2020 were to customer accounts that purchased products from us in each of the last five years, and we expect to continue to derive a significant portion of our net sales from our existing customers in the future. Our ability to serve as a “one-stop-shop” for the wide array of customer needs represents a differentiated value proposition compared to smaller competitors, who may not have the product breadth, specialization, local and industry expertise or technical service capabilities to match our comprehensive product and service offering. We also have a specialized team focused on serving strategic accounts, which include large private water companies and national contractors. We believe that we are better positioned than our competitors to serve these national customers on larger projects requiring dedicated sales personnel, greater technical expertise and more complex or specialized procurement needs.

We have a diverse base of suppliers who view us as integral partners. We have strong relationships with our suppliers due to our long history in the industry, substantial purchasing scale, national footprint and ability to reach a fragmented customer base. We believe we are the largest volume customer for many of our suppliers, leading to favorable purchasing arrangements regarding product availability, payment terms and pricing. Our scale also enables us to secure exclusive or restrictive distribution rights in key product categories and to provide key products to customers that are unavailable to our competitors. We believe that our size and scale, supplier relationships and technical knowledge of products and local specifications enable us to obtain preferred access to specialized products and preferred access to products during periods of material shortages or when shorter-than-usual lead times are required for certain projects. This provides us with a significant competitive advantage versus smaller competitors, particularly for large and complex projects. Our largest single supplier represented 9% of product expenditures for fiscal 2020, and our top ten suppliers represented 42% of total product expenditures during the same period. In the future, we will seek to maintain a diverse base of suppliers, and we do not expect that our historical supplier concentration trends will materially change. We strategically conduct business with our top suppliers in order to optimize our scale advantages, but we also have the flexibility to source the majority of our products from a number of alternate suppliers when necessary.

We offer a comprehensive portfolio of approximately 200,000 stock keeping units (“SKUs”) covering a full spectrum of specialized products. The table below outlines our key products and their percentage of net sales in fiscal 2020:

	Percent of Fiscal 2020 Net Sales	Applications	Representative Products

Pipes, Valves & Fittings	65%

Used in the distribution, flow control and service and repair of underground water, wastewater and reclaimed water transmission networks.

Includes pipe, valves, hydrants, fittings and other complementary products and services. Pipe materials include PVC, ductile iron, high-density polyethylene (“HDPE”), steel and copper tubing.

Storm Drainage	14%	Used in the construction of storm water and erosion control management systems. Includes corrugated piping systems, retention basins, manholes, grates and other related products.

Fire Protection	11%	Serves fire protection installers in the commercial, industrial and residential construction markets. Includes fire protection pipe, sprinkler heads and devices as well as custom fabrication services.

Meters	10%	Used for water volume measurement and regulation. Includes smart meter products, installation, software and other services.

Footprint, Operations and Talent

We operate a branch-based business model consisting of approximately 285 branches that are strategically located near our customers, and we have approximately 3,700 total associates. At the local level, each branch aims to carry a range of product lines, brands and inventory levels suited to specifications and customer preferences. Our local presence allows our branch managers and team of sales representatives to provide a consultative sales approach and value-added services tailored to local needs and specifications and to respond to both immediate and longer-term project needs.

Our specialized fleet of equipment allows us to deliver materials to our customers’ worksites in a timely and cost-efficient manner. We operate approximately 850 delivery trucks and approximately 350 trailers. Our fleet, in conjunction with our branch network, enables us to coordinate the logistics of jobsite delivery and provide reliable, consistent support to our customers.

We have a large and experienced team of approximately 1,700 sales and field management personnel. This includes our district and branch managers, regional vice presidents who manage multi-state territories and approximately 500 field sales representatives who operate within local territories and have strong relationships with individual customers. Our associates actively participate in, and often lead, industry trade associations, which contribute to industry best practices for quality, ethics and safety at the state, regional and national levels. These groups help educate our industry, legislators and the public by raising awareness of our nation’s water infrastructure needs, which helps drive investment in water infrastructure necessary to address the growing infrastructure gap.

Our management approach and compensation structure foster an entrepreneurial culture in which managers have significant autonomy to run their branches based on local conditions, and associates are rewarded for achieving growth and profitability. As a result, we believe that we are able to recruit and retain some of the industry’s best managers and sales representatives, who have extensive experience and are focused on customer service and achieving strong financial results. Our incentive plans are closely tied to overall financial performance and working capital optimization, balancing growth, profitability and investment at our local branches.

The map below shows our current branch locations, illustrating our strategic footprint across the U.S.:

Commitment to ESG

Our business strategy and operations align with our goal of providing safe and sustainable infrastructure for generations to come. Our focus on Environmental, Social & Governance (“ESG”) matters is foundational to who we are as a company. Preserving the earth’s most valuable resource and providing clean and safe water to our communities are at the core of what we do. Our products and services are integral to building, repairing and maintaining the essential infrastructure of water, wastewater, storm drainage and fire protection systems. Water is a finite resource, and community water supply challenges, including natural flooding, contamination and drought, continue to increase in severity. We partner with our customers to help ensure water resources and facilities are available to meet each local community’s short- and long-term needs. Our water and wastewater products help preserve and conserve water and prevent wastewater spillage and flooding that can cause devastating problems and reduce local quality of life. In addition, our fire protection products save lives and are critical to the health and safety of our communities.

Our success is built on relationships of trust, and acting with honesty and integrity in each choice we make is one of our core values. We invest in the development, well-being and safety of our people, which is a priority across all of our operations. We offer training and development to the industry by inviting our suppliers, customers and associates to both teach and learn virtually, in our classrooms and at our branches. We are committed to developing a diverse talent pipeline and preparing our associates for a bright future in our industry. Through our award-winning training programs, we focus on developing extraordinary leaders at all levels to position our associates for success. As industry leaders, we are committed to driving social change in our business by empowering women through our internally developed Women’s Network, which supports the development and growth of women in our industry. We have expanded our diversity and inclusion initiatives to access more diverse talent and established our Diversity, Inclusion and Belonging Advisory Council to provide our company with new perspectives and enhance business decision-making. We have developed a dedicated veterans hiring initiative, as we believe their leadership experience, commitment and problem-solving skills are critical to our success as an organization. We believe that our focus on ESG matters improves our ability to attract top talent to our organization and drive employee engagement, which becomes a competitive advantage.

We prioritize the safeguarding of our communities at large. In 2019, we established the Core & Main Caring Fund to provide financial assistance to associates facing significant hardship during a crisis. Each of our approximately 285 branches is empowered to decide how best to support their local communities—from food banks and scholarships to local fundraisers, our teams spend their local funds where they will have the greatest impact. Our associates are able to make individual contributions through automated payroll deductions that support some of those same organizations.

In 2020, we released our inaugural ESG Report, an important step in demonstrating and communicating our commitment to ESG. Over time, we intend to publish specific goals and targets in accordance with recognized reporting standards. We believe that our focus on ESG matters and sustainability will benefit our business by enhancing our relationship with our associates, our customers, our suppliers and the communities in which we operate.

Our Industry

We believe we have built a leading position in our addressable market for the distribution of water, wastewater, storm drainage, erosion control and fire protection products, and related services, which we estimate to represent approximately $27 billion in annual spend. We estimate that combined net sales by Core & Main and our largest competitor, the only other national distributor in the industry, accounted for approximately 30% of net sales to end users in fiscal 2020. The remainder of the market is served by hundreds of regional, local and specialty niche distributors, as well as, to a smaller degree, sales by manufacturers to end users. Our addressable market includes certain product categories that are underpenetrated, and we have a clear strategy to expand our share in these growing markets.

We believe there is a growing opportunity in our industry for both customers and suppliers to utilize distributors rather than directly sourcing from manufacturers. The role of the specialized distributor within the value chain is becoming increasingly important as our fragmented customer base demands higher levels of availability across a broad set of products, which are procured from a large number of suppliers. We seek to enhance our value proposition as a distribution partner by offering specialized product selection and project scoping and management, making us an integral part of our customers’ project planning and execution.

We have diversified end market exposure, and we believe there are positive industry trends supporting long-term growth in our markets. Our net sales are driven by activity in three primary construction sectors: (i) municipal; (ii) non-residential; and (iii) residential. We believe we are well-positioned to benefit from long-term growth in municipal water infrastructure spending, including future accelerated federal, state and local investments to repair and upgrade existing aged infrastructure or to advance water conservation, especially in response to climate changes and storm-driven containment and drainage issues. We believe we can also capitalize on expected growth in residential and non-residential construction activity, both of which remain below long-term historical averages, and are expected to benefit from population growth, the historical under-build of housing versus household formations, historically low interest rates, demographic shifts from the cities to the suburbs and the need for commercial, industrial and other non-residential structures to support that residential growth.

Our business is well-balanced between repair and replacement and new construction projects, as shown in the charts below for fiscal 2020. Our repair and replacement revenues have come to represent a large portion of our business as the U.S.’s water infrastructure has aged and municipalities have become increasingly focused on water conservation.

Estimated End Market Mix	Estimated Repair & Replace vs. New Construction

Municipal

We estimate that approximately 45% of our net sales in fiscal 2020 were to contractors and municipalities for municipal projects, including the repair, replacement, upgrade and construction of water and wastewater supply, filtration, storage and distribution systems. Municipalities establish local product specifications, and given our extensive geographic footprint, we believe we are best equipped to anticipate and serve local needs as well as large private underground utility contractors who require national reach and an extensive product offering.

Municipal demand has exhibited steady growth over the long term due to the consistent and immediate need to replace aged or broken water infrastructure. However, due to limited available funding, the pace of investment has significantly lagged the need to upgrade water systems throughout the U.S. and has resulted in significant underinvestment in water supply, water safety and wastewater management. The average age of water and wastewater pipes in 2020 was 45 years, up 20 years from 1970.1 More than 600 municipalities still use 200-year old cast iron pipe systems,2 and there are approximately 300,000 waterline breaks every year, representing the equivalent of a water line break every two minutes.3 Significant investment is needed to close the growing water infrastructure gap: an additional estimated $2.2 trillion will be required for repairs and upgrades over the next 20 years.4 The U.S. government is currently discussing the parameters for what we believe could be one of the most substantial infrastructure investment bills in the country’s history. In the coming years, we expect increased federal infrastructure investment to have a core focus on the upgrade, repair and replacement of municipal waterworks systems and to address demographic shifts and serve the growing population. We believe these dynamics create the backdrop for a favorable funding environment and accelerated investment in projects that will benefit our business. Before consideration of any incremental federal investment, we estimate municipal spending on water and wastewater infrastructure projects will grow at low single digit rates through 2023.

Municipal Infrastructure Spend5

Non-Residential

We estimate that approximately 37% of our net sales in fiscal 2020 were directly related to clean water and wastewater infrastructure, storm drainage and fire protection systems supporting U.S. non-residential activity, including industrial, commercial, institutional, warehouse and multi-family development projects. Our products are often installed while breaking ground on new lot development during the initial construction phase, though some products, like storm drainage, are used during both new construction and repair and replace activities. Our fire protection products are typically installed at later stages of construction projects compared to most of our products and exhibit less seasonal patterns because they are generally installed indoors and are therefore less impacted by weather conditions. We believe that non-residential construction starts combined with non-residential

[1]	Source: Bluefield Research, Water Industry 4.0 Focus Report 15 (2019).
[2]	Source: Bluefield Research, A Material Shift in the U.S. Pipe Market 6 (2020).
[3]

Source: Mary Scott Nabers, 2021 Prime for Water Infrastructure Contracting Opportunities, Water Online (Dec. 16, 2020) https://www.spartnerships.com/2021-prime-for-water-infrastructure-contracting-opportunities.

[4]	Source: Value of Water Campaign, The Economic Benefits of Investing in Water Infrastructure 14 (2020).
[5]

Source: U.S. Congressional Budget Office, Public Spending on Transportation and Water Infrastructure, 1956 to 2017 (2018). All periods after 2017 are based on management estimates and do not reflect the opinions of the U.S. Congressional Budget Office.

construction spending are good indicators of demand for our products and services due to the mix of products we supply to this end market.

The U.S. non-residential construction market had been in a long recovery period until growth slowed in 2020 during the COVID-19 pandemic. As lockdowns are eased and vaccination levels in the U.S. increase, we expect non-residential construction starts to rebound and follow residential building activity. We estimate spend on non-residential construction projects to grow at low-to-mid single-digit rates through 2023.

Non-Residential Starts6

Residential

We estimate that approximately 18% of our net sales in fiscal 2020 were directly related to clean water and wastewater infrastructure projects to supply and service U.S. residential activity. Similar to non-residential activity, residential spending in our industry is driven by new lot development, with residential single-family housing starts providing an indicator of demand for our products and services.

U.S. residential construction activity accelerated in 2020 and is expected to continue to grow as a result of population growth, low inventory, historically low interest rates and a demographic shift to the suburbs from large cities. Although residential construction starts at the end of 2020 were approximately equal to long-term averages, the historical under-build of housing in the U.S. compared to household formations implies significant pent-up demand for continued strong growth going forward. We estimate residential construction starts to grow at mid-to-high single digit rates through 2023.

[6]	Source: Dodge Data & Analytics, Non-Residential Construction Starts. Forward-looking data based on management estimates of non-residential starts measured by non-residential square footage developed.

Residential Starts (Single-Family)7

Our Competitive Strengths

Size and Scale in a Fragmented Market

We are a leading distributor of water, wastewater, storm drainage and fire protection products, and related services, as measured by net sales with approximately 14% market share in fiscal 2020, and one of only two national distributors in the industry. In fiscal 2020, we sold over 30,000 miles of pipe, a distance equivalent to 12 times the length of the Mississippi River. We have built an expansive geographic footprint in a highly fragmented industry, allowing us to service all 50 states and establish a leading market position in many of the local markets we serve. Our national scale provides valuable geographic diversification that makes us resilient to various regional shocks, including significant weather events, relative to our local and regional competitors, and allows us to cost-effectively further invest in critical capabilities and efficiencies. Our broad and deep industry relationships and expertise, proprietary information technology and ability to attract top talent are just a few examples of ways we continue to build our value proposition and expand our market share. As investment in our nation’s water infrastructure continues to elevate in focus, we believe these capabilities will make customers and suppliers increasingly rely on us to serve and protect their communities.

Strong Value Proposition and Pivotal Role in Shaping Our Industry

We play a critical role in the supply chain by connecting a large and diverse set of suppliers with a highly fragmented customer base. Our customers benefit from our technical expertise, the quality of our customer service, our purchasing capabilities, our product breadth and availability and the convenience of our branch locations, which allows us to provide consistent and timely delivery. Combined, these capabilities provide advantages relative to smaller, local competitors and allow us to attract business from large, high-quality and multi-regional contractors and municipalities with more complex projects. Our suppliers recognize our value proposition to customers, and we believe they increasingly view us as an integral partner given our understanding of local and regional markets and our ability to extend their sales and geographic reach. This enables us to benefit from more favorable

[7]

Source: Residential Construction Historical Time Series, United States Census, https://www.census.gov/construction/nrc/historical_data/index.html. Forward-looking data based on management estimates of total residential housing units started.

supplier agreements and product availability, as well as opportunities for product line exclusivity and restrictive distribution arrangements. These exclusive and restrictive distribution rights limit new entrants into our industry and provide a significant and sustainable competitive advantage.

We are proud of our industry leadership and embrace this responsibility by advocating for safe water and fire protection infrastructure in our communities, developing industry-leading talent, driving new product adoption and bringing new technologies to our addressable markets. For example, we are driving the acceleration of an important transition in the smart meter market as municipalities increasingly seek to replace dated metering technology and upgrade to smart or automated meters with labor savings and water conservation benefits. Through our CORE+ Smart Utility services, our turn-key offering that combines not only project management, installation, hardware and software, but also lifelong meter system management, we enhance utility providers’ monitoring capabilities and efficiency. By bringing technical resources and advanced metering technology to underserved municipalities, we help support their water conservation efforts, ultimately reducing the economic costs of water system failures. We are well-positioned to continue to shape our industry through technological advancements, which further strengthens our relationships with customers and suppliers.

Multiple Levers for Organic Growth

We have a track record of growing faster than our underlying addressable market as our scalable platform provides multiple levers for driving organic growth. We have increased our estimated share of our addressable market from approximately 11% in fiscal 2017 to approximately 14% in fiscal 2020 through our organic growth initiatives and acquisitions. Over the past few years, we have invested in our scalable platform ahead of growth and made investments in additional talent, corporate infrastructure and information systems.

Our significant competitive advantages, customer-centric service and ability to leverage our national network support our ability to expand our customer base and gain share with customers in existing MSAs. We also focus on increasing sales of high-growth, margin-accretive products and partnering with our preferred suppliers to drive the adoption of innovative technologies, like smart-metering. For example, we are driving adoption of fusible products and related services, including fusible HDPE pipe, which we support with fabrication services and fusion equipment sales and rentals.

We have opportunities to expand our presence in underserved geographies through investments in sales talent and greenfield expansion. We utilize a data-driven strategy to identify and evaluate these underserved markets. Accordingly, we have also identified a number of underpenetrated product categories in large and attractive markets, like erosion control, where we can grow and enhance our market share.

Through our strategic accounts program, we directly partner with large national contractors and private water companies, who typically pursue large, complex projects or have specialized procurement needs. Sales through our strategic accounts program represented less than 5% of our fiscal 2020 net sales. We believe that we are well-positioned to grow share due to our dedicated sales team that includes engineers and other experts who can provide significant insights on large, complex projects, including cases in which our customers are asked to design and build new water systems or wastewater treatment plants. Our partnerships with these customers extend throughout the entire project lifecycle, from the pre-bidding design phase to post-project support. We believe our strategic partnerships and national supplier relationships will continue to generate cross-selling opportunities and future business while driving adoption within our distribution model.

Proven Ability to Execute and Integrate Acquisitions

Given the highly fragmented and localized nature of our markets, we maintain a robust pipeline of future acquisition candidates. We believe we are widely viewed as the acquirer of choice given our reputation, culture, scale, ability to effectively integrate acquisitions and experience developing industry-leading talent. We provide robust financial and technical resources, increased product access, stability and a wealth of industry expertise to the businesses we acquire, allowing them to maintain their local presence and entrepreneurial spirit while gaining the support of a nationwide company.

We have a proven track record of using a disciplined approach to identify, execute and integrate acquisitions. Since becoming an independent company in August 2017, we have completed 12 acquisitions, representing approximately $500 million in aggregate historical annual pre-acquisition net sales at attractive multiples. Our completed acquisitions strengthened our presence in certain local markets, enhanced our product and private label offerings and added valuable talent. Our acquisition strategy also allows us to strategically expand our product offering of underpenetrated products, such as erosion control and other categories with large and attractive addressable markets, in which we have a significant growth opportunity. Our favorable supply chain relationships and integration strategy allow us to achieve significant synergies through gross margin expansion as well as operational improvements.

Differentiated Service Offerings Enhanced by Proprietary Technology Tools

We believe our service capabilities and operational approach differentiate us from our competition. At the local level, each branch aims to carry a range of product lines, brands and inventory levels tailored to local specifications, regulations and customer preferences to effectively respond to customers’ immediate and long-term project needs. Customers rarely come to our branches with a list of products they need, instead presenting our field personnel with engineered drawings. Our value proposition is derived from our combination of technical expertise, product availability, customer service and planning capabilities. Our associates are specifically trained in project scoping and planning, often performing digital “take-offs” by curating a product list and custom solutions, leveraging our regional and national network of product specialists to find a solution tailored to our customers’ needs.

We complement this knowledge and sales expertise with our proprietary technology platforms that incorporate decades worth of experience from our specialized industry focus and insights into customers’ planning and sourcing needs. Our PowerScope bidding platform and Online Advantage and Mobile Advantage customer portals build customer loyalty by facilitating a more seamless bidding, planning, materials management and delivery experience. Overall, we believe our service capabilities and technology tools are sophisticated, scalable and differentiated from those of our competitors.

Beneficial Industry Trends

We expect to benefit from accelerating municipal and private construction end market demand as investment in water infrastructure and a focus on water conservation increase and the need for new and upgraded water systems grows with increased residential and non-residential construction activity. In March 2021, Congress passed the $1.9 trillion COVID-19 relief bill, which includes $350 billion of funding for states and local governments. We believe this funding will promote investment in much-needed upgrades and modernization to water infrastructure systems and that we are well-positioned to benefit from any such spending or potential future infrastructure legislation. As a national distributor and market leader in our industry, we believe we will be able to capitalize on strong expected growth in residential construction and the ensuing non-residential construction that typically follows that growth.

We expect the trend among our customers of increasingly favoring distribution over direct sourcing will continue and that our national footprint, broad product availability, high level of technical expertise and exceptional customer service will enable us to not only benefit from the continued shift in market share to the distribution channel but also to gain share disproportionately to our competitors.

The impact of climate change and increased natural flooding disasters have highlighted the need in the U.S. for improvements in storm drainage infrastructure solutions, including corrugated HDPE piping systems, storm water retention basins and other underground storm water management systems. The U.S. has sustained 258 weather and climate disasters each exceeding $1 billion in damages since 1980, including 22 in 2020, with aggregate damages in excess of $1.7 trillion.8 As flooding events accelerate, storm water management systems with higher water volume handling capabilities become more critical to avoiding disasters, and we are well-positioned to support this increasing need. There is also an increasing demand for solutions to restoring and reusing water, particularly in areas of the country facing threats from droughts. Our reclaimed water products help address these water shortage concerns.

Attractive and Resilient Financial Profile

Our strong competitive position has contributed to a track record of consistent above-market growth and profitability improvement. Since our separation from HD Supply, we have achieved net sales growth at a CAGR of 9.6% from fiscal 2017 through the trailing twelve months ended May 2, 2021, growing faster than our underlying addressable market and thus increasing our estimated market share from approximately 11% in fiscal 2017 to approximately 14% in fiscal 2020. Over half of our growth rate during this period was related to organic growth. Furthermore, our Adjusted EBITDA margin expanded approximately 130 bps from fiscal 2018 to fiscal 2020. We believe that the diversified nature of our end markets, customer base, product offerings and geographic footprint provides increased stability for our business relative to distributors operating on a smaller scale. The municipal, residential and non-residential construction end markets have historically operated on different cycles and benefit from varied demand drivers. Moreover, our highest revenue concentration is in the municipal end market, which has historically been more resilient relative to construction end markets given the consistent need for maintenance and repair of existing infrastructure. For additional information about, and a calculation of, Adjusted EBITDA margin, which is a non-GAAP measure, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

We have a long and established track record of strong cash flow generation. Our capital requirements to organically grow and maintain our branch network have historically been very low, averaging below 0.5% of annual net sales. Moreover, our strong supplier relationships and favorable payment terms result in a low cost of inventory. Our working capital optimization provides both counter-seasonal and counter-cyclical stability, allowing us to invest and build working capital during growth periods, yet remain agile in the event of a potential industry-level decline. Our strong and resilient cash flow metrics have allowed us to materially reduce our Net Debt Leverage while also executing 12 acquisitions and pursuing numerous organic growth opportunities.

The resilience of our business and our end markets has been exemplified during the COVID-19 pandemic. We have continued to operate as an essential business, providing products and services to our customers that they need to invest in and maintain our nation’s infrastructure. We have effectively managed costs and demonstrated agility in implementing new protocols to help ensure the safety of our associates, while responding quickly to changes at the local level. Despite the challenges that the COVID-19 pandemic created for many industries, our industry has generally remained active, and we

[8]	Source: Bluefield Research, Stormwater Opportunity Reinforces Quikrete Deal 2 (2021).

have been able to deliver positive sales and earnings growth (on a year-over-year basis) each quarter throughout fiscal 2020.

Strong and Highly Experienced Management and Sales Team

We have highly experienced management and sales teams, including our executive team, regional vice presidents, district managers, branch managers and field sales representatives, which allow us to effectively implement our operating model, manage our branches and maintain and grow our relationships with our customers. We believe the autonomy of district and branch managers not only allows us to focus on our local markets, but also helps foster a culture of learning to help develop our future leadership. The executive management team has deep functional and business expertise with average industry experience that exceeds 20 years. Our leaders have an exceptional track record of managing the business across economic cycles and achieving impressive organic growth. Our approximately 500 field sales representatives have an average of 15 years of experience. Our sales team’s knowledge of local regulatory requirements and specifications differentiates us from our competitors and allows us to provide customer-specific product and service offerings, which we believe helps us win across our local markets.

Our Strategies

We intend to capitalize on our competitive strengths to deliver profitable growth and create shareholder value through the following core strategies:

Utilize Scale and Platform to Accelerate New Product Adoption and Continue to Advance the Industry

We utilize our vast geographic footprint, customer relationships, local industry knowledge and training capabilities to introduce and accelerate the adoption of new products and technology in our industry. Examples include the advancement of smart-metering and fusible HDPE solutions to waterworks customers, fabrication and kitting assemblies for fire protection contractors and new water retention and erosion control products for residential and non-residential developers.

We have also identified a number of underpenetrated product categories in large and attractive markets where we can grow and enhance our market share. Erosion control is representative of these opportunities as it is a complementary product offering in a fragmented market and furthers our strong focus on clean water given its role in stormwater run-off prevention. We believe that we can expand our presence in these underpenetrated product categories without investing significant capital or incurring substantial incremental costs as a result of our existing branch network, favorable supplier relationships and low working capital requirements.

Opportunistically Pursue Strategic Accretive Acquisitions

We take a disciplined approach to sourcing, acquiring and integrating complementary businesses that can help us continue to expand into new geographic areas, acquire key talent, offer new products and services and consolidate existing positions. We have a strong acquisition platform in place and a proven track record, which bolsters our ability to pursue attractive assets in the market. We have built out an experienced mergers and acquisitions team that actively develops a large pipeline of synergistic acquisition targets and coordinates with field leadership to identify, pursue and integrate new businesses. Through overhead cost reduction, facility optimization, purchasing capabilities and our scalable information technology platform, we have been able to generate significant margin improvement and synergistic value from our acquired businesses.

Replicate Successful Expansion in Underpenetrated Geographies

We have demonstrated an ability to successfully expand in underpenetrated geographies. We intend to continue to pursue opportunities to strengthen our presence in MSAs where we have an established footprint as well as in certain underserved markets. We believe we are well-positioned to do so through our market intelligence and ability to attract and develop sales talent. We also intend to continue to selectively drive greenfield expansion. New branches have historically required initial capital expenditures of approximately $0.2 million to open each branch. All of the branches we have opened since 2017 that have operated for at least two years have generated positive operating income within the first two years, and we expect that our more recently opened branches will be able to achieve similar results. We can quickly and efficiently open new branches in geographies with attractive market trends given our highly capable talent pool, ability to capitalize on our scale and learning curve advantages based on past successes in entering new geographies. We have identified 174 MSAs where we believe we are underpenetrated and thus have opportunities to pursue greenfield expansion or offer more product lines and services, which we have estimated to be an approximately $1.4 billion sales opportunity.

Drive Growth through Our Focus on Building a Reliable and Sustainable Water Infrastructure

As a market leader in our industry, we recognize our responsibility to provide reliable infrastructure and support for water conservation efforts. In embracing that responsibility, we raise awareness and advocate for continued enhancement and preservation of water resources. We do this at the national, state and local levels through our prominent positions in and guidance to industry organizations, alliances and associations such as the National Utility Contractors Association, Water and Sewer Distributors of America, the American Water Works Association, the National Fire Sprinkler Association and the National Rural Water Association. Our involvement and direct support as a distributor is often critical to water municipalities, such as those undertaking large projects to improve water resources, as well as smaller rural communities undertaking projects to improve access to clean water or sanitary sewage systems.

We continuously align our business strategy with identifying and driving awareness of innovative technologies to repair and improve our nation’s water infrastructure. Between 2012 and 2018, the number of water main breaks in the U.S. increased 27%, primarily due to failures in cast iron and cement pipe for which break rates increased by over 40%.9 On average, municipalities lose approximately 16% of water on an annual basis,10 and the U.S. lost an estimated $7.6 billion worth of treated water in 2019 due to leaks.11 In response, we continue to drive adoption of smart water technology, which reduces water loss through leak detection. We believe smart water technologies will continue to grow in importance across our municipal end market. We are increasingly focused on bringing our technical resources and advanced metering technology to underserved municipalities with right-sized, customized service offerings that work for their budgets. Moreover, as climate change continues to accelerate flooding events, our customers continue to demand more robust storm drainage infrastructure solutions. Our strong distribution network and access to specialized products make us ideally positioned to install and repair the necessary storm drain infrastructure.

Execute on Gross Margin Enhancement Initiatives

Since fiscal 2017, we have improved our gross margin by roughly 230 basis points through several initiatives, including our private label program, data-driven pricing, rebate optimization and an

[9]

Source: Steven Folkman, Water Main Break Rates in the USA and Canada: A Comprehensive Study, Utah State University, 4 (March 2018), https://digitalcommons.usu.edu/cgi/viewcontent.cgi?article=1173&context= mae_facpub.

[10]	Source: Chris Wiant, Water Loss: Challenges, Costs, and Opportunities, Water Quality and Health Council, 2 (2017), https://waterandhealth.org/wp-content/uploads/2017/12/Water-Loss_11-10-17.pdf.
[11]	Source: Value of Water Campaign, The Economic Benefits of Investing in Water Infrastructure 24 (2020).

expansion of value-added products and services. We have complemented these initiatives with accretive acquisitions, which has resulted in sustained margin expansion.

Our private label initiative has accelerated since our acquisition of LIP, through which we gained access to a highly scalable assortment of private brands and products utilized throughout the fire protection product line. We believe our ability to leverage our global sourcing capabilities and strong international supplier relationships, as well as the potential for automated distribution and logistics, will continue to create competitive pricing advantages. We are expanding our direct sourcing and distribution capabilities in order to drive further margin expansion in the future.

We recently formed a specialized team dedicated to driving sustainable margin improvement. An end-to-end review of our pricing strategies allowed us to identify key margin-enhancing opportunities, including continued optimization of system-wide pricing through IT enhancements, data-driven customer and product analysis that enable us to identify price opportunities and mitigate potential margin impacts from price changes. We believe these gross margin initiatives, in addition to our ability to leverage fixed costs, create a path to drive continued EBITDA margin expansion.

Invest in Attracting, Retaining and Developing World Class Talent

We believe that our continued investment in the development and well-being of our people, together with our focus on our foundational core values of honesty and integrity, support our commitment to our associates and to customer service. Our award-winning training programs enable us to accelerate development of our top talent to drive profitable growth while maintaining a supportive and mission-driven culture. Our training program, which we believe to be best-in-class, was recently named to Training Magazine’s 2021 Top 100 Award.

We intend to continue to invest in our already-strong talent base by attracting and developing associates. Our training and leadership curricula and expanded diversity and inclusion programs drive high associate engagement and a positive associate experience. In addition, we deliver attractive career growth opportunities to our associates while leveraging their knowledge and expertise.

Our dedication to developing industry leaders and commitment to ESG matters allow us to attract and retain the most qualified and motivated associates in the industry. Consistent with our local presence and focus, we actively invest in the communities in which we operate, supporting organizations, programs and events that foster community development both financially and through the volunteer efforts of our associates.

Our History

Our first legacy distribution company dates back to 1874 and over the years, our company has grown through sustained, above-market organic growth and a series of mergers and acquisitions. In 2005, The Home Depot acquired National Waterworks Holdings and subsequently merged it with Hughes Supply Inc. to establish one of the leading waterworks distributors in the United States. Under The Home Depot’s ownership, we became HD Supply Waterworks and completed several small acquisitions to further expand our geographic footprint. In 2007, a group of private equity investors, including CD&R, acquired the HD Supply business from The Home Depot and subsequently executed an initial public offering in 2013. In August 2017, HD Supply Waterworks was acquired by CD&R from HD Supply and was subsequently rebranded as Core & Main.

Recent Developments

Refinancing

In connection with this offering, Opco intends to (i) amend the terms of the Term Loan Credit Agreement governing the Senior Term Loan Facility in order to, among other things, enter into a new $1,500.0 million seven-year term loan (the “New Term Loan Facility”) and (ii) amend the terms of the ABL Credit Agreement governing the Senior ABL Credit Facility in order to, among other things, increase the aggregate amount of commitments under the Senior ABL Credit Facility by $150.0 million to $850.0 million and extend the maturity date of the Senior ABL Credit Facility from July 2024 to July 2026 (as amended, the “New ABL Credit Facility”). We expect that Holdings and Opco will use the net proceeds of this offering directly or indirectly received from us, together with the net proceeds from borrowings under the New Term Loan Facility and cash on hand, to redeem all $300.0 million aggregate principal amount of the Senior PIK Toggle Notes outstanding and all $750.0 million aggregate principal amount of the Senior Notes outstanding, plus, in each case, accrued and unpaid interest, if any, at the applicable redemption price, to prepay the approximately $1,257.8 million outstanding under our existing Senior Term Loan Facility as of May 2, 2021, plus accrued and unpaid interest, if any, and to use any remaining net proceeds for general corporate purposes. We expect to enter into these amendments providing for the New Term Loan Facility and the New ABL Credit Facility concurrently with the closing of this offering. We do not expect to borrow under the New ABL Credit Facility at the closing of this offering. For more information, see “Use of Proceeds” and “Description of Certain Indebtedness.”

Acquisitions

On June 24, 2021, we agreed to acquire, subject to certain closing conditions, substantially all of the assets of L & M Bag & Supply Co., Inc. and certain of its affiliates (collectively, “L&M”). L&M is a specialized supplier of geotextile fabrics and geogrids, as well as a supplier and manufacturer of a variety of erosion control products. The L&M acquisition is expected to close in the third quarter of fiscal 2021, and positions us to strategically expand our erosion control product offerings. The transaction price for the L&M acquisition will consist of $60 million, subject to working capital and certain other adjustments, which is expected to be funded with cash on hand. For the fiscal year ended December 31, 2020, L&M had revenue of approximately $58.4 million.

In addition, on July 1, 2021, we agreed to acquire, subject to certain closing conditions, including expiration or termination of the required waiting period under the Hart-Scott-Rodino Act, as amended, Pacific Pipe Company, Inc. (“Pacific Pipe”). Pacific Pipe serves municipalities and contractors in the water, waste water, storm drainage and irrigation industries throughout Hawaii with a broad product offering. The Pacific Pipe acquisition is expected to close in the third quarter of fiscal 2021, and positions us to strategically expand our geographic footprint to a new state. The transaction price for the Pacific Pipe acquisition will consist of $102.5 million, subject to a working capital adjustment, which is expected to be funded with cash on hand. For the fiscal year ended December 31, 2020, Pacific Pipe had revenue of approximately $73.1 million.

We are unable to provide any assurances that we will successfully complete the L&M acquisition or the Pacific Pipe acquisition on a timely basis or at all. In addition, we continue to actively evaluate and pursue other potential acquisitions and seek to acquire complementary businesses. We cannot assure you that we will identify or successfully complete transactions with suitable acquisition candidates in the future, nor can we assure you that any completed acquisitions will be successful. See “Risk Factors—Risks Related to Our Business—Acquisitions and other strategic transactions involve a number of inherent risks, any of which could result in the benefits anticipated not being realized and could have a material adverse effect on our business, financial position, results of operations and cash flows.”

Our Majority Shareholder

Clayton, Dubilier & Rice, LLC is a private investment firm with a strategy predicated on building stronger, more profitable businesses. Since inception, CD&R has managed the investment of $35 billion in 97 businesses representing a broad range of industries with an aggregate transaction value of more than $150 billion. The firm has offices in New York and London.

After the completion of this offering, we expect that the CD&R Investors, each of which is owned by investment funds managed by, or affiliated with, CD&R, will control approximately 79.7% of our total voting power (or approximately 78.0% if the underwriters exercise in full their option to purchase additional shares of Class A common stock) through their ownership of Class A common stock and Class B common stock, each of which entitles the holder to one vote per share. As a result, we expect to be a “controlled company” within the meaning of the NYSE rules following the completion of this offering. This election will allow us to rely on exemptions from certain corporate governance requirements otherwise applicable to NYSE-listed companies. See “Risk Factors—Risks Related to Our Class A Common Stock and This Offering—We expect to be a “controlled company” within the meaning of the NYSE listing standards and, as a result, we will qualify for, and currently intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements” and “Management—Corporate Governance.”

Organizational Structure

The diagram below provides a simplified overview of our organizational structure immediately prior to this offering:

In connection with the consummation of this offering, we will effect certain reorganizational transactions, which we refer to collectively as the “Reorganization Transactions” (as more fully described under “The Reorganization Transactions”), such that subsequent to the Reorganization Transactions and this offering, we will conduct our business through what is commonly referred to as an Umbrella Partnership-C Corporation or “Up-C” structure, which is often used by partnerships and limited liability companies when they undertake an initial public offering.

Our business is conducted through Holdings and its subsidiaries. In connection with the Reorganization Transactions, Core & Main will become the general partner and a limited partner of Holdings.

In connection with the Reorganization Transactions, the indirect ownership interests in Holdings held by certain Former Limited Partners will be converted into shares of our Class A common stock, including through the Blocker Mergers (as defined below). Pursuant to the Blocker Mergers, Core & Main will form merger subsidiaries which will merge with and into certain entities that are treated as corporations for U.S. federal income tax purposes (the “Blocker Companies”) through which certain of our Former Limited Partners hold Partnership Interests. Such Blocker Companies will survive the mergers and subsequently merge with and into Core & Main (together, the “Blocker Mergers”). In the Blocker Mergers, the Former Limited Partners, as the owners of the applicable Blocker Companies, will receive shares of newly issued Class A common stock. Class B common stock owned by the applicable Blocker Companies will be retired in connection with the Blocker Mergers.

The diagrams below provide a simplified overview of the Blocker Mergers:

Step 1:

Step 2:

In addition, the limited partnership agreement of Holdings will be amended and restated to, among other things, first, modify its capital structure to create and issue the Partnership Interests to be held by the Continuing Limited Partners and Core & Main following this offering and second, admit Core & Main as the general partner and a limited partner of Holdings (the “Amended and Restated Limited Partnership Agreement”). Furthermore, in connection with the Reorganization Transactions, Holdings will distribute shares of Class B common stock held by it to the Continuing Limited Partners, the Blocker Companies, CD&R Waterworks Holdings GP, Ltd. (“CD&R Waterworks Holdings GP”) and CD&R Associates X Waterworks, L.P. (“CD&R Associates X”). Following the Reorganization Transactions, including the applicable transfers and retirements of shares of Class B common stock, the Continuing Limited Partners will hold one share of Core & Main’s Class B common stock for each Partnership Interest that the Continuing Limited Partners hold. The shares of Class B common stock will have no rights to dividends or distributions, whether in cash or stock, but will entitle the holder to one vote per share on matters presented to the stockholders of Core & Main. See “Description of Capital Stock.” The principal investors that comprise the Continuing Limited Partners are CD&R Waterworks Holdings, which may hold Partnership Interests and shares of Class B common stock through a wholly-owned subsidiary, and Management Feeder. Management Feeder will hold Class B common stock and Partnership Interests on behalf of all of our executive officers, as well as other employees of the Company, who will indirectly own such Class B common stock and Partnership Interests of Holdings through their ownership of common units of Management Feeder.

We and the Continuing Limited Partners will also enter into an Exchange Agreement (as defined in “The Reorganization Transactions”) under which, subject to the terms of the Exchange Agreement, the Continuing Limited Partners (or their permitted transferees) will have the right, from time to time and subject to the terms of the Exchange Agreement, to exchange their Partnership Interests, together with the retirement of a corresponding number of shares of our Class B common stock, for shares of our Class A common stock on a one-for-one basis or, at the election of a majority of the disinterested members of our board of directors, for cash from a substantially concurrent public offering or private sale (based on the price of our Class A common stock sold in such public offering or private sale), net of any underwriting discounts and commissions, for each Partnership Interest exchanged, subject to customary conversion rate adjustments for stock splits, stock dividends, reclassifications and other similar transactions. The Exchange Agreement will also provide that in connection with any such exchange, to the extent that Holdings has, since consummation of the Reorganization Transactions and this offering, made distributions to the applicable Continuing Limited Partner that are proportionately lesser or greater than the distributions made to us, on a pro rata basis, the number of shares of Class A common stock to be issued or cash to be paid to such Continuing Limited Partner will be adjusted to take into account the amount of such discrepancy that is allocable to the Partnership Interests, and Class B common stock, subject to such exchange. We expect to cause Holdings to make distributions to its partners in such a manner as generally to limit increases to the number of shares of Class A common stock to be issued or cash to be paid to exchanging Continuing Limited Partners in connection with the adjustment described in the preceding sentence.

Immediately following this offering, after giving effect to the Reorganization Transactions, we will be a holding company and our sole material asset will be a direct and indirect ownership interest in Holdings. Holdings has no operations and no material assets of its own other than its indirect ownership interest in Midco, which is a holding company with no operations and no material assets of its own other than its ownership interest in Opco and Opco GP, the general partner of Opco. As the general partner of Holdings, we will operate and control the business and affairs of Holdings and, through Holdings and its subsidiaries, conduct our business. Accordingly, although we will have a minority economic interest in Holdings, we will have 100% of the voting power in, and control the management of, Holdings. As a result, Core & Main will consolidate Holdings and its subsidiaries on its consolidated financial statements and will report a non-controlling interest related to the Partnership Interests held by the Continuing Limited Partners in its consolidated financial statements.

The diagram below provides a simplified overview of our organizational structure immediately following this offering:

Continuing Limited Partners
Former Limited Partners
Public Shareholders
Class B Common Stock
• 35.7% voting power in Core & Main
• No economic interests in Core & Main
Class A Common Stock
• 49.8% voting power in Core & Main
• 77.5% of economic interests in Core & Main
Class A Common Stock
• 14.5% voting power in Core & Main
• 22.5% of economic interests in Core & Main
Limited Partnership Interests of Holdings (Partnership Interests)
• No voting power in Holdings
• Exchangeable for shares of Core & Main's Class A common stock
• 35.7% of outstanding Partnership Interests (economic interests)
Core & Main, Inc.
General Partnership Interests and Limited Partnership Interests
• 100% voting power in Holdings
• 64.3% of outstanding Partnership Interests (economic interests)
Core & Main Holdings, LP
• $300.0 million Senior PIK Toggle Notes*
Core & Main Midco, LLC
Guarantor under :
• Senior Term Loan Facility and New Term Loan Facility*
• Senior ABL Credit Facility and New ABL Credit Facility**
Guarantor under :
• Senior Term Loan Facility and New Term Loan Facility*
• Senior ABL Credit Facility and New ABL Credit Facility**
Core & Main Intermediate GP, LLC
Core & Main LP
• $1,257.8 million Senior Term Loan Facility*
• $700.0 million Senior ABL Credit Facility**
• $750.0 million Senior Notes*
• $1,500.0 million New Term Loan Facility
• $850.0 million New ABL Credit Facility

**We expect the Senior ABL Credit Facility will be amended in connection with the New ABL Credit Facility. See "—Recent Developments—Refinancing."

Corporate Information

Core & Main, Inc., the issuer in this offering, is a Delaware corporation that was incorporated on April 9, 2021 in connection with the Reorganization Transactions. Our principal executive offices are located at 1830 Craig Park Court, St. Louis, MO 63146, and our telephone number is (314) 432-4700. Our website is www.coreandmain.com. None of the information contained on, or that may be accessed through, our website or any other website identified herein is part of, or incorporated into, this prospectus, and you should not rely on any such information in connection with your decision to invest in our Class A common stock.

Summary Risk Factors

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, cash flows and results of operations that you should consider before making a decision to invest in our common stock. These risks and risks associated with our indebtedness, our organizational structure and our Class A common stock and this offering are discussed more fully under the caption “Risk Factors.” These risks include, but are not limited to, the following:

•	declines, volatility and cyclicality in the U.S. residential and non-residential construction markets and the impact of seasonality and weather-related fluctuations;

•	slowdowns in municipal infrastructure spending and delays in appropriations of federal funds;

•	price fluctuations in our product costs, particularly with respect to the commodity-based products that we sell, and availability and cost of freight and energy;

•	the spread of, and response to, COVID-19, and the inability to predict the ultimate impact on us;

•	risks involved with acquisitions and other strategic transactions, including our ability to identify, acquire, close or integrate acquisition targets successfully;

•

the competitive markets in which we compete, consolidation within our industry, our ability to competitively bid for municipal contracts and the development of alternatives to distributors of our products in the supply chain;

•	our ability to hire, engage and retain key personnel, including sales representatives, qualified branch, district and region managers and senior management;

•	our ability to identify, develop and maintain supplier relationships with a sufficient number of qualified suppliers and potential changes in vendor rebates or other terms of our vender agreements;

•	the ability of our customers to make payments on credit sales;

•	our ability to identify and introduce new products and product lines and manage our inventory effectively;

•	costs and potential liabilities or obligations imposed by environmental, health and safety laws and requirements or other regulations;

•	difficulties with or interruptions of our fabrication services;

•	our ability to maintain a high level of product quality, and potential exposure to product liability, construction defect and warranty claims and other litigation and legal proceedings;

•	safety and labor risks associated with the distribution of our products as well as work stoppages and other disruptions due to labor disputes;

•

the domestic and international regulatory and political environment, including with regard to trade relationships and tariffs, as well as difficulty sourcing products as a result of import constraints;

•	our ability to operate our business consistently through highly dispersed locations;

•	interruptions in the proper functioning of our IT systems, including from cybersecurity threats;

•	our ability to continue our customer relationships with short-term contracts;

•

our substantial indebtedness, the potential that we may incur additional indebtedness and associated risks of raising capital and our ability to generate the significant amount of cash needed to service our indebtedness;

•	the limitations and restrictions in the agreements governing our indebtedness, the Amended and Restated Limited Partnership Agreement of Holdings and the Tax Receivable Agreements;

•	future sales of shares by us or our existing stockholders could cause our stock price to decline;

•	our organizational structure, including our payment obligations under the Tax Receivable Agreements, which may be significant; and

•	the significant influence the CD&R Investors have over us and potential conflicts between the interests of the CD&R Investors and other stockholders.

The Offering

Issuer	Core & Main, Inc.

Class A Common Stock Offered	34,883,721 shares.

Option to Purchase Additional Shares of Class A Common Stock

We have granted the underwriters a 30-day option from the date of this prospectus to purchase up to 5,232,558 additional shares of Class A common stock from us at the initial public offering price, less underwriting discounts and commissions.

Class A Common Stock to be Outstanding After This Offering	154,834,603 shares (or 160,067,161 shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Class A Common Stock to be Outstanding After This Offering Assuming Exchange of All Partnership Interests Held by the Continuing Limited Partners	240,687,986 shares (or 245,920,544 shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Class B Common Stock to be Outstanding After This Offering	85,853,383 shares, all of which will be owned by the Continuing Limited Partners.

Voting Rights

Holders of outstanding shares of our Class A common stock and Class B common stock will vote together as a single class on all matters on which stockholders are entitled to vote generally, except as otherwise required by law. Each share of Class A common stock and Class B common stock will entitle its holder to one vote on all such matters. See “Description of Capital Stock—Common Stock.”

Immediately following the consummation of the Reorganization Transactions and this offering, the Continuing Limited Partners will hold all of the outstanding shares of our Class B common stock. The shares of Class B common stock will have no economic rights.

Voting Power Held by Purchasers in this Offering After Giving Effect to This Offering	14.5% (or 16.3%, if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Voting Power Held by the Original Limited Partners after Giving Effect to This Offering	85.5% (or 83.7%, if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Exchange Rights of Holders of Partnership Interests

The Continuing Limited Partners (or their permitted transferees) will have the right, from time to time and subject to the terms of the Exchange Agreement, to exchange their Partnership Interests, together with the retirement of a corresponding number of shares of Class B common stock, for shares of Class A common stock on a one-for-one basis or, at the election of a majority of the disinterested members of our board of directors, for cash from a substantially concurrent public offering or private sale (based on the price of our Class A common stock sold in such public offering or private sale), net of any underwriting discounts and commissions, for each Partnership Interest exchanged, subject to customary conversion rate adjustments for stock splits, stock dividends, reclassifications and other similar transactions. The Exchange Agreement will also provide that in connection with any such exchange, to the extent that Holdings has, since consummation of the Reorganization Transactions and this offering, made distributions to the applicable Continuing Limited Partner that are proportionately lesser or greater than the distributions made to us, on a pro rata basis, the number of shares of Class A common stock to be issued or cash to be paid to such Continuing Limited Partner will be adjusted to take into account the amount of such discrepancy that is allocable to the Partnership Interests, and Class B common stock, subject to such exchange. We expect to cause Holdings to make distributions to its partners in such a manner as generally to limit increases to the number of shares of Class A common stock to be issued or cash to be paid to exchanging Continuing Limited Partners in connection with the adjustment described in the preceding sentence. See “Certain Relationships and Related Party Transactions—Exchange Agreement.”

Tax Receivable Agreements	Prior to the consummation of the Reorganization Transactions and this offering, we will enter into a Tax Receivable Agreement with the Continuing Limited Partners (the “Continuing Limited Partners Tax Receivable Agreement”) that provides for the payment by Core & Main to the Continuing Limited Partners or their permitted transferees of 85% of the benefits, if any, that Core & Main realizes, or in some circumstances is deemed to realize, as a result of (i) increases in tax basis or other similar tax benefits as a result of exchanges of Partnership Interests for cash or shares of our Class A common stock pursuant to the Exchange Agreement, (ii) our allocable share of existing tax basis acquired in connection with this offering attributable to the Continuing Limited Partners and in connection with exchanges of Partnership Interests for cash or shares of our Class A common stock pursuant to the Exchange Agreement and (iii) our utilization of certain other tax benefits related to our entering into the Continuing Limited Partner Tax Receivable Agreement, including tax benefits attributable to payments under the Continuing Limited Partner Tax Receivable Agreement. In addition, prior to the consummation of the Reorganization Transactions and this offering, we will enter into a Tax Receivable Agreement with the Former Limited Partners (the “Former Limited Partners Tax Receivable Agreement” and together with the Continuing Limited Partners Tax Receivable Agreement, the “Tax Receivable Agreements”), which will provide for the payment by us to certain Former Limited Partners or their permitted transferees of 85% of the tax benefits, if any, that we actually realize, or in some circumstances are deemed to realize, as a result of (i) the tax attributes of the Partnership Interests we hold in respect of such Former Limited Partners’ interest in us, including such attributes which resulted from such Former Limited Partners’ prior acquisition of ownership interests in Holdings and our allocable share of existing tax basis acquired in connection with this offering attributable to the Former Limited Partners and (ii) certain other tax benefits. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreements” and “Unaudited Pro Forma Consolidated Financial Information” for information regarding anticipated future payments under the Tax Receivable Agreements.

Use of Proceeds	We estimate that the net proceeds to us from this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses, will be approximately $652.8 million (or approximately $752.3 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

We intend to use all of the net proceeds from this offering to purchase newly issued Partnership Interests (or newly issued Partnership Interests if the underwriters exercise in full their option to purchase additional shares of Class A common stock) from Holdings at a price per unit equal to the public offering price per share of Class A common stock in this offering, less underwriting discounts and commissions. We expect that Holdings and Opco will then use the net proceeds they directly or indirectly receive from Core & Main from this offering, together with the net proceeds from borrowings under the New Term Loan Facility and cash on hand, to redeem the Senior PIK Toggle Notes and Senior Notes in full, to prepay all of our existing indebtedness under the Senior Term Loan Facility and for other general corporate purposes. See “—Recent Developments—Refinancing” and “Use of Proceeds.”

Dividend Policy	We do not currently anticipate paying dividends on our Class A common stock for the foreseeable future. Any future determination to pay dividends on our Class A common stock will be subject to the discretion of our board of directors and depend upon various factors. See “Dividend Policy.” Holders of our Class B common stock do not have any right to receive dividends, or to receive a distribution upon a liquidation, dissolution or winding up of Core & Main, with respect to their Class B common stock.

Conflicts of Interest	An affiliate of J.P. Morgan Securities LLC, an underwriter in this offering, is administrative agent and a lender under our Senior Term Loan Facility. As described in “Use of Proceeds,” we expect the net proceeds from this offering, together with the net proceeds from borrowings under the New Term Loan Facility and cash on hand, will be used to prepay the term loans outstanding under our Senior Term Loan Facility, in addition to the redemption in full of the Senior PIK Toggle Notes and Senior Notes. As a result, an affiliate of J.P. Morgan Securities LLC is expected to receive less than 5% of the net proceeds from the sale of our Class A common stock in this offering in connection with such prepayment.

See “Underwriting (Conflicts of Interest).”

Risk Factors	Our business is subject to a number of risks that you should consider before making a decision to invest in our Class A common stock. See “Risk Factors.”

U.S. Federal Income Tax Considerations for Non-U.S. Holders	For a discussion of certain U.S. federal income tax considerations that may be relevant for non-U.S. stockholders, see “U.S. Federal Income Tax Considerations for Non-U.S. Holders.”

NYSE Trading Symbol	“CNM”.

In this prospectus, unless otherwise indicated, the number of shares of our Class A common stock to be outstanding immediately following the Reorganization Transactions and this offering does not reflect:

•	5,232,558 shares of Class A common stock issuable upon exercise of the underwriters’ option to purchase additional shares of Class A common stock from us;

•

85,853,383 shares of Class A common stock issuable upon exchange of Partnership Interests, together with the retirement of a corresponding number of shares of Class B common stock, that will be held by the Continuing Limited Partners immediately following the Reorganization Transactions and this offering, which includes 2,660,494 shares of Class A common stock corresponding to fully vested common units of Management Feeder outstanding held by certain members of our management, 6,320,302 shares of Class A common stock corresponding to vested Profits Units (as defined in “Compensation Discussion and Analysis”) of Management Feeder outstanding held by certain members of our management and 5,018,572 shares of Class A common stock corresponding to unvested Profits Units of Management Feeder outstanding held by certain members of our management, each of which will be converted into common units of Management Feeder in connection with the Reorganization Transactions and thereafter correspond to a number of Partnership Interests in Holdings that may be exchanged for shares of Class A common stock (see “The Reorganization Transactions—Management Feeder and Unit Appreciation Rights”); and

•

15,733,683 shares of Class A common stock reserved for future issuance under the Omnibus Incentive Plan and the ESPP (each as defined in “Compensation Discussion and Analysis”), which includes 633,683 shares of Class A common stock issuable under outstanding unit appreciation rights of Holdings, at a weighted average base price of $5.00 per share, which will be converted into stock appreciation rights denominated in shares of Class A common stock in connection with the Reorganization Transactions, of which stock appreciation rights representing 232,351 shares of Class A common stock will be vested and exercisable after consummation of this offering (see “The Reorganization Transactions—Management Feeder and Unit Appreciation Rights”).

Unless otherwise indicated, all information in this prospectus:

•	gives effect to the Reorganization Transactions;

•	gives effect to the issuance of 34,883,721 shares of Class A common stock in this offering at the initial public offering price per share of $20.00;

•	assumes no exercise by the underwriters of their option to purchase additional shares of Class A common stock; and

•

gives effect to amendments to our Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) and Amended and Restated By-laws (the “By-laws”) to be adopted prior to the completion of this offering.

SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA

The following table presents the summary historical consolidated financial data for Holdings and its subsidiaries and the summary pro forma consolidated financial data for Core & Main for the periods and at the dates indicated. Immediately following this offering, we will be a holding company, and our sole material asset will be our direct and indirect ownership interest in Holdings, which, through its direct and indirect subsidiaries, including Opco, conducts all of our operations. As the general partner of Holdings following the Reorganization Transactions, we will operate and control and conduct all of our business and affairs through Holdings and its direct and indirect subsidiaries, including Opco. Following this offering, Holdings will be the predecessor of Core & Main for financial reporting purposes. As a result, the consolidated financial statements of Core & Main will recognize the assets and liabilities received in the Reorganization Transactions at their historical carrying amounts, as reflected in the historical financial statements of Holdings. We will consolidate Holdings in our consolidated financial statements and record a non-controlling interest related to the Partnership Interests held by our Continuing Limited Partners on our consolidated balance sheet and statement of operations.

The summary historical consolidated statements of operations data and summary consolidated statements of cash flows data presented below for fiscal 2020, fiscal 2019 and fiscal 2018 and the summary consolidated balance sheet data presented below as of January 31, 2021 and February 2, 2020 have been derived from the audited consolidated financial statements of Holdings included elsewhere in this prospectus. The summary historical consolidated statements of operations data and summary consolidated statements of cash flows data presented below for the three months ended May 2, 2021 and the three months ended May 3, 2020 and the summary consolidated balance sheet data presented below as of May 2, 2021 have been derived from the unaudited consolidated financial statements of Holdings included elsewhere in this prospectus.

The summary historical consolidated financial data of Core & Main has not been presented as Core & Main is a newly incorporated entity, has had no business transactions or activities to date and had no assets or liabilities during the periods presented.

Historical results are not necessarily indicative of the results expected for any future period. You should read the summary historical consolidated financial data below together with our audited consolidated financial statements and related notes included elsewhere in this prospectus, as well as “The Reorganization Transactions,” “Unaudited Pro Forma Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the other information appearing elsewhere in this prospectus.

The summary unaudited pro forma consolidated financial data of Core & Main presented below has been derived from our unaudited pro forma consolidated financial information included elsewhere in this prospectus. The summary unaudited pro forma consolidated statement of operations data for the three months ended May 2, 2021 and fiscal 2020 gives effect to the Reorganization Transactions and the completion of this offering as if they had occurred on February 3, 2020, and the summary unaudited pro forma consolidated balance sheet data gives effect to the Reorganization Transactions and the completion of this offering as if they had occurred on May 2, 2021. The summary unaudited pro forma consolidated financial data is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the relevant transactions had been consummated on the dates indicated, nor is it indicative of future operating results or financial position. See “Unaudited Pro Forma Consolidated Financial Information” and “The Reorganization Transactions.”

	Core & Main		Holdings
	Pro Forma Three Months Ended May 2, 2021	Pro Forma Fiscal Year Ended January 31, 2021	Three Months Ended May 2, 2021	Three Months Ended May 3, 2020	Fiscal Year Ended January 31, 2021	Fiscal Year Ended February 2, 2020	Fiscal Year Ended February 3, 2019
	(dollars in millions, except percentages, share and per share data)
Consolidated Statement of Operations Data:
Net sales	$1,055.1	$3,642.3	$1,055.1	$842.1	$3,642.3	$3,388.6	$3,201.6
Cost of sales	798.3	2,763.9	798.3	642.9	2,763.9	2,599.4	2,493.5

Gross profit	256.8	878.4	256.8	199.2	878.4	789.2	708.1
Operating Expenses:
Selling, general and administrative	154.4	579.6	153.9	137.0	555.6	508.4	457.7
Depreciation and amortization	33.8	137.3	33.8	33.5	137.3	125.4	112.0

Total operating expenses	188.2	716.9	187.7	170.5	692.9	633.8	569.7

Operating income	68.6	161.5	69.1	28.7	185.5	155.4	138.4
Interest expense	11.2	44.8	35.5	33.2	139.1	113.7	101.1
Loss on debt modification and extinguishment	—	54.3	—	—	—	—	—

Income (loss) before provision for income taxes	57.4	62.4	33.6	(4.5)	46.4	41.7	37.3
Provision for income taxes	10.9	17.3	0.8	0.3	1.9	0.5	0.7

Net income (loss) attributable to partners’ capital	$46.5	$45.1	$32.8	$(4.8)	$44.5	$41.2	$ 36.6

Net income attributable to non-controlling interest	$20.1	$21.5

Net income attributable to Core & Main, Inc.	$26.4	$23.6

Per Share Data:
Net income (loss) per share, basic and diluted	$0.17	$0.15	$0.36	$(0.05)	$0.48	$0.45	$0.40
Weighted average shares used to compute net income per share, basic	154,834,603	154,834,603	92,132,195	92,050,921	92,085,179	92,006,060	91,942,323
Weighted average shares used to compute net income per share, diluted	240,519,190	240,357,778	92,132,195	92,050,921	92,085,179	92,006,060	91,942,323

Other Selected Financial Data:
EBITDA(1)	$103.3	$248.0	$103.8	$63.1	$326.3	$284.1	$252.9
Adjusted EBITDA(1)	109.1	342.0	109.1	68.7	342.3	298.0	259.8
Adjusted EBITDA margin(2)	10.3%	9.4%	10.3%	8.2%	9.4%	8.8%	8.1%
Capital expenditures	$4.0	$11.9	$4.0	$2.8	$11.9	$13.9	$13.9
Net Debt Leverage(3)	3.6x		5.2x		5.6x	6.4x	5.9x

Consolidated Balance Sheet Data (at end of period):
Cash and cash equivalents	$110.4		$320.2		$380.9	$180.9
Property and equipment, net	84.3		84.3		86.2	87.5
Total assets	3,596.1		3,803.2		3,593.7	3,199.4
Total liabilities	2,442.3		3,104.1		2,919.8	2,557.9
Total partners’ capital	1,153.8		699.1		673.9	641.5
Total consolidated indebtedness	1,500.0		2,307.8		2,311.0	2,074.0
Working capital(4)	676.9		868.7		818.0	607.7
Cash Flow Data:
Net cash provided by (used in):
Operating activities			$(42.5)	$(1.2)	$219.8	$206.5	$100.9
Investing activities			(3.9)	(210.5)	(228.9)	(233.6)	(21.6)
Financing activities			(14.3)	457.2	209.1	170.7	(42.1)

Increase (decrease) in cash and cash equivalents			$(60.7)	$245.5	$200.0	$143.6	$37.2

(1)

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for more information regarding EBITDA and Adjusted EBITDA and a reconciliation to net income attributable to partners’ capital.

(2)

Adjusted EBITDA margin represents Adjusted EBITDA as a percentage of net sales. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for a calculation of Adjusted EBITDA margin.

(3)

Net Debt Leverage represents total consolidated indebtedness, including of Holdings, less cash and cash equivalents, divided by Adjusted EBITDA. Net Debt Leverage as of May 2, 2021 is calculated using Adjusted EBITDA of $382.7 million for the trailing twelve months ended May 2, 2021. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for a calculation of Net Debt Leverage.

(4)	Working capital represents current assets minus current liabilities.

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. Our reputation, business, financial position, results of operations and cash flows are subject to various risks. You should consider and read carefully all of the risks and uncertainties described below, as well as other information included in this prospectus, including our consolidated financial statements and related notes, before making an investment decision. The occurrence of any of the following risks or additional risks and uncertainties not presently known to us could materially and adversely affect our reputation, business, financial position, results of operations or cash flows. In such case, the trading price of our Class A common stock could decline, and you may lose all or part of your investment. This prospectus also contains forward-looking statements and estimates that involve risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements.” Our actual results could differ materially from those anticipated in the forward-looking statements as a result of specific factors, including the risks and uncertainties described below.

Risks Related to Our Business

We have been, and may continue to be, adversely impacted by declines and volatility in the U.S. residential and non-residential construction markets.

Our business is largely dependent on activity in the U.S. residential and non-residential construction markets, which are volatile and subject to cyclical market pressures. The length and magnitude of these cycles have varied over time and by market. Approximately 18% and 37% of our net sales in fiscal 2020 were directly related to the U.S. residential and non-residential end markets, respectively. The level of activity in the U.S. residential and non-residential construction markets is based on numerous factors such as availability of credit, interest rates, general economic conditions, consumer confidence and other factors that are beyond our control. For example, in 2020, residential construction activity accelerated, in part due to the COVID-19 pandemic, as demand shifted away from densely populated urban centers, while non-residential construction slowed due to the COVID-19 pandemic. A significant downturn in activity in either the U.S. non-residential or residential construction markets could have a material adverse effect on our business, financial position, results of operations and cash flows.

We cannot predict the duration of the residential or non-residential construction industry market conditions or the timing of the recovery of residential or non-residential construction activity back to the historical averages. We also cannot provide any assurances that the operational strategies we have implemented to address current market conditions will be successful. Weakness in the non-residential or residential construction industry could have a material adverse effect on our business, financial position, results of operations and cash flows. Due to these factors and the potential volatility in the residential and non-residential construction markets, there may be fluctuations in our operating results, and the results for any historical period may not be indicative of results for any future period. Any uncertainty about current economic conditions can pose a risk to our business, financial position, results of operations and cash flows, as participants in the U.S. non-residential and residential construction industries may postpone spending in response to tighter credit, negative financial news or declines in income or asset values, which could have a material negative effect on the demand for our products.

Our business and the market for our products and services generally are subject to slowdowns in municipal infrastructure spending, which have in the past, and may in the future, result in a decrease in our net sales and operating results through reduced sales of our products to our municipal and contractor customers.

The market for the distribution of our products and services is affected by national, regional and local slowdowns in the amount spent by municipalities on waterworks infrastructure. We supply many of our products to contractors in connection with municipal projects. Approximately 45% of our net sales in fiscal 2020 were related to the municipal market. Many of the factors that influence waterworks sales are not within our control.

Municipal water infrastructure spending depends largely on availability and commitment of public funds for municipal spending, interest rates, water system capacity and general economic conditions. Product sales are subject to the availability of funding for municipal projects and reduced municipal funding could adversely affect our net sales. Economic downturns in any of our markets could reduce the level of infrastructure spending and construction activity and thus our net sales.

In addition, municipal budget processes and conditions in the municipal bond market can impact municipal spending. If a municipality is experiencing budget difficulties, or if a municipality is unable to access capital through the municipal bond market, it may allocate less funding to water infrastructure projects. Any slowdown in municipal spending on water infrastructure projects could have a material adverse effect on our business, financial position, results of operations and cash flows.

Fluctuations in federal funding can also negatively impact municipal spending. Reduced federal funding and corresponding reductions in federal fund appropriations can adversely affect many of our customers, who derive funding from federal, state and local bodies, which in turn can reduce the demand for our products and services. Conversely, increased federal funding can also adversely affect our business by slowing down state and local spending as a result of delays in appropriating such federal funding to our end customers. If a large amount of federal funding for infrastructure projects is allocated at once, including as a result of policies put forward by the new presidential administration or otherwise, funds may not be efficiently distributed to the markets in which we operate. Many of our customers, including those in our municipal end market, may also choose or be forced to delay the commencement of infrastructure projects until such funds are allocated, may choose or be forced to re-scope construction-ready infrastructure projects to qualify for federal funding or may not be able to timely pay for products or services provided.

We are subject to price fluctuations in our product costs, particularly with respect to the commodity-based products that we sell.

The costs to procure the products we sell, in particular our commodity-based products, are historically volatile and subject to fluctuations arising from changes in supply and demand, national and international economic conditions, labor costs, competition, market speculation, government regulation and trade policies, as well as periodic delays in the delivery of our products. Our suppliers are sensitive to price fluctuations in commodities. PVC, ductile iron, fusible HDPE and steel and copper pipe and tubing products that included these commodities accounted for approximately 24% of our net sales in fiscal 2020. Volatility in prices of these commodities has increased in recent months, in part due to the impact of COVID-19 on the global economy, and was exacerbated by a decline in product supply related to hurricanes in the second half of 2020 and the winter storms of 2021 in Texas, which resulted in temporary shut downs of certain plants and other facilities that produce certain materials used in the commodity-based products that we purchase. As a result of these factors and supply and demand dynamics, we estimate that we have experienced an approximately 35% increase in PVC pipe costs in the first quarter of fiscal 2021 compared to the first quarter of fiscal 2020. We have a limited ability to control the timing and amount of changes in the cost to procure our products. A shortage of available manufacturing capacity, or excess capacity, in the industry can result in significant increases or declines in the supply of our products, which in turn results in fluctuations in the market prices for our products, often within a short period of time. Although in some cases we have firm price quotes with our suppliers that fix the price at which we purchase products for a defined period of time, we have experienced termination of certain contracts through the enactment of force majeure contractual clauses.

Although we seek to recover increases in our product costs by passing product cost increases on to our customers, we have not always been completely successful. In addition, in periods of declining costs for our products, we may face pricing pressure from our customers, requiring us to reduce the prices at which we sell our products to our customers in order to remain competitive in our markets. Our ability to adjust prices in a timely manner to account for such price fluctuations may often depend on market conditions, our fixed costs and other factors, and our failure to adapt our product prices and operational strategies could result in lower revenue, profitability and the write down of our inventories. Historically, we have not engaged in material hedging strategies for purchases of commodity-based products. We generally sell our products on a spot basis and not under long-term contracts. Any increase in product costs that are not offset by an increase in our prices, or our inability to maintain price levels in an environment of declining product costs, could materially and adversely affect our business, financial position, results of operations and cash flows.

The COVID-19 pandemic has had, and could continue to have, an adverse impact on our business, results of operations and financial condition.

The public health crisis caused by COVID-19 and certain government restrictions to prevent its spread have had, and could continue to have, an adverse impact on our business, results of operations and financial condition as well as the operations of some of our suppliers. While such restrictions have started to ease, these restrictions and/or stricter measures may be reintroduced, which could have a material adverse effect on our business, financial position, results of operations and cash flows. The COVID-19 pandemic has also caused significant economic and financial disruption and volatility both in the United States and around the world, leading to an unprecedented slowdown in economic activity, a related increase in unemployment, lower interest rates, volatile equity market valuations and significant disruptions in financial activity. These conditions are expected to continue in the near term.

In fiscal 2020, we experienced decreased demand for our products and softening in our business as a result of the outbreak of the COVID-19 pandemic in the United States, primarily during the second and third fiscal quarters, most notably in jurisdictions where governments more narrowly defined which services constitute “essential services” with respect to construction activities. To mitigate the impact of COVID-19 on our business, we implemented various cost-saving measures, including, among other things, (i) compensation reduction measures, including furloughs of our associates in areas where customer demand was most significantly impacted by government restrictions, freezing new hires and postponing annual merit increases, (ii) deferring certain non-essential capital expenditures and other discretionary spending, such as reducing marketing and travel and entertainment expenses, (iii) implementing a temporary pause on activities related to our mergers and acquisitions, (iv) delaying lease renewals and relocations, (v) establishing multiple field-based teams tasked with redesigning our processes to meet new business requirements and (vi) continuing margin enhancement and process innovation initiatives to drive cost efficiencies. However, there can be no assurances that any of these, or other actions we may take in the future, will be effective in mitigating the impact of the COVID-19 pandemic. Although we have only experienced limited disruptions to certain of our supply chains, depending on the ultimate scope and duration of the COVID-19 pandemic and government responses thereto, we could experience supply chain disruptions in the future, which in turn could cause increases in product costs which we may not be able to pass on to our customers. In addition, if significant numbers of associates, key personnel and/or senior management become unavailable due to sickness, legal requirements or self-isolation, our operations could be disrupted and materially adversely affected. Moreover, a decline in municipal waterworks systems and infrastructure spending or a decrease in non-residential construction and/or housing starts could prevent us from executing on our strategies and negatively impact our business, results of operations and financial condition. In addition, the impact of the COVID-19 pandemic could exacerbate the other risks we face described elsewhere under “Risk Factors.”

There continue to be significant uncertainties associated with the COVID-19 pandemic, including with respect to the course, duration and severity of the virus, future actions that may be taken by governmental authorities and private businesses to contain the COVID-19 pandemic or to mitigate its impact and the effectiveness of such actions, the timing and speed of economic recovery and the widespread availability and ultimate effectiveness of vaccinations for COVID-19. We continue to monitor the situation and assess further possible implications to our business. Even after the COVID-19 pandemic subsides, we could still experience long-term impacts on our operating costs, as a result of attempts to counteract future outbreaks of COVID-19 or other viruses through, for example, enhanced health and hygiene requirements in one or more regions. Moreover, the long-term economic effects of COVID-19 on residential, construction and commercial development and municipal budgets are uncertain. We cannot at this time reasonably estimate the impact to our future results of operations, cash flows and financial condition; however, if these conditions worsen, we may be materially and adversely impacted.

Our business is affected by general business and economic conditions, which could materially and adversely affect our business, financial position, results of operations and cash flows.

The markets in which we compete, and demand for our products and services, are affected by a number of general business, financial market and economic conditions. General business, financial market and economic conditions that could impact the level of activity in our industry include economic recessions, changes in end-user preferences, business and consumer confidence, inflation, availability of credit, fluctuations in interest rates and capital, credit and mortgage markets and changes in the fiscal or monetary policies of governments in the regions in which we operate. For example, changes in interest rates can significantly increase the costs of the projects in which our products are utilized and may lead to such projects being reduced, delayed and/or cancelled. This could result in a decrease in our revenues and earnings and have a material adverse effect on our business, financial position, results of operations and cash flows. In addition, higher interest rates are often accompanied by inflation. In an inflationary environment, we may be unable to raise the prices of our products sufficiently to keep up with the rate of inflation. A decline in our end markets could materially and adversely affect our business, financial position, results of operations and cash flows. In addition, weakness in our industry could have a material adverse effect on us and we may have to close underperforming facilities from time to time as warranted by general economic conditions or weakness in the industry. In addition to a reduction in demand for our products, these factors may also reduce the price we are able to charge for our products and services. Any of these factors could negatively impact our business, financial position, results of operations and cash flows.

Acquisitions and other strategic transactions involve a number of inherent risks, any of which could result in the benefits anticipated not being realized and could have a material adverse effect on our business, financial position, results of operations and cash flows.

Acquisitions are an important component of our growth strategy and we regularly consider and enter into strategic transactions, including mergers, acquisitions, investments and other growth, market and geographic expansion strategies, with the expectation that these transactions will result in increases in net sales, cost savings, synergies and various other benefits. However, there can be no assurance that we will be able to continue to grow our business through acquisitions or other strategic transactions as we have done historically or that any businesses acquired will perform in accordance with expectations or that business judgments concerning the value, strengths and weaknesses of businesses acquired will prove to be correct. We will continue to analyze and evaluate the acquisition of strategic businesses and other strategic transactions with the potential to strengthen our industry position or enhance our existing product offerings. We cannot assure you that we will identify or successfully complete transactions with suitable acquisition candidates in the future, nor can we assure you that completed acquisitions will be successful. Our ability to deliver the expected benefits from any strategic transactions that we do complete is subject to numerous uncertainties and risks, including our ability to integrate personnel, labor models, financial, supply chain and logistics, IT and other systems successfully; disruption of our ongoing business and distraction of management and other critical personnel; hiring additional management and other critical personnel; and increasing the scope, geographic diversity and complexity of our operations. If an acquired business fails to operate as anticipated or cannot be successfully integrated with our existing business, our business, financial position, results of operations and cash flows could be materially and adversely affected. Moreover, consolidation in our industry could make it more difficult for us to maintain operating margins and could also increase competition for our potential acquisition targets and result in high purchase price multiples.

In connection with any acquisitions, we may acquire liabilities or defects such as legal claims, including those not identified during due diligence, such as third-party liability and other tort claims; claims for breach of contract; employment-related claims; environmental, health and safety liabilities, conditions or damage; permitting, regulatory or other compliance with law issues; liability for hazardous materials; or trade liabilities. If we acquire any of these liabilities, and they are not adequately covered by insurance or an enforceable indemnity or similar agreement from a creditworthy counterparty, we may be responsible for significant out-of-pocket expenditures. In connection with any divestitures, we may incur liabilities for breaches of representations and warranties or failure to comply with operating covenants under any agreement for a divestiture. In addition, we may indemnify a counterparty in a divestiture for certain liabilities of the subsidiary or operations subject to the divestiture transaction. These liabilities, if they materialize, could materially and adversely affect our business, financial position, results of operations and cash flows.

In addition, any future acquisition could be financed by additional indebtedness or raising equity, which could increase leverage or result in dilution to our existing stockholders, as applicable, and impact our ability to access capital in the future. See “Risk Factors—Risks Related to Our Indebtedness.”

The sale of our products is seasonal and subject to weather-related impacts that make our operating results subject to fluctuations.

The sale of our products is seasonal and subject to weather-related impacts as a result of the dependence of our customers on suitable weather to engage in construction, maintenance and renovation and improvement projects. Although weather patterns affect our operating results throughout the year, adverse weather and shorter daylight hours historically have reduced construction and maintenance and repair activity in the first and fourth fiscal quarters. As a result, our net sales are typically higher during the second and third fiscal quarters and lower during the first and fourth fiscal quarters due to reduced construction activity during the winter, especially in geographic regions that experience such seasonality such as the northern geographic regions. We anticipate that fluctuations from period to period will continue in the future. To the extent that tornadoes, hurricanes, blizzards, severe storms, floods, other natural disasters or similar extreme weather events occur in the geographic regions in which we operate, our business may be adversely affected. For example, suppliers and other parties with whom we do business may be able to invoke certain force majeure contractual provisions in our agreements with them as a result of natural disasters or other similar extreme weather events. In addition, disruptions caused by natural disasters or similar extreme weather events may affect our ability to both maintain key products in inventory and deliver products to our customers on a timely basis, which may in turn adversely affect our business, financial position, results of operations and cash flows. For example, operations at certain plants and facilities located in Texas which produce resin, a raw material used in the production of the PVC pipe that we purchase from suppliers, were temporarily shut down as a result of the winter storms of 2021, which caused supply chain disruptions and PVC pipe shortages, which in turn drove product cost increases. As a result of the combined impact of COVID-19 on the global economy, hurricanes in the second half of 2020, the winter storms of 2021 in Texas and supply and demand dynamics, we estimate that we have experienced an approximately 35% increase in PVC pipe costs in the first quarter of fiscal 2021 compared to the first quarter of fiscal 2020. Any material shortage of products in the market as a result of natural disasters or similar extreme weather events can negatively impact our net sales, and we may not be able to offset our product costs via corresponding price increases. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Our Business—Seasonality.”

Our industry and the markets in which we operate are fragmented and highly competitive, and increased competitive pressures, including the pressure to consolidate, could adversely affect our business, financial position, results of operations and cash flows.

The markets in which we operate are fragmented and highly competitive. Competition varies depending on product line, type of customer and geographic area. We have only one major national competitor, but we also face competition from regional and local competitors and a limited number of manufacturers who sell directly to large customers within our customer base. Except for us and the one national competitor, which we estimate to have approximately 16% of the total market share of our addressable market, we believe that no other single competitor in our industry accounts for greater than approximately 3% of total market share. Any failure to compete with our national, regional or local competitors could have a material adverse effect on our business, financial position, results of operations and cash flows.

Recently, wholesale and distribution businesses in other industry sectors have been disrupted by the arrival of new competitors with lower-cost transactional business models or new technologies to aggregate demand away from incumbents. There has also been some consolidation within our industry as customers are increasingly aware of the total costs of fulfillment and of the need to have consistent sources of supply at multiple locations. This consolidation could cause our industry to become more competitive as greater economies of scale are achieved by competitors, or as competitors with new lower cost transactional business models are able to operate with lower prices. We believe these customer needs could result in fewer distributors as the remaining distributors become larger and more capable of being consistent sources of supply. In addition, consolidation could make it more difficult for us to maintain operating margins and could also increase competition for our potential acquisition targets and result in higher purchase price multiples.

We may lose business to competitors through the competitive bidding process, which could adversely affect our business, financial position, results of operations and cash flows.

A portion of municipal infrastructure work is awarded through competitive bidding processes in which municipalities or contractors serving municipalities compare estimates from multiple distributors. The procurement process for this work is based in part on price and the acceptance of certain risks, including risks related to fixed-price contracts and cost-overruns. We may lose business to lower-cost competitors from price-sensitive customers who do not appropriately value our sales reach, technical knowledge, broad product portfolio, customer service and project planning and delivery capabilities. In addition, increased competition from other market participants may cause us, or our contractor clients bidding for such contracts, to not be successful in obtaining or renewing these contracts. Our inability to replace a significant number of municipal contracts lost through competitive bidding processes with other revenue sources within a reasonable time could have a material adverse effect on our business, financial position, results of operations and cash flows.

The development of alternatives to distributors of our products in the supply chain could cause a decrease in our net sales and operating results and limit our ability to grow our business.

Our customers could begin purchasing more of their product needs directly from manufacturers, which could result in decreases in our net sales and earnings. Our suppliers could also invest in increasing their capacity to expand their own local sales force and sell more products directly to our customers, which could result in a decrease in our net sales. Suppliers can often sell their products at lower prices and maintain higher gross margins on their product sales than we can. For example, multiple municipalities may outsource their entire waterworks systems to a single company, thereby increasing such company’s leverage in the marketplace and its ability to buy directly from suppliers. We intend to compete for these larger municipal projects, but there can be no guarantee that our efforts will be successful or that we will be able to complete any such projects within the anticipated budget or timeline.

If we are unable to hire, engage and retain key personnel, including sales representatives, qualified branch, district and regional managers and senior management, our business, financial position, results of operations and cash flows could be materially and adversely affected.

We are dependent, in part, on our continued ability to hire, engage and retain key associates, including sales representatives, qualified branch, district and regional managers and senior management, at our operations across the United States. We rely upon experienced managerial, sales and support personnel to effectively manage our business and to successfully promote our wide range of products. We are primarily organized locally in branches and districts to allow our operations to respond to changes in local markets. As a result, our branch and district managers have a great deal of control over local operations. We also rely upon our national and regional teams of technical experts to provide insights on complex projects. If we are unable to attract and retain qualified branch and district managers or technical experts, we could be unable to respond to changes in local markets or developments in our projects in a timely manner, or at all, which could have a material adverse effect on our business, financial position, results of operations and cash flows.

Additionally, our operations depend on the continued efforts of our senior management. Our senior management team has substantial experience and expertise in our industry and has made significant contributions to our growth and success. The loss of their services could limit our ability to grow our business and cause disruptions in our operations.

If we fail to identify, develop and maintain relationships with a sufficient number of qualified suppliers or our exclusive or restrictive supplier distribution rights are terminated, our ability to timely and efficiently access products that meet our standards for quality could be adversely affected or we may experience an increase in the costs of our products that could reduce our overall profitability.

We buy our products and supplies from suppliers that manufacture and source products from the United States and abroad. We enter into agreements with many of our suppliers that provide us with exclusive or restrictive distribution rights, limiting our competitors’ ability to source materials from such suppliers. Our ability to identify and develop relationships with qualified suppliers and enter into exclusive or restrictive distribution rights agreements with suppliers who can satisfy our standards for quality and our need to access products and supplies in a timely and efficient manner is a significant challenge. In fiscal 2020, our top supplier accounted for approximately 9% of our product expenditures. Our top ten largest suppliers accounted for approximately 42% of our total purchases in fiscal 2020. Any failure to maintain our relationship with any of our top ten largest suppliers, or a failure to replace any such supplier that is lost, could have a material adverse effect on our business, financial position, results of operations and cash flows.

We may be required to replace a supplier if their products do not meet our quality or safety standards. In addition, our suppliers could discontinue selling products at any time for reasons that may or may not be in our control or the suppliers’ control, including shortages of raw materials, environmental and social supply chain issues, labor disputes or weather conditions. Disruptions in transportation lines, such as the March 2021 blockage of the Suez Canal and the adverse impact to the global shipping industry, may also cause global supply chain issues that affect us or our suppliers. We generally have multiple sources of supply, however, in some cases, materials are provided by a single supplier. The loss of, or substantial decrease in the availability of, products from our suppliers, or the loss of a key supplier, temporarily or permanently, could result in a material shortage of products in the market, which could lead to rapid price escalations that we may be unable to offset by our prices to our customers. When supply chain issues are later resolved and prices return to normal levels, we may be required to reduce the prices at which we sell our products to our customers in order to remain competitive in our markets. In addition, even where these risks do not materialize, we may incur costs as we prepare contingency plans to address such risks. Our operating results and inventory levels could suffer if we are unable to promptly replace a supplier who is unwilling or unable to satisfy our requirements with a supplier providing similar products. In addition, our suppliers’ ability to deliver products may also be affected by raw material and commodity cost volatility or financing constraints caused by credit market conditions, which could materially and negatively impact our net sales and operating costs, at least until alternate sources of supply are arranged.

Additionally, our business, financial position, results of operations and cash flows could be materially and adversely affected by our inability to continue sourcing products from our suppliers. Although we seek to have alternate sources and recover increases in input costs through price increases in our products, shortages, supply chain interruptions or regulatory changes or other governmental actions could result in the need to change suppliers or incur cost increases that cannot, in the short term, or in some cases even in the long term, be offset by our prices.

Our operating results are sensitive to the availability and cost of freight and energy, which is important in the transport of our products.

Our operating costs increase when freight or energy costs rise. During periods of increasing freight and energy costs, we might not be able to fully recover our operating cost increases through price increases without reducing demand for our products. The cost of fuel is largely unpredictable and has fluctuated significantly in recent years. Fuel availability, as well as pricing, is also impacted by political and economic factors that are beyond our control.

In addition, we are dependent on third-party freight carriers to transport some of our products. Our access to third-party freight carriers is not guaranteed, and we may be unable to transport our products at economically attractive rates in certain circumstances, particularly in cases of adverse market conditions or disruptions to transportation infrastructure. Similarly, increasing energy costs (in particular, the cost of fuel) could put a strain on the transportation of materials and products if it forces certain transporters to close. Our business, financial position, results of operations and cash flows could be materially and adversely affected if we are unable to pass all of the cost increases on to our customers, if we are unable to obtain the necessary energy supplies or if freight carrier capacity in our geographic markets were to decline significantly or otherwise become unavailable.

A significant amount of our net sales are credit sales which are made primarily to customers whose ability to pay is dependent, in part, upon the economic strength of the industry and geographic areas in which they operate.

Approximately 98% of our net sales volume in fiscal 2020 was facilitated through the extension of credit to our customers whose ability to pay is dependent, in part, upon the economic strength of the industry in the areas in which they operate. In some cases, our extension of credit is secured by mechanic liens or surety bonds backed by a surety company, but such security does not guarantee collection. If a customer is unable to pay off our mechanic lien or if such lien is not superior to other lienholders and creditors, we may not be able to recoup our extension of credit. The credit we extend to a customer depends on both the financial strength of the customer and the nature of the project in which the customer is involved. The inability of our customers to pay off their credit lines in a timely manner, or at all, could have a material adverse effect on our business, financial position, results of operations and cash flows. Furthermore, our collections efforts with respect to non-paying or slow-paying customers could negatively impact our customer relations going forward. In addition, if our collections process fails to collect money due from a customer, we may be forced to initiate litigation against such customer to compel payment. Any such litigation could be costly, and the outcome would be uncertain.

Because we depend on the creditworthiness of certain of our customers, if the financial condition of our customers declines, our credit risk could increase. Significant contraction in our markets, coupled with tightened credit availability and financial institution credit underwriting standards, could adversely affect certain of our customers. If we experience delays and defaults in client payments and we pay our suppliers before receiving payment from our customers for the related products or services, we could experience a material adverse effect on our business, financial position, results of operations and cash flows.

We may not be able to identify new products and new product lines and integrate them into our distribution network, which could adversely affect our ability to compete.

Our business depends in part on our ability to identify future products and product lines that complement existing products and product lines and that respond to our customers’ needs, as well as our ability to identify and respond promptly to evolving trends in demographics, as well as customer wants, preferences and expectations. We may not be able to compete effectively unless our product selection keeps up with trends in the markets in which we compete, including the need for more localized assortments of our products to appeal to needs in each end-market, or trends in new products. As a result, we continually seek to offer products and solutions that allow us to stay at the forefront of the needs of the market for our products and services. The success of new products depends on a variety of factors, including timely and successful product development by our suppliers, market acceptance and demand, competitive response, our ability to manage risks associated with product life cycles, the effective management of inventory and purchase commitments and the availability and cost of raw materials for our suppliers. Some of the foregoing factors are beyond our control and we cannot fully predict the ultimate success of the introduction of new products. For example, water utilities have traditionally been slow adopters of new technology and may not adopt our new products as quickly as we expect. In introducing new products and solutions, any delays, unexpected costs, diversion of resources, loss of key associates, failure of the market to accept the new product or other setbacks could materially and adversely affect our business, financial position, results of operations and cash flows.

In addition, our expansion into new markets may present competitive, distribution and regulatory challenges that differ from current ones. We may be less familiar with the target customers and may face different or additional risks, as well as increased or unexpected costs, compared to existing operations. Growth into new markets may also bring us into direct competition with companies with whom we have little or no past experience as competitors. To the extent we are reliant upon expansion into new geographic, industry and product markets for growth and do not meet the new challenges posed by such expansion, our future sales growth could be negatively impacted, our operating costs could increase, and our business, financial position, results of operations and cash flows could be materially and adversely affected.

We are subject to inventory management risks. Insufficient inventory may result in lost sales opportunities or delayed revenue, while excess inventory may negatively impact our gross margin.

We balance the need to maintain inventory levels that are sufficient to ensure competitive lead times against the risk of inventory obsolescence due to changing customer or consumer requirements and fluctuating commodity prices. If we overestimate demand and purchase too much of a particular product, we face a risk that the price of that product will fall, leaving us with inventory that we cannot sell at normal profit margins or may be forced to scrap. If we underestimate demand and purchase insufficient quantities of products, inventory shortages could result in delayed revenue, loss of sales opportunities, and/or reduced profit margins. Our business, financial condition and results of operations could be negatively and materially impacted if either or both of these situations occur frequently or in large volumes.

We could incur significant costs in complying with environmental, health and safety laws or permitting regimes or as a result of satisfying any liability or obligation imposed under such laws or permitting regimes.

Our facilities and operations are subject to a broad range of federal, state and local environmental, health and safety laws, including those relating to the release of hazardous materials into the environment, the management, treatment, storage and disposal of hazardous materials and wastes, the investigation and remediation of contamination and the protection of our associates. We have incurred, and expect to continue to incur, capital expenditures in addition to ordinary course costs to comply with applicable current and future environmental, health and safety laws. More stringent federal, state or local environmental rules or regulations could increase our operating costs and expenses. Our failure to comply with environmental, health and safety laws may result in fines, penalties, enforcement actions and other sanctions as well as liability for response costs, property damages and personal injuries resulting from releases of, or exposure to, hazardous materials. We could also be held liable for the costs to address contamination at any real property we have ever owned or operated, or used as a storage or disposal site. In addition, changes in, or new interpretations of, existing laws, the discovery of previously unknown contamination, or the imposition of other environmental, health or safety liabilities or obligations in the future, including additional investigation or other obligations with respect to any potential health hazards of our products or business activities, may lead to additional compliance or other costs that could have a material adverse effect on our business, financial position, results of operations and cash flows.

We cannot assure you that any costs relating to future capital and operating expenditures to maintain compliance with environmental, health and safety laws, as well as costs to address contamination or environmental claims, will not exceed any current estimates and reserves or adversely affect our business, financial position, results of operations and cash flows. In addition, any unanticipated liabilities or obligations arising, for example, out of the discovery of previously unknown conditions or changes in law or enforcement policies, could materially and adversely affect our business, financial position, results of operations and cash flows.

We are subject to regulation and regulatory change, and our costs of doing business could increase as a result of changes in U.S. federal, state, local or international regulations.

Our operations are principally affected by various statutes, regulations and laws in the U.S. states in which we operate. While we are not engaged in a heavily regulated industry, we are subject to various laws applicable to businesses generally, including laws affecting land usage, zoning, the environment, health and safety, transportation, labor and employment practices, competition, immigration and other matters. Additionally, building codes may affect the products our customers are allowed to use, and consequently, changes in building codes may affect the saleability of our products. In addition, changes to U.S. federal, state and local tax laws and regulations could have a material impact on us. See “Business—Regulation.” In addition, we export certain of our products to different jurisdictions outside of the United States, and the shipment of goods across international borders is subject to extensive trade laws and regulations. The laws and regulations concerning export activity, recordkeeping and reporting, export control and economic sanctions are complex and constantly changing, and we cannot provide assurance that we will not incur material costs or liabilities in connection with these or other regulatory requirements.

We deliver products to many of our customers through our own fleet of vehicles. The U.S. Department of Transportation (the “DOT”) regulates our operations in domestic interstate commerce. We are subject to various requirements governing interstate operations prescribed by the DOT, including safety regulations and other rules, including, for example, the DOT Disadvantaged Business Enterprise (“DBE”) Program, which imposes certain requirements to increase DBE participation in DOT-assisted projects and contracts. Vehicle dimensions and driver hours of service also remain subject to both federal and state regulation. More restrictive limitations on vehicle weight and size and trailer length and configuration could increase our costs. Furthermore, commercial driver’s licensing requirements imposed by states or local governments could limit the availability of qualified drivers to transport our products, which could also increase our costs. If we are unable to pass these cost increases on to our customers, it would reduce our gross margins, increase our selling, general and administrative expenses and reduce our net income.

In addition, many of our municipal water products and infrastructure customers are regulated by federal and state government agencies, such as the U.S. Environmental Protection Agency and state public utility commissions. These agencies could change the way in which they interpret current regulations and may impose additional regulations. Further, there may also be new legislation or regulatory change in response to the perceived effects of climate change, which is expected to continue to be the subject of increasing regulatory attention and requirements. Changes in environmental and climate change laws or regulations, including laws relating to greenhouse gas emissions, could lead to new or additional investment in product designs that could increase our environmental compliance expenditures. These changes could have a material adverse effect on our customers and the profitability of the services they provide, which could reduce demand for our services or our products and could further subject us to additional costs and restrictions, including increased energy, compliance and product costs.

We cannot predict whether future developments in law and regulations will affect our business, financial position, results of operations and cash flows in a negative manner. Similarly, we cannot assess whether we will be successful in meeting future demands of regulatory agencies in a manner which will not materially adversely affect our business, financial position, results of operations and cash flows.

The nature of our business exposes us to product liability, construction defect and warranty claims and other litigation and legal proceedings.

From time to time, we are involved in litigation and other legal proceedings and claims in the ordinary course of business related to a range of matters, including, without limitation, environmental, contract, employment claims, product liability, construction defect and warranty claims. We rely on manufacturers and other suppliers to provide us with most of the products we sell and distribute. However, as a distributor, we face an inherent risk of exposure to product liability and other claims in the event that the use of the products we have distributed in the past or may in the future distribute is alleged to have resulted in economic loss, personal injury or property damage or violated environmental, health or safety or other laws. In addition, we fabricate and install certain products, either internally or through third parties, which may increase our exposure to product liability claims. We cannot predict with certainty whether or how we may become liable under environmental and product liability statutes, rules, regulations and case law. In particular, we have been and continue to be subject to claims related to asbestos containing products, including for claims relating to products sold by businesses prior to being acquired by us. Asbestos-related claims have not historically had a material impact on our financial position or results of operations, but there can be no guarantee that any such claims will not have a material impact on us in the future. See “Business—Legal Proceedings.”

We also may, from time to time, be involved in government inquiries, investigations and proceedings. We cannot predict with certainty the outcomes of these inquiries, investigations and proceedings. The outcome of some of these events and other contingencies could require us to take, or refrain from taking, actions which could materially and adversely affect our business, financial position, results of operations and cash flows, such as requiring us to pay substantial amounts of money. Additionally, defending against these lawsuits and proceedings may involve significant expense and diversion of management’s attention and resources from other matters.

In addition, we own and operate a fleet of distribution vehicles and therefore face the risk of traffic accidents. We may incur liability in connection with these activities. The amount of any such liability in the future could be significant and may materially and adversely impact our business, financial position, results of operations and cash flows.

Although we currently maintain insurance, including, but not limited to, workers’ compensation, automobile and product/general liability coverage, there can be no assurance that we will be able to maintain such insurance on acceptable terms in the future, if at all, or that any such insurance will provide adequate protection against potential liabilities. Additionally, we do not carry insurance for all categories of risk that our business may encounter (including asbestos claims for which insurance is not attainable). Any significant liability that is uninsured or not fully insured may require us to pay substantial amounts. There can be no assurance that any current or future claims will not materially and adversely affect our business, financial position, results of operations and cash flows.

We provide medical coverage to some of our associates through a self-insured preferred provider organization. Though we believe that we have adequate insurance coverage in excess of self-insured retention levels, our business, financial position, results of operations and cash flows may be adversely affected if the number and severity of insurance claims increases.

Further, while we seek indemnification against potential liability for product liability claims from relevant parties, including, but not limited to, manufacturers and suppliers, we cannot guarantee that we will be able to recover under such indemnification claims. Product liability claims can be expensive to defend and can divert the attention of management and other personnel for significant time periods, regardless of the ultimate outcome. An unsuccessful product liability defense could be highly costly and accordingly result in a decline in net sales and/or profitability. In addition, even if we are successful in defending any claim relating to the products we distribute, claims of this nature could negatively impact customer confidence in our products and us.

Failure to achieve and maintain a high level of product quality as a result of our suppliers’ or manufacturers’ mistakes or inefficiencies could damage our reputation and negatively impact our revenue and results of operations.

To continue to be successful, we must continue to preserve, grow and capitalize on the value of our brand in the marketplace. Reputational value is based in large part on perceptions of subjective qualities. Even an isolated incident, such as a high-profile product recall, or the aggregate effect of individually insignificant incidents, can erode trust and confidence, particularly if such incident or incidents result in adverse publicity, governmental investigations or litigation, and as a result, could tarnish our brand and lead to a material adverse effect on our business, financial position, results of operations and cash flows.

In particular, product quality issues as a result of our suppliers’ or manufacturers’ acts or omissions could negatively impact customer confidence in our brands and our products. As we do not have direct control over the quality of the products manufactured or supplied by such third-party suppliers, we are exposed to risks relating to the quality of the products we distribute. If our product offerings do not meet applicable safety standards or customers’ expectations regarding safety or quality, or are alleged to have quality issues or to have caused personal injury or other damage, we could experience lower revenue and increased costs and be exposed to legal, financial and reputational risks, as well as governmental enforcement actions. In addition, actual, potential or perceived product safety concerns could result in costly product recalls.

We seek to enter into contracts with suppliers which provide for indemnification from any costs associated with the provision of defective products. However, there can be no assurance that such contractual rights will be obtained or adequate, or that related indemnification claims will be successfully asserted by us.

Any difficulties with, or interruptions of, our fabrication services could delay our output of products and harm our relationships with our customers.

Any difficulties with, or interruptions of, our fabrication service operations could delay our output of products and harm our relationships with our customers. Although the majority of our overall product offerings relate to distribution for which we engage in no significant manufacturing, we do perform light fabrication services for certain fire protection and fusible piping products, which accounted for less than 5% of our net sales in fiscal 2020 and which we believe are products with significant opportunities for growth. If our fabrication processes fail, we may fail to perform on our contracts with our customers unless we are able to obtain comparable products or services in a timely and cost-effective manner. If we are unable to fabricate certain products or find suitable replacements for them, it could have a material adverse effect on our business, financial position, results of operations and cash flows.

We are subject to certain safety and labor risks associated with the distribution of our products.

As of January 31, 2021, we employed approximately 3,700 associates in total, a significant percentage of whom work at our approximately 285 branch locations. Our business involves transporting industrial water, wastewater, storm drainage and fire protection products and operating heavy machinery such as forklifts and tractor trailers, and there is a risk that an accident or death could occur in one of our facilities. We operate a large fleet of trucks and other vehicles and therefore face the risk of traffic accidents. The outcome of any personal injury, wrongful death or other litigation is difficult to assess or quantify and the cost to defend litigation can be significant. As a result, the costs to defend any action or the potential liability resulting from any such accident or death or arising out of any other litigation, and any negative publicity associated therewith or negative effects on associate morale, could have a material adverse effect on our business, financial position, results of operations and cash flows. In addition, any accident could result in product distribution delays, which could negatively affect our business, financial position, results of operations and cash flows.

In addition, work stoppages and other disruptions due to labor disputes may negatively affect our business, financial position, results of operations and cash flows. As of January 31, 2021, approximately 100 of our associates were covered by collective bargaining agreements. The collective bargaining agreements for 87 of these associates expire in 2021 and 2022. The number of our associates covered under collective bargaining agreements could increase in the future. A work stoppage or other interruption of production could occur at our facilities as a result of disputes under existing collective bargaining agreements with labor unions or in connection with negotiations of new collective bargaining agreements, as a result of supplier financial distress, or for other reasons.

An impairment of goodwill, intangible assets or other long-lived assets could have a material adverse effect on our financial position or results of operations.

Acquisitions frequently result in the recording of goodwill and other intangible or long-lived assets. As of May 2, 2021, goodwill and amortizing intangible assets, net of accumulated amortization, represented 29.5% and 23.4%, respectively, of our total assets. Goodwill and indefinite-lived intangible assets are not amortized and are subject to impairment testing at least annually using a fair value-based approach. Future events, such as declines in our cash flow projections or customer demand, may cause impairments of our goodwill or long-lived assets, including intangible assets, based on factors such as the price of our common stock, projected cash flows, assumptions used, control premiums or other variables. In addition, if we divest long-lived assets at prices below their asset value, we must write them down to fair value resulting in long-lived asset impairment charges, which could adversely affect our financial position or results of operations. We cannot accurately predict the amount and timing of any impairment of assets, and, in the future, we may be required to take additional goodwill or other asset impairment charges. Any such non-cash charges could have a material adverse effect on our financial position or results of operations.

Changes in tariffs and other trade restrictions could have a material adverse effect on our business, financial position, results of operations and cash flows.

If significant tariffs or other restrictions are placed on foreign imports by the United States or any related counter-measures are taken by impacted foreign countries, it could have a material adverse effect on our business, financial position, results of operations and cash flows. We may not be able to pass any resulting price increase on to our customers, and even if we are able to pass along such price increases, we may face decreased demand for our products and we may lose customers. Conversely, if significant tariffs or other restrictions are removed on foreign imports by the United States, we may be forced to lower the prices we charge our customers for our products in order to remain competitive in our markets, which could also have a material adverse effect on our business, financial position, results of operations and cash flows.

During fiscal 2018, the U.S. imposed tariffs on certain imports, including a 10% tariff on steel, that have and may continue to impact the price for products that we purchase. In May 2019, the U.S. also increased tariff rates on certain products imported from China to 25%. These tariffs have increased prices for procuring certain of our products, including imported steel products, and have led domestic sellers to respond with market-based increases. In response, certain other countries have proposed responsive tariffs or other trade restrictions on U.S. products. On December 13, 2019, however, the United States and China each confirmed that the two countries had reached a ‘‘Phase One’’ deal in the ongoing trade war, resulting in the signing of an economic and trade agreement on December 15, 2019 between the United States and China, which went into effect in January 2020. However, given the limited scope of the Phase One agreement, concerns over the stability of bilateral trade relations remain. The transition in the U.S. presidential administration following the 2020 election has resulted in additional uncertainty regarding the future of U.S. trade relations. At this time, there is no assurance that a broader trade agreement will be successfully negotiated between the United States and China to reduce or eliminate the existing tariffs.

It remains unclear what additional actions, if any, will be taken by the United States or other governments with respect to international trade agreements, the imposition or removal of tariffs on goods imported into the United States, the creation or removal of barriers to trade, tax policy related to international commerce, or other trade matters. The current tariffs and trade restrictions, along with any additional tariffs and restrictions that may be implemented by the United States or other countries in the future, may result in further increased prices, decreased available supply of steel and other materials used in our business and worsened economic conditions affecting the market for our products and services more broadly. As a result, our business, financial position, results of operations and cash flows may be materially and adversely affected.

Because we operate our business through highly dispersed locations across the United States, our operations may be materially adversely affected by inconsistent practices and the operating results of individual branches may vary.

We operate our business through a network of highly dispersed locations throughout the United States, supported by executives and services from our headquarters, with local branch management retaining responsibility for day-to-day operations and adherence to applicable local laws. Our operating structure could make it difficult for us to coordinate procedures across our operations in a timely manner or at all. Our branches may require significant oversight and coordination from headquarters to support their growth. Inconsistent implementation of corporate strategy and policies at the local level could materially and adversely affect our overall profitability, prospects, business, financial position, results of operations and cash flows. In addition, the operating results of an individual branch may differ from that of another branch for a variety of reasons, including market size, management practices, competitive landscape, regulatory requirements, and local economic conditions. As a result, certain of our branches may experience higher or lower levels of growth and profitability than other branches.

Interruptions in the proper functioning of our information technology (“IT”) systems, including from cybersecurity threats, could disrupt operations and cause unanticipated increases in costs or decreases in net sales, or both.

Because we use our information systems, including Smart Distributor, PowerScope, Online Advantage, Mobile Advantage and other platforms to, among other things, manage inventories and accounts receivable, make purchasing decisions, prepare project bids, assist our customers and improve our customers’ experience and monitor our results of operations, the proper functioning of our IT systems is critical to the successful operation of our business. Although our IT systems are protected through physical and software safeguards and remote processing capabilities exist, our IT systems and confidential data, or those of our suppliers and customers, are still vulnerable to natural disasters, power losses, unauthorized access (including through any intentional or malicious attacks, whether by a virus or an outsider seeking to compromise our IT systems, or by a rogue associate), telecommunication failures and other problems. If critical IT systems fail, or are otherwise unavailable, our ability to process orders, track credit risk, identify business opportunities, maintain proper levels of inventories, collect accounts receivable and pay expenses and otherwise manage our business would be materially and adversely affected.

Information security risks have generally increased in recent years because of the proliferation of new technologies and the increased sophistication and activities of perpetrators of cyber-attacks. The cybersecurity landscape continues to evolve and presents novel risks and we may become increasingly vulnerable to such risks if we fail to assess and identify cybersecurity risks associated with our operations. A failure in or breach of our operational or information security systems, or those of our third-party service providers, as a result of cyber-attacks or information security breaches has in the past, and could in the future, disrupt our business. For example, during fiscal 2020 a third-party payment processor with which we work experienced a ransomware attack that prevented them from processing check-based payments for us for a period of several weeks. In addition, a cyber-attack or information security breach could result in the disclosure or misuse of confidential or proprietary information, result in legal liability and regulatory action, damage our business relationships and reputation, result in or increase our litigation, remediation, forensic or other costs or cause losses. We may also incur significant administrative and technology costs in implementing and maintaining data security measures to prevent or limit the impact of such incidents. Damage to us or to our suppliers or customers resulting from such incidents could subject us to liability under U.S. state and federal and foreign laws that require us to implement adequate data security and to protect confidential personal data, which could result in increased costs, loss of revenues, settlement costs and/or substantial penalties that may either not be insured or not be fully covered through insurance. As a result, cybersecurity and the continued development and enhancement of the controls and processes designed to protect our systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority for us. Although we believe that we have robust information security procedures and other safeguards in place, as cyber threats continue to evolve, we continually assess cyber risks and implement updates to our IT systems. There can be no guarantee that a cyber incident will not occur and that our business, financial position, results of operations and cash flows will not be materially and adversely affected by such an incident.

Since the beginning of the COVID-19 pandemic, cyber-attacks targeting companies have increased in frequency, scope and potential harm, as cybercriminals deploy a variety of ransomware and other malware, phishing, use the subject of coronavirus or COVID-19 as a lure, register new domain names containing wording related to coronavirus or COVID-19, and attack newly deployed remote access and teleworking infrastructure. The COVID-19 pandemic may also cause an extended period of remote work arrangements which could strain our business continuity plans, introduce operational risk, including, but not limited to, cybersecurity risks, and impair our ability to manage our business. As these strategies continue to evolve, we may not be able to successfully protect our operational and information technology systems and platforms against such threats and we may incur significant costs in the attempt to modify or enhance our protective measures or investigate or remediate any vulnerability, which could have a material adverse effect on our business, financial position, results of operations and cash flows.

We may need to raise additional capital, and we cannot be sure that additional financing will be available.

To satisfy existing obligations and support the development of our business, we depend on our ability to generate cash flow from operations and to borrow funds. We may require additional financing for liquidity, capital requirements or growth initiatives. We may not be able to obtain financing on terms and at interest rates that are favorable to us or at all. Any inability by us to obtain financing in the future could have a material adverse effect on our business, financial position, results of operations and cash flows.

In addition, if we were to undertake a substantial acquisition for cash, the acquisition would likely need to be financed in part through additional financing from banks, through offerings of debt or equity securities or through other arrangements. Such acquisition financing might decrease our net income, Adjusted EBITDA and Adjusted EBITDA margin and adversely affect our Net Debt Leverage or other leverage criteria and our credit rating. We cannot assure you that the necessary acquisition financing would be available to us on acceptable terms if and when required.

Our customer relationships are generally governed by purchase orders and job-specific customer agreements, as applicable, and not by long-term agreements, and, as a result, such customers have the right to change the terms under which they do business and/or terminate their relationship with us.

Our customer relationships are governed by purchase orders and job-specific customer agreements, as applicable, and not by long-term agreements. Consequently, despite the length of our relationships with our customers and our low historical customer turnover rates, there can be no assurance that our customer base will remain stable in the future. If our customers do not renew orders, our business, financial position, results of operations and cash flows could be negatively affected.

While a portion of our net sales in fiscal 2020 were made to customers with whom we had contractual relationships, many of these contracts are requirements contracts under which we supply a percentage of a customer’s requirements over a period of time, without any specific commitment by the customer to purchase a particular unit volume. As such, we are not guaranteed any minimum level of net sales under many of our contracts and many of our customers, including some of our largest customers, are under no obligation to continue to purchase products from us.

Moreover, if a customer’s requirements for our products exceed our ability to supply that customer, as has occurred from time to time, we may have a short-term or long-term inability to supply that customer from our own branches and may be required to take other proactive steps in order to fill that customer’s order, which may be at a higher cost to us. Our inability to supply a customer’s specific requirements from our branches could materially and adversely affect our relationship with that customer or increase our operating costs.

Some of our net sales in fiscal 2020 were made to customers that do not have contracts in place and are not contractually obligated to purchase products from us. Our repeat business with respect to these customers largely depends on these customers’ satisfaction with our products and our customer service. At any time these customers can stop purchasing our products from us and cease doing business with us. We cannot be sure that any particular customer will continue to do business with us for any period of time.

A change in vendor terms could adversely affect our income and margins.

The terms on which we purchase products from many of our vendors entitle us to receive a rebate based on the volume of our purchases, a discount or other favorable payment terms. If market conditions change, vendors may adversely change the terms of some or all of these programs. Although these changes would not affect the net recorded costs of products already purchased, they may materially lower our gross margins on products we sell or income we realize in future periods and thereby reduce associated cash flows from operations.

We are subject to risks associated with operating internationally.

Our business operations are subject to a variety of risks associated with exporting products to jurisdictions outside of the United States, including:

•	changes in or interpretations of laws or policies that may adversely affect the export of our products and the imposition of inconsistent or contradictory laws or regulations;

•	political instability in foreign countries;

•	reliance on the U.S. or other governments to authorize us to export products;

•	conducting business in places where laws, business practices, and customs are unfamiliar or unknown; and

•	imposition of tariffs or embargoes, export controls and other trade restrictions.

In addition, we are subject to the U.S. Foreign Corrupt Practices Act (“FCPA”) and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by business entities for the purpose of obtaining or retaining business. Our activities in any country in which we deal with governmental clients create the risk of unauthorized payments or offers of payments by one of our associates or contractors that could be in violation of various laws including the FCPA and other anti-corruption laws, even though these parties are not always subject to our control. If we were to fail to comply with the FCPA, other anti-corruption laws, applicable import-export control regulations, data privacy laws or other applicable rules and regulations, we could be subject to substantial civil and criminal penalties and the possible loss of export or import privileges, which could have a material adverse effect on our business, financial position, results of operations and cash flows.

We occupy most of our facilities under long-term non-cancelable leases and we may be unable to renew leases on favorable terms or at all.

Most of our facilities are located in leased premises. Many of our current leases are non-cancelable and typically have terms ranging from two to five years, with options to renew for specified periods of time. We believe that leases we enter into in the future will likely be long-term and non-cancelable and have similar renewal options. However, there can be no assurance that we will be able to renew our current or future leases on favorable terms or at all, which could have a material adverse effect on our ability to operate our business and on our financial position, results of operations and cash flows.

Any deficiencies in our financial reporting or internal controls could adversely affect our business and the trading price of our Class A common stock.

As a public company, we are required to maintain internal control over financial reporting and to report any material weaknesses in such internal controls. Section 404 of the Sarbanes-Oxley Act requires that we evaluate and determine the effectiveness of our internal control over financial reporting. Beginning with our second annual report following our initial public offering, we will be required to provide a management report on internal control over financial reporting.

If we have a material weakness in our internal control over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. In addition, our internal control over financial reporting will not prevent or detect all errors and fraud. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected. Moreover, because we regularly consider and enter into strategic mergers and acquisitions, the integration of businesses may create complexity in our financial systems and internal controls and make them more difficult to manage. Such integration into our internal control system could cause us to fail to meet our financial reporting obligations.

If there are material weaknesses or failures in our ability to meet any of the requirements related to the maintenance and reporting of our internal controls, investors may lose confidence in the accuracy and completeness of our financial reports, which in turn could cause the price of our Class A common stock to decline. Moreover, effective internal controls are necessary to produce reliable financial reports and to prevent fraud. If we have deficiencies in our internal controls, it may negatively impact our business, financial position, results of operations and reputation. In addition, we could become subject to investigations by the NYSE, the SEC or other regulatory authorities, which could require additional management attention and which could adversely affect our business.

Risks Related to Our Indebtedness

Our substantial indebtedness may adversely affect our financial health and our ability to raise additional capital or obtain financing in the future.

As of May 2, 2021, we had total consolidated indebtedness of $2,307.8 million and $163.5 million in outstanding lease commitments. In addition, as of May 2, 2021, after giving effect to $9.0 million of letters of credit issued under the Senior ABL Credit Facility, Opco would have been able to borrow $681.8 million under the Senior ABL Credit Facility. As of May 2, 2021, on a pro forma basis after giving effect to the application of the net proceeds of this offering, the net proceeds from borrowings under the New Term Loan Facility and cash on hand to refinance our existing outstanding indebtedness, we would have had total consolidated indebtedness of approximately $1,500.0 million under the New Term Loan Facility. In addition, as of May 2, 2021, we expect Opco would have been able to borrow approximately $697.9 million under the New ABL Credit Facility.

Our substantial indebtedness could have important consequences to you. Because of our substantial indebtedness:

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our ability to obtain additional financing for working capital, capital expenditures, acquisitions, debt service requirements, pay dividends and make other distributions or to purchase, redeem or retire capital stock or for general corporate purposes and our ability to satisfy our obligations with respect to our indebtedness may be impaired in the future;

•	a large portion of our cash flow from operations must be dedicated to the payment of principal and interest on our indebtedness, thereby reducing the funds available to us for other purposes;

•	we are exposed to the risk of increased interest rates because a significant portion of our borrowings are at variable rates of interest;

•	it may be more difficult for us to satisfy our obligations to our creditors, resulting in possible defaults on, and acceleration of, such indebtedness;

•	we may be more vulnerable to general adverse economic and industry conditions;

•

we may be at a competitive disadvantage compared to our competitors with proportionately less indebtedness or with comparable indebtedness on more favorable terms and, as a result, they may be better positioned to withstand economic downturns;

•	our ability to refinance indebtedness may be limited or the associated costs may increase;

•	our flexibility to adjust to changing market conditions and ability to withstand competitive pressures could be limited;

•	our ability to pay dividends and make other distributions or to purchase, redeem or retire capital stock may be limited; and

•	we may be prevented from carrying out capital spending and restructurings that are necessary or important to our growth strategy and efforts to improve our operating margins.

Despite our indebtedness levels, we and our subsidiaries may be able to incur substantially more indebtedness, which may increase the risks to our financial condition and results of operations created by our indebtedness.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of the agreements governing our indebtedness provide our subsidiaries with the flexibility to incur a substantial amount of indebtedness in the future, which indebtedness may be secured or unsecured. If our subsidiaries are in compliance with certain incurrence ratios set forth in the agreements governing our indebtedness, our subsidiaries may be able to incur substantial additional indebtedness, which may increase the risks created by our current indebtedness. In addition, after giving effect to $9.0 million of letters of credit issued under the Senior ABL Credit Facility, as of May 2, 2021, Opco would have been able to borrow an additional $681.8 million under the Senior ABL Credit Facility. Moreover, as of May 2, 2021, on a pro forma basis after giving effect to the application of the net proceeds of this offering, the net proceeds from borrowings under the New Term Loan Facility and cash on hand to refinance our existing outstanding indebtedness, we expect Opco would have been able to borrow approximately $697.9 million under the New ABL Credit Facility. See “Description of Certain Indebtedness.”

The agreements governing our indebtedness restrict our current and future operations and our ability, and the ability of our future subsidiaries, to engage in certain business and financial transactions, and, as a result, may adversely affect our business, financial position, results of operations and cash flows.

The agreements governing our indebtedness contain a number of covenants that limit Opco’s ability and the ability of any of its future restricted subsidiaries to:

•	incur additional indebtedness or issue certain preferred shares;

•	pay dividends, redeem stock or make other distributions in respect of capital stock;

•	repurchase, prepay or redeem subordinated indebtedness;

•	make investments;

•	create restrictions on the ability of Opco’s restricted subsidiaries to pay dividends to Opco or make other intercompany transfers;

•	incur additional liens;

•	transfer or sell assets;

•	make negative pledges;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of Opco’s assets;

•	change the nature of Opco’s business;

•	enter into certain transactions with Opco’s affiliates; and

•	designate subsidiaries as unrestricted subsidiaries.

In addition, we expect the amended ABL Credit Agreement will require Opco to comply with a consolidated fixed charge coverage ratio under certain circumstances and will contain other covenants customary for asset-based facilities of this nature. Opco’s ability to borrow additional amounts under the New ABL Credit Facility will depend upon satisfaction of these covenants. Events beyond our control can affect our ability to meet these covenants.

We expect Opco will be required to make mandatory prepayments under (a) the New ABL Credit Facility, if aggregate outstanding borrowings exceed the then applicable borrowing base or the then effective commitments under the New ABL Credit Facility, and (b) the New Term Loan Facility, from excess cash flow, asset sale proceeds, insurance recovery proceeds and proceeds from certain debt incurrences, in each case subject to certain limitations and conditions set forth in the agreements governing such facilities. In addition, any future financing arrangements entered into by us may contain similar restrictions. As a result of these covenants and restrictions, we may be limited in how we conduct our business, and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities.

Our failure to comply with our obligations under the agreements governing our indebtedness as described above, as well as others contained in any future debt instruments from time to time, may result in an event of default under the agreements governing our indebtedness. A default, if not cured or waived, may permit acceleration of our indebtedness. If our indebtedness is accelerated, we cannot be certain that we will have sufficient funds available to pay the accelerated indebtedness or that we will have the ability to refinance the accelerated indebtedness on terms favorable to us or at all. If we are forced to refinance these borrowings on less favorable terms or cannot refinance these borrowings, our business, financial position, results of operations and cash flows could be adversely affected.

The Amended and Restated Limited Partnership Agreement of Holdings and the Tax Receivable Agreements will limit our ability to incur additional indebtedness or refinance our existing indebtedness on favorable terms.

The Amended and Restated Limited Partnership Agreement of Holdings will restrict our ability to incur additional indebtedness or refinance our existing indebtedness in a manner that would materially and adversely affect Holdings’ ability to make tax distributions to holders of Partnership Interests or distributions to us to fund payments under the Tax Receivable Agreements. We may be unable to secure additional financing or refinance our existing indebtedness on favorable terms as a result of such restriction.

In addition, each of the Tax Receivable Agreements requires that any debt document that refinances or replaces our existing indebtedness be no more restrictive on our ability to make payments under each Tax Receivable Agreement than our current indebtedness, unless the CD&R Investors otherwise consent. At the time of any such refinancing or replacing our existing indebtedness, it may not be possible to include such terms in such debt documents, and a result, we may need the CD&R Investors’ consent to complete such refinancing of our existing indebtedness.

An increase in interest rates would increase the cost of servicing our indebtedness and could reduce our profitability, decrease our liquidity and impact our solvency.

We expect our indebtedness under the New ABL Credit Facility will bear interest at variable rates and, to the extent LIBOR (as defined in “Description of Certain Indebtedness”) exceeds an applicable floor to be determined, we expect our indebtedness under the New Term Loan Facility will bear interest at variable rates. As a result, increases in interest rates could increase the cost of servicing such indebtedness and materially reduce our profitability and cash flows. As of May 2, 2021, assuming all Senior ABL Credit Facility revolving loans were fully drawn and LIBOR exceeded 1.00%, and excluding the impact of any interest rate hedging instruments, each one percentage point change in interest rates would have resulted in an approximately $19.4 million increase in annual interest expense on the Senior ABL Credit Facility and the Senior Term Loan Facility. In addition, as of May 2, 2021, on a pro forma basis after giving effect to the application of the net proceeds of this offering, the net proceeds of borrowings under the New Term Loan Facility and cash on hand to refinance our existing indebtedness, assuming all New ABL Credit Facility revolving loans were fully drawn and LIBOR exceeded the applicable floor for the New Term Loan Facility, and excluding the impact of any interest rate hedging instruments, we expect each one percentage point change in interest rates would have resulted in an approximately $21.8 million increase in annual interest expense on the New ABL Credit Facility and the New Term Loan Facility. The impact of such an increase would be more significant for us than it would be for some other companies because of our substantial indebtedness.

Furthermore, the upcoming cessation of the availability of LIBOR may adversely affect our business, financial position, results of operations and cash flows. On July 27, 2017, the United Kingdom’s Financial Conduct Authority (“FCA”), which regulates LIBOR, announced that after December 31, 2021, it would no longer compel banks to submit the rates required to calculate LIBOR. On March 5, 2021, the ICE Benchmark Administration, which administers LIBOR, and FCA announced that all LIBOR settings will either cease to be provided by any administrator, or no longer be representative immediately after December 31, 2021, for all non-U.S. dollar LIBOR settings and one-week and two-month U.S. dollar LIBOR settings, and immediately after June 30, 2023 for the remaining U.S. dollar LIBOR settings (the “LIBOR Announcement”). It is not possible to predict the effect that the LIBOR Announcement, the discontinuation of LIBOR or the establishment of alternative reference rates may have on LIBOR, but financial products with interest rates tied to LIBOR may be adversely affected. Once LIBOR ceases to be published, it is uncertain whether it will continue to be viewed as an acceptable market benchmark, what rate or rates may become accepted alternatives to LIBOR or what the effect of any such changes in views or alternatives may be on the markets for LIBOR-indexed financial instruments. As of May 2, 2021, approximately $1,257.8 million of our aggregate consolidated indebtedness was indexed to LIBOR. Following the refinancing of our existing indebtedness described in “Prospectus Summary—Recent Developments—Refinancing,” we expect approximately $1,500.0 million of our aggregate consolidated indebtedness to be indexed to LIBOR.

Changes in our credit ratings and outlook may reduce access to capital and increase borrowing costs.

Our credit ratings are based on a number of factors, including our financial strength and factors outside of our control, such as conditions affecting our industry generally or the introduction of new rating practices and methodologies. The COVID-19 pandemic could negatively impact our credit ratings and thereby adversely affect our access to capital and cost of capital. We cannot provide assurances that our current credit ratings will remain in effect or that the ratings will not be lowered, suspended or withdrawn entirely by the rating agencies. If rating agencies lower, suspend or withdraw the ratings, the market price or marketability of our securities may be adversely affected. Pressure on the ratings could also arise from higher shareholder payouts or larger acquisitions than we have currently planned that result in increased leverage, or in a deterioration in the metrics used by the rating agencies to assess creditworthiness. In addition, any change in ratings could make it more difficult for us to raise capital on acceptable terms, impact the ability to obtain adequate financing and result in higher interest costs on future financings.

Our ability to generate the significant amount of cash needed to pay interest and principal on our indebtedness and our ability to refinance all or a portion of our indebtedness or obtain additional financing depends on many factors beyond our control.

Our ability to make scheduled payments on, or to refinance our obligations under, our indebtedness depends on the financial and operating performance of our subsidiaries, which, in turn, depends on their results of operations, cash flows, cash requirements, financial position and general business conditions and any legal restrictions on the payment of distributions to which they may be subject, many of which may be beyond our control.

We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal and interest on our indebtedness. If our cash flow and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets, seek to obtain additional equity capital or restructure our indebtedness. In the future, our cash flow and capital resources may not be sufficient for payments of interest on and principal of our indebtedness, and such alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations.

We expect the New ABL Credit Facility will mature five years after the effective amendment date of the ABL Credit Agreement, and we expect that the outstanding borrowings under the New Term Loan Facility will mature seven years after the effective amendment date of the Term Loan Credit Agreement. We may be unable to refinance any of our indebtedness prior to maturity, as a result of prepayment penalties or otherwise, or obtain additional financing, particularly because of our substantial indebtedness. In addition, market disruptions, such as those experienced in 2008 and 2009 and more recently in 2020, as well as our indebtedness levels, may increase our cost of borrowing or adversely affect our ability to refinance our obligations as they become due. We may be unable to refinance our indebtedness, at maturity or otherwise, on terms acceptable to us or at all. If we are unable to refinance our indebtedness or access additional credit, or if short-term or long-term borrowing costs dramatically increase, our ability to finance current operations and meet our short-term and long-term obligations could be adversely affected.

If Opco cannot make scheduled payments on its indebtedness under the New ABL Credit Facility and/or its expected indebtedness under the New Term Loan Facility, it will be in default and the lenders under the New ABL Credit Facility and/or the New Term Loan Facility could terminate their commitments to loan money or foreclose against the assets securing the borrowings, and Opco could be forced into bankruptcy or liquidation. Any of these actions could have a material adverse effect on our business, financial position, results of operations and cash flows.

Risks Related to Our Organizational Structure

Our principal asset after the consummation of the Reorganization Transactions and this offering will be our direct and indirect ownership interest in Holdings, and, accordingly, we will depend on distributions from Holdings and its subsidiaries to pay our taxes and other expenses, including payments under each of the Tax Receivable Agreements. Our subsidiaries’ ability to make such distributions may be subject to various limitations and restrictions.

Upon the consummation of this offering, we will be a holding company and will have no material assets other than our direct and indirect ownership of Holdings. Holdings itself has no operations and no material assets of its own other than its indirect ownership interest in Midco, which is a holding company with no operations and no material assets of its own other than its ownership interest in Opco and Opco GP, the general partner of Opco. As such, we will have no independent means of generating revenue or cash flow, and our ability to pay our taxes and operating expenses or declare and pay dividends in the future, if any, will be dependent upon the financial results and cash flows of our current and future subsidiaries, including Opco. There can be no assurance that our subsidiaries will generate sufficient cash flow to distribute funds to us or that applicable state law and contractual restrictions, including covenants in the agreements that govern Opco’s indebtedness, will permit such distributions.

Holdings will continue to be treated as a partnership for U.S. federal income tax purposes and, as such, generally will not be subject to any entity-level U.S. federal income tax. Instead, taxable income of Holdings, if any, will be allocated to holders of Partnership Interests, including us. Accordingly, we will generally incur U.S. federal income taxes on our allocable share of any net taxable income of Holdings. In addition, our allocable share of Holdings’ net taxable income will increase over time as the Continuing Limited Partners continue to exchange their Partnership Interests for shares of our Class A common stock. Such increase in our taxable income may increase our tax expenses and may have a material adverse effect on our business, financial position, results of operations and cash flows.

Under the terms of the Amended and Restated Limited Partnership Agreement, Holdings will be obligated to make tax distributions to holders of Partnership Interests, including us, to the extent that other distributions made by Holdings are otherwise insufficient to pay the tax liabilities of holders of Partnership Interests. In addition to tax expenses, we will also incur expenses related to our operations, including payments under the Tax Receivable Agreements. Because tax distributions are based on an assumed tax rate, Holdings may be required to make tax distributions that, in the aggregate, could be significant. We intend, as its general partner, to cause Holdings to make cash distributions to the owners of Partnership Interests, including us, in an amount sufficient to (i) fund all or part of their tax obligations in respect of taxable income allocated to them and (ii) cover our operating expenses, including payments made under the Tax Receivable Agreements. However, Holdings’ ability to make such distributions may be subject to various limitations and restrictions, such as restrictions on distributions that would either violate any contract or agreement to which Holdings is then a party, including debt agreements, or any applicable law, or that would have the effect of rendering Holdings insolvent. If we do not have sufficient funds to pay taxes or other expenses or to fund our operations, we may have to borrow funds, which could materially adversely affect our liquidity and financial condition and subject us to various restrictions imposed by any such lenders. To the extent that we are unable to make payments under any Tax Receivable Agreement for any reason, such payments generally will be deferred and will accrue interest until paid; provided, however, that nonpayment for a specified period may constitute a material breach of a material obligation under such Tax Receivable Agreement and therefore accelerate payments due under such Tax Receivable Agreement. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreements” and “Certain Relationships and Related Party Transactions—Amended and Restated Limited Partnership Agreement of Holdings.” In addition, if Holdings does not have sufficient funds to make distributions, our ability to declare and pay cash dividends on our Class A common stock will also be restricted or impaired. See “—Risks Related to Our Class A Common Stock and This Offering” and “Dividend Policy.”

Our organizational structure, including the Tax Receivable Agreements, confers certain benefits upon the Continuing Limited Partners and certain Former Limited Partners that will not benefit Class A common stockholders to the same extent as it will benefit Continuing Limited Partners or such Former Limited Partners.

Our organizational structure, including the Tax Receivable Agreements, confers certain benefits upon Continuing Limited Partners and certain Former Limited Partners that will not benefit the holders of our Class A common stock to the same extent as it will benefit Continuing Limited Partners or such Former Limited Partners. We will enter into the Continuing Limited Partner Tax Receivable Agreement (as defined in “The Reorganization Transactions”) which will provide for the payment by us to the exchanging holders of Partnership Interests of 85% of the amount of tax benefits, if any, that we actually realize, or in some circumstances are deemed to realize, as a result of (i) increases in tax basis or similar tax benefits as a result of exchanges of Partnership Interests for cash or shares of our Class A common stock pursuant to the Exchange Agreement, (ii) our allocable share of existing tax basis acquired in connection with this offering attributable to the Continuing Limited Partners and in connection with exchanges of Partnership Interests for cash or shares of our Class A common stock pursuant to the Exchange Agreement and (iii) our utilization of certain other tax benefits related to our entering into the Continuing Limited Partner Tax Receivable Agreement, including tax benefits attributable to payments under the Continuing Limited Partner Tax Receivable Agreement. In addition, we will enter into the Former Limited Partner Tax Receivable Agreement (as defined in “The Reorganization Transactions”) which will provide for the payment by us to certain Former Limited Partners or their permitted transferees of 85% of the tax benefits, if any, that we actually realize, or in some circumstances are deemed to realize, as a result of (i) the tax attributes of the Partnership Interests we hold in respect of such Former Limited Partners’ interest in us, including such attributes which resulted from such Former Limited Partners’ prior acquisition of ownership interests in Holdings and our allocable share of existing tax basis acquired in connection with this offering attributable to the Former Limited Partners and (ii) certain other tax benefits. Although we will retain 15% of the amount of such tax benefits, this and other aspects of our organizational structure may adversely impact the future trading market for the Class A common stock. In addition, our organizational structure, including the Tax Receivable Agreements, will impose additional compliance costs and require a significant commitment of resources that would not be required of a company with a simpler organizational structure.

The Tax Receivable Agreements will require us to make cash payments to the Continuing Limited Partners and certain Former Limited Partners in respect of certain tax benefits to which we may become entitled, and we expect that the payments we will be required to make will be substantial.

Upon the consummation of the Reorganization Transactions and this offering, we will be a party to the Tax Receivable Agreements. Under the Continuing Limited Partner Tax Receivable Agreement, we will be required to make cash payments to the Continuing Limited Partners or their permitted transferees equal to 85% of the benefits, if any, that we actually realize, or in some circumstances are deemed to realize, as a result of (i) increases in tax basis or similar tax benefits as a result of exchanges of Partnership Interests for cash or shares of our Class A common stock pursuant to the Exchange Agreement, (ii) our allocable share of existing tax basis acquired in connection with this offering attributable to the Continuing Limited Partners and in connection with exchanges of Partnership Interests for cash or shares of our Class A common stock pursuant to the Exchange Agreement and (iii) our utilization of certain other tax benefits related to our entering into the Continuing Limited Partner Tax Receivable Agreement, including tax benefits attributable to payments under the Continuing Limited Partner Tax Receivable Agreement. Under the Former Limited Partner Tax Receivable Agreement, we will be required to make cash payments to certain Former Limited Partners or their permitted transferees equal to 85% of the tax benefits, if any, that we actually realize, or in some circumstances are deemed to realize, as a result of (i) the tax attributes of the Partnership Interests we hold in respect of such Former Limited Partners’ interest in us, including such attributes which resulted from such Former Limited Partnerships’ prior indirect acquisition of ownership interests in Holdings and our allocable share of existing tax basis acquired in connection with this offering attributable to the Former Limited Partners and (ii) certain other tax benefits. The amount of the cash payments that we will be required to make under the Tax Receivable Agreements is expected to be significant. Any payments made by us under the Tax Receivable Agreements will generally reduce the amount of overall cash flow that might have otherwise been available to us. Furthermore, our future obligation to make payments under the Tax Receivable Agreements could make us a less attractive target for an acquisition, particularly in the case of an acquirer that cannot use some or all of the tax benefits that are the subject of the Tax Receivable Agreements. Payments under the Tax Receivable Agreements are not conditioned on any holder’s continued ownership of Partnership Interests or our common stock after this offering.

The actual amount and timing of any payments under the Tax Receivable Agreements will vary depending upon a number of factors, including the timing of exchanges by the holders of Partnership Interests, the amount of gain recognized by such holders of Partnership Interests, the amount and timing of the taxable income we generate in the future and the federal tax rates then applicable. Assuming (i) no material changes in relevant tax law, (ii) a constant corporate tax rate of 25.1%, which represents a pro forma tax rate that includes a provision for U.S. federal income taxes and assumes the highest statutory rate apportioned to each state and local jurisdiction and (iii) that we earn sufficient taxable income in each year to realize on a current basis all tax benefits that are subject to the Former Limited Partners Tax Receivable Agreement, we would recognize a Former Limited Partners Tax Receivable Agreement liability and a decrease to additional paid-in capital of approximately $90.2 million. In addition, assuming (i) that the Continuing Limited Partners exchanged all of their Partnership Interests immediately after the completion of this offering at the initial public offering price of $20.00 per share of our Class A common stock, (ii) no material changes in relevant tax law, (iii) a constant corporate tax rate of 25.1%, which represents a pro forma tax rate that includes a provision for U.S. federal income taxes and assumes the highest statutory rate apportioned to each state and local jurisdiction and (iv) that we earn sufficient taxable income in each year to realize on a current basis all tax benefits that are subject to the Continuing Limited Partners Tax Receivable Agreement, we would recognize a Continuing Limited Partners Tax Receivable Agreement liability of approximately $561.0 million. The foregoing amounts are estimates only. See “Unaudited Pro Forma Consolidated Financial Information” for additional information.

In certain cases, payments under the Tax Receivable Agreements to Continuing Limited Partners or Former Limited Partners may be accelerated or significantly exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreements.

Each Tax Receivable Agreement provides that upon certain mergers, asset sales, other forms of business combinations or other changes of control, nonpayment for a specified period which constitutes a material breach of a material obligation under such Tax Receivable Agreement, or if, at any time, we elect an early termination of such Tax Receivable Agreement, then our obligations, or our successor’s obligations, under such Tax Receivable Agreement to make payments thereunder would be based on certain assumptions, including an assumption that we would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to such Tax Receivable Agreement.

As a result of the foregoing, (i) we could be required to make payments under such Tax Receivable Agreement that are greater than the specified percentage of the actual benefits we ultimately realize in respect of the tax benefits that are subject to such Tax Receivable Agreement and (ii) if we elect to terminate such Tax Receivable Agreement early, we would be required to make an immediate cash payment equal to the specified percentage of the present value of the anticipated future tax benefits that are the subject of such Tax Receivable Agreement, which payment may be made significantly in advance of the actual realization, if any, of such future tax benefits. Based upon certain assumptions described in greater detail below under “Certain Relationships and Related Person Transactions—Tax Receivable Agreements,” we estimate that if we were to exercise our termination right immediately following this offering, the amount of the termination payment to the Former Limited Partners would be approximately $81.5 million and the amount of the termination payment to the Continuing Limited Partners would be approximately $498.2 million. The foregoing numbers are estimates and the actual payments could differ materially based on, among other things, the timing of an early termination election, the discount rate applicable at the time of the early termination election and material changes in relevant tax law. In these situations, our payments under such Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. There can be no assurance that we will be able to fund or finance our payments under the Tax Receivable Agreements.

We will not be reimbursed for any payments made under the Tax Receivable Agreements in the event that any tax benefits are disallowed.

Our acquisitions of Partnership Interests in connection with the Exchange Agreement are expected to result in increases in our allocable tax basis in the assets of Holdings that otherwise would not have been available to us. These increases in tax basis are expected to reduce the amount of cash tax that we would otherwise have to pay in the future due to increases in depreciation and amortization deductions (for tax purposes). These increases in tax basis may also decrease gain (or increase loss) on future dispositions of certain assets of Holdings to the extent the increased tax basis is allocated to those assets. The Internal Revenue Service (the “IRS”) may challenge all or part of these tax basis increases, and a court could sustain such a challenge. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreements.”

Payments under the Tax Receivable Agreements will be based on the tax reporting positions that we determine, and the IRS or another taxing authority may challenge all or part of the tax basis increases, as well as other related tax positions we take, and a court could sustain such challenge. While the actual increase in tax basis, as well as the actual amount and timing of any payments under the Tax Receivable Agreements, will vary depending upon a number of factors, including the timing of exchanges, the price of shares of our Class A common stock at the time of the exchange, the extent to which such exchanges are taxable, future tax rates, and the amount and timing of our income, we expect that, as a result of the size of the increases in the tax basis of the tangible and intangible assets of Holdings attributable to our interests in Holdings, during the expected term of the Tax Receivable Agreements, the payments that we may make to the Continuing Limited Partners could be substantial.

The payment obligations under the Tax Receivable Agreements are our obligation and not an obligation of Holdings. In the event any tax benefits initially claimed by us and for which payment has been made are successfully challenged, such prior payments under the applicable Tax Receivable Agreements will not be reimbursed but any such detriment will generally be taken into account as a reduction in future payments due under the applicable Tax Receivable Agreement. However, we might not determine that we have effectively made an excess cash payment for a number of years following the initial time of such payment and, if any of our tax reporting positions are challenged by a taxing authority, we will not be permitted to reduce any future cash payments under such Tax Receivable Agreement until any such challenge is finally settled or determined. As a result, payments could be made under such Tax Receivable Agreement in excess of the tax savings that we realize in respect of the tax attributes that are the subject of such Tax Receivable Agreement.

If we were deemed to be an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”), as a result of our ownership of Holdings, applicable restrictions could make it impractical for us to continue our business as currently contemplated and could have a material adverse effect on our business, financial position, results of operations and cash flows.

Under Sections 3(a)(1)(A) and (C) of the 1940 Act, a company generally will be deemed to be an “investment company” for purposes of the 1940 Act if (i) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (ii) it engages, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We do not believe that we are an “investment company,” as such term is defined in either of those sections of the 1940 Act.

As the general partner of Holdings, we will control and operate Holdings. On that basis, we believe that our interest in Holdings is neither an “investment security” as that term is used in the 1940 Act nor a “security” based on the test under applicable case law. However, if we were to cease participation in the management of Holdings, our interest in Holdings could be deemed an “investment security” for purposes of the 1940 Act.

We and Holdings intend to conduct our operations so that we will not be deemed an investment company. However, if we were to be deemed an investment company, restrictions imposed by the 1940 Act, including limitations on our capital structure and our ability to transact with affiliates, could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business, financial position, results of operations and cash flows.

Risks Related to Our Class A Common Stock and This Offering

An active trading market for our Class A common stock may not develop, and you may not be able to resell your shares at or above the initial public offering price.

Prior to this offering, there has been no public market for shares of our Class A common stock. Although our Class A common stock has been approved for listing on the NYSE, an active trading market for our shares may never develop or be sustained following this offering. The initial public offering price of our Class A common stock will be determined through negotiations between us and the underwriters. This initial public offering price may not be indicative of the market price of our Class A common stock after this offering. In the absence of an active trading market for our Class A common stock, investors may not be able to sell their Class A common stock at or above the initial public offering price or at the time that they would like to sell or at all.

The market price of our Class A common stock may be volatile and could decline after this offering.

Volatility in the market price of our Class A common stock may prevent you from being able to sell your shares at or above the price you paid for your shares. The market price of our Class A common stock may fluctuate significantly. Among the factors that could affect our stock price are:

•	industry, regulatory or general market conditions;

•	domestic and international economic factors unrelated to our performance;

•	new regulatory pronouncements and changes in regulatory guidelines;

•	lawsuits, enforcement actions and other claims by third parties or governmental authorities;

•	actual or anticipated fluctuations in our quarterly operating results;

•	lack of research coverage and reports by industry analysts or changes in any securities analysts’ estimates of our financial performance;

•	action by institutional stockholders or other large stockholders, including future sales of our Class A common stock;

•	failure to meet any guidance given by us or any change in any guidance given by us, or changes by us in our guidance practices;

•	announcements by us of significant impairment charges;

•	speculation in the press or investment community;

•	investor perception of us or our industry;

•	changes in market valuations or earnings of similar companies;

•	the impact of short selling or the impact of a potential “short squeeze” resulting from a sudden increase in demand for our Class A common stock;

•	announcements by us or our competitors of significant contracts, acquisitions, dispositions or strategic partnerships;

•	war, terrorist acts, epidemic disease or pandemic disease, including COVID-19;

•	any future sales of our Class A common stock or other securities;

•	additions or departures of key personnel; and

•	misconduct or other improper actions of our associates.

In particular, we cannot assure you that you will be able to resell your shares at or above the public offering price. Stock markets have experienced extreme volatility in recent years that has been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our Class A common stock. In the past, following periods of volatility in the market price of a company’s securities, class action litigation has often been instituted against the affected company. Any litigation of this type brought against us could result in substantial costs and a diversion of our management’s attention and resources, which could materially and adversely affect our business, financial position, results of operations and cash flows.

Future sales of shares by us or our existing stockholders could cause our stock price to decline.

Sales of substantial amounts of our Class A common stock in the public market following this offering, or the perception that these sales could occur, could cause the market price of our Class A common stock to decline. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Upon the completion of this offering, we will have a total of 154,834,603 shares of Class A common stock outstanding (or 160,067,161 if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and 85,853,383 additional shares of Class A common stock issuable upon exchange of Partnership Interests (with automatic retirement of an equal number of shares of Class B common stock). Of the outstanding shares of Class A common stock, all of the Class A common stock shares to be sold in this offering will be immediately tradable without restriction under the Securities Act of 1933, as amended (the “Securities Act”), except for any shares held by “affiliates,” as that term is defined in Rule 144 under the Securities Act (“Rule 144”). The remaining 119,950,882 shares of our Class A common stock that will be outstanding immediately after the completion of this offering will be restricted securities within the meaning of Rule 144 under the Securities Act, but will be eligible for resale subject to applicable volume, means of sale, holding period and other limitations of Rule 144 under the Securities Act or pursuant to an exemption from registration under Rule 701 under the Securities Act, or “Rule 701,” subject to the lock-up agreements entered into by us, the Original Limited Partners and our executive officers and directors.

Additionally, upon the completion of this offering, Core & Main will enter into the Exchange Agreement and, subject to certain restrictions set forth therein and as described elsewhere in this prospectus, the Continuing Limited Partners will have the right to exchange their Partnership Interests, together with the retirement of a corresponding number of shares of our Class B common stock, for shares of our Class A common stock on a one-for-one basis or, at the election of a majority of the disinterested members of our board of directors, for cash from a substantially concurrent public offering or private sale (based on the price of our Class A common stock sold in such public offering or private sale), net of any underwriting discounts and commissions, for each Partnership Interest exchanged, subject to customary conversion rate adjustments for stock splits, stock dividends, reclassifications and other similar transactions. The Exchange Agreement will also provide that in connection with any such exchange, to the extent that Holdings has, since consummation of the Reorganization Transactions and this offering, made distributions to the applicable Continuing Limited Partner that are proportionately lesser or greater than the distributions made to us, on a pro rata basis, the number of shares of Class A common stock to be issued or cash to be paid to such Continuing Limited Partner will be adjusted to take into account the amount of such discrepancy that is allocable to the Partnership Interests, and Class B common stock, subject to such exchange. We expect to cause Holdings to make overall distributions to its partners in such a manner as generally to limit increases to the number of shares of Class A common stock to be issued or cash to be paid to exchanging Continuing Limited Partners in connection with the adjustment described in the preceding sentence. The amount of future partner distributions and the number of shares issuable pursuant to such provision of the Exchange Agreement will fluctuate based on a number of factors, including our financial performance, the actual tax rates applied to the applicable Continuing Limited Partners (or their permitted transferees), any changes in tax rates or tax laws and future share prices for our Class A common stock. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Our Business—CARES Act.” Unless our board of directors elects to settle these obligations in cash pursuant to the terms of the Exchange Agreement, we expect that these arrangements will result in a substantial number of additional shares of Class A common stock being issued to the Continuing Limited Partners. See “Certain Relationships and Related Party Transactions—Exchange Agreement.”

We also intend to enter into a Registration Rights Agreement (as defined in “Certain Relationships and Related Party Transactions—Registration Rights Agreements”) pursuant to which the shares of our Class A common stock and our other equity securities held by the CD&R Investors will be eligible for resale (including shares of our Class A common stock issuable upon exchange of Partnership Interests held by CD&R Waterworks Holdings directly or indirectly through a wholly-owned subsidiary), subject to certain limitations set forth therein. See “Certain Relationships and Related Party Transactions—Registration Rights Agreements.”

Prior to or upon the completion of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register the shares of Class A common stock to be issued under our equity compensation plans and, as a result, all shares of Class A common stock acquired upon exercise of stock options and other securities convertible or exchangeable into shares of Class A common stock granted under our plan will also be freely tradable under the Securities Act, subject to the terms of the lock-up agreements, unless purchased by our affiliates. Furthermore, as of the date of this prospectus, there were (i) vested Profits Units of Management Feeder outstanding held by certain members of our management, which will be converted into common units of Management Feeder in connection with the Reorganization Transactions and thereafter correspond to an equivalent number of Partnership Interests in Holdings that may be exchanged for 6,320,302 shares of Class A common stock in the aggregate, which will be issuable upon exchange of such Partnership Interests (together with the retirement of a corresponding number of shares of Class B common stock held by Management Feeder), (ii) unvested Profits Units of Management Feeder outstanding held by certain members of our management, which will be converted into unvested common units of Management Feeder that are subject to time-vesting provisions that are substantially similar to the vesting provisions applicable to the corresponding unvested Profits Units immediately prior to the conversion in the Reorganization Transactions in connection with the Reorganization Transactions and thereafter correspond to an equivalent number of Partnership Interests in Holdings that may be exchanged for 5,018,572 shares of Class A common stock in the aggregate, which will be issuable upon exchange of such Partnership Interests (together with the retirement of a corresponding number of shares of Class B common stock held by Management Feeder), (iii) fully vested common units of Management Feeder outstanding held by certain members of management, which will be converted to common units of Management Feeder in connection with the Reorganization Transactions and thereafter correspond to an equivalent number of Partnership Interests in Holdings that may be exchanged for 2,660,494 shares of Class A common stock in the aggregate, which will be issuable upon exchange of such Partnership Interests (together with the retirement of a corresponding number of shares of Class B common stock held by Management Feeder), and (iv) outstanding unit appreciation rights of Holdings, which will be converted into stock appreciation rights denominated in Class A common stock in connection with the Reorganization Transactions, pursuant to which 633,683 shares of Class A common stock will be issuable, at a weighted average base price of $5.00 per share, of which stock appreciation rights representing 232,351 shares of Class A common stock will be vested and exercisable after consummation of this offering. See “The Reorganization Transactions—Management Feeder and Unit Appreciation Rights” for more information and “Shares Available for Future Sale” for a more detailed description of the restrictions on selling shares of our Class A common stock after this offering.

In connection with this offering, we, the Original Limited Partners and our executive officers and directors signed lock-up agreements under which we and they agree not to, among other things and subject to certain exceptions, offer, sell, contract to sell, pledge, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, engage in any hedging or similar transaction or arrangement, lend or otherwise transfer or dispose of, directly or indirectly, any of our securities that are substantially similar to the securities offered hereby, without the prior written consent of, for the two-day period following notice of any request to release or waive the lock-up restrictions, Goldman Sachs & Co. LLC, Credit Suisse Securities (USA) LLC and J.P. Morgan

Securities LLC (the “Representatives”), and thereafter, any two of the three Representatives, for a period of 180 days after the date of this prospectus. See “Underwriting (Conflicts of Interest).” Following the expiration of this 180-day lock-up period, 119,950,882 shares of our Class A common stock will be eligible for future sale, subject to the applicable volume, manner of sale, holding period and other limitations of Rule 144 or pursuant to an exemption from registration under Rule 701. See “Shares Available for Future Sale” for a discussion of the shares of Class A common stock that may be sold into the public market in the future. In addition, the Original Limited Partners may distribute shares that they hold to their investors who themselves may then sell into the public market following the expiration of the lock-up period. Such sales may not be subject to the volume, manner of sale, holding period and other limitations of Rule 144. Furthermore, the Original Limited Partners will have the right to require us to register shares of Class A common stock for resale in certain circumstances. As resale restrictions end, the market price of our Class A common stock could decline if the holders of those shares sell them or are perceived by the market as intending to sell them.

If securities or industry analysts do not publish research or publish misleading or unfavorable research about our business, our Class A common stock price and trading volume could decline.

The trading market for our Class A common stock will depend in part on the research and reports that securities or industry analysts may publish about us or our business. We may never obtain research coverage by industry or financial analysts. If few or no analysts commence coverage of us, the trading price of our stock would likely decrease. Even if we do obtain analyst coverage, if one or more of the analysts that covers our Class A common stock downgrades our stock or publishes misleading or unfavorable research about our business, our stock price would likely decline. If one or more of the analysts ceases coverage of our Class A common stock or fails to publish reports on us regularly, demand for our Class A common stock could decrease, which could cause our Class A common stock price or trading volume to decline.

If you invest in our Class A common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

The initial public offering price per share of Class A common stock is substantially higher than our pro forma net tangible book value per share immediately after this offering. As a result, if you invest in our Class A common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the net tangible book value per share of our Class A common stock immediately after this offering. Based on the initial public offering price of $20.00 per share, purchasers of our Class A common stock in this offering will experience immediate and substantial dilution in net tangible book value of $23.59 per share. In addition, purchasers of Class A common stock in this offering will have contributed 43.4% of the aggregate price paid by all purchasers of our common stock and Partnership Interests but will own only approximately 14.5% of our total equity outstanding after this offering. See “Dilution” for a more detailed description of the dilution to new investors in the offering.

An affiliate of J.P. Morgan Securities LLC, an underwriter in this offering, will have an interest in this offering beyond customary underwriting discounts and commissions.

An affiliate of J.P. Morgan Securities LLC, an underwriter in this offering, is the administrative agent and a lender under our Senior Term Loan Facility. As described in “Use of Proceeds,” we expect the net proceeds from this offering, together with the net proceeds from borrowings under the New Term Loan Facility and cash on hand, will be used to prepay the term loans outstanding under our Senior Term Loan Facility, in addition to the redemption in full of the Senior PIK Toggle Notes and Senior Notes. As a result, an affiliate of J.P. Morgan Securities LLC is expected to receive less than

5% of the net proceeds of this offering in connection with such prepayment. See “Underwriting (Conflicts of Interest)—Conflicts of Interest” for additional information.

Fulfilling our obligations incident to being a public company, including compliance with the Exchange Act and the requirements of the Sarbanes-Oxley Act and the Dodd-Frank Act, will be expensive and time-consuming, and any delays or difficulties in satisfying these obligations could have a material adverse effect on our future results of operations and our stock price.

As a public company, we will be subject to the reporting, accounting and corporate governance requirements of the NYSE, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act and Section 619 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) that apply to issuers of listed equity, which impose certain significant compliance requirements, costs and obligations upon us. The changes necessitated by being a publicly listed company and ongoing compliance with these rules and regulations require a significant commitment of additional resources and management oversight, which will increase our operating costs and could divert our management and personnel from other business concerns. Further, to comply with the requirements of being a public company, we may need to undertake various actions, such as implementing new internal controls and procedures and hiring additional accounting or internal audit staff or other associates to help meet our obligations.

The Sarbanes-Oxley Act requires us, among other things, to maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight.

In addition, our internal resources and personnel may in the future be insufficient to avoid accounting errors, and our auditors may identify deficiencies, significant deficiencies or material weaknesses in our internal control environment in the future. Any failure to develop or maintain effective controls or any difficulties encountered implementing required new or improved controls could harm our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting could also adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our Class A common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the NYSE. As a public company, we are required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act and are therefore required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose, but we are not required to provide an annual management report on the effectiveness of our internal control over financial reporting until our second Annual Report on Form 10-K.

Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until we cease to be a non-accelerated filer. We will be required to provide an annual management report on the effectiveness of our internal control over financial reporting in our Annual Report on Form 10-K for fiscal 2022. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could have a material adverse effect on our business, financial position, results of operations and cash flows.

The expenses associated with being a public company include increases in auditing, accounting and legal fees and expenses, investor relations expenses, increased directors’ fees and director and officer liability insurance costs, registrar and transfer agent fees and listing fees, as well as other expenses. As a public company, we are required, among other things, to define and expand the roles and the duties of our board of directors and its committees and institute more comprehensive compliance and investor relations functions. Most members of our management team have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage us as a public company that is subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could materially and adversely affect our business, financial position, results of operations and cash flows. Failure to comply with the requirements of being a public company could potentially subject us to sanctions or investigations by the SEC or other regulatory authorities.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us, and there could be a material adverse effect on our business, financial position, results of operations and cash flows.

Following the completion of this offering, the CD&R Investors will control us and may have conflicts of interest with other stockholders.

Following the completion of this offering, the CD&R Investors will beneficially own shares of our common stock representing approximately 79.7% of the combined voting power of our common stock through its ownership of Class A common stock and Class B common stock. As a result, the CD&R Investors will have sufficient voting power without the consent of our other stockholders to be able to control all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, which could reduce the market price of our Class A common stock.

Because the CD&R Investors’ interests may differ from your interests, actions the CD&R Investors take as our controlling stockholders may not be favorable to you. For example, the concentration of voting power held by the CD&R Investors could delay, defer or prevent a change of control of us, impede a merger, takeover or other business combination that another stockholder may otherwise view favorably or cause us to enter into transactions or agreements that are not in the best interests of all stockholders. Other potential conflicts could arise, for example, over matters such as associate retention or recruiting, or our dividend policy.

Furthermore, as long as the CD&R Investors continue to beneficially own shares of our common stock representing at least 50% of the total voting power of the outstanding shares of our common stock, the CD&R Investors will be able to determine the outcome of corporate actions requiring stockholder approval, including the election of the members of our board of directors and the approval of significant corporate transactions, such as mergers and the sale of substantially all of our assets. Even if the CD&R Investors cease to beneficially own shares of our common stock representing at least 50% of the total voting power of the outstanding shares of our common stock, they will likely still be able to assert significant influence over our board of directors and certain corporate actions. Following the completion of this offering, the CD&R Investors will have the right to designate for nomination for election to our board of directors at least a majority of our directors and to designate the Chair of our board of directors as long as the CD&R Investors (together with their affiliates) collectively beneficially own shares of our common stock and our other equity securities representing at least 50% and 25%, respectively, of the total voting power of the outstanding shares of our common stock and our other equity securities. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

Under our Certificate of Incorporation, the CD&R Investors and their affiliates and, in some circumstances, any of our directors and officers who is also a director, officer, employee, member or partner of the CD&R Investors and their affiliates, will have no obligation to offer us corporate opportunities.

The policies relating to corporate opportunities and transactions with the CD&R Investors set forth in our Certificate of Incorporation will address potential conflicts of interest between Core & Main, on the one hand, and the CD&R Investors and their respective officers, directors, employees, members or partners who are directors or officers of our company, on the other hand. In accordance with those policies, the CD&R Investors may pursue corporate opportunities, including acquisition opportunities that may be complementary to our business, without offering those opportunities to us. By becoming a stockholder in Core & Main, you will be deemed to have notice of and have consented to these provisions of our Certificate of Incorporation. Although these provisions are designed to resolve conflicts between us and the CD&R Investors and their affiliates fairly, conflicts may not be resolved in our favor or be resolved at all.

Future offerings of debt, Class A common stock, equity securities which would rank senior to our Class A common stock or other securities convertible or exchangeable into common or preferred stock, in connection with a financing, strategic investment, litigation settlement or employee arrangement or otherwise, may result in dilution to owners of our Class A common stock and/or may adversely affect the market price of our Class A common stock.

If, in the future, we decide to issue debt or equity securities that rank senior to our Class A common stock, it is likely that such securities will be governed by an indenture or other instrument containing covenants restricting our operating flexibility. Issuing additional shares of our Class A common stock or other equity securities or securities convertible into equity may dilute the economic and voting rights of our stockholders or reduce the market price of our Class A common stock. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our Class A common stock and may result in dilution to owners of our Class A common stock. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred stock, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our Class A common stock. We and, indirectly, our stockholders, will bear the cost of issuing and servicing such securities. Because our decision to issue debt or equity securities in any future offering will depend on market conditions and other factors outside our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of our Class A common stock will bear the risk of our future offerings, reducing the market price of our Class A common stock or diluting the value of their stock holdings in us.

In addition, in the future, we may issue additional shares of Class A common stock or other equity or debt securities convertible into or exercisable or exchangeable for shares of our Class A common stock in connection with a financing, strategic investment, litigation settlement or employee arrangement or otherwise. Any of these issuances could result in substantial dilution to our existing stockholders and could cause the trading price of our Class A common stock to decline.

Anti-takeover provisions in our Certificate of Incorporation and By-laws could discourage, delay or prevent a change of control of our company and may affect the trading price of our Class A common stock.

Our Certificate of Incorporation and By-laws will include a number of provisions that may discourage, delay or prevent a change in our management or control over us even if our stockholders might consider such changes to be favorable. For example, our Certificate of Incorporation and By-laws collectively will:

•	authorize the issuance of “blank check” preferred stock that could be issued by our board of directors to thwart a takeover attempt;

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provide for a classified board of directors, which divides our board of directors into three classes, with members of each class serving staggered three-year terms, which prevents stockholders from electing an entirely new board of directors at an annual meeting;

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limit the ability of stockholders to remove directors if the CD&R Investors (together with their affiliates) cease to beneficially own shares of our common stock representing at least 40% of the total voting power of the outstanding shares of our common stock;

•	provide that vacancies on our board of directors, including vacancies resulting from an enlargement of our board of directors, may be filled only by a majority vote of directors then in office;

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prohibit stockholders from calling special meetings of stockholders if the CD&R Investors (together with their affiliates) cease to beneficially own shares of our common stock representing at least 40% of the total voting power of the outstanding shares of our common stock;

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prohibit stockholder action by consent in writing or electronic transmission, thereby requiring all actions to be taken at a meeting of the stockholders, if the CD&R Investors (together with their affiliates) cease to beneficially own shares of our common stock representing at least 40% of the total voting power of the outstanding shares of our common stock;

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opt out of Section 203 of the Delaware General Corporation Law (the “DGCL”), which prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, or any successor provision to Section 203, until Section 203 by its terms would, but for the applicable provisions of our Certificate of Incorporation, apply to us and the CD&R Investors (together with their affiliates) cease to beneficially own shares of our common stock representing at least 5% of the total voting power of the outstanding shares of our common stock;

•	establish advance notice requirements for nominations of candidates for election as directors or to bring other business before an annual meeting of our stockholders; and

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require the approval of holders of at least 66 2/3% of the voting power of the outstanding shares of our common stock then entitled to vote thereon to amend our By-laws and certain provisions of our Certificate of Incorporation if the CD&R Investors (together with their affiliates) cease to beneficially own shares of our common stock representing at least 40% of the total voting power of the outstanding shares of our common stock.

These provisions may prevent our stockholders from receiving the benefit from any premium to the market price of our Class A common stock offered by a bidder in a takeover context or from changing our management and board of directors. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our Class A common stock if the provisions are viewed as discouraging takeover attempts in the future. See “Description of Capital Stock—Anti-Takeover Effects of Our Certificate of Incorporation and By-Laws.”

Our Certificate of Incorporation and By-laws may also make it difficult for stockholders to replace or remove our management. Furthermore, the existence of the foregoing provisions, as well as the significant amount of the total voting power that the CD&R Investors will continue to have following this offering, could limit the price that investors might be willing to pay in the future for shares of our Class A common stock. These provisions may facilitate management entrenchment that may delay, deter, render more difficult or prevent a change in our control, which may not be in the best interests of our stockholders.

We could be the subject of securities class action litigation due to future stock price volatility, which could divert management’s attention and materially and adversely affect our business, financial position, results of operations and cash flows.

The stock market in general, and market prices for the securities of companies like ours in particular, have from time to time experienced volatility that often has been unrelated to the operating performance of the underlying companies. A certain degree of stock price volatility can be attributed to being a newly public company. These broad market and industry fluctuations may adversely affect the market price of our Class A common stock, regardless of our operating performance. In certain situations in which the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. We may be a target of this type of litigation in the future. The defense and disposition of litigation of this type could result in substantial costs and divert resources and the time and attention of our management, which could materially and adversely affect our business, financial position, results of operations and cash flows.

We do not intend to pay dividends on our Class A common stock for the foreseeable future and, consequently, your ability to achieve a return on your investment depends on appreciation in the price of our Class A common stock.

We do not intend to declare and pay dividends on our Class A common stock for the foreseeable future. We currently intend to use our future earnings, if any, to repay debt, to fund our growth, to develop our business, for working capital needs and for general corporate purposes. Therefore, you are not likely to receive any dividends on your Class A common stock for the foreseeable future, and the success of an investment in shares of our common stock depends upon any future appreciation in their value. There is no guarantee that shares of our Class A common stock will appreciate in value or even maintain the price at which our stockholders have purchased their shares. Payments of dividends, if any, are at the sole discretion of our board of directors after taking into account various factors, including general and economic conditions, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, contractual, legal and tax restrictions and implications of the payment of dividends by us to our stockholders or by our subsidiaries to us, and such other factors as our board of directors may deem relevant. In addition, our operations are conducted almost entirely through our subsidiaries. As such, to the extent that we determine in the future to pay dividends on our Class A common stock, none of our subsidiaries will be obligated to make funds available to us for the payment of dividends. Further, the agreements governing our subsidiaries’ debt agreements significantly restrict the ability of our subsidiaries to pay dividends or otherwise transfer assets to us, and we may enter into other debt agreements or borrowing arrangements in the future that restrict or limit our ability to pay cash dividends on our Class A common stock. In addition, Delaware law imposes additional requirements that may restrict our ability to pay dividends to holders of our Class A common stock.

We expect to be a “controlled company” within the meaning of the NYSE listing standards and, as a result, we will qualify for, and currently intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

After the completion of this offering, the CD&R Investors will continue to control a majority of the voting power of our outstanding common stock. Accordingly, we expect to be a “controlled company” within the meaning of corporate governance standards. Under the NYSE rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including:

•	the requirement that a majority of the board of directors consist of independent directors;

•	the requirement that our Nominating and Governance Committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that we have a Compensation Committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the Nominating and Governance and Compensation Committees.

Following this offering, we currently intend to utilize the exemptions from the requirements that a majority of our board of directors consist of independent directors and that each of the Nominating and Governance Committee and Compensation Committee be composed entirely of independent directors. As a result, a majority of our board of directors will not consist of independent directors, and each of our Nominating and Governance Committee and Compensation Committee will not consist entirely of independent directors. Consequently, you will not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance rules and requirements. Our status as a controlled company could make our Class A common stock less attractive to some investors or otherwise harm our stock price.

At such time as the CD&R Investors no longer control a majority of the voting power of our outstanding Class A common stock, we will no longer be a “controlled company” within the meaning of rules. However, we may continue to rely on exemptions from certain corporate governance requirements during a one-year transition period.

At such time as the CD&R Investors no longer control a majority of the voting power of our outstanding Class A common stock, we will no longer be a “controlled company” within the meaning of the NYSE corporate governance standards. The NYSE rules require that we (i) have a majority of independent directors on our board of directors within one year of the date we no longer qualify as a “controlled company,” (ii) have at least one independent director on each of the Compensation and Nominating and Governance Committees on the date we no longer qualify as a “controlled company,” have at least a majority of independent directors on each of the Compensation and Nominating and Governance Committees within 90 days of such date and that the Compensation and Nominating and Governance Committees be composed entirely of independent directors within one year of such date and (iii) perform an annual performance evaluation of the Nominating and Governance and Compensation Committees. During this transition period, we may continue to utilize the exemptions from certain corporate governance requirements as permitted by the NYSE rules. Accordingly, during the transition period, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE. Furthermore, a change in our board of directors and committee membership may result in a change in corporate strategy and operation philosophies, and may result in deviations from our current strategy.

Our Certificate of Incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or stockholders.

Our Certificate of Incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware) will, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on our behalf, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed to us or our stockholders by any of our directors, officers, other employees, agents or stockholders, (iii) any action, suit or proceeding asserting a claim arising out of or pursuant to or seeking to enforce any right, obligation or remedy under any provision of our Certificate of Incorporation or our By-laws (as either may be amended or restated) or the DGCL, or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action or proceeding asserting a claim that is governed by the internal affairs doctrine, in each case subject to such Court of Chancery of the State of Delaware having personal jurisdiction over the indispensable parties named as defendants. It is possible that a court could find that the exclusive forum provisions described above are inapplicable for a particular claim or action or that such provision is unenforceable, and our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. As permitted by Delaware law, our Certificate of Incorporation will provide that, unless we consent in writing to the election of an alternative forum, the federal district courts of the United States of America will, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, the Exchange Act, and the rules and regulations thereunder. To the fullest extent permitted by law, by becoming a stockholder in our company, you will be deemed to have notice of and have consented to the provisions of our Certificate of Incorporation related to choice of forum. The choice of forum provision in our Certificate of Incorporation may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or any of our directors, officers, other employees, agents or stockholders, which could discourage lawsuits with respect to such claims. Additionally, a court could determine that the exclusive forum provision is unenforceable, and our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. If a court were to find these provisions of our Certificate of Incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial position, results of operations and cash flows.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements.” Some of the forward-looking statements can be identified by the use of forward-looking terms such as “believes,” “expects,” “may,” “will,” “shall,” “should,” “would,” “could,” “seeks,” “aims,” “projects,” “is optimistic,” “intends,” “plans,” “estimates,” “anticipates” or the negative versions of these words or other comparable terms. Forward-looking statements include, without limitation, all matters that are not historical facts. They appear in a number of places throughout this prospectus and include, without limitation, statements regarding our intentions, beliefs, assumptions or current expectations concerning, among other things, our financial position, results of operations, cash flows, prospects and growth strategies.

Forward-looking statements are subject to known and unknown risks and uncertainties, many of which may be outside our control. We caution you that forward-looking statements are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of the market in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition and cash flows, and the development of the market in which we operate, are consistent with the forward-looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods. A number of important factors, including, without limitation, the risks and uncertainties discussed under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus, could cause actual results and outcomes to differ materially from those reflected in the forward-looking statements. Furthermore, new risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. Factors that could cause actual results and outcomes to differ from those reflected in forward-looking statements include, without limitation:

•	declines, volatility and cyclicality in the U.S. residential and non-residential construction markets;

•	slowdowns in municipal infrastructure spending and delays in appropriations of federal funds;

•	price fluctuations in our product costs, particularly with respect to the commodity-based products that we sell;

•	the spread of, and response to, COVID-19, and the inability to predict the ultimate impact on us;

•	general business and economic conditions;

•	risks involved with acquisitions and other strategic transactions, including our ability to identify, acquire, close or integrate acquisition targets successfully;

•	the impact of seasonality and weather-related impacts, including natural disasters or similar extreme weather events;

•	the fragmented and highly competitive markets in which we compete and consolidation within our industry;

•	our ability to competitively bid for municipal contracts;

•	the development of alternatives to distributors of our products in the supply chain;

•	our ability to hire, engage and retain key personnel, including sales representatives, qualified branch, district and region managers and senior management;

•

our ability to identify, develop and maintain relationships with a sufficient number of qualified suppliers and the potential that our exclusive or restrictive supplier distribution rights are terminated;

•	the availability and cost of freight and energy, such as fuel;

•	the ability of our customers to make payments on credit sales;

•	our ability to identify and introduce new products and product lines effectively;

•	our ability to manage our inventory effectively;

•	costs and potential liabilities or obligations imposed by environmental, health and safety laws and requirements;

•	regulatory change and the costs of compliance with regulation;

•	exposure to product liability, construction defect and warranty claims and other litigation and legal proceedings;

•	potential harm to our reputation;

•	difficulties with or interruptions of our fabrication services;

•	safety and labor risks associated with the distribution of our products as well as work stoppages and other disruptions due to labor disputes;

•	impairment in the carrying value of goodwill, intangible assets or other long-lived assets;

•	the domestic and international political environment with regard to trade relationships and tariffs, as well as difficulty sourcing products as a result of import constraints;

•	our ability to operate our business consistently through highly dispersed locations across the United States;

•	interruptions in the proper functioning of our IT systems, including from cybersecurity threats;

•	risks associated with raising capital;

•	our ability to continue our customer relationships with short-term contracts;

•	changes in vendor rebates or other terms of our vender agreements;

•	risks associated with exporting our products internationally;

•	our ability to renew or replace our existing leases on favorable terms or at all;

•	our ability to maintain effective internal controls over financial reporting and remediate any material weaknesses;

•	our substantial indebtedness and the potential that we may incur additional indebtedness;

•	the limitations and restrictions in the agreements governing our indebtedness, the Amended and Restated Limited Partnership Agreement of Holdings and the Tax Receivable Agreements;

•	increases in interest rates and the impact of transitioning from LIBOR as the benchmark rate in contracts;

•	changes in our credit ratings and outlook;

•	our ability to generate the significant amount of cash needed to service our indebtedness;

•	our organizational structure, including our payment obligations under the Tax Receivable Agreements, which may be significant;

•	the lack of a public market for our Class A common stock and the potential that one may not develop;

•	the significant influence the CD&R Investors have over us and potential conflicts between the interests of the CD&R Investors and other stockholders; and

•	risks related to other factors discussed under “Risk Factors” in this prospectus.

You should read this prospectus completely and with the understanding that actual future results may be materially different from expectations. All forward-looking statements made in this prospectus are qualified by these cautionary statements. These forward-looking statements are made only as of the date of this prospectus, and we do not undertake any obligation, other than as may be required by law, to update or revise any forward- looking or cautionary statements to reflect changes in assumptions, the occurrence of events, unanticipated or otherwise, and changes in future operating results over time or otherwise.

THE REORGANIZATION TRANSACTIONS

Organizational Structure Prior to this Offering and the Reorganization Transactions

The diagram below provides a simplified overview of our organizational structure immediately prior to this offering:

Reorganization Transactions

We are undertaking a series of transactions that will be completed prior to the consummation of this offering, which we refer to, collectively, as the Reorganization Transactions, designed to create a corporate holding company that will conduct a public offering. These transactions include:

•	the formation of Core & Main, Inc. as a Delaware corporation to function as the direct and indirect parent of Holdings and a publicly traded entity;

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the amendment and restatement of the limited partnership agreement of Holdings to, among other things first, modify the capital structure of Holdings and second, admit Core & Main as the general partner and a limited partner of Holdings; and

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Core & Main’s acquisition of the Partnership Interests held by certain Former Limited Partners, including pursuant to the Blocker Mergers, and the issuance of Class A common stock to the Former Limited Partners pursuant to the Blocker Mergers;

Following the effectiveness of the registration statement filed with the SEC in connection with this offering, we will enter into a master reorganization agreement (the “Master Reorganization Agreement”) with Holdings, the Continuing Limited Partners, the Blocker Companies, CD&R Waterworks Holdings GP, CD&R Associates X, CD&R WW Holdings, L.P., Core & Main GP, LLC, CD&R Plumb Buyer, LLC, CD&R Fund X Advisor Waterworks B, L.P., CD&R Fund X Waterworks B1, L.P., CD&R Fund X-A Waterworks B, L.P., CD&R WW, LLC, Brooks Merger Sub 1, Inc. and Brooks Merger Sub 2, Inc. Pursuant to the Master Reorganization Agreement, the Former Limited Partners will receive Partnership Interests in exchange for their existing indirect ownership interests in Holdings and will exchange these Partnership Interests for shares of Class A common stock of Core & Main prior to the consummation of this offering.

We refer to the foregoing transactions as the “Reorganization Transactions.”

As a result of the transactions described above, and after giving effect to the consummation of this offering and the use of proceeds therefrom as described above:

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the investors in this offering will collectively own 34,883,721 shares of our Class A common stock (or 40,116,279 shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•	Core & Main will hold 154,834,603 Partnership Interests (or 160,067,161 Partnership Interests if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•	the Continuing Limited Partners will collectively hold 85,853,383 Partnership Interests and 85,853,383 shares of Class B common stock;

•	the Former Limited Partners will collectively hold 119,950,882 shares of Class A common stock;

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the investors in this offering will collectively have 14.5% of the voting power in Core & Main (or 16.3% if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

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the Continuing Limited Partners will hold all of the shares of Class B common stock that will be outstanding upon consummation of this offering, and will have 35.7% of the voting power in Core & Main (or 34.9% if the underwriters exercise in full their option to purchase additional shares of Class A common stock); and

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the Former Limited Partners will collectively have 49.8% of the voting power in Core & Main (or 48.8% if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

At the time of the consummation of this offering, Core & Main intends to purchase newly-issued Partnership Interests from Holdings for an aggregate purchase price of $663.7 million (equal to the initial public offering price per share of Class A common stock in this offering, less the underwriting discount), or $763.2 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock. The issuance and sale of such newly-issued Partnership Interests by Holdings to Core & Main will correspondingly dilute the ownership interests of the Continuing Limited Partners in Holdings. Accordingly, following this offering, Core & Main will hold a number of Partnership Interests that is equal to the total number of shares of Class A common stock that it has issued, including (i) shares of Class A common stock issued to the Former Limited Partners in exchange for Partnership Interests and (ii) shares of Class A common stock issued in this offering. As a result, a single share of Class A common stock will represent (albeit indirectly) the same percentage equity interest in Holdings as a single Partnership Interest.

Organizational Structure Following this Offering and the Reorganization Transactions

Immediately following this offering, Core & Main will be a holding company, and its sole material asset will be its ownership interest in Holdings, a portion of which it will hold indirectly through CD&R WW, LLC. Holdings has no operations and no material assets of its own other than its indirect ownership interest in Midco, which is a holding company with no operations and no material assets of its own other than its ownership interest in Core & Main and Opco GP, the general partner of Opco. Although Core & Main will have a minority economic interest in Holdings, Core & Main will be the general partner of Holdings and will operate and control all of the business and affairs of Holdings and, through Holdings and its subsidiaries, conduct our business. Accordingly, Core & Main is expected to consolidate Holdings on its consolidated financial statements and record a non-controlling interest related to the Partnership Interests held by the Continuing Limited Partners on its consolidated statements of operations and comprehensive income.

In connection with the consummation of the Reorganization Transactions and this offering, the Former Limited Partners will receive Class A common stock in exchange for their Partnership Interests in Holdings, including as a result of the Blocker Mergers. In addition, in connection with the Reorganization Transactions, Holdings will distribute shares of Class B common stock held by it to the Continuing Limited Partners, the Blocker Companies, CD&R Waterworks Holdings GP and CD&R Associates X. Following the Reorganization Transactions, including the applicable transfers and retirements of shares of Class B common stock, the Continuing Limited Partners will hold one share of Core & Main’s Class B common stock for each Partnership Interest that the Continuing Limited Partners hold. Further, in connection with the consummation of the Reorganization Transactions and this offering, the Continuing Limited Partners will receive Partnership Interests in exchange for their existing direct ownership interest in Holdings. Subject to the terms of the Exchange Agreement, the Continuing Limited Partners (or certain of their permitted transferees) will be entitled to exchange Partnership Interests, together with the retirement of a corresponding number of shares of our Class B common stock, for shares of Class A common stock or, at the election of a majority of the disinterested members of our board of directors, for cash from a substantially concurrent public offering or private sale (based on the price of our Class A common stock sold in such public offering or private sale), net of any underwriting discounts and commissions, for each Partnership Interest exchanged.

Core & Main will have two classes of common stock outstanding after this offering: Class A common stock and Class B common stock. Each share of Class A common stock and Class B common stock will entitle its holder to one vote on all matters presented to our stockholders generally. The Continuing Limited Partners will hold all of the shares of our Class B common stock that will be outstanding following consummation of the Reorganization Transactions and this offering. The shares of Class B common stock will have no right to dividends or distributions from Core & Main, whether in cash or stock, but will entitle the holder to one vote per share on matters presented to the stockholders of Core & Main. The Class B common stock will entitle each Continuing Limited Partner to a number of votes that is equal to the aggregate number of Partnership Interests of Holdings that it holds and has not transferred to Core & Main in accordance with the Exchange Agreement, or otherwise forfeited in accordance with the Amended and Restated Limited Partnership Agreement. Upon consummation of this offering, the principal investors that will comprise the Continuing Limited Partners will be CD&R Waterworks Holdings, which may hold Partnership Interests and shares of Class B common stock through a wholly-owned subsidiary, and Management Feeder. Management Feeder will hold Class B common stock and Partnership Interests on behalf of all of our executive officers, as well as other employees of the Company, who will indirectly own our Class B common stock and Partnership Interests of Holdings through their ownership of common units of Management Feeder. However, Holdings may in the future admit additional limited partners, in connection with an acquisition or otherwise. The Continuing Limited Partners are not entitled to shares of Class B common stock solely as a result of their admission as limited partners. However, we may in the future issue shares of Class B common stock to one or more limited partners of Holdings to whom Partnership Interests are also issued, for example, in connection with the contribution of assets to Holdings by such limited partner. Accordingly, as a holder of both Partnership Interests and Class B common stock, any such holder of Class B common stock would be entitled to a number of votes equal to the number of Partnership Interests held by it. If at any time the ratio at which Partnership Interests are exchangeable for shares of our Class A common stock changes from one-for-one as described under “Certain Relationships and Related Person Transactions—Exchange Agreement,” for example, as a result of conversion rate adjustments for stock splits, stock dividends or reclassifications, the number of votes to which Class B common stockholders are entitled will be adjusted accordingly. Holders of shares of our Class B common stock will vote together with holders of our Class A common stock as a single class on all matters on which stockholders are entitled to vote generally, except as otherwise required by law.

The diagram below provides a simplified overview of our organizational structure immediately following this offering:

Incorporation of Core & Main

Core & Main was incorporated as a Delaware corporation on April 9, 2021. Core & Main has not engaged in any business or other activities except in connection with its formation. The Certificate of Incorporation will authorize two classes of common stock, Class A common stock and Class B common stock, each having the terms and rights described in “Description of Capital Stock.”

Blocker Mergers

Certain of our Former Limited Partners hold Partnership Interests through the Blocker Companies. Prior to the consummation of the Reorganization Transactions and this offering, Core & Main will form merger subsidiaries which will merge with and into certain of the Blocker Companies, with such Blocker Companies surviving the mergers, and the surviving entities will then merge with and into Core & Main. In the Blocker Mergers, the Former Limited Partners, as the owners of the applicable Blocker Companies, will receive shares of newly issued Class A common stock. Class B common stock owned by the applicable Blocker Companies will be retired in connection with the Blocker Mergers.

The diagrams below provide a simplified overview of the Blocker Mergers:

Step 1:

Step 2:

Amendment and Restatement of Limited Partnership Agreement of Holdings

In connection with the Reorganization Transactions, the limited partnership agreement of Holdings will be amended and restated to, among other things, first, modify the capital structure of Holdings and second, admit us as the general partner and a limited partner of Holdings. As the general partner of Holdings, we will operate and control all of the business and affairs of Holdings and, through Holdings and its operating subsidiaries, conduct our business. Pursuant to the terms of the Amended and Restated Limited Partnership Agreement, we cannot, under any circumstances, be removed as the sole general partner of Holdings except by our election.

The Certificate of Incorporation and the Amended and Restated Limited Partnership Agreement will require that (i) we at all times maintain a ratio of one Partnership Interest owned by us for each share of Class A common stock issued by us (subject to certain exceptions for treasury shares and shares underlying certain convertible or exchangeable securities), and (ii) Holdings at all times maintain (x) a one-to-one ratio between the number of shares of Class A common stock issued by us and the number of Partnership Interests owned by us and (y) a one-to-one ratio between the number of shares of Class B common stock owned by the Continuing Limited Partners (or their permitted assigns) and the number of Partnership Interests owned by the Continuing Limited Partners (or their permitted assigns). This construct is intended to result in the Continuing Limited Partners having voting interests in Core & Main that are identical to Continuing Limited Partners’ percentage economic interest in Holdings.

Pursuant to the Amended and Restated Limited Partnership Agreement as it will be in effect upon the completion of this offering, as general partner, Core & Main has the right to determine when distributions, other than tax distributions and distributions to fund our payments under the Tax Receivable Agreements, will be made by Holdings to holders of Partnership Interests and the amount of any such distributions. If a distribution (other than a tax distribution or a distribution to allow us to fund our payments under the Tax Receivable Agreements (as defined below)) is authorized, generally such distribution will be made to the holders of Partnership Interests (which will initially only be the Continuing Limited Partners and Core & Main) pro rata in accordance with the percentages of their respective Partnership Interests. The holders of Partnership Interests, including Core & Main, will incur U.S. federal, state and local income taxes on their allocable share (determined under relevant tax of Holdings. The Amended and Restated Limited Partnership Agreement will provide that Holdings, to the extent permitted by our agreements governing our indebtedness, will make cash distributions, which we refer to as “tax distributions,” to the holders of Partnership Interests.

See “Certain Relationships and Related Party Transactions—Amended and Restated Limited Partnership Agreement of Holdings.”

Exchange Agreement

We and the Continuing Limited Partners will enter into an exchange agreement (the “Exchange Agreement”) prior to the completion of this offering under which the Continuing Limited Partners (or certain of their permitted transferees) will have the right, subject to the terms of the Exchange Agreement, to exchange their Partnership Interests, together with the retirement of a corresponding number of shares of our Class B common stock, for shares of our Class A common stock on a one-for-one basis or, at the election of a majority of the disinterested members of our board of directors, for cash from a substantially concurrent public offering or private sale (based on the price of our Class A common stock sold in such public offering or private sale), net of any underwriting discounts and commissions, for each Partnership Interest exchanged, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. The Exchange Agreement will also provide that in connection with any such exchange, to the extent that Holdings has, since consummation of the Reorganization Transactions and this offering, made distributions to the applicable Continuing Limited Partner that are proportionately lesser or greater than the distributions made to us, on a pro rata basis, the number of shares of Class A common stock to be issued or cash to be paid to such Continuing Limited Partner will be adjusted to take into account the amount of such discrepancy that is allocable to the Partnership Interests, and Class B common stock, subject to such exchange. We expect to cause Holdings to make distributions to its partners in such a manner as generally to limit increases to the number of shares of Class A common stock to be issued or cash to be paid to exchanging Continuing Limited Partners in connection with the adjustment described in the preceding sentence. Future partner distributions and the number of shares issuable pursuant to such provision of the Exchange Agreement will fluctuate based on a number of factors, including our financial performance, the actual tax rates applied to the applicable Continuing Limited Partners (or their permitted transferees), any changes in tax rates or tax laws and future share prices for our Class A common stock. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Our Business—CARES Act.” Unless our board of directors elects to settle these obligations in cash pursuant to the terms of the Exchange Agreement, we expect that these arrangements will result in a substantial number of additional shares of Class A common stock being issued to the Continuing Limited Partners. See “Certain Relationships and Related Party Transactions—Exchange Agreement” and “Certain Relationships and Related Party Transactions—Amended and Restated Limited Partnership Agreement of Holdings” for further information on tax distributions.

As a holder exchanges Partnership Interests with Core & Main for shares of Class A common stock, the number of Partnership Interests held by Core & Main will be correspondingly increased as Core & Main acquires the exchanged Partnership Interests and, if applicable, issues additional shares of Class A common stock to such holder on account of a shortfall relating to tax distributions or payments to fund payments under the Tax Receivable Agreements. Shares of our Class B common stock will be retired on a one-for-one basis as Partnership Interests are exchanged for shares of our Class A common stock. The Exchange Agreement will provide that a holder of Partnership Interests will not have the right to exchange Partnership Interests if Core & Main determines that such exchange would be prohibited by law or regulation or would violate other agreements with Core & Main or its subsidiaries to which the holder of Partnership Interests may be subject. Core & Main may refuse to honor any request to effect an exchange if it determines such exchange would pose a material risk that Holdings would be treated as a “publicly traded partnership” for U.S. federal income tax purposes. Notwithstanding the foregoing, the Continuing Limited Partners are generally permitted to exchange Partnership Interests, subject to the terms of the Exchange Agreement. Any fractional shares of Class A common stock issuable upon exchanges of Partnership Interests and corresponding shares of Class B common stock will be settled in cash. See “Certain Relationships and Related Party Transactions—Exchange Agreement.”

Management Feeder and Unit Appreciation Rights

In connection with the Reorganization Transactions, vested Profits Units of Management Feeder will be converted into a number of common units of the recapitalized Management Feeder with a fair market value at the time of the Reorganization Transactions that is equal to the liquidation value of the Profits Units at such time, based on the price of a share of Class A common stock to the public in this offering. The Profits Units of Management Feeder that are unvested at the time of conversion will be converted into restricted common units that are subject to time-vesting provisions that are substantially similar to the vesting provisions applicable to the corresponding unvested Profits Units immediately prior to the conversion in the Reorganization Transactions. Similarly, in the Reorganization Transactions, profits units of Holdings held by Management Feeder (which relate to Profits Units held by our employees and directors) will then be converted into corresponding Partnership Interests of the recapitalized Holdings, and any Partnership Interests that are so converted from unvested profits units of Holdings will be subject to the same vesting periods, as applicable.

The shares of Class B common stock held by Holdings will be distributed proportionately to holders of Partnership Interests of Holdings, including Management Feeder. Under the terms of the Exchange Agreement, as described in “—Exchange Agreement,” Management Feeder, as a Continuing Limited Partner, and its permitted transferees, will have the right, subject to the terms of the Exchange Agreement, to exchange their Partnership Interests in Holdings, together with the retirement of a corresponding number of shares of Class B common stock of Core & Main, for shares of Class A common stock of Core & Main on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications and any additional shares of Class A common stock issued to them on account of a shortfall relating to tax distributions or payments to fund payments under the Tax Receivable Agreements as described further under “—Exchange Agreement.” Pursuant to the limited liability company agreement of Management Feeder as in effect upon the completion of this offering, the directors, executive officers and other employees of the Company who hold common units in Management Feeder will have the right, subject to certain conditions, to elect for Management Feeder to redeem a number of vested common units held by them in exchange for a corresponding number of Partnership Interests and shares of Class B common stock held by Management Feeder and will, as a result of such transfer, become a Continuing Limited Partner with the right to exchange their Partnership Interests and shares of Class B common stock for shares of Class A common stock pursuant to the terms of the Exchange Agreement as described in the foregoing sentence. Such individuals, as Continuing Limited Partners, will also have the right to participate in cash payments made under the Continuing Limited Partner Tax Receivable Agreement in respect of any Partnership Interests exchanged for Class A common stock.

In connection with the Reorganization Transactions, outstanding Holdings unit appreciation rights will be converted into stock appreciation rights denominated in Class A common stock and will be further adjusted to the extent necessary to reflect the recapitalization of Holdings. The converted stock appreciation rights will be subject to time-vesting provisions that are substantially similar to the vesting provisions applicable to the corresponding unvested unit appreciation rights immediately prior to the conversion in the Reorganization Transactions. Following this offering, vested stock appreciation rights that are exercised will be settled for shares of Class A common stock or a cash payment equal to the value of such shares of Class A common stock at the time of exercise.

Offering-Related Transactions

We intend to use substantially all of the net proceeds we receive from this offering (including from any exercise of the underwriters’ option to purchase additional shares of Class A common stock) to purchase newly issued Partnership Interests from Holdings, and the Continuing Limited Partners will own the remaining outstanding Partnership Interests. As Continuing Limited Partners exchange their Partnership Interests, those Partnership Interests thereafter will be owned by Core & Main and Core & Main’s interest in Holdings will be correspondingly increased. The corresponding shares of Class B common stock held by Continuing Limited Partners will be retired in connection with such exchanges. See “Use of Proceeds” and “Certain Relationships and Related Party Transactions—Master Reorganization Agreement.”

Our post-offering organizational structure will allow the Continuing Limited Partners to retain their equity ownership in Holdings, a Delaware limited partnership that is classified as a partnership for U.S. federal income tax purposes, in the form of Partnership Interests. Investors in this offering will, by contrast, hold their equity ownership in Core & Main, a Delaware corporation, in the form of shares of Class A common stock. The Continuing Limited Partners, like Core & Main, will incur U.S. federal, state, and local income taxes on their proportionate share of any taxable income of Holdings.

The Continuing Limited Partners also will hold shares of Class B common stock of Core & Main. Although those shares have no economic rights, they will allow the Continuing Limited Partners to exercise voting power over Core & Main at a level that is equal to their overall equity ownership of our business. Under our Certificate of Incorporation, each holder of Class B common stock will be entitled to one vote for each share of Class B common stock held by such holder on all matters presented to stockholders of Core & Main. When the Continuing Limited Partners exchange their Partnership Interests for shares of our Class A common stock or, at the election of a majority of the disinterested members of our board of directors, for cash from a substantially concurrent public offering or private sale (based on the price of our Class A common stock sold in such public offering or private sale), net of any underwriting discounts and commissions, an equivalent number of shares of Class B common stock will be retired. See “Description of Capital Stock—Common Stock—Class B Common Stock.”

Tax Receivable Agreements

Holders of Partnership Interests other than Core & Main may, subject to certain conditions and transfer restrictions applicable to such holders as set forth in the Amended and Restated Limited Partnership Agreement and the terms of the Exchange Agreement, exchange their Partnership Interests for Class A common stock, together with the retirement of a corresponding number of shares of our Class B common stock, generally on a one-for-one basis. The exchanges are expected to result in increases in the tax basis of the tangible and intangible assets of Holdings or other similar tax benefits. These increases in tax basis or benefits may increase (for tax purposes) depreciation and amortization deductions and therefore reduce the amount of taxes that Core & Main would otherwise be required to pay in the future, although the IRS may challenge all or part of that tax basis increase, and a court could sustain such a challenge. In the event of a successful challenge, prior payments under the applicable Tax Receivable Agreements will not be reimbursed but any such detriment will generally be taken into account as a reduction in future payments due under the applicable Tax Receivable Agreement. As we might not determine that an excess cash payment has been made for a number of years, we could make payments under the Tax Receivable Agreements, as described below, in excess of the tax savings that we realize in respect of the tax attributes that are the subject of such Tax Receivable Agreement. See “Risk Factors—Risks Related to Our Organizational Structure—We will not be reimbursed for any payments made under the Tax Receivable Agreements in the event that any tax benefits are disallowed.”

Prior to the consummation of the Reorganization Transactions and this offering, we will enter into the Continuing Limited Partners Tax Receivable Agreement with the Continuing Limited Partners, which will provide for the payment by Core & Main to the Continuing Limited Partners or their permitted transferees of 85% of the benefits, if any, that Core & Main realizes, or in some circumstances is deemed to realize, as a result of (i) increases in tax basis or other similar tax benefits as a result of exchanges of Partnership Interests for cash or shares of our Class A common stock pursuant to the Exchange Agreement, (ii) our allocable share of existing tax basis acquired in connection with this offering attributable to the Continuing Limited Partners and in connection with exchanges of Partnership Interests for cash or shares of our Class A common stock pursuant to the Exchange Agreement and (iii) our utilization of certain other tax benefits related to our entering into the Continuing Limited Partner Tax Receivable Agreement, including tax benefits attributable to payments under the Continuing Limited Partner Tax Receivable Agreement. In addition, prior to the consummation of the Reorganization Transactions and this offering, we will enter into the Former Limited Partners Tax Receivable Agreement with the Former Limited Partners, which will provide for the payment by us to certain Former Limited Partners or their permitted transferees of 85% of the tax benefits, if any, that we actually realize, or in some circumstances are deemed to realize, as a result of (i) the tax attributes of the Partnership Interests we hold in respect of such Former Limited Partners’ interest in us, including such attributes which resulted from such Former Limited Partners’ prior acquisition of ownership interests in Holdings and our allocable share of existing tax basis acquired in connection with this offering attributable to the Former Limited Partners and (ii) certain other tax benefits. Payments under the Tax Receivable Agreements are not conditioned on any holder’s continued ownership of Partnership Interests or our common stock after this offering.

Actual increases in tax basis, as well as the actual amount and timing of any payments under the Tax Receivable Agreements will vary depending upon a number of factors, including the timing of exchanges, the price of shares of our Class A common stock at the time of the exchange, the extent to which such exchanges are taxable, future tax rates and the amount and timing of our taxable income. For certain estimates relating to payments in connection with the Tax Receivable Agreements, see Note 1 to the Unaudited Pro Forma Consolidated Financial Statements.

Each Tax Receivable Agreement will provide that upon certain mergers, asset sales, other forms of business combinations or other changes of control, nonpayment for a specified period which constitutes a material breach of a material obligation under such Tax Receivable Agreement, or if, at any time, we elect an early termination of such Tax Receivable Agreement, then our obligations, or our successor’s obligations, under such Tax Receivable Agreement to make payments thereunder would be based on certain assumptions, including an assumption that we would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to such Tax Receivable Agreements, which may accelerate any payments due under such Tax Receivable Agreement. In each case, such payments may be (i) greater than the specified percentage of the actual tax benefits ultimately realized under such Tax Receivable Agreement or (ii) made significantly in advance of the actual realization of future tax benefits. See “Risk Factors—Risks Related to Our Organizational Structure—We will not be reimbursed for any payments made under the Tax Receivable Agreements in the event that any tax benefits are disallowed” and “Risk Factors—Risks Related to Our Organizational Structure—In certain cases, payments under the Tax Receivable Agreements to Continuing Limited Partners or Former Limited Partners may be accelerated or significantly exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreements.”

Holding Company Structure

Core & Main was incorporated in the State of Delaware on April 9, 2021. Core & Main has not engaged in any business or other activities except in connection with the Reorganization Transactions and this offering.

Following consummation of the Reorganization Transactions and this offering, Core & Main will be a holding company. Our sole material asset will be our direct and indirect ownership interest in Holdings, which also is a holding company and has the sole equity interests in our operating subsidiaries. Because Core & Main will be the general partner of Holdings, we will indirectly operate and control all of the business and affairs (and will consolidate the financial results) of Holdings and its subsidiaries. The ownership interest of the Continuing Limited Partners will be reflected as a non-controlling interest in Core & Main’s consolidated financial statements.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, of approximately $652.8 million (or approximately $752.3 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock) based on the initial public offering price of $20.00 per share.

We intend to use all of the net proceeds from this offering to purchase 34,883,721 newly issued Partnership Interests from Holdings for approximately $663.7 million (or 40,116,279 newly issued Partnership Interests from Holdings for $763.2 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock) at a price per unit equal to the public offering price per share of Class A common stock in this offering, less underwriting discounts and commissions.

We expect that Holdings and Opco will then use the net proceeds directly or indirectly received from us, together with the net proceeds from borrowings under the New Term Loan Facility and cash on hand:

•

to redeem all $300.0 million aggregate principal amount of the Senior PIK Toggle Notes outstanding, plus accrued and unpaid interest, if any, at a redemption price equal to 102.000% of the aggregate principal amount thereof;

•

to redeem all $750.0 million aggregate principal amount of the Senior Notes outstanding, plus accrued and unpaid interest, if any, at a redemption price equal to 101.531% of the aggregate principal amount thereof by satisfying and discharging the Senior Notes Indenture upon the closing of this offering and redeeming the Senior Notes on August 15, 2021;

•	to prepay the approximately $1,257.8 million outstanding under our existing Senior Term Loan Facility as of May 2, 2021, plus accrued and unpaid interest, if any; and

•	for other general corporate purposes.

For more information, see “Prospectus Summary—Recent Developments—Refinancing” and “Description of Certain Indebtedness.”

The interest rate on the Senior PIK Toggle Notes that we intend to cause Holdings to redeem is 8.625% per annum with respect to Cash Interest and 9.375% per annum with respect to PIK Interest. The maturity date of the Senior PIK Toggle Notes is September 15, 2024. See “Description of Certain Indebtedness—Senior PIK Toggle Notes” for more information. The interest rate on the Senior Notes that we intend to cause Opco to redeem is 6.125% per annum. The maturity date of the Senior Notes is August 15, 2025. See “Description of Certain Indebtedness—Senior Notes.” The weighted-average interest rate, excluding the effect of hedging instruments, of outstanding borrowings under the Senior Term Loan Facility as of May 2, 2021 was 3.75%. The Senior Term Loan Facility matures on August 1, 2024. See “Description of Certain Indebtedness—Senior Term Loan Facility” for more information.

The timing of the application of the net proceeds may vary.

DIVIDEND POLICY

As a public company, we do not currently expect to declare or pay dividends on our Class A common stock for the foreseeable future. Instead, we currently intend to use our future earnings, if any, to service debt, fund our growth, develop our business, fund working capital needs and for general corporate purposes. Any future determination to pay dividends on our Class A common stock will be subject to the discretion of our board of directors and depend upon various factors, including our results of operations, financial condition, liquidity requirements, capital requirements, level of indebtedness, contractual restrictions with respect to payment of dividends, restrictions imposed by applicable law, general business conditions and other factors that our board of directors may deem relevant. Investors should not purchase our Class A common stock with the expectation of receiving cash dividends.

Furthermore, we are a holding company and will have no material assets other than our direct and indirect ownership of Holdings. Our ability to pay cash dividends will depend on the payment of distributions by our current and future subsidiaries, including Holdings, which is also a holding company whose ability to pay cash dividends will depend on the payment of distributions by its current and future subsidiaries, including Opco. Such distributions may be restricted as a result of state law regarding distributions by a limited partnership to its partners or contractual agreements, including any future agreements governing their indebtedness. Under the Florida Revised Uniform Limited Partnership Act of 2005, as amended, Opco, as a Florida limited partnership, is generally prohibited from making a distribution to its partners to the extent that, at the time of the distribution, after giving effect to the distribution, (i) Opco would not be able to pay its debts as they become due in the ordinary course of Opco’s activities or (ii) the assets of Opco would be less than the sum of its total liabilities plus the amount that would be needed, if Opco were to be dissolved, wound up and terminated at the time of the distribution, to satisfy any preferential rights of partners that are superior to those receiving the distribution. Under the Delaware Revised Uniform Limited Partnership Act, as amended, Holdings, as a Delaware limited partnership, is generally prohibited from making a distribution to its partners to the extent that, at the time of the distribution, after giving effect to the distribution, the liabilities of Holdings (with certain exceptions) would exceed the fair value of its assets. Based on its balance sheet at May 2, 2021 and the historical book value of its assets and liabilities, Opco would have been able to distribute approximately $995.8 million to its partners, which represents the amount of Opco’s total assets in excess of the amount of total liabilities. Based on its balance sheet at May 2, 2021 and the historical book value of its assets and liabilities, Holdings would have been able to distribute approximately $699.1 million to its partners, which represents the amount of Holdings’ total assets in excess of the amount of total liabilities.

In addition to the foregoing restrictions on distributions under state law, our ability to pay dividends to holders of our Class A common stock is significantly limited as a practical matter insofar as we may seek to pay dividends out of funds made available to us by Holdings or its subsidiaries because the ABL Credit Agreement, the Term Loan Credit Agreement and the Senior Notes Indenture (each as defined in “Description of Certain Indebtedness”) restrict the ability of Opco to make distributions to Holdings, and the Senior PIK Toggle Notes Indenture (as defined in “Description of Certain Indebtedness”) in turn restricts the ability of Holdings make distributions to us. See “Description of Certain Indebtedness” and Note 13 to our audited consolidated financial statements included elsewhere in this prospectus. Any financing arrangements that we enter into in the future may include restrictive covenants that limit our ability to pay dividends.

Holders of our Class B common stock do not have any right to receive dividends, or to receive a distribution upon our liquidation, dissolution or winding-up, with respect to their Class B common stock.

CAPITALIZATION

The following table sets forth the consolidated cash and cash equivalents and capitalization as of May 2, 2021:

•	on an actual historical basis for Holdings; and

•

on a pro forma basis for Core & Main, after giving effect to (i) the Reorganization Transactions, (ii) the sale of shares of our Class A common stock in this offering at the initial public offering price of $20.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and (iii) the application of the net proceeds of this offering, the net proceeds from borrowings under the New Term Loan Facility and cash on hand to refinance our existing outstanding indebtedness, as described under “Use of Proceeds.”

You should read this table in conjunction with “Prospectus Summary—Summary Historical and Pro Forma Consolidated Financial Data,” “Use of Proceeds,” “Unaudited Pro Forma Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Certain Indebtedness” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of May 2, 2021
	Actual Holdings	Unaudited Pro Forma Core & Main
	(Dollars in millions, except share amounts)
Cash and cash equivalents	$320.2	$110.4

Debt:
Senior Term Loan Facility(a)	1,257.8	—
New Term Loan Facility (b)	—	1,500.0
Senior ABL Credit Facility/New ABL Credit Facility(c)	—	—
6.125% Senior Notes due 2025(d)	750.0	—
8.625%/9.375% Senior PIK Toggle Notes due 2024(e)	300.0	—

Total debt	2,307.8	1,500.0
Equity:
Total partners’ capital	699.1	—
Class A common stock, $0.01 par value per share: 1,000 shares authorized and no shares issued and outstanding, actual; 1,000,000,000 shares authorized on a pro forma basis; 154,834,603 shares issued and outstanding on a pro forma basis	—	1.5
Class B common stock, $0.01 par value per share: 1,000 shares authorized and no shares issued and outstanding, actual; 500,000,000 shares authorized on a pro forma basis; 85,853,383 shares issued and outstanding on a pro forma basis(f)	—	0.9
Additional paid-in capital	$—	$754.5
Retained earnings (accumulated deficit)	—	(69.3)
Accumulated other comprehensive income (loss)	—	—
Non-controlling interest(g)	—	466.2

Total partners’ capital/stockholders equity	699.1	1,153.8

Total capitalization	$3,006.9	$2,653.8

(a)	Represents the amounts outstanding under the senior secured term loan credit facility of Opco and does not reflect unamortized discount and debt issuance costs. See “Description of Certain

Indebtedness—Senior Term Loan Facility.” We intend to prepay all of our existing term loans outstanding under the Senior Term Loan Facility with the net proceeds of this offering, together with the net proceeds from borrowings under the New Term Loan Facility and cash on hand. See “Use of Proceeds.”
(b)

Represents the amounts outstanding under the new senior secured term loan credit facility of Opco and does not reflect unamortized discount and debt issuance costs. See “Prospectus Summary—Recent Developments—Refinancing.”

(c)

Provides for an asset-based revolving credit facility of Opco in the amount of up to $700.0 million, with respect to the Senior ABL Credit Facility, and up to $850.0 million with respect to the New ABL Credit Facility, in each case subject to borrowing base availability. As of May 2, 2021, Opco had approximately $9.0 million in letters of credit outstanding and no borrowings under the Senior ABL Credit Facility. We do not expect to borrow under the New ABL Credit Facility at the closing of this offering. See “Prospectus Summary—Recent Developments—Refinancing” and “Description of Certain Indebtedness—Senior ABL Credit Facility.”

(d)

Represents the aggregate principal amount of Opco’s Senior Notes outstanding and does not reflect the initial purchasers’ discount or any original issue discount on the Senior Notes. See “Description of Certain Indebtedness—Senior Notes.” We intend to redeem the Senior Notes in full with the net proceeds of this offering, together with the net proceeds from borrowings under the New Term Loan Facility and cash on hand. See “Use of Proceeds.”

(e)

Represents the aggregate principal amount of Holdings’ Senior PIK Toggle Notes outstanding and does not reflect the initial purchasers’ discount or any original issue discount on the Senior PIK Toggle Notes. See “Description of Certain Indebtedness—Senior PIK Toggle Notes.” We intend to redeem the Senior PIK Toggle Notes in full with the net proceeds of this offering, together with the net proceeds from borrowings under the New Term Loan Facility and cash on hand. See “Use of Proceeds.”

(f)	The shares of Class B common stock will have no economic rights, but each share will entitle the holder to one vote on all matters on which stockholders of Core & Main are entitled to vote generally.
(g)

Core & Main’s capitalization on a pro forma basis includes the Partnership Interests not owned by Core & Main, which represent 35.7% of Holdings’ outstanding common equity. Core & Main will hold a controlling interest in Holdings, representing the remaining 64.3% of the economic interests in Holdings.

DILUTION

If you invest in shares of our Class A common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma net tangible book value per share of our Class A common stock immediately after this offering. Dilution results from the fact that the per share offering price of the Class A common stock exceeds the pro forma net tangible book value per share of the Class A common stock attributable to the Original Limited Partners.

Our pro forma net tangible book value as of May 2, 2021 prior to the consummation of this offering was negative $1,523.0 million, or negative $7.40 per share of Class A common stock. Pro forma net tangible book value represents the amount of total book value of tangible assets less total liabilities. Pro forma net tangible book value per share of Class A common stock represents the pro forma net tangible book value divided by the number of shares of Class A common stock outstanding as of May 2, 2021, after giving effect to the Reorganization Transactions (including the issuance of shares of Class A common stock to the Original Limited Partners prior to the consummation of this offering) and assuming that all Continuing Limited Partners exchanged their Partnership Interests for newly issued shares of Class A common stock on a one-to-one basis (and retired the corresponding shares of Class B common stock for no additional consideration).

After giving effect to the Reorganization Transactions, the sale of shares of our Class A common stock sold by us in this offering at the initial public offering price of $20.00 per share and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and the application of the net proceeds of this offering as described under “Use of Proceeds,” our pro forma net tangible book value as of May 2, 2021 would have been negative $863.6 million, or negative $3.59 per share of Class A common stock. This represents an immediate increase in pro forma net tangible book value (or a decrease in net tangible book value deficit) of $3.81 per share of Class A common stock to the Original Limited Partners and an immediate and substantial dilution in pro forma net tangible book value per share of $23.59 per share of Class A common stock to new investors who purchase shares of Class A common stock in this offering.

The following table illustrates this dilution on a per share of Class A common stock basis, assuming the underwriters do not exercise their option to purchase additional shares of Class A common stock:

Per Share of Class A Common Stock
Initial public offering price per share of Class A common stock	$20.00
Pro forma net tangible book value per share of Class A common stock as of May 2, 2021 before this offering	(7.40)
Increase in pro forma net tangible book value per share of Class A common stock attributable to new investors in this offering	3.81

Pro forma net tangible book value per share of Class A common stock after this offering	(3.59)

Dilution per share of Class A common stock to investors in this offering	$23.59

We have presented dilution in pro forma net tangible book value per share of Class A common stock to investors in this offering assuming that all Continuing Limited Partners exchanged their Partnership Interests for newly issued shares of Class A common stock on a one-to-one basis in order to more meaningfully present the dilutive impact on the investors in this offering. However, the Exchange Agreement will also provide that in connection with any such exchange, to the extent that

Holdings has, since consummation of the Reorganization Transactions and this offering, made distributions to the applicable Continuing Limited Partner that are proportionately lesser or greater than the distributions made to us, on a pro rata basis, the number of shares of Class A common stock to be issued or cash to be paid to such Continuing Limited Partner will be adjusted to take into account the amount of such discrepancy that is allocable to the Partnership Interests, and Class B common stock, subject to such exchange. We expect to cause Holdings to make distributions to its partners in such a manner as generally to limit increases to the number of shares of Class A common stock to be issued or cash to be paid to exchanging Continuing Limited Partners in connection with the adjustment described in the preceding sentence. As a result of any additional shares of Class A common stock issued upon such exchange on account of any such adjustment, investors in this offering will experience even greater dilution in the future than as presented herein.

If the underwriters exercise in full their option to purchase additional shares of Class A common stock, the pro forma net tangible book value per share of Class A common stock after giving effect to the offering would be negative $3.11 per share. This represents an immediate increase in pro forma net tangible book value (or a decrease in net tangible book value deficit) of $4.29 per share to the Original Limited Partners and an immediate and substantial dilution in pro forma net tangible book value of $23.11 per share of Class A common stock to new investors who purchase shares of Class A common stock in this offering.

The following table summarizes, as of May 2, 2021 on a pro forma basis, the differences between the Original Limited Partners and the new investors in this offering with regard to:

•	the total number of shares of Class A common stock purchased from us by investors in this offering and the number of shares of Class A common stock held by the Original Limited Partners,

•	the total cash consideration paid to us by new investors purchasing shares of Class A common stock in this offering, and

•	the average price per share of Class A common stock that such new investors and the Original Limited Partners paid,

in each case, assuming that all of the Continuing Limited Partners exchanged their Partnership Interests (with automatic retirement of an equal number of shares of Class B common stock) for newly issued shares of our Class A common stock on a one-for-one basis:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount (in millions)	Number
Original Limited Partners	194,458,786	84.8%	$909.3	56.6%	$4.68
New investors	34,883,721	15.2	697.7	43.4	20.00

Total	229,342,507	100%	$1,607.0	100%	$7.01

Furthermore, the discussion and the tables above do not reflect (i) 3,681 shares of Class A common stock and 6,320,302 shares of Class B common stock corresponding to vested Profits Units of Management Feeder outstanding held by certain members of our management and 2,924 shares of Class A common stock and 5,018,572 shares of Class B common stock corresponding to unvested Profits Units of Management Feeder outstanding held by certain members of our management, each of which will be converted into common units of Management Feeder in connection with the Reorganization Transactions and thereafter correspond to a number of Partnership Interests in Holdings that may be exchanged for shares of Class A common stock and (ii) 633,683 shares of Class A common stock issuable under outstanding unit appreciation rights of Holdings, at a weighted average base price of $5.00 per share, which will be converted into stock appreciation rights denominated in shares of Class A common stock in connection with the Reorganization Transactions, of which stock appreciation rights representing 232,351 shares of Class A common stock will be vested and exercisable after consummation of this offering. See “The Reorganization Transactions—Management Feeder and Unit Appreciation Rights” for additional information. The issuance of such additional shares of Class A common stock corresponding to Profits Units and unit appreciation rights would result in even greater dilution in the future than as presented herein.

After giving effect to the sale of shares of Class A common stock by us in this offering, new investors will hold 34,883,721 shares of Class A common stock, or 14.5% of the total number of shares of Class A common stock after this offering, and the Original Limited Partners will hold 85.5% of the total shares of Class A common stock outstanding, assuming that all of the Continuing Limited Partners exchanged their Partnership Interests (with automatic retirement of an equal number of shares of Class B common stock) for newly issued shares of our Class A common stock on a one-for-one basis. If the underwriters exercise their option to purchase additional shares of Class A common stock in full, the number of shares of Class A common stock held by new investors will increase to 40,116,279, or 16.3% of the total number of shares of Class A common stock after this offering, and the percentage of shares held by the Original Limited Partners will decrease to 83.7% of the total shares of Class A common stock outstanding, assuming that all of the Continuing Limited Partners exchanged their Partnership Interests (with automatic retirement of an equal number of shares of Class B common stock) for newly issued shares of our Class A common stock on a one-for-one basis.

In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities could result in further dilution to our stockholders.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The unaudited pro forma consolidated balance sheet as of May 2, 2021 and unaudited pro forma consolidated statement of operations for the three months ended May 2, 2021 and the fiscal year ended January 31, 2021 present Core & Main’s consolidated financial position and results of operations to reflect the Reorganization Transactions and the IPO Transactions. The IPO Transactions include the following:

•	the sale and issuance of Class A common stock pursuant to this offering based upon the initial public offering price of $20.00 per share of Class A common stock;

•	borrowings under the New Term Loan Facility and establishment of the New ABL Credit Facility; and

•

the application of the net proceeds from these transactions, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and cash on hand to refinance our existing outstanding indebtedness, as described in “Use of Proceeds.”

The unaudited pro forma consolidated statement of operations for the three months ended May 2, 2021 and the fiscal year ended January 31, 2021 assumes the Reorganization Transactions and the IPO Transactions were completed on February 3, 2020. The unaudited pro forma consolidated balance sheet as of May 2, 2021 assumes the Reorganization Transactions and the IPO Transactions were completed on May 2, 2021.

The unaudited pro forma consolidated financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses” based on the historical financial statements of Holdings included elsewhere in this prospectus and the assumptions and adjustments as described in the notes to the unaudited pro forma consolidated financial information. The unaudited pro forma consolidated financial information is presented for illustrative purposes only and does not purport to represent Core & Main’s consolidated results of operations or consolidated financial position that would actually have occurred had the Reorganization Transactions and the IPO Transactions been consummated on the dates assumed or to project our consolidated results of operations or consolidated financial position for any future date or period. We believe the assumptions and adjustments provide a reasonable basis for presenting the significant effects of the Reorganization Transactions and the IPO Transactions and are properly applied in the unaudited pro forma consolidated financial statements. The actual adjustments to our consolidated financial statements arising from this offering will depend on a number of factors, including additional information available on the closing date. Therefore, the actual adjustments will differ from the pro forma adjustments, and the differences may be material.

The historical consolidated statements of operations data presented below for the three months ended May 2, 2021 and the consolidated balance sheet data presented below as of May 2, 2021 have been derived from the unaudited consolidated financial statements of Holdings included elsewhere in this prospectus. The historical consolidated statements of operations data presented below for the fiscal year ended January 31, 2021 has been derived from the audited consolidated financial statements of Holdings included elsewhere in this prospectus.

As a public company, we will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur additional annual expenses related to these steps and, among other things, additional directors’ and officers’ liability insurance, reporting requirements of the SEC, transfer agent fees, hiring additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses. We have not included any pro forma adjustments relating to these costs.

The unaudited pro forma consolidated financial information should be read together with the sections titled “Prospectus Summary—Summary Historical and Pro Forma Consolidated Financial Data,” “The Reorganization Transactions,” “Use of Proceeds,” “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Holdings’ historical consolidated financial statements and related notes thereto included elsewhere in this prospectus.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

AS OF MAY 2, 2021

	Holdings As reported	Reorganization Transactions Adjustments			IPO Transactions Adjustments		Core & Main Pro Forma
	(dollars in millions, except share data)
ASSETS
Current assets:
Cash and cash equivalents	$320.2	$			$(209.8)	(7)	$110.4
Receivables, net	716.1						716.1
Inventories	509.2						509.2
Prepaid expenses and other current assets	17.3				(1.7)	(8)	15.6

Total current assets	1,562.8		—		(211.5)		1,351.3
Property, plant and equipment, net	84.3						84.3
Operating lease right–of–use assets	143.1						143.1
Intangible assets, net	890.5						890.5
Goodwill	1,122.5						1,122.5
Other assets	—				4.4	(9)	4.4

Total assets	$3,803.2		$—		$(207.1)		$3,596.1

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities:
Current maturities of long-term debt	$13.0				2.0	(10)	15.0
Accounts payable	532.5				(3.6)	(8)	528.9
Accrued compensation and benefits	48.2						48.2
Current operating lease liabilities	45.2						45.2
Other current liabilities	55.2				(18.1)	(5) (10)	37.1

Total current liabilities	694.1		—		(19.7)		674.4
Long–term debt	2,251.5				(788.2)	(10)	1,463.3
Non–current operating lease liabilities	98.0						98.0
Deferred income taxes	31.6		118.9	(1)	(55.8)	(1)	94.7
Payable to related parties pursuant to Tax Receivable Agreements	—		90.2	(1)			90.2
Other liabilities	28.9				(7.2)	(5)	21.7

Total liabilities	3,104.1		209.1		(870.9)		2,442.3

Partners’ capital/stockholders (deficit) equity:
Class A common stock, $0.01 par value per share, 1,000,000,000 shares authorized, 154,834,603 shares issued and outstanding, pro forma as adjusted			1.2	(2)	0.3	(11)	1.5
Class B common stock, $0.01 par value per share, 500,000,000 shares authorized, 85,853,383 shares issued and outstanding, pro forma as adjusted			0.9	(2)			0.9
Additional paid–in capital			200.5	(3)	554.0	(3)	754.5
Partners’ capital	699.1		(699.1)	(4)			—
Accumulated deficit			—		(69.3)	(12)	(69.3)
Accumulated other comprehensive loss			(4.2)	(5)	4.2	(5)	—

Total partners’ capital/stockholders (deficit) equity attributable to Core & Main, Inc.	699.1		(500.7)		489.2		687.6
Non-controlling interests			291.6	(6)	174.6	(6)	466.2

Total partners’ capital/stockholders (deficit)	699.1		(209.1)		663.8		1,153.8

Total liabilities and partners’ capital/stockholders (deficit)	$3,803.2		$—		$(207.1)		$3,596.1

See the accompanying notes to the unaudited pro forma consolidated financial statements.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

THREE MONTHS ENDED MAY 2, 2021

	Holdings As reported	Reorganization Transactions Adjustments		IPO Transactions Adjustments		Core & Main Pro Forma
	(dollars in millions, except share and per share data)
Net sales	$1,055.1					$1,055.1
Cost of sales	798.3					798.3

Gross profit	256.8	—		—		256.8
Operating expenses:
Selling, general and administrative	153.9			0.5	(13)	154.4
Depreciation and amortization	33.8					33.8

Total operating expenses	187.7	—		0.5		188.2

Operating income	69.1	—		(0.5)		68.6
Interest expense	35.5			(24.3)	(16)	11.2

Income before provision for income taxes	33.6	—		23.8		57.4
Provision for income taxes	0.8	5.5	(14)	4.6	(14)	10.9

Net income	$32.8	(5.5)		19.2		46.5

Less: net income attributable to non-controlling interest		13.7	(15)	6.4	(15)	20.1

Net income attributable to Core & Main, Inc.	$32.8	$(19.2)		$12.8		$26.4

Pro Forma Earnings Per Share
Basic					(18)	$0.17

Diluted					(18)	0.17

Pro Forma Number of Shares Used in Computing EPS
Basic					(18)	154,834,603

Diluted					(18)	240,519,190

See the accompanying notes to the unaudited pro forma consolidated financial statements.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

FISCAL YEAR ENDED JANUARY 31, 2021

	Holdings As reported	Reorganization Transactions Adjustments		IPO Transactions Adjustments			Core & Main Pro Forma
	(dollars in millions, except share and per share data)
Net sales	$3,642.3						$3,642.3
Cost of sales	2,763.9						2,763.9

Gross profit	878.4	—		—			878.4
Operating expenses:
Selling, general and administrative	555.6			24.0	(8	)(13)	579.6
Depreciation and amortization	137.3						137.3

Total operating expenses	692.9	—		24.0			716.9

Operating income	185.5	—		(24.0)			161.5
Interest expense	139.1			(94.3)	(16)		44.8
Loss on debt modification and extinguishment	—			54.3	(17)		54.3

Income before provision for income taxes	46.4	—		16.0			62.4
Provision for income taxes	1.9	7.5	(14)	7.9	(14)		17.3

Net income	$44.5	(7.5)		8.1			45.1

Less: net income attributable to non-controlling interest	—	18.6	(15)	2.9	(15)		21.5

Net income attributable to Core & Main, Inc.	$44.5	$(26.1)		$5.2			$23.6

Pro Forma Earnings Per Share
Basic					(18)		$0.15

Diluted					(18)		0.15

Pro Forma Number of Shares Used in Computing EPS
Basic					(18)		154,834,603

Diluted					(18)		240,357,778

See the accompanying notes to the unaudited pro forma consolidated financial statements.

Notes to Unaudited Pro Forma Consolidated Financial Statements

(1)

After this offering and the Reorganization Transactions, Core & Main’s primary asset will be its direct interest in Holdings. Core & Main will assume the tax basis of the Partnership Interests we hold in respect of such Former Limited Partners’ interest in us, which resulted from such Former Limited Partners’ prior acquisition of ownership interests in Holdings. As a portion of the acquisition of Holdings was structured as a stock transaction, certain assets were recorded at fair value for financial reporting purposes without a corresponding increase to fair value for determining their tax basis. As such, Core & Main’s investment in Holdings for financial reporting purposes exceeds the tax basis of our Partnership Interests in Holdings, which resulted in the establishment of a deferred tax liability from the Reorganization Transactions.

Upon the transfer of the Former Limited Partners’ Partnership Interests, including as a result of the Blocker Mergers, we would recognize a deferred tax liability and a decrease to additional paid-in capital of $118.9 million. This amount assumes (i) no material changes in relevant tax law and (ii) a constant corporate tax rate of 25.1%, which represents a pro forma tax rate that includes a provision for U.S. federal income taxes and assumes the highest statutory rates apportioned to each state and local jurisdiction (as described further in Note 14 below). These amounts are estimates and have been prepared for informational purposes only. The actual amount of deferred tax assets and related liabilities that we will recognize may differ based on, among other things, the timing of the transfers, the price of shares of our Class A common stock at the time of the transfer, our taxable income and the tax rates then in effect.

While a deferred tax liability has been recorded, Core & Main will receive tax basis in certain assets that will reduce taxable income in future periods and result in a liability under the Former Limited Partners Tax Receivable Agreement. As described in greater detail under the sections titled “The Reorganization Transactions—Tax Receivable Agreements” and “Certain Relationships and Related Party Transactions—Tax Receivable Agreements,” in connection with the Reorganization Transactions, we will enter into the Former Limited Partners Tax Receivable Agreement with the Former Limited Partners and the Continuing Limited Partners Tax Receivable Agreement with the Continuing Limited Partners.

The Former Limited Partners Tax Receivable Agreement will provide for the payment by Core & Main to certain Former Limited Partners, or their permitted transferees, of 85% of the tax benefits, if any, that we actually realize, or in some circumstances are deemed to realize, as a result of (i) certain tax attributes of the Partnership Interests we hold in respect of such Former Limited Partners’ interest in us, including such attributes which resulted from such Former Limited Partners’ prior acquisition of ownership interests in Holdings and our allocable share of existing tax basis acquired in connection with this offering attributable to the Former Limited Partners and (ii) certain other tax benefits. As such, upon the transfer of the Former Limited Partners’ Partnership Interests, including as a result of the Blocker Mergers, we would recognize a Former Limited Partners Tax Receivable Agreement liability and a decrease to additional paid-in capital of $90.2 million, assuming (i) no material changes in relevant tax law, (ii) a constant corporate tax rate of 25.1%, which represents a pro forma tax rate that includes a provision for U.S. federal income taxes and assumes the highest statutory rates apportioned to each state and local jurisdiction (as described further in Note 14 below), and (iii) that we earn sufficient taxable income in each year to realize on a current basis all tax benefits that are subject to the Former Limited Partners Tax Receivable Agreement. These amounts are estimates and have been prepared for informational purposes only. The actual amount of deferred tax assets and related liabilities that we will recognize will differ based on, among other things, the timing of the transfers, the price of shares of our Class A common stock at the time of the transfer, our taxable income and the tax rates then in effect.

As a result of the IPO Transactions, Core & Main’s investment in Holdings will increase from 58.3% to 64.3%, which will increase the previously established deferred tax liability by $3.6 million. The IPO Transactions will also cause Core & Main’s investment in Holdings to increase by the $663.7 million of net proceeds invested for additional Partnership Interests multiplied by its 64.3% ownership of Holdings. Core & Main’s tax basis will increase by the full $663.7 million of net proceeds invested for additional Partnership Interests. This will result in a reduction in the amount by which Core & Main’s investment in Holdings exceeds the tax basis of our Partnership Interests in Holdings, which will result in a $59.4 million reduction to the previously established deferred tax liability and an increase to additional paid-in capital, based on a constant corporate tax rate of 25.1%, which represents a pro forma tax rate that includes a provision for U.S. federal income taxes and assumes the highest statutory rates apportioned to each state and local jurisdiction (as described further in Note 14 below).

The Continuing Limited Partners Tax Receivable Agreement will provide for the payment by Core & Main to the Continuing Limited Partners, or their permitted transferees, of 85% of the benefits, if any, that Core & Main realizes, or in some circumstances is deemed to realize, as a result of (i) increases in tax basis or other similar tax benefits as a result of exchanges of Partnership Interests for cash or shares of our Class A common stock pursuant to the Exchange Agreement, (ii) our allocable share of existing tax basis acquired in connection with this offering attributable to the Continuing Limited Partners and in connection with exchanges of Partnership Interests for cash or shares of our Class A common stock pursuant to the Exchange Agreement and (iii) our utilization of certain other tax benefits related to our entering into the Continuing Limited Partner Tax Receivable Agreement, including tax benefits attributable to payments under the Continuing Limited Partner Tax Receivable Agreement. If all of the Continuing Limited Partners were to exchange their Partnership Interests, we would recognize deferred tax assets (subject to offset with existing deferred tax liabilities) of approximately $579.1 million and a Continuing Limited Partners Tax Receivable Agreement liability of approximately $561.0 million, assuming (i) that the Continuing Limited Partners exchanged all of their Partnership Interests immediately after the completion of this offering at the initial public offering price of $20.00 per share of our Class A common stock, (ii) no material changes in relevant tax law, (iii) a constant corporate tax rate of 25.1%, which represents a pro forma tax rate that includes a provision for U.S. federal income taxes and assumes the highest statutory rates apportioned to each state and local jurisdiction (as described further in Note 14 below), and (iv) that we earn sufficient taxable income in each year to realize on a current basis all tax benefits that are subject to the Continuing Limited Partners Tax Receivable Agreement. These amounts are estimates and have been prepared for informational purposes only. No adjustment has been made to reflect future exchanges by Continuing Limited Partners of Partnership Interests (along with the corresponding shares of our Class B common stock) for cash or shares of our Class A common stock, as applicable. The actual amount of deferred tax assets and related liabilities that we will recognize will differ based on, among other things, the timing of the exchanges, the price of shares of our Class A common stock at the time of the exchange, the amount of tax distributions and payments to fund our obligations under the Tax Receivable Agreements, our taxable income and the tax rates then in effect.

Except as described above under “Risk Factors—Risks Related to Our Organizational Structure—In certain cases, payments under the Tax Receivable Agreements to Continuing Limited Partners or Former Limited Partners may be accelerated or significantly exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreements,” we generally will not be obligated to make any payments under the Tax Receivable Agreements until the tax benefits arising from such transactions that gave rise to the payment are realized. For financial reporting purposes, we will assess the tax attributes of Core & Main to determine if it is more likely than not that we will realize the benefit of any deferred tax assets. Following that assessment, we may recognize a liability under the Tax Receivable Agreements, reflecting the expected future realization of such tax benefits. Amounts payable under the Tax Receivable Agreements are contingent upon, among other things, (i) generation of sufficient future taxable income during the term of the Tax Receivable Agreements and (ii) future changes in tax laws. The establishment of liabilities under the Tax Receivable Agreements does not impact earnings as those payments will be recorded against Core & Main’s equity and these are common control transactions.

(2)

Reflects the Reorganization Transactions, including (i) the issuance of 205,804,265 shares of Class B common stock with an aggregate par value of $2.1 million to the Former Limited Partners and the Continuing Limited Partners such that, following the Reorganization Transactions, the Continuing Limited Partners will hold one share of Core & Main’s Class B common stock for each Partnership Interest that the Continuing Limited Partners hold and (ii) the exchange by the Former Limited Partners of Partnership Interests in Holdings and 119,950,882 shares of Class B common stock for 119,950,882 shares of Class A common stock with an aggregate par value of $1.2 million.

(3)	The following table presents the adjustments reflected in additional paid-in capital as described above (in millions):

Reclassification of partners’ capital (see Note 4)	$699.1
Pro forma equity attributable to par value of Class B common stock of Core & Main (see Note 2)	(2.1)
Reclassification of accumulated other comprehensive income from partners’ capital (see Note 5)	4.2
Less: Recognition of deferred taxes and Tax Receivable Agreements liability (see Note 1)	(209.1)
Less: Pro forma equity attributable to 41.7% non-controlling interest of Holdings (see Note 6)	(291.6)

Reorganization Transactions Adjustments	$200.5

Gross proceeds from offering of Class A common stock (see Note 11)	$697.7
Less: Pro forma equity attributable to par value of Class A common stock of Core & Main (see Note 11)	(0.3)
Less: Additional equity issuance costs (see Note 11)	(38.6)
Deferred tax adjustment (see Note 1)	55.8
Stock compensation modification (see Note 13)	12.7
Settlement of cash flow hedge (see Note 5)	3.0
Less: Reclassification of costs incurred in the IPO Transactions from other assets to additional paid-in capital (see Note 8)	(1.7)
Less: Adjustment to pro forma equity attributable to 35.7% non-controlling interest of Holdings (see Note 6)	(174.6)

IPO Transactions Adjustments	$554.0

(4)

As a corporation, Core & Main will not record partners’ capital in the consolidated balance sheet; as such, it will be reclassified to additional paid-in capital. To reflect the corporation structure of our equity, we will separately present the value of our common stock and additional paid-in capital. The portion of partners’ capital reclassified to additional paid-in capital represents partners’ capital less amounts attributed to the par value of common stock. This amount is then subject to the allocation of additional paid-in capital to non-controlling interests (see Note 5 below).

(5)

Prior to the Reorganization Transactions and offering, $7.2 million of accumulated other comprehensive loss attributed to the fair value of a cash flow hedging instrument was classified in partners’ capital. This amount was broken out of additional paid-in capital. Following the

Reorganization Transactions, $3.0 million of accumulated other comprehensive loss was reclassified to additional paid-in capital due to non-controlling interests. As part of the IPO Transactions, Opco settled the hedging instrument. As of May 2, 2021, a total amount of $8.7 million would be paid as part of this settlement, and the associated accumulated other comprehensive loss and liabilities were removed accordingly.

(6)

After the offering and Reorganization Transactions, Core & Main’s primary asset will be its direct and indirect interest in Holdings. Following the Reorganization Transactions, Core & Main’s interest in Holdings will represent 58.3% of the Partnership Interests (including unvested Partnership Interests subject to time-based vesting requirements), and Core & Main will be the general partner of Holdings and will operate and control all of the business and affairs of Holdings and, through Holdings and its subsidiaries, conduct our business. As a result of this control, as well as the obligation to absorb losses of, and receive benefits from, Holdings that could be significant, we believe that, after the Reorganization Transactions, Core & Main will consolidate the financial results of Holdings into our consolidated financial statements and record a non-controlling interest related to the Partnership Interests held by the Continuing Limited Partners following the Reorganization Transactions. The 41.7% ownership interests of the Continuing Limited Partners will be accounted for as non-controlling interests in Core & Main’s consolidated financial statements after the IPO Transactions. Immediately following the IPO Transactions, after giving effect to the Reorganization Transactions, the non-controlling interests of Holdings will then represent 35.7% of the outstanding Partnership Interests (including Partnership Interests subject to time-based vesting requirements) calculated as follows:

	Number	Percent
Partnership Interests in Holdings held by Core & Main	154,834,603	64.3%
Non-controlling Partnership Interests in Holdings held by the Continuing Limited Partners	85,853,383	35.7%

	240,687,986	100%

If the underwriters were to exercise their option to purchase additional shares of our Class A common stock in full, Core & Main would own 65.1% of the economic interest of Holdings and the Continuing Limited Partners would own the remaining 34.9% of the economic interest of Holdings.

The Partnership Interests held by the Continuing Limited Partners result in adjustments to non-controlling interest and a reduction to additional paid-in capital in the amounts of $291.6 million and $174.6 million associated with the Reorganization Transactions and the IPO Transactions, respectively.

(7)	Adjustment to cash and cash equivalents represents the following (in millions):

As of May 2, 2021
Gross proceeds from offering of Class A common stock (see Note 11)	$697.7
Additional equity issuance costs and costs incurred in the IPO Transactions (see Note 11)	(40.9)
Settlement of deferred equity issuance costs and costs incurred in the IPO Transactions (see Note 8)	(3.6)
Amount borrowed under the New Term Loan Facility (see Note 10)	1,500.0
Repayment of the Senior Term Loan Facility including accrued and unpaid interest (see Note 10)	(1,261.3)
Repayment of the Senior PIK Toggle Notes including accrued and unpaid interest (see Note 10)	(303.5)
Repayment of the Senior Notes including accrued and unpaid interest (see Note 10)	(759.6)
Breakage fee on the Senior PIK Toggle Notes (see Note 10)	(6.0)
Breakage fee on the Senior Notes (see Note 10)	(11.5)
Cash paid for fees related to the New Term Loan Facility (see Note 10)	(11.3)
Cash paid for fees related to the New ABL Credit Facility (see Note 9)	(1.1)
Settlement of cash flow hedge (see Note 5)	(8.7)

Pro forma adjustment to cash	$(209.8)

(8)

As of May 2, 2021, a total of $0.3 million of the deferred offering costs and costs incurred in the IPO Transactions had been paid, and the remaining accrued offering costs and costs incurred in the IPO Transactions of $3.6 million will be settled subsequent to May 2, 2021. Included in the accrued offering costs are deferred costs of $1.7 million associated with the IPO Transactions, which include certain legal, accounting and other related costs, which have been recorded in prepaid expenses and other current assets on the consolidated balance sheet. Upon completion of this offering, these deferred costs and any corresponding accruals for deferred costs not yet paid will be charged against the proceeds from this offering with a corresponding reduction to additional paid-in capital.

Subsequent to May 2, 2021, we expect to incur an incremental amount of $4.6 million of capitalizable offering costs and $2.3 million of costs incurred in the IPO Transactions (that are expected to be expensed) that were not included in the historical financial statements of Core & Main.

(9)	Adjustment to reflect deferred financing cost on the New ABL Credit Facility, which is capitalized in Other assets and amortized over the five-year period of the New ABL Credit Facility.

(10)	Adjustment to debt represents the following (in millions):

Current maturities of long-term debt:
Extinguishment of the Senior Term Loan Facility — current (iv)	$(13.0)
Record current portion of the New Term Loan Facility (i)	15.0

Total adjustment to current maturities of long-term debt	$2.0

Long-term debt:
Extinguishment of the Senior Term Loan Facility — non-current (iv)	$(1,239.6)
Extinguishment of the Senior PIK Toggle Notes (ii)	(291.7)
Extinguishment of the Senior Notes (iii)	(736.0)
Reclassification of the New ABL Credit Facility deferred financing fees (vi)	3.3
Record non-current portion of the New Term Loan Facility (i)	1,485.0
Less: incremental deferred financing fees (New Term Loan Facility) (iv)	(9.2)

Pro forma adjustment to Long-term debt	$(788.2)

The following adjustments are reflected in the adjustment to debt:

(i)	the entry into the $1,500.0 million New Term Loan Facility;
(ii)

the full redemption of $300.0 million aggregate principal amount of Senior PIK Toggle Notes at a redemption price of 102.000% of the aggregate principal amount redeemed and accrued and unpaid interest;

(iii)	the full redemption of $750.0 million aggregate principal amount of Senior Notes at a redemption price of 101.531% of the aggregate principal amount redeemed and accrued and unpaid interest;
(iv)	the full prepayment of $1,257.8 million of term loans outstanding under the Senior Term Loan Facility and write-off of deferred financing fees of $5.2 million related to the refinancing;
(v)	incremental deferred financing fees related to the New Term Loan Facility; and
(vi)	reclassification of deferred financing fees related to the New ABL Credit Facility.

The Senior PIK Toggle Notes are stated net of debt issuance costs of $8.3 million as of May 2, 2021, which will be reflected as a loss on debt modification and extinguishment upon redemption in full of the Senior PIK Toggle Notes. The redemption price is reduced from 102.000% to 101.000% of the aggregate principal amount redeemed if the redemption occurs on or after September 15, 2021 (but prior to September 15, 2022). We intend to redeem the Senior PIK Toggle Notes upon the closing of this offering at 102.000%. Breakage fees of $6.0 million will be reflected as a loss on debt modification and extinguishment upon redemption. The repayment of Senior PIK Toggle Notes includes accrued and unpaid interest of $3.5 million as of May 2, 2021.

The Senior Notes are stated net of debt issuance costs of $14.0 million as of May 2, 2021, which will be reflected as a loss on debt modification and extinguishment upon redemption in full of the Senior Notes. The redemption price is reduced to 101.531% of the aggregate principal amount redeemed if the redemption occurs on or after August 15, 2021 (but prior to August 15, 2022). We intend to satisfy and discharge the Senior Notes Indenture upon the closing of this offering and to redeem the Senior Notes on August 15, 2021. Breakage fees of $11.5 million will be reflected as a loss on debt modification and extinguishment upon redemption. The repayment of Senior Notes includes accrued and unpaid interest of $9.6 million as of May 2, 2021.

The Senior Term Loan Facility is stated net of debt issuance costs of $17.7 million as of May 2, 2021, $5.2 million of which will be reflected as a loss on debt modification and extinguishment upon full prepayment of the Senior Term Loan Facility. The repayment of the Senior Term Loan Facility includes accrued and unpaid interest of $3.5 million as of May 2, 2021.

We also incurred and expensed $2.1 million of third-party expenses that will be reflected as a loss on debt modification and extinguishment, which is reflected as an adjustment to accumulated deficit. We also incurred and capitalized $9.2 million of incremental deferred financing fees related to the New Term Loan Facility.

The following items are included within the adjustment to other current liabilities (in millions):

Settlement of the Senior PIK Toggle Notes — accrued and unpaid interest	$3.5
Settlement of the Senior Notes — accrued and unpaid interest	9.6
Settlement of the Senior Term Loan Facility — accrued and unpaid interest	3.5
Settlement of the cash flow hedge related to the Senior Term Loan Facility (see Note 5)	1.5

Pro forma adjustments to other current liabilities	$18.1

(11)

Reflects the effect on Class A common stock of the receipt of gross proceeds of $697.7 million from the IPO Transactions (or $802.3 million if the underwriters were to exercise their option to purchase additional shares of our Class A common stock in full), based on the sale of 34,883,721 shares of Class A common stock with a par value of $0.01 at the initial public offering of $20.00 per share, less $38.6 million of estimated underwriting discounts and commissions and estimated offering expenses paid or payable by us that are capitalizable to additional paid-in capital (or $43.7 million if the underwriters were to exercise their option to purchase additional shares of our Class A common stock in full).

(12)	Adjustments to accumulated deficit represent the following (in millions):

Stock compensation modification (see Note 13)	$12.7
Senior PIK Toggle Notes debt issuance cost write-off (see Note 10)	8.3
Senior PIK Toggle Notes breakage fee (see Note 10)	6.0
Senior Notes debt issuance cost write-off (see Note 10)	14.0
Senior Notes breakage fee (see Note 10)	11.5
Senior Term Loan Facility debt issuance cost write-off (see Note 10)	5.2
New Term Loan Facility expensed debt issuance costs (see Note 10)	2.1
Reclassification of deferred loss on cash flow hedge related to the Senior Term Loan Facility (see Note 5)	7.2
Costs incurred in the IPO Transactions (see Note 8)	2.3

Pro forma adjustments to accumulated deficit	$69.3

(13)

In connection with the Reorganization Transactions, vested Profits Units of Management Feeder will be converted into a number of common units of the recapitalized Management Feeder with a fair market value at the time of the Reorganization Transactions that is equal to the liquidation value of the Profits Units at such time, based on the price of a share of Class A common stock to the public in this offering. The Profits Units of Management Feeder that are unvested at the time of conversion will be converted into restricted common units that are subject to time-based vesting provisions that are substantially similar to the vesting provisions applicable to the corresponding unvested Profits Units immediately prior to the conversion in the Reorganization Transactions. Similarly, in the Reorganization Transactions, profits units of Holdings held by Management Feeder (which relate to Profits Units held by our employees and directors) will then be converted into corresponding Partnership Interests of the recapitalized Holdings, and any Partnership Interests that are so converted from unvested profits units of Holdings will be subject to the same vesting periods, as applicable. These conversions and rights associated with

Partnership Interests in the recapitalized Holdings result in a modification of the awards in accordance with GAAP, which requires the incremental fair value associated with the modification to be recognized over the employees’ remaining service period. Had the modification occurred on February 3, 2020, we would have recognized $21.7 million and $0.5 million of additional SG&A expense for the fiscal year ended January 31, 2021 and the three months ended May 2, 2021, respectively. Had the modification occurred on May 2, 2021, we would have recognized $12.7 million associated on previously vested Profits Units that have no ongoing service obligation.

(14)

Following the Reorganization Transactions and IPO Transactions, Core & Main will be subject to U.S. federal income taxes, in addition to state and local taxes. As a result, the unaudited pro forma consolidated statement of operations reflects an adjustment to our provision for corporate income taxes to reflect a pro forma tax rate, which includes a provision for U.S. federal income taxes and assumes the highest statutory rates apportioned to each state and local jurisdiction. Holdings has been, and will continue to be, treated as a partnership for U.S. federal and state income tax purposes. As such, Holdings’ profits and losses will flow through to its partners, including Core & Main, and will only be subject to income tax for certain state and local jurisdictions, which income tax rate is estimated to be 1% at the Holdings level.

The pro forma adjustments for the provision for income taxes represents tax expense on income that previously had not been taxable and that will be taxable in federal, state and local jurisdictions after the Reorganization Transactions. The adjustment is calculated as pro forma income before provision for income taxes multiplied by the estimated effective tax rate less what was historically booked. The effective tax rate differs from the U.S. statutory tax rate on income allocated to Core & Main due to certain expected permanent differences, most notably stock compensation and issuance costs related to this offering.

	Three Months Ended May 2, 2021	Fiscal Year Ended January 31, 2021
Pro forma income before provision for income taxes	$57.4	$62.4
Estimated effective tax rate post-offering	19.0%	27.7%

Pro forma income tax expense	10.9	17.3
Historical tax provision	0.8	1.9

Pro forma provision for income tax expense adjustment	$10.1	$15.4

(15)

After the Reorganization Transactions and IPO Transactions, Core & Main will be the general partner of Holdings and will operate and control all of the business and affairs of Holdings and, through Holdings and its subsidiaries, conduct our business. Accordingly, Core & Main is expected to consolidate Holdings on its consolidated financial statements and attribute a portion of net income of Holdings to non-controlling interest related to the Partnership Interests held by the Continuing Limited Partners on its consolidated statements of operations and comprehensive income. The net income of Holdings excludes amounts reflected in the consolidated financial statements that are recorded by Core & Main, most notably the Core & Main provision for income taxes. Following the Reorganization Transactions, the non-controlling interests, representing the Partnership Interests held by the Continuing Limited Partners, will be 41.7%. Following the IPO Transactions, the non-controlling interests will be 35.7%.

(16)	Adjustment to interest expense represents the following (in millions):

	Three Months Ended May 2, 2021	Year Ended January 31, 2021
Eliminate historical interest expense for the Senior Term Loan Facility	$(12.0)	$(50.0)
Eliminate historical amortization expense for the Senior Term Loan Facility	(1.4)	(5.6)
Eliminate historical interest expense for the Senior ABL Credit Facility	(0.4)	(3.4)
Eliminate historical amortization expense for the Senior ABL Credit Facility	(0.2)	(1.0)
Eliminate historical interest expense for the Senior PIK Toggle Notes	(6.5)	(25.9)
Eliminate historical amortization for the Senior PIK Toggle Notes	(0.6)	(2.5)
Eliminate historical interest expense for the Senior Notes	(11.5)	(40.6)
Eliminate historical amortization expense for the Senior Notes	(0.8)	(2.8)
Eliminate historical interest expense recognized on cash flow hedge for the Senior Term Loan Facility	(2.2)	(7.6)

Total historical interest and deferred financing amortization expenses	(35.6)	(139.4)
Interest expense related to the New Term Loan Facility	9.8	39.0
Amortization of deferred financing fees related to the New Term Loan Facility	0.8	3.1
Interest expense related to the New ABL Credit Facility	0.5	2.1
Amortization of deferred financing fees related to the Senior ABL Credit Facility	0.2	0.9

Pro forma adjustment to interest expense	$(24.3)	$(94.3)

Above reflects a decrease in interest expense of $24.3 million and $94.3 million for the three months ended May 2, 2021 and the fiscal year ended January 31, 2021, respectively.

This assumes the redemption in full of the Senior PIK Toggle Notes based on the Cash Interest rate equal to 8.625% per annum, the redemption in full of the Senior Notes based on the interest rate equal to 6.125% per annum, the full prepayment of term loans outstanding under the Senior Term Loan Facility, based on the 3.75% weighted average interest rate on outstanding borrowings as of May 2, 2021 and the entry into the $1,500.0 million New Term Loan Facility, based on a current market interest rate, which is comprised of the one-month LIBOR rate of 0.10% plus 2.50% under the terms of the New Term Loan Facility.

A 1/8% increase or decrease in interest rates on the New Term Loan Facility would result in a change in interest expense of approximately $0.5 million and $1.9 million for the three months ended May 2, 2021 and the fiscal year ended January 31, 2021, respectively. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Quantitative and Qualitative Disclosures about Market Risk— Interest Rate Risk.”

(17)	Reflects the loss on debt modification and extinguishment of $54.3 million for the fiscal year ended January 31, 2021.

The adjustment to the loss on debt modification and extinguishment includes (i) a write off of $8.3 million in deferred financing fees associated with the extinguishment of the Senior PIK Toggle Notes, (ii) a write off of $14.0 million in deferred financing fees associated with the extinguishment of the Senior Notes, (iii) a write off of $5.2 million in deferred financing fees associated with the settlement of the Senior Term Loan Facility and entry into the New Term Loan Facility, (iv) breakage fees of $6.0 million and $11.5 million for the Senior PIK Toggle Notes and Senior Notes, respectively, (v) the settlement of the cash flow hedge of $7.2 million which had its changes in fair value previously attributed to accumulated other comprehensive loss, and

(vi) third-party expenses for the New Term Loan Facility of $2.1 million. The breakage fees are due to redemption prices of 102.000% and 101.531% of the principal amount of the Senior PIK Toggle Notes and Senior Notes, respectively.

(18)

The basic and diluted pro forma net income per share of Class A common stock represents net income attributable to Core & Main divided by weighted average outstanding shares of Class A common stock assumed to be sold as of the beginning of the annual period after giving effect to the Reorganization Transactions and the IPO Transactions. The shares of Class B common stock do not share in our earnings and are therefore not included in the weighted-average shares outstanding or earnings per share.

The pro forma diluted net income per share calculation includes the basic weighted average shares of Class A common stock outstanding plus the dilutive impact of outstanding shares of Class A common stock issued upon exchange of shares of Class B common stock outstanding calculated using the treasury stock method on unvested awards and the if converted method for non-controlling interests. Applying the treasury stock method had a dilutive impact on earnings per share. The diluted net income per share calculation then applied the if converted method to assume the incremental shares are converted into Core & Main shares.

The following table sets forth a calculation of the numerator and denominator used to compute pro forma basic and diluted earnings per share (dollars in millions, except share and per share data):

	Three Months Ended May 2, 2021	Fiscal Year Ended January 31, 2021
Pro forma basic earnings per share:
Net income	$46.5	$45.1
Income attributable to non-controlling interests	20.1	21.5

Income available to common shareholders, pro forma basic	$26.4	$23.6

Weighted average shares outstanding	154,834,603	154,834,603
Net income per share, pro forma basic	$0.17	$0.15

Pro forma diluted earnings per share:
Income available to common shareholders, pro forma basic	$26.4	$23.6
Increase to net income attributable to dilutive instruments	14.7	13.1

Income available to common shareholders, pro forma diluted	$41.1	$36.7

Weighted average shares outstanding – basic	154,834,603	154,834,603
Incremental shares of common stock attributable to dilutive instruments	85,684,587	85,523,175

Weighted average shares outstanding – diluted	240,519,190	240,357,778

Net income (loss) per share, pro forma diluted	$0.17	$0.15

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following information should be read in conjunction with the consolidated financial statements included elsewhere in this prospectus, “Prospectus Summary—Summary Historical and Pro Forma Consolidated Financial Data” and “Unaudited Pro Forma Consolidated Financial Information.” The following discussion may contain forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed below and elsewhere in this prospectus, particularly under the captions “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

Overview

We are a leading specialized distributor of water, wastewater, storm drainage and fire protection products, and related services, to municipalities, private water companies and professional contractors across municipal, non-residential and residential end markets nationwide. Our specialty products and services are used in the maintenance, repair, replacement, and construction of water and fire protection infrastructure. We are one of only two national distributors operating across large and highly fragmented markets, which we estimate to represent approximately $27 billion in annual spend.

Through our network of approximately 285 branch locations in 47 states and approximately 170 MSAs across the U.S., we serve as a critical link between over 4,500 suppliers and a diverse and long-standing base of over 60,000 customers. Given our scale, technical expertise, and the specialized and critical nature of the products we distribute, we believe we have been, and will continue to be, well-positioned to drive the adoption of new technologies that enhance the way water is managed, distributed and used. We believe that our sales reach, technical knowledge, broad product portfolio, customer service, project planning and delivery capabilities, and our ability to provide local expertise nationwide, make us a critical partner to both our customers and suppliers. We are well-positioned to benefit from industry trends in our end markets, including infrastructure spending to repair and upgrade existing aged infrastructure or to advance water conservation.

Key Factors Affecting Our Business

End-Markets and General Economic Conditions

Historically, demand for our products has been closely tied to municipal infrastructure spending, residential construction and non-residential construction in the U.S. We estimate that, based on fiscal 2020 net sales, our exposure by end market was approximately 45% municipal, 37% non-residential and 18% residential. Infrastructure spending and the non-residential and residential construction markets are subject to cyclical market pressures. Municipal demand has been relatively steady over the long term due to the consistent and immediate need to replace broken infrastructure, however activity levels are subject to the availability of funding for municipal projects. Non-residential and residential construction activities are primarily driven by availability of credit, interest rates, general economic conditions, consumer confidence and other factors that are beyond our control. The length and magnitude of these cycles have varied over time and by market. Cyclicality can also have an impact on the products we procure for our customers or our related services, as further discussed under “—Commodity Price Fluctuations” below.

Seasonality

Our operating results within a fiscal year are typically impacted by seasonality. Although weather patterns affect our operating results throughout the year, adverse winter weather historically has reduced construction, maintenance and repair activity. As a result, net sales are typically lower in our first and fourth fiscal quarters, especially in northern geographic regions. Abnormal levels of precipitation may negatively impact our operating results as it may result in the delay of construction projects. Our operating results may also be adversely affected by hurricanes, which typically occur during our third fiscal quarter. Our cash flows from operating activities are typically lower during the first and second fiscal quarters due to investment in working capital and annual incentive compensation payments and are typically higher during the third and fourth fiscal quarters due to cash inflows associated with receivable collections and reduced inventory purchases.

Commodity Price Fluctuations

Our financial performance is impacted by price fluctuations in commodity-based products and our ability to reflect these changes, in a timely manner, in our customer pricing. Such commodity-based products include PVC, ductile iron, fusible HDPE and steel and copper pipe and tubing products, which accounted for approximately 24%, 26% and 28% of our net sales in fiscal 2020, fiscal 2019 and fiscal 2018, respectively.

If we are able to pass through price increases to our customers, our net sales will increase; conversely, during periods of deflation, our customer pricing may decrease to remain competitive, resulting in decreased net sales. The cost to procure the products we sell are historically volatile and subject to fluctuations arising from changes in supply and demand, national and international economic conditions, labor costs, competition, market speculation, government regulation, weather events, trade policies and periodic delays in the delivery of our products. Certain commodity-based products have recently experienced price inflation due to a decline in supply related to impacts of adverse weather conditions. During the first half of fiscal 2021, we have experienced and expect to experience significant price inflation in respect of certain of our commodity-based products and supply chain disruptions, which we will seek to mitigate through management of our sourcing and customer pricing.

We are also exposed to fluctuations in petroleum costs, as we distribute a substantial portion of our products by truck.

Interest Rates

Certain of our indebtedness, including borrowings under our Senior Term Loan Facility and Senior ABL Credit Facility, are subject to variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on our variable-rate indebtedness would increase and our net income would decrease, even though the amount borrowed under the facilities remained the same. As of May 2, 2021, we had $1,257.8 million of outstanding variable-rate debt. We seek to mitigate our exposure to interest rate volatility through the incurrence of fixed-rate debt obligations and entry into interest-rate hedging instruments, such as our current interest-rate swap with a $500.0 million notional amount, although an unfavorable movement in interest rates may result in higher interest expense and cash payments for us.

Acquisitions

In addition to our organic growth strategy, we opportunistically pursue strategic asset and business acquisitions to grow our business. Below is a summary of the acquisitions that closed in fiscal 2020, fiscal 2019 and fiscal 2018 and the related transaction value (in each case, excluding working capital and other purchase price adjustments, unless otherwise noted).

Name	Product Lines	Closing Date	Transaction Value (in millions)
Water Works Supply Co. (“WWSC”)	Pipes, Valves & Fittings Storm Drainage	August 2020	$12.0
R&B Co.	Pipes, Valves & Fittings Storm Drainage	March 2020	215.0
Long Island Pipe Supply, Inc.	Fire Protection	July 2019	225.0	(1)
Maskell Pipe & Supply, Inc. (“Maskell”)	Pipes, Valves & Fittings	February 2019	19.2
Other 2019 acquisitions	Various	Various	2.3
Other 2018 acquisitions	Various	Various	8.2

(1)	Includes $5.0 million of contingent consideration based on post-acquisition performance, of which $2.5 million is no longer payable pursuant to the terms of the LIP acquisition agreement.

As we integrate these and other acquisitions into our existing operations, we may not be able to identify the specific financial statement impacts associated with these acquisitions. There can be no assurance that the anticipated benefits of the acquisitions will be realized on the timeline we expect, or at all.

COVID-19 Pandemic

Governmental authorities nationally and in affected regions have responded (and continue to respond) to COVID-19 by mandating various restrictions in an effort to slow the spread of the virus. We have continued to operate as an essential business, providing products and services to our customers that they need to invest in and maintain our nation’s infrastructure. We have implemented preparedness plans to help keep our team safe while we work, including new physical distancing processes and procedures, associate quarantine procedures, expanded “work from home” protocols and the use of additional personal protective equipment. Despite certain temporary branch closures during fiscal 2020 and the first quarter of fiscal 2021, all of our facilities currently are operational and able to fill orders, and our teams have worked effectively to address the few temporary closures we have experienced.

The public health crisis caused by the COVID-19 pandemic, as well as the related government measures taken in response, have adversely affected (and could continue to adversely affect) some of the markets in which we operate. We experienced reduced demand for our products in the second and third quarters of fiscal 2020, and in response we deferred non-essential capital expenditures and other discretionary spending and temporarily paused acquisition-related activities, though we have since resumed these activities. In addition, the ability of certain of our associates to travel or otherwise perform their jobs was restricted and the ability of our customers to travel, conduct their business and pay or otherwise access credit was impaired. We have continued to proactively monitor our supply chain, although we have not experienced any material supply chain disruptions due to COVID-19. Following these government-instituted restrictions, we experienced temporary delays in certain construction and infrastructure projects primarily during the second quarter of fiscal 2020. Our business stabilized during the third quarter of fiscal 2020 as the substantial majority of construction and infrastructure activities resumed and sales volume returned to near pre-pandemic levels during the fourth quarter of fiscal 2020. We continue to monitor the situation and assess further possible implications to our business.

CARES Act

On March 27, 2020, the U.S. federal government enacted the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”). The CARES Act allowed for the deferral of the employer share of social security taxes for the period from March 27, 2020 through December 31, 2020, and requires repayment of 50% of the deferred amount by December 31, 2021 and the remaining 50% by December 31, 2022. As of May 2, 2021, we have deferred payment of $10.2 million in employer share of social security taxes in accordance with the CARES Act. The payments of the deferred payroll taxes in fiscal 2021 and fiscal 2022 are expected to result in additional operating cash outflows during these periods.

The CARES Act also modified certain provisions in the Code, including provisions regarding interest deductibility. As Holdings is a partnership, it is generally not subject to U.S. federal or state income tax; however, Holdings makes distributions to partners associated with potential tax consequences based on their allocation of taxable income. As such, the CARES Act-related changes did not impact Holdings’ tax liabilities, but did reduce partner distributions. For fiscal 2020, these changes did not materially impact our results of operations but did result in improved operating and financing cash flows. We expect that the expiration of certain CARES Act provisions with respect to the Code will result in increased partner distributions in fiscal 2021.

Public Company Costs

In connection with this offering, we estimate that we will incur one-time costs related to this offering of approximately $10.0 million. Following this offering, we will continue to incur additional legal, accounting and other expenses that we did not previously incur, including costs associated with public company director and officer liability insurance, SEC reporting and corporate governance requirements, which expenses we estimate to be approximately $10.0 million annually on an ongoing basis. These requirements include compliance with the Sarbanes-Oxley Act and the listing standards of the NYSE. Our financial statements following this offering will continue to reflect the impact of these expenses.

Post-Offering Taxation and Expenses

After consummation of this offering, we will become subject to U.S. federal, state and local income taxes with respect to our allocable share of any taxable income of Holdings and will be taxed at the prevailing corporate tax rates. In addition to tax expenses, we also will be required to make payments under the Tax Receivable Agreements, which we expect to be significant. Although we expect payments under the Tax Receivable Agreements to be significant, such payments are expected to be less than the tax payments which would otherwise be required if the Reorganization Transactions, including entry into the Tax Receivable Agreements, were not to be consummated in connection with this offering. We intend to cause Holdings to make distributions in an amount sufficient to allow us to pay our tax obligations, including distributions to fund any ordinary course payments due under the Tax Receivable Agreements. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreements.”

Key Business Metrics

Net Sales

We generate net sales primarily from the sale of water, wastewater, storm drainage and fire protection products and the provision of related services to approximately 60,000 customers, as of January 31, 2021, including municipalities, private water companies and professional contractors. We recognize sales, net of sales tax, customer incentives, returns and discounts. Net sales fluctuate as a result of changes in commodity-based product costs and tariffs. We seek to reflect these changes in our customer pricing in a timely manner, which will increase net sales if we are able to pass along price increases and decrease net sales if we are required to reduce our customer prices as a result of competitive dynamics.

We categorize our net sales into pipes, valves & fittings, storm drainage products, fire protection products and meter products:

•	Pipe, valves, hydrants, fittings include these products and other complementary products and services. Pipe includes PVC, ductile iron, HDPE, steel and copper tubing.

•	Storm drainage products primarily include corrugated piping systems, retention basins, manholes, grates and other related products.

•	Fire protection products primarily include fire protection pipe, sprinkler heads and devices as well as custom fabrication services.

•	Meter products primarily include smart meter products, installation, software and other services.

Gross Profit

Gross profit represents the difference between the product cost from suppliers (net of earned rebates and discounts and including the cost of inbound freight) and the net sale price to our customers. Gross profit may be impacted by the time between changes in supplier costs and tariffs and changes in our customer pricing. Gross profit may not be comparable to those of other companies, as other companies may include all of the costs related to their distribution network in cost of sales.

Operating Expenses

Operating expenses are primarily comprised of selling, general and administrative costs, which include personnel expenses (salaries, wages, incentive compensation, associate benefits and payroll taxes), rent, insurance, utilities, professional fees, freight out, fuel and repair and maintenance.

Net Income Attributable to Partners’ Capital

Net income attributable to partners’ capital represents our net sales less our cost of sales, operating expenses, depreciation and amortization, interest expense and our provision for income taxes.

Adjusted EBITDA

We define Adjusted EBITDA as EBITDA further adjusted for certain items management believes are not reflective of the underlying operations of our business, including (a) equity-based compensation and (b) expenses associated with acquisition activities. We use Adjusted EBITDA to assess the operating results and effectiveness of our business. See “—Non-GAAP Financial Measures” for further discussion of Adjusted EBITDA.

Results of Operations

Three Months Ended May 2, 2021 Compared with Three Months Ended May 3, 2020

	Three Months Ended
	May 2, 2021	May 3, 2020
	(dollars in millions)
Net sales	$1,055.1	$842.1
Cost of sales	798.3	642.9

Gross profit	256.8	199.2
Operating expenses:
Selling, general and administrative	153.9	137.0
Depreciation and amortization	33.8	33.5

Total operating expenses	187.7	170.5

Operating income	69.1	28.7
Interest expense	35.5	33.2

Income (loss) before provision for income taxes	33.6	(4.5)
Provision for income taxes	0.8	0.3

Net income (loss) attributable to partners’ capital	$32.8	$(4.8)

Non-GAAP Financial Data:
Adjusted EBITDA	$109.1	$68.7

Net Sales

Net sales for the three months ended May 2, 2021 increased $213.0 million, or 25.3%, to $1,055.1 million compared with $842.1 million for the three months ended May 3, 2020. The increase in net sales was primarily attributable to strong volume growth and price inflation, with price inflation representing approximately one-third of the net sales increase. These factors and end-market growth helped drive growth in all product lines. Net sales growth in pipes, valves & fitting products and storm drainage products benefited from residential end-market growth due to new lot development and higher price inflation in commodity-based pipe products. Net sales also benefited from the acquisition of R&B in March 2020.

	Three Months Ended
	May 2, 2021	May 3, 2020
	(dollars in millions)
Pipes, valves & fittings products	$705.0	$538.6
Storm drainage products	129.7	104.0
Fire protection products	118.7	108.2
Meter products	101.7	91.3

Total net sales	$1,055.1	$842.1

Gross Profit

Gross profit for the three months ended May 2, 2021 increased $57.6 million, or 28.9%, to $256.8 million compared with $199.2 million for the three months ended May 3, 2020. The increase in net sales contributed an additional $50.5 million of gross profit and an increase in gross profit as a percentage of net sales contributed $7.1 million. Gross profit as a percentage of net sales for the three months ended May 2, 2021 was 24.3% compared with 23.7% for the three months ended May 3, 2020. The overall increase in gross profit as a percentage of net sales was primarily attributable to sourcing and pricing improvements.

Selling, General and Administrative Expenses

Selling, general and administrative (“SG&A”) expenses for the three months ended May 2, 2021 increased $16.9 million, or 12.3%, to $153.9 million compared with $137.0 million during the three months ended May 3, 2020. The increase was primarily attributable to an increase of $13.5 million in personnel expenses, which was primarily driven by higher variable compensation costs as a result of higher sales volume, and incremental costs from acquisitions.

Depreciation and Amortization Expense

Depreciation and amortization (“D&A”) expense for the three months ended May 2, 2021 was $33.8 million compared with $33.5 million during the three months ended May 3, 2020. The increase was attributable to a full year of amortization related to the R&B acquisition in fiscal 2020, partially offset by lower amortization associated with customer relationship intangible assets recorded in connection with the Merger.

Operating Income

Operating income for the three months ended May 2, 2021 was $69.1 million compared with $28.7 million during the three months ended May 3, 2020. The increase in operating income was attributable to higher net sales and gross profit, primarily from volume growth, price inflation, and acquisitions. These factors were partially offset by higher variable compensation costs and costs from acquisitions.

Interest Expense

Interest expense was $35.5 million for the three months ended May 2, 2021 compared with $33.2 million for the three months ended May 3, 2020. The increase was attributable to the $250.0 million aggregate principal amount of incremental Senior Notes issued on June 5, 2020. The increase was partially offset by lower interest rates on our variable-rate debt and prior year borrowings on the Senior ABL Credit Facility.

Net Income (Loss) Attributable to Partners’ Capital

Net income (loss) attributable to partners’ capital for the three months ended May 2, 2021 increased $37.6 million to $32.8 million compared with a $4.8 million loss for the three months ended May 3, 2020. The increase in net income (loss) attributable to partners’ capital was primarily attributable to higher net sales and improved gross profit, partially offset by higher variable SG&A expense and increased interest expense related to the additional Senior Notes issued in June 2020.

Adjusted EBITDA

Adjusted EBITDA for the three months ended May 2, 2021 increased $40.4 million, or 58.8%, to $109.1 million compared with $68.7 million for the three months ended May 3, 2020. Growth in Adjusted EBITDA was primarily attributable to higher net sales and improved gross profit, partially offset by higher SG&A expense, primarily attributable to higher variable compensation costs and costs from acquisitions. For a reconciliation of Adjusted EBITDA to net income (loss) attributable to partners’ capital, the most comparable GAAP financial metric, see “—Non-GAAP Financial Measures.”

Fiscal 2020 Compared with Fiscal 2019

	Fiscal Years Ended
	January 31, 2021	February 2, 2020
	(dollars in millions)
Net sales	$3,642.3	$3,388.6
Cost of sales	2,763.9	2,599.4

Gross profit	878.4	789.2
Operating expenses:
Selling, general and administrative	555.6	508.4
Depreciation and amortization	137.3	125.4

Total operating expenses	692.9	633.8

Operating income	185.5	155.4
Interest expense	139.1	113.7

Income before provision for income taxes	46.4	41.7
Provision for income taxes	1.9	0.5

Net income attributable to partners’ capital	$44.5	$41.2

Non-GAAP Financial Data:
Adjusted EBITDA	$342.3	$298.0

Net Sales

Net sales for fiscal 2020 increased $253.7 million, or 7.5%, to $3,642.3 million compared with $3,388.6 million for fiscal 2019. The increase in net sales was primarily attributable to growth from the R&B acquisition in March 2020, which primarily impacted sales of pipes, valves & fittings and storm drainage products. The LIP acquisition in July 2019 was the primary driver of growth of the fire protection products. In addition, price inflation drove approximately 2% of overall net sales growth. These increases were partially offset by a volume decline of approximately 2%, which was primarily attributable to reduced sales of fire protection and meter products due to restrictions related to COVID-19.

	Fiscal Years Ended
	January 31, 2021	February 2, 2020
	(dollars in millions)
Pipes, valves & fittings products	$2,373.1	$2,164.2
Storm drainage products	489.5	454.5
Fire protection products	413.9	387.3
Meter products	365.8	382.6

Total net sales	$3,642.3	$3,388.6

Gross Profit

Gross profit for fiscal 2020 increased $89.2 million, or 11.3%, to $878.4 million compared with $789.2 million for fiscal 2019. Gross profit increased $61.2 million as a result of an increase in net sales and $28.0 million as a result of an increase in gross profit as a percentage of net sales from 23.3% for fiscal 2019 to 24.1% for fiscal 2020. The increase in gross profit as a percentage of net sales was primarily attributable to acquisitions along with sourcing and pricing improvements.

Selling, General and Administrative Expenses

SG&A expenses for fiscal 2020 increased $47.2 million, or 9.3%, to $555.6 million compared with $508.4 million for fiscal 2019. The increase was primarily attributable to an increase of $49.2 million from acquisitions, in addition to investments in technology and strategic initiative resources and higher incentive compensation costs. These increases were partially offset by furloughs, headcount reductions and lower discretionary spending in response to COVID-19. During fiscal 2020 and fiscal 2019, we recognized $7.1 million and $5.8 million, respectively, of expense associated with the amortization of a portion of the prepaid compensation balance included in up-front consideration payment for the LIP acquisition, which amount is expected to decrease to $2.1 million in fiscal 2021.

Depreciation and Amortization Expense

D&A expense for fiscal 2020 was $137.3 million compared with $125.4 million for fiscal 2019. The increase was attributable to amortization expense related to the R&B acquisition and a full year of amortization related to the LIP acquisition in fiscal 2020. These increases were partially offset by lower amortization associated with customer relationship intangible assets recorded in connection with the Merger.

Operating Income

Operating income for fiscal 2020 was $185.5 million compared with $155.4 million during fiscal 2019. The increase in operating income was attributable to higher net sales and gross profit, primarily from acquisitions, and lower discretionary spending. These increases were partially offset by higher personnel expenses and intangible amortization, primarily resulting from acquisitions.

Interest Expense

Interest expense was $139.1 million for fiscal 2020 compared with $113.7 million for fiscal 2019. The increase was attributable to a full year of interest expense associated with the $300.0 million aggregate principal amount of Senior PIK Toggle Notes issued on September 16, 2019 and the $250.0 million aggregate principal amount of incremental Senior Notes issued on June 5, 2020. These increases were partially offset by lower interest rates on our variable-rate debt.

Net Income Attributable to Partners’ Capital

Net income attributable to partners’ capital for fiscal 2020 increased $3.3 million, or 8.0%, to $44.5 million compared with $41.2 million for fiscal 2019. The increase in net income attributable to partners’ capital was primarily attributable to higher net sales, improved gross profit and lower discretionary spending, partially offset by higher SG&A and D&A expenses primarily attributable to acquisitions and increased interest expense related to the Senior PIK Toggle Notes issued in September 2019 and additional Senior Notes issued in June 2020.

Adjusted EBITDA

Adjusted EBITDA for fiscal 2020 increased $44.3 million, or 14.9%, to $342.3 million compared with $298.0 million for fiscal 2019. Growth in Adjusted EBITDA was primarily attributable to higher net sales, improved gross profit and lower discretionary spending, partially offset by higher SG&A expense from acquisitions. For a reconciliation of Adjusted EBITDA to net income attributable to partners’ capital, the most comparable GAAP financial metric, see “—Non-GAAP Financial Measures.”

Fiscal 2019 Compared with Fiscal 2018

	Fiscal Years Ended
	February 2, 2020	February 3, 2019
	(dollars in millions)
Net sales	$3,388.6	$3,201.6
Cost of sales	2,599.4	2,493.5

Gross profit	789.2	708.1
Operating expenses:
Selling, general and administrative	508.4	457.7
Depreciation and amortization	125.4	112.0

Total operating expenses	633.8	569.7

Operating income	155.4	138.4
Interest expense	113.7	101.1

Income before provision for income taxes	41.7	37.3
Provision for income taxes	0.5	0.7

Net income attributable to partners’ capital	$41.2	$36.6

Non-GAAP Financial Data:
Adjusted EBITDA	$298.0	$259.8

Net Sales

Net sales for fiscal 2019 increased $187.0 million, or 5.8%, to $3,388.6 million compared with $3,201.6 million for fiscal 2018. The increase in net sales was primarily attributable to fire protection product growth from the LIP acquisition and strong growth in our meter and storm drainage products. In addition, price inflation contributed approximately 2% of overall net sales growth. The increases were partially offset by one less selling week in fiscal 2019 versus fiscal 2018 and HDPE price deflation and sales volume declines in fiscal 2019.

	Fiscal Years Ended
	February 2, 2020	February 3, 2019
	(dollars in millions)
Pipes, valves & fittings products	$2,164.2	$2,159.3
Storm drainage products	454.5	417.4
Fire protection products	387.3	292.6
Meter products	382.6	332.3

Total net sales	$3,388.6	$3,201.6

Gross Profit

Gross profit for fiscal 2019 increased $81.1 million, or 11.5%, to $789.2 million compared with $708.1 million for fiscal 2018. Gross profit increased $43.6 million as a result of an increase in net sales and $37.5 million as a result of an increase in gross profit as a percentage of net sales from 22.1% for fiscal 2018 to 23.3% for fiscal 2019. The increase in gross profit as a percentage of net sales was attributable to sourcing and pricing improvements, favorable sales mix and contributions from the LIP acquisition. Fiscal 2019 gross profit percentage was negatively impacted by $2.7 million of amortization expense of inventory fair value adjustments associated with acquisitions completed in fiscal 2019.

Selling, General and Administrative Expenses

SG&A expenses for fiscal 2019 increased $50.7 million, or 11.1%, to $508.4 million compared with $457.7 million during fiscal 2018. The increase was primarily attributable to an increase of $20.8 million from acquisitions, in addition to resources to support growth and acquisition strategy, investments in technology and higher incentive compensation costs. In addition, SG&A expenses increased by $5.8 million due to the amortization of a portion of the prepaid compensation balance included in the up-front consideration payment for the LIP acquisition during fiscal 2019.

Depreciation and Amortization Expense

D&A expense for fiscal 2019 was $125.4 million compared with $112.0 million during fiscal 2018. The increase was attributable to the timing of amortization expense associated with customer relationship intangible assets recorded in connection with the Merger and acquisitions completed in fiscal 2019.

Operating Income

Operating income for fiscal 2019 was $155.4 million compared with $138.4 million during fiscal 2018. The increase in operating income was attributable to higher net sales and gross profit, partially offset by higher SG&A expenses and intangible amortization.

Interest Expense

Interest expense was $113.7 million for fiscal 2019 compared with $101.1 million for fiscal 2018. The increase was primarily attributable to reflecting interest expense associated with the $225.0 million of Senior Term Loan Facility borrowings on July 8, 2019 and $300.0 million aggregate principal amount of Senior PIK Toggle Notes issued on September 16, 2019. These increases were partially offset by lower interest rates on our variable-rate debt.

Net Income Attributable to Partners’ Capital

Net income attributable to partners’ capital for fiscal 2019 increased $4.6 million, or 12.6%, to $41.2 million compared with $36.6 million for fiscal 2018. The increase in net income attributable to partners’ capital was primarily attributable to higher net sales and improved gross profit, partially offset by higher acquisition-related SG&A and D&A expenses and interest expense.

Adjusted EBITDA

Adjusted EBITDA for fiscal 2019 increased $38.2 million, or 14.7%, to $298.0 million compared with $259.8 million for fiscal 2018. Growth in Adjusted EBITDA was primarily attributable to higher net sales and improved gross profit partially offset by higher SG&A expense. For a reconciliation of Adjusted EBITDA to net income attributable to partners’ capital, the most comparable GAAP financial metric, see “—Non-GAAP Financial Measures.”

Quarterly Results of Operations

The following tables set forth our historical unaudited consolidated statements of income and operating results for each of the quarters indicated. The information for each quarter has been prepared on the same basis as our audited consolidated financial statements included elsewhere in this prospectus and reflects, in the opinion of management, all adjustments necessary for a fair presentation of the financial information presented. Our historical results are not necessarily indicative of future operating results, and our interim results are not necessarily indicative of the results to be expected for the full year or any other period. The quarterly financial data set forth below should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. For a reconciliation of Adjusted EBITDA to net income attributable to partners’ capital, the most comparable GAAP financial metric, see “—Non-GAAP Financial Measures.”

	Three Months Ended
	May 2, 2021	January 31, 2021	November 1, 2020	August 2, 2020	May 3, 2020	February 2, 2020	November 3, 2019	August 4, 2019	May 5, 2019
		(dollars in millions)
Net sales	$1,055.1	$831.8	$1,012.5	$955.9	$842.1	$733.2	$952.1	$924.0	$779.3
Cost of sales	798.3	627.6	768.1	725.3	642.9	552.4	726.1	713.0	607.9

Gross profit	256.8	204.2	244.4	230.6	199.2	180.8	226.0	211.0	171.4
Operating expenses:
Selling, general and administrative	153.9	137.0	144.8	136.8	137.0	126.8	139.3	127.7	114.6
Depreciation and amortization	33.8	34.6	34.9	34.3	33.5	32.8	33.1	30.2	29.3

Total operating expenses	187.7	171.6	179.7	171.1	170.5	159.6	172.4	157.9	143.9

Operating income	69.1	32.6	64.7	59.5	28.7	21.2	53.6	53.1	27.5
Interest expense	35.5	35.3	35.6	35.0	33.2	33.1	29.2	26.2	25.2

Income before provision for income taxes	33.6	(2.7)	29.1	24.5	(4.5)	(11.9)	24.4	26.9	2.3
Provision (benefit) for income taxes	0.8	(1.7)	2.9	0.4	0.3	0.4	(0.2)	0.1	0.2

Net income attributable to partners’ capital	$32.8	$(1.0)	$26.2	$24.1	$ (4.8)	$(12.3)	$24.6	$26.8	$2.1

Non-GAAP Financial Data:
Adjusted EBITDA	$109.1	$71.5	$103.1	$99.0	$68.7	$58.4	$94.1	$86.4	$59.1

Liquidity and Capital Resources

Historically, we have financed our liquidity requirements through cash flows from operating activities, borrowings under our credit facilities, issuances of debt securities and working capital management activities. Our principal historical liquidity requirements have been for working capital, capital expenditures, acquisitions and servicing indebtedness.

As of May 2, 2021, our cash and cash equivalents totaled $320.2 million and we had no outstanding borrowings on our Senior ABL Credit Facility, which provides for borrowings of up to $700.0 million, subject to borrowing base availability. As of May 2, 2021, after giving effect to approximately $9.0 million of letters of credit issued under the Senior ABL Credit Facility, Opco would have been able to borrow approximately $681.8 million under the Senior ABL Credit Facility. Our short term debt obligations of $13.0 million are related to quarterly amortization principal payments on the Senior Term Loan Facility. As of May 2, 2021, our Net Debt Leverage, based on Adjusted EBITDA of $382.7 million for the trailing twelve months ended May 2, 2021, was 5.2x. See “—Non-GAAP Financial Measures” below for a calculation of Net Debt Leverage.

Following this offering and the Reorganization Transactions, Core & Main will be required to make cash payments in future periods under the Tax Receivable Agreements. Payments to the Former Limited Partners are expected to commence in fiscal year 2023, and the timing of payments to the Continuing Limited Partners is uncertain as it is dependent on the timing of their exchange of Partnership Interests and a corresponding number of shares of Class B common stock for shares of Class A common stock. Payments under the Tax Receivable Agreements are only required to be made to the extent that Core & Main utilizes the corresponding tax deductions to reduce payments to federal, state and local taxing authorities. These payments are in an amount that represents 85% of the reduction in payments to federal, state and local taxing authorities. As such, the cash savings from the incremental tax deductions are expected to exceed the payments under the Tax Receivable Agreements over the life of these arrangements.

Based on our planned operations, we believe our existing cash and cash equivalents, as well as available borrowing capacity under the Senior ABL Credit Facility, will be sufficient to meet our working capital and capital expenditure needs over at least the next 12 months. We have based these estimates on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect. Our growth strategy contemplates future acquisitions for which we will need sufficient access to capital. To finance future acquisitions, particularly larger acquisitions, we may issue additional equity or incur additional indebtedness. Any such additional indebtedness would increase our debt leverage. See “Risk Factors—Risks Related to Our Indebtedness.”

Holdings’ ability to pay dividends may be limited as a practical matter by our growth plans as well as our credit agreements and other debt instruments insofar as we may seek to pay dividends out of funds made available to us by Opco, because our credit agreements directly or indirectly restrict Opco’s ability to pay dividends or make loans to Holdings. The Senior Term Loan Facility may require accelerated repayment based upon cash flows generated in excess of operating and investing requirements when Opco’s net total leverage ratio is greater than or equal to 4.25. In addition, the Senior ABL Credit Facility requires us to comply with a consolidated fixed charge coverage ratio of greater than or equal to 1.00 when availability is less than 10.0% of the lesser of (i) the then applicable borrowing base and (ii) the then aggregate effective commitments under the Senior ABL Credit Facility. Substantially all of Opco’s assets secure the Senior Term Loan Facility and the Senior ABL Credit Facility.

Information about the cash flows, by category, is presented in the consolidated Statements of Cash Flows and is summarized as follows:

	Three Months Ended		Fiscal Years Ended
	May 2, 2021	May 3, 2020	January 31, 2021	February 2, 2020	February 3, 2019
			(dollars in millions)
Cash flows from (used in) operating activities	$(42.5)	$(1.2)	$219.8	$206.5	$100.9
Cash flows (used in) investing activities	(3.9)	(210.5)	(228.9)	(233.6)	(21.6)
Cash flows from (used in) financing activities	(14.3)	457.2	209.1	170.7	(42.1)

Increase in cash and cash equivalents	$(60.7)	$245.5	$200.0	$143.6	$37.2

Operating Activities

Cash flows used in operating activities for the three months ended May 2, 2021 increased $41.3 million to $42.5 million compared with $1.2 million for the three months ended May 3, 2020. The increase was primarily driven by a higher investment in working capital based on strong net sales growth during the first quarter of fiscal 2021 and a net increase in cash interest payments of $7.7 million associated with the additional Senior Notes issued in June 2020. These factors were partially offset by higher gross profit driven in part by volume growth and price inflation.

Cash flows from operating activities for fiscal 2020 increased $13.3 million to $219.8 million compared with $206.5 million for fiscal 2019. The increase was attributable to higher gross profit, driven in part by the impact of acquisitions, and the deferral of $10.2 million in payroll taxes in fiscal 2020 in accordance with the CARES Act. Additionally, operating cash flows increased $15.0 million in fiscal 2019 due to certain up-front payments representing prepaid compensation associated with the LIP acquisition being accounted for as an operating activity. These increases were partially offset by net increase in cash interest payments of $24.7 million, higher SG&A expenses, driven in part by the impact of acquisitions, and a higher investment in working capital during the fourth quarter of fiscal 2020.

Cash flows from operating activities for fiscal 2019 increased $105.6 million to $206.5 million compared with $100.9 million for fiscal 2018. The increase was primarily attributable to higher gross profit and better working capital management, including smaller investments in inventory and accounts receivable despite current year growth. These factors were partially offset by higher SG&A expenses and outflow of $15.0 million in fiscal 2019 due to certain up-front payments representing prepaid compensation associated with the LIP acquisition being accounted for as an operating activity.

Investing Activities

Net cash used in investing activities decreased by $206.6 million to $3.9 million for the three months ended May 2, 2021 compared with $210.5 million for the three months ended May 3, 2020, primarily attributable to the R&B acquisition in fiscal 2020.

Net cash used in investing activities decreased by $4.7 million to $228.9 million in fiscal 2020 compared with $233.6 million in fiscal 2019, primarily attributable to a decrease in acquisition outflows and reduction in capital expenditures. Fiscal 2020 included outflows of $206.1 million and $11.1 million for the R&B and WWSC acquisitions, respectively, while fiscal 2019 included outflows of $200.2 million, $17.6 million and $2.3 million for the LIP, Maskell and other acquisitions, respectively.

Net cash used in investing activities increased by $212.0 million to $233.6 million in fiscal 2019 compared with $21.6 million in fiscal 2018, primarily attributable to $220.1 million of acquisition spending in fiscal 2019 compared with $8.3 million in fiscal 2018.

Financing Activities

Net cash used in financing activities was a $14.3 million outflow for the three months ended May 2, 2021 compared with a $457.2 million inflow for the three months ended May 3, 2020 primarily attributable to a $459.9 million decrease in proceeds from debt issuances, net of discounts, issuance costs, and repayments, and a $10.9 million increase in distributions to partners. The change in proceeds from the incurrence of debt reflects $460.0 million of borrowings under our Senior ABL Credit Facility during the three months ended May 3, 2020 to ensure liquidity flexibility in the early stages of the COVID-19 pandemic. The increase in distributions was primarily attributable to prior year benefits under the CARES Act, which deferred disbursements to the second quarter of fiscal 2020.

Net cash from financing activities increased $38.4 million to $209.1 million in fiscal 2020 compared with $170.7 million in fiscal 2019, primarily attributable to a $302.2 million decline in distributions to partners, partially offset by a $264.8 million decrease in proceeds from debt issuances, net of discounts and issuance costs, and repayments. The decline in distributions was primarily attributable to a $290.3 million special distribution to equity holders of Holdings made in fiscal 2019 and a decrease of $11.9 million in tax-related distributions, primarily due to tax law changes under the CARES Act in fiscal 2020. The change in proceeds from the incurrence of debt reflects the issuance of $250.0 million aggregate principal amount of Senior Notes in fiscal 2020 compared with the additional $225.0 million borrowed under the Senior Term Loan Facility and the issuance of $300.0 million aggregate principal amount of Senior PIK Toggle Notes in fiscal 2019.

Net cash from financing activities increased by $212.8 million from cash used in financing activities of $42.1 million in fiscal 2018 to cash from financing activities of $170.7 million in fiscal 2019, primarily due to increased borrowings in fiscal 2019. The $511.3 million net increase in cash flows from debt issuances, net of discounts and issuance costs, and repayments was partially offset by the

$297.7 million increase in distributions, primarily associated with the special distribution to equity holders of Holdings in fiscal 2019.

Financing

Senior Term Loan Facility

As of May 2, 2021, the outstanding balance on the Senior Term Loan Facility was $1,257.8 million. The Senior Term Loan Facility requires quarterly principal payments, payable on the last business day of each fiscal quarter in an amount equal to approximately 0.25% of the original principal amounts of the Senior Term Loan Facility, with the remaining balance payable upon final maturity of the Senior Term Loan Facility of August 1, 2024. The Senior Term Loan Facility bears interest at a rate equal to (i) LIBOR plus, in each case, an applicable margin of initially 3.00% (with a step-down to 2.75% in the event that Opco’s net total leverage ratio (as calculated pursuant to the Term Loan Credit Agreement) is less than 5.75 to 1.00) or (ii) the base rate, which will be the highest of (x) the corporate base rate established by the administrative agent as its prime rate in effect at its principal office in New York City from time to time, (y) the overnight federal funds rate plus 0.50% per annum and (z) one-month LIBOR (adjusted for maximum reserves) plus 1.00% per annum, plus, in each case, an applicable margin of initially 2.00% (with a step-down to 1.75% in the event that Opco’s net total leverage ratio is less than 5.75 to 1.00). The Senior Term Loan Facility is subject to a LIBOR “floor” of 1.00%. The weighted-average interest rate, excluding the effect of hedging instruments, of outstanding borrowings under the Senior Term Loan Facility as of May 2, 2021 was 3.75%.

As described under “Use of Proceeds” and “Capitalization,” we intend to prepay all of our existing term loans outstanding under the Senior Term Loan Facility with the proceeds of this offering, together with the net proceeds from borrowings under the New Term Loan Facility and cash on hand.

For additional discussion on the Senior Term Loan Facility, see “Note 6. Debt” to our consolidated financial statements included elsewhere in this prospectus and “Description of Certain Indebtedness—Senior Term Loan Facility.”

Senior ABL Credit Facility

As of May 2, 2021, we had no borrowings under our Senior ABL Credit Facility. The Senior ABL Credit Facility provides for an asset-based revolving credit facility for the benefit of the ABL Borrower (as defined in “Description of Certain Indebtedness—Senior ABL Credit Facility”) with a borrowing capacity of up to $700.0 million, subject to borrowing base availability as defined in the ABL Credit Agreement, with a maturity date of July 8, 2024, provided that if more than $75.0 million in principal amount of the Senior Term Loan Facility remains outstanding on the Springing Maturity Date (as defined in “Description of Certain Indebtedness—Senior ABL Credit Facility”), the Senior ABL Credit Facility will mature on the earlier of (i) July 8, 2024 and (ii) the Springing Maturity Date. However, the ABL Credit Agreement provides that the ABL Borrower may request that lenders extend the maturity date of their commitments and loans and each individual lender shall have the right to consent to such request with respect to its commitments and loans without the consent of any other lender. Subject to certain conditions in the ABL Credit Agreement, without the consent of the existing lenders (but subject to receipt of commitments), the ABL Borrower is entitled to request additional revolving credit commitments or term loans under the Senior ABL Credit Facility. The Senior ABL Credit Facility also permits the creation of an asset-based revolving sub-facility, as described further under “Description of Certain Indebtedness—Senior ABL Credit Facility.”

The revolving credit loans under the ABL Credit Agreement bear interest at the ABL Borrower’s election at a rate equal to (i) LIBOR plus an applicable margin based on the average daily excess availability as set forth in “Description of Certain Indebtedness—Senior ABL Credit Facility—Interest

Rates and Fees,” or (ii) the base rate, which will be the highest of (x) the corporate base rate established by the administrative agent as its prime rate in effect at its principal office in New York City from time to time, (y) the overnight federal funds rate plus 0.50% per annum and (z) one-month LIBOR plus 1.00% per annum, plus, in each case, an applicable margin based on the average daily excess availability as set forth in the ABL Credit Agreement.

As described under “Prospectus Summary—Recent Developments—Refinancing,” we intend to amend the terms of the ABL Credit Agreement in order to, among other things, increase the aggregate amount of commitments under the Senior ABL Credit Facility by $150.0 million to $850.0 million overall and extend the maturity date of the Senior ABL Credit Facility from July 2024 to July 2026. We do not expect to borrow under the New ABL Credit Facility at the closing of this offering.

For additional discussion on the Senior ABL Credit Facility, see Note 6 to our audited consolidated financial statements included elsewhere in this prospectus and “Description of Certain Indebtedness—Senior ABL Credit Facility.”

Senior PIK Toggle Notes

On September 16, 2019, Holdings issued $300.0 million aggregate principal amount of 8.625%/9.375% Senior PIK Toggle Notes due 2024. Holdings is required to pay interest on the Senior PIK Toggle Notes entirely in cash, unless the conditions described in the indenture governing the Senior PIK Toggle Notes are satisfied, in which case Holdings will be entitled to pay all or a portion of the interest by increasing the outstanding principal amount of the Senior PIK Toggle Notes or issuing new notes with the same terms as the Senior PIK Toggle Notes. Cash Interest (as defined in “Description of Certain Indebtedness—Senior PIK Toggle Notes”) accrues on the Senior PIK Toggle Notes at a rate per annum equal to 8.625%. PIK Interest (as defined in “Description of Certain Indebtedness—Senior PIK Toggle Notes”) accrues on the Senior PIK Toggle Notes at a rate per annum equal to 9.375%. Interest is payable on the Senior PIK Toggle Notes on March 15 and September 15 of each year. The Senior PIK Toggle Notes mature on September 15, 2024.

Holdings may redeem the Senior PIK Toggle Notes, in whole or in part, at any time, (i) prior to September 15, 2021, at a price equal to 102.000% of the principal amount thereof, (ii) on or after September 15, 2021 and prior to September 15, 2022, at a price equal to 101.000% of the principal amount thereof and (iii) on or after September 15, 2022, at a price equal to 100% of the principal amount thereof, in each case, plus accrued and unpaid interest, if any, to but not including the redemption date.

As described under “Use of Proceeds” and “Capitalization,” we intend to redeem the Senior PIK Toggle Notes in full with the proceeds of this offering, together with the net proceeds from borrowings under the New Term Loan Facility and cash on hand.

For additional discussion on the Senior PIK Toggle Notes, see Note 6 to our audited consolidated financial statements included elsewhere in this prospectus and “Description of Certain Indebtedness—Senior PIK Toggle Notes.”

Senior Notes

On August 1, 2017, Opco issued $500.0 million aggregate principal amount of 6.125% Senior Notes due 2025 and on June 5, 2020, Opco issued an additional $250.0 million aggregate principal amount of Senior Notes. The Senior Notes bear interest at 6.125% per annum and interest is payable on August 15 and February 15 of each year. The Senior Notes mature on August 15, 2025.

Opco may redeem the Senior Notes, in whole or in part, at any time, (i) prior to August 15, 2021, at a price equal to 103.063% of the principal amount thereof, (ii) on or after August 15, 2021 and prior to August 15, 2022, at a price equal to 101.531% of the principal amount thereof and (iii) on or after August 15, 2022, at a price equal to 100% of the principal amount thereof, in each case, plus accrued and unpaid interest, if any, to but not including the redemption date.

As described under “Use of Proceeds” and “Capitalization,” we intend to redeem the Senior Notes in full with the proceeds of this offering, together with the net proceeds from borrowings under the New Term Loan Facility and cash on hand.

For additional discussion on the Senior Notes, see Note 6 to our audited consolidated financial statements included elsewhere in this prospectus and “Description of Certain Indebtedness—Senior Notes.”

Hedging Instrument

On February 28, 2018, Opco entered into an interest-rate swap instrument, pursuant to which it makes payments to a third party based upon a fixed interest rate of 2.725% and receives payments based upon the three-month LIBOR rate, with a $500.0 million notional amount, which mirrors borrowings under the Senior Term Loan Facility. This instrument is intended to reduce our exposure to variable interest rates under the Senior Term Loan Facility. As of May 2, 2021, this instrument resulted in an effective fixed rate of 5.475%, based upon the 2.725% fixed rate plus an applicable margin of either 2.75% or 3.00% depending on Opco’s net total leverage ratio (as calculated pursuant to the Term Loan Credit Agreement), on $500.0 million of borrowings under the Senior Term Loan Facility. The measurement period of the instrument commenced on March 1, 2018 and matures on March 1, 2022.

The fair value of this interest-rate hedging instrument was a $7.1 million, $9.3 million and $12.8 million liability as of May 2, 2021, January 31, 2021 and February 2, 2020, respectively, which is included within other liabilities on our balance sheet. Fair value is based upon the present value of future cash flows under the terms of the contract and observable market inputs (level 2). Significant inputs used in determining fair value include forward looking three-month LIBOR rates and the discount rate applied to projected cash flows.

Purchase Obligations

As of May 2, 2021, the Company had agreements in place with various vendors to purchase goods and services, primarily inventory, in the aggregate amount of $725.7 million. These purchase obligations are generally cancelable, but the Company foresees no intent to cancel. Payment is generally expected to be made during fiscal 2021 for these obligations.

Leases

The Company occupies certain facilities and operates certain equipment and vehicles under operating leases that expire at various dates through the year 2035. Future aggregate rental payments under non-cancelable operating leases as of May 2, 2021 were as follows: $37.6 million in fiscal 2021, $41.5 million in fiscal 2022, $32.4 million in fiscal 2023, $22.3 million in fiscal 2024, $13.8 million in fiscal 2025 and $15.9 million thereafter.

Non-GAAP Financial Measures

In addition to providing results that are determined in accordance with GAAP, we present EBITDA, Adjusted EBITDA, Adjusted EBITDA margin and Net Debt Leverage, which are non-GAAP financial measures. These measures are not considered measures of financial performance or liquidity under GAAP and the items excluded therefrom are significant components in understanding and assessing our financial performance or liquidity. These measures should not be considered in isolation or as alternatives to GAAP measures such as net income attributable to partners’ capital, cash provided by or used in operating, investing or financing activities or other financial statement data presented in the financial statements included in this offering memorandum as an indicator of our financial performance or liquidity.

We define EBITDA as net income attributable to partners’ capital adjusted for depreciation and amortization, provision for income taxes and interest expense. We define Adjusted EBITDA as EBITDA as further adjusted for certain items management believes are not reflective of the underlying operations of our business, including (a) equity-based compensation and (b) expenses associated with acquisition activities. Net income attributable to partners’ capital is the most directly comparable GAAP measure to EBITDA and Adjusted EBITDA. We define Adjusted EBITDA margin as Adjusted EBITDA divided by net sales. We define Net Debt Leverage as total consolidated indebtedness, including of Holdings, less cash and cash equivalents, divided by Adjusted EBITDA.

We use EBITDA, Adjusted EBITDA, Adjusted EBITDA margin and Net Debt Leverage to assess the operating results and effectiveness and efficiency of our business. We present these non-GAAP financial measures because we believe that investors consider them to be important supplemental measures of performance, and we believe that these measures are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Non-GAAP financial measures as reported by us may not be comparable to similarly titled metrics reported by other companies and may not be calculated in the same manner. These measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under GAAP. For example, EBITDA and Adjusted EBITDA:

•	do not reflect the significant interest expense or the cash requirements necessary to service interest or principal payments on debt;

•	do not reflect income tax expenses, the cash requirements to pay taxes or related partner distributions;

•	do not reflect cash requirements to replace in the future any assets being depreciated and amortized; and

•	exclude certain transactions or expenses as allowed by the various agreements governing our indebtedness.

EBITDA, Adjusted EBITDA, Adjusted EBITDA margin and Net Debt Leverage are not alternative measures of financial performance or liquidity under GAAP and therefore should be considered in conjunction with net income attributable to partners’ capital and other performance measures such as gross profit or net cash provided by or used in operating, investing or financing activities and not as alternatives to such GAAP measures. In evaluating Adjusted EBITDA, you should be aware that, in the future, we may incur expenses similar to those eliminated in this presentation.

The following table sets forth a reconciliation of net income attributable to partners’ capital to EBITDA and Adjusted EBITDA for the periods presented as well as a calculation of Adjusted EBITDA margin and Net Debt Leverage for the periods presented:

	Core & Main	Holdings
	Pro Forma Fiscal Year Ended January 31, 2021	Trailing Twelve Months Ended May 2, 2021	Fiscal Year Ended January 31, 2021	Fiscal Year Ended February 2, 2020	Fiscal Year Ended February 3, 2019
	(dollars in millions)
Net income attributable to partners’ capital	$23.6	$82.1	$44.5	$41.2	$36.6
Net income attributable to non-controlling interest	21.5	—	—	—	—
Depreciation and amortization (1)	140.8	141.1	140.8	128.7	114.5
Provision for income taxes	17.3	2.4	1.9	0.5	0.7
Interest expense	44.8	141.4	139.1	113.7	101.1

EBITDA	$248.0	$367.0	$326.3	$284.1	$252.9
Loss on debt modification and extinguishment	54.3	—	—	—	—
Equity-based compensation	25.8	4.1	4.1	4.0	4.1
Acquisition expenses (2)	11.9	9.3	11.9	9.9	2.8
Transaction expenses (3)	2.0	2.3	—	—	—

Adjusted EBITDA	$342.0	$382.7	$342.3	$298.0	$259.8

Other Non-GAAP Data:
Adjusted EBITDA margin:
Adjusted EBITDA	$342.0	$382.7	$342.3	$298.0	$259.8
Net sales	3,642.3	3,855.3	3,642.3	3,388.6	3,201.6
Adjusted EBITDA margin	9.4%	9.9%	9.4%	8.8%	8.1%
Net Debt Leverage:
Total consolidated indebtedness		$2,307.8	$2,311.0	$2,074.0	$1,561.6
Cash and cash equivalents		320.2	380.9	180.9	37.3
Net debt		1,987.6	1,930.1	1,893.1	1,524.3
Adjusted EBITDA		382.7	342.3	298.0	259.8
Net Debt Leverage		5.2x	5.6x	6.4x	5.9x

	Pro Forma Three Months Ended May 2, 2021	Three Months Ended
		May 2, 2021	Jan 31, 2021	Nov 1, 2020	Aug 2, 2020	May 3, 2020	Feb 2, 2020	Nov 3, 2019	Aug 4, 2019	May 5, 2019
		(dollars in millions)
Net income attributable to partners’ capital	$26.4	$32.8	$(1.0)	$26.2	$24.1	$(4.8)	$(12.3)	$24.6	$26.8	$2.1
Net income attributable to non-controlling interest	20.1	—	—	—	—	—	—	—	—	—
Depreciation and amortization (1)	34.7	34.7	35.6	35.5	35.3	34.4	33.6	33.9	31.2	30.0
Provision for income taxes	10.9	0.8	(1.7)	2.9	0.4	0.3	0.4	(0.2)	0.1	0.2
Interest expense	11.2	35.5	35.3	35.6	35.0	33.2	33.1	29.2	26.2	25.2

EBITDA	$103.3	$103.8	$68.2	$100.2	$94.8	$63.1	$54.8	$87.5	$84.3	$57.5
Equity-based compensation	1.5	1.0	1.0	1.1	1.0	1.0	1.0	1.0	1.0	1.0
Acquisition expenses (2)	2.0	2.0	2.3	1.8	3.2	4.6	2.6	5.6	1.1	0.6
Transaction expenses (3)	2.3	2.3	—	—	—	—	—	—	—	—

Adjusted EBITDA	$109.1	$109.1	$71.5	$103.1	$99.0	$68.7	$58.4	$94.1	$86.4	$59.1

Net sales	$1,055.1	$1,055.1	$831.8	$1,012.5	$955.9	$842.1	$733.2	$952.1	$924.0	$779.3
Adjusted EBITDA margin	10.3%	10.3%	8.6%	10.2%	10.4%	8.2%	8.0%	9.9%	9.4%	7.6%

(1)	Includes depreciation and amortization of certain assets utilized in manufacturing processes which are reflected in “cost of sales” in our historical statement of operations.
(2)

Represents expenses associated with acquisition activities, including transaction costs, post-acquisition employee retention bonuses, severance payments, expense recognition of purchase accounting fair value adjustments (excluding amortization) and contingent consideration adjustments. Fiscal 2020 and fiscal 2019 included $7.1 million and $5.8 million, respectively, relating to up-front consideration payments for the LIP acquisition that were recognized as compensation expense over a retention period for certain former executives.

(3)	Includes costs related to this offering.

Recently Issued and Adopted Accounting Pronouncements and Accounting Pronouncements Issued But Not Yet Adopted

See Note 2 of our audited consolidated financial statements.

Critical Accounting Policies and Estimates

A summary of our significant accounting policies is included in Note 2 of our audited consolidated annual financial statements. The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Our estimates and assumptions are based on historical experiences and changes in the business environment. However, actual results may differ from estimates under different conditions, sometimes materially. Critical accounting policies and estimates are defined as those that are both most important to the portrayal of our financial condition and results of operations and require management judgment. Our critical accounting policies and estimates are described below.

Revenue Recognition

Our revenues are earned from contracts with customers. These contracts include written agreements and purchase orders as well as arrangements that are implied by customary business practices or law. The revenue contracts are primarily single performance obligations for the sale of product or performance of services for customers. Revenue is recognized when title is passed to the customer in an amount that reflects the consideration we expect to be entitled to in exchange for the products and services, which is net of sales tax, customer incentives, returns and discounts. For product sales, the transfer of title generally occurs at the point of destination for products shipped by internal fleet and at the point of shipping for products shipped by third-party carriers. Estimates for expected customer incentives, returns and discounts are based on historical experience, anticipated performance and management’s judgment. Generally, our contracts do not contain significant financing as the standard sales terms are short term in nature.

Allowance for Credit Losses

We evaluate the collectability of accounts receivable based on numerous factors, including past transaction history with customers, their creditworthiness and an assessment of lien and bond rights when available. Initially, we estimate an allowance for credit losses as a percentage of aged receivables. This estimate is periodically adjusted when we become aware of a specific customer’s inability to meet its financial obligations (e.g., a bankruptcy filing) or as a result of changes in historical collection patterns. While we have a large customer base that is geographically dispersed, a slowdown in the markets in which we operate may result in higher than expected uncollectible accounts, and therefore, the need to revise estimates for bad debts. To the extent historical credit experience is not indicative of future performance or other assumptions used by management do not prevail, the allowance for credit losses could differ significantly, resulting in either higher or lower future provisions for credit losses.

Inventories

Inventories consist primarily of finished goods and are carried at the lower of cost or net realizable value. The cost of substantially all inventories is determined by the weighted average cost method. We evaluate our inventory value at the end of each quarter to ensure that it is carried at the lower of cost or net realizable value. This evaluation includes an analysis of historical physical inventory results and a review of potential excess and obsolete inventories based on inventory aging and anticipated future demand. Periodically, perpetual inventory records are adjusted to reflect any declines in net realizable value below inventory carrying cost. To the extent historical physical inventory results are not indicative of future results and if future events impact, either favorably or unfavorably, the salability of our products or our relationship with certain key vendors, our inventory reserves could differ significantly, resulting in either higher or lower future inventory provisions. The carrying value of inventory includes the capitalization of inbound freight costs and is net of vendor rebates and purchase discounts for products not yet sold.

Consideration Received from Vendors

We enter into agreements with many of our vendors providing for inventory purchase rebates (“vendor rebates”) upon achievement of specified volume purchasing levels. We accrue the receipt of vendor rebates as part of our cost of sales for products sold based on progress towards earning the vendor rebates, taking into consideration cumulative purchases of inventory to the measurement date and projected purchases through the end of the year. An estimate of vendor rebates is included in the carrying value of inventory at each period end for vendor rebates to be received on products not yet sold. While we believe we will continue to receive consideration from vendors in fiscal 2021 and thereafter, there can be no assurance that vendors will continue to provide comparable amounts of vendor rebates in the future.

Impairment of Long-Lived Assets

Long-lived assets, including property and equipment and finite-lived intangibles, are reviewed for possible impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Management periodically assesses for triggering events and discusses any significant changes in the utilization of long-lived assets, which may result from, but are not limited to, an adverse change in the asset’s physical condition or a significant adverse change in the business climate. To analyze recoverability, we project undiscounted future cash flows over the remaining life of the asset. If these projected cash flows are less than the carrying amount, an impairment loss is recognized based on the fair value of the asset less any costs of disposition. Our judgment regarding the existence of impairment indicators are based on market and operational performance. Future events could cause us to conclude that impairment indicators exist and that assets are impaired. Evaluating the impairment also requires us to estimate future operating results and cash flows that require judgment by management. If different estimates were used, the amount and timing of asset impairments could be affected.

Goodwill

In performing goodwill assessments, management relies on a number of factors including operating results, business plans, economic projections, anticipated future cash flows, transactions and market place data. There are inherent uncertainties related to these factors and judgment in applying them to the analysis of goodwill impairment. Since judgment is involved in performing goodwill valuation analyses, there is risk that the carrying value of our goodwill may be overstated. During the fiscal 2020 annual assessment, we tested goodwill for impairment by performing a quantitative assessment that compared the fair value of the reporting unit with its carrying value. We determined the fair value of our reporting unit through a combination of an income approach based on the present value of discounted cash flows and a market approach based on the sales and EBITDA multiples from operations and purchase transaction of comparable companies. Determining fair value in the income approach required utilization of significant assumptions, including discount rate and sales growth rates. Significant assumptions used in the market approach included EBITDA multiples for the peer public companies. The cash flows employed in the DCF analysis were based on our long-range forecasts and an estimated terminal value. The discount rate used in the DCF analysis was intended to reflect the risks inherent in the future cash flows of the respective reporting unit. For the market approach, we evaluated comparable company public trading values and recent transactions, using EBITDA multiples and sales multiples that were used to value the reporting unit.

During the fiscal 2019 and fiscal 2018 annual assessments, we tested goodwill for impairment by performing qualitative assessments. The qualitative assessments included evaluating economic, industry, regulatory and company specific factors that could impact the reporting unit fair value. These factors included historical and projected financial metrics (including net sales, margins and operating cash flow trends), public equity market trends, changing tax law and evaluation of the markets we serve.

We test goodwill during the fourth quarter of each year for impairment, or more frequently if certain indicators are present or changes in circumstances suggest that impairment may exist. When the book value exceeds the fair value of the goodwill, we record an impairment charge equal to this difference.

Acquisitions

We enter acquisitions to strategically expand in underpenetrated products and markets. When we acquire a business or assets that are determined to meet the definition of a business, we allocate the purchase consideration paid to acquire the business to the assets and liabilities acquired based on estimated fair values at the acquisition date, with the excess of purchase price over the estimated fair value of the net assets acquired recorded as goodwill. If during the measurement period (a period not to exceed 12 months from the acquisition date) we receive additional information that existed as of the acquisition date but at the time of the original allocation described above was unknown to us, we make the appropriate adjustments to the purchase price allocation in the reporting period that the amounts are determined.

For each acquisition, we value intangible assets acquired which may include customer relationships, non-compete agreements and/or trademarks. Customer relationship intangible assets represent the value associated with those customer relationships in place at the date of the acquisition. We value customer relationships using an excess earnings method using various inputs such as customer attrition rate, revenue growth rate, gross margin percentage and discount rate. Cash flows associated with the existing relationships are expected to diminish over time due to customer turnover. We reflect this expected diminishing cash flow through the utilization of an annual customer attrition rate assumption and in its method of amortization. Non-compete intangible assets represent the value associated with non-compete agreements for former executives in place at the date of the acquisition. Trademark intangible assets represent the value associated with the brand names in place at the date of the acquisition.

Income Taxes

Substantially all of our sales and operations are within the U.S., and Holdings is a partnership for income tax purposes. For U.S. federal and most state income taxes, a partnership is not subject to income tax. Instead, Holdings’ U.S. income tax activity is allocated to individuals and entities affiliated with CD&R, Management Feeder and Core & Main Buyer, Inc. (“Buyer”). Holdings’ partnership state and local taxable income, with the exception of Texas, Tennessee, Oregon (starting in fiscal 2020), Connecticut, New York City and certain other U.S. municipalities, is allocated to individuals and entities affiliated with CD&R, Management Feeder and Buyer. Texas, Tennessee, Connecticut, Oregon, New York City and certain other U.S. municipalities subject partnerships to income tax. Our income that is allocated to Buyer is subject to corporate federal and state income tax in substantially all fifty states. Where we are taxed, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in income tax rates is recognized as income or expense in the period that includes the enactment date.

Off-Balance Sheet Arrangements

We had no off-balance sheet arrangements as of May 2, 2021.

Critical Quantitative and Qualitative Disclosures about Market Risk

In the normal course of conducting business, we are exposed to certain risks associated with potential changes in market conditions. These risks include fluctuations in interest rates and commodity prices, including price fluctuations related to our commodity-based products.

Interest Rate Risk

Our credit facilities bear interest at a floating rate, generally LIBOR plus an applicable margin. As a result, we are exposed to fluctuations in interest rates to the extent of our net borrowings under the Senior Term Loan Facility and the Senior ABL Credit Facility, which were $1,257.8 million at May 2, 2021. As of May 2, 2021, assuming LIBOR exceeded 1.00% and excluding the impact of any interest rate hedging instruments, each one percentage point change in interest rates would result in an approximately $12.6 million change in the annual interest expense on the Senior Term Loan Facility. As of May 2, 2021, assuming availability was fully utilized and excluding the impact of any interest rate hedging instruments, each one percentage point change in interest rates would result in an approximately $6.8 million change in annual interest expense on the Senior ABL Credit Facility. See “—Key Factors Affecting Our Business—Interest Rates.” In addition, as of May 2, 2021, on a pro forma basis after giving effect to the application of the net proceeds of this offering, the net proceeds of borrowings under the New Term Loan Facility and cash on hand to refinance our existing indebtedness, assuming LIBOR exceeded the applicable floor for the New Term Loan Facility and excluding the impact of any interest rate hedging instruments, we expect each one percentage point change in interest rates would have resulted in an approximately $15.0 million increase in annual interest expense on the New Term Loan Facility. Moreover, assuming availability under the New ABL Credit Facility was fully utilized and excluding the impact of any interest rate hedging instruments, we expect each one percentage point change in interest rates would have resulted in an approximately $8.5 million increase in annual interest expense on the New ABL Credit Facility.

Credit Risk

We are exposed to credit risk on accounts receivable balances. This risk is mitigated due to our large, diverse customer base. In fiscal 2020, our 50 largest customers accounted for approximately 10% of our net sales, with our largest customer accounting for less than 1% of net sales. We maintain provisions for potential credit losses and such losses to date have normally been within our expectations. We evaluate the solvency of our customers on an ongoing basis to determine if additional allowances for doubtful accounts receivable need to be recorded. We have historically not been exposed to a material amount of uncollectible receivable balances.

Commodity Price Risk

We are exposed to price fluctuations in commodity-based products and our ability to reflect these changes, in a timely manner, in our customer pricing. Such commodity-based products include PVC, ductile iron, fusible HDPE and steel and copper pipe and tubing products. Our operating performance may be affected by both upward and downward price fluctuations. To the extent we are able to pass price increases on to our customers in a timely manner, increases in our product costs correspondingly increase the price levels of the products we sell. Conversely, decreases in our product costs can correspondingly reduce our margins if we are required to lower the price levels of the products we sell in order to remain competitive in our markets. We are also exposed to fluctuations in petroleum costs as we deliver a substantial portion of the products we sell by truck. We seek to minimize the effects of inflation and changing prices through economies of purchasing and inventory management resulting in cost reductions and productivity improvements as well as price increases to maintain reasonable gross margins. Such commodity price fluctuations have from time to time produced volatility in our financial performance and could do so in the future.

BUSINESS

Our Company

We are a leading specialized distributor of water, wastewater, storm drainage and fire protection products, and related services, to municipalities, private water companies and professional contractors across municipal, non-residential and residential end markets nationwide. Our specialty products and services are used in the maintenance, repair, replacement and construction of water and fire protection infrastructure. We are one of only two national distributors operating across large and highly fragmented markets, which we estimate to represent approximately $27 billion in annual spend.

Through our network of approximately 285 branch locations in 47 states and approximately 170 MSAs across the U.S., we serve as a critical link between over 4,500 suppliers and a diverse and long-standing base of over 60,000 customers. Given our scale, technical expertise and the specialized and critical nature of the products we distribute, we believe we have been, and will continue to be, well-positioned to drive the adoption of new technologies that enhance the way water is managed, distributed and used. We believe that our sales reach, technical knowledge, broad product portfolio, customer service, project planning and delivery capabilities, and ability to provide local expertise nationwide, make us a critical partner to both our customers and suppliers. We are well-positioned to benefit from industry trends in our end markets, including infrastructure spending to repair and upgrade existing aged infrastructure or to advance water conservation.

Our company and our people are committed to the provision of safe and sustainable water infrastructure throughout the U.S. Our mission is to serve as an industry leader supplying local expertise, products and services to build innovative water, wastewater, storm drainage and fire protection solutions for the communities we serve. The best solutions for distributing and conserving water vary by climate, geography, local regulation and engineering specifications. Similarly, in water infrastructure, one size does not fit all, which is why we strive to offer customers local expertise supported by a nationwide network of resources. We support our customers and their communities in their efforts to find both short- and long-term solutions to conserve water and manage consumption. We embrace our responsibility in contributing to the continued evolution of our industry over the long term, developing future leaders, providing innovative technology solutions and giving visibility to the critical importance of sustainable water infrastructure and fire safety systems.

In August 2017, we were acquired by CD&R from HD Supply and subsequently rebranded as Core & Main. Following our separation from HD Supply, we surveyed our best resource, our associates, to find a new name for our organization. “Core” represents both our core values and our focus on maintaining the core of our nation’s infrastructure. “Main” stems from our presence in local markets where we maintain the main water lines on every town’s Main Street as well as from our position as the main supplier that our customers can count on. In serving our communities, we live at the intersection of Core & Main. Since the separation, we have seized various opportunities to better realize our growth potential, delivering net sales growth at a CAGR of 9.6% from fiscal 2017 through the trailing twelve months ended May 2, 2021, with organic growth contributing over half of such growth. We have accelerated our fusible pipe and smart metering initiatives, opened eight new greenfield locations, improved our strategic planning capabilities and built out a dedicated mergers and acquisitions team. In the last 15 quarters, we have successfully integrated 12 acquisitions, including two of the largest acquisitions in our company’s history: LIP in July 2019 and R&B in March 2020.

For fiscal 2020, we reported net sales, net income attributable to partners’ capital and Adjusted EBITDA of $3,642.3 million, $44.5 million and $342.3 million, respectively. For the three months ended May 2, 2021, we reported net sales, net income attributable to partners’ capital and Adjusted EBITDA of $1,055.1 million, $32.8 million and $109.1 million, respectively. For a reconciliation of Adjusted

EBITDA to net income attributable to partners’ capital, the most comparable GAAP financial metric, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.” As of May 2, 2021, we had total consolidated indebtedness of $2,307.8 million and $163.5 million in outstanding lease commitments. In addition, as of May 2, 2021, after giving effect to $9.0 million of letters of credit issued under the Senior ABL Credit Facility, Opco would have been able to borrow $681.8 million under the Senior ABL Credit Facility. As of May 2, 2021, on a pro forma basis after giving effect to the application of the net proceeds of this offering, the net proceeds from borrowings under the New Term Loan Facility and cash on hand to refinance our existing outstanding indebtedness, we would have had total consolidated indebtedness of approximately $1,500.0 million under the New Term Loan Facility. In addition, as of May 2, 2021, we expect Opco would have been able to borrow approximately $697.9 million under the New ABL Credit Facility. See “Prospectus Summary—Recent Developments—Refinancing” and “Use of Proceeds.”

Customers, Suppliers and Products

Our customers choose us for our breadth of products, extensive industry knowledge, familiarity with local specifications, convenient branch locations and timely and reliable delivery. We utilize our deep supply chain relationships to provide customers with a “one-stop-shop” experience and customized support in their efforts to maintain and construct water, wastewater, storm drainage and fire protection systems. Our geographic footprint allows us to serve both smaller, local customers and larger, national customers with relevant expertise and the right inventory on hand. Our local sales associates take a consultative approach, using knowledge of the local regulatory requirements and specifications to provide customer-specific product and service solutions. We are often deeply involved in our customers’ planning processes, and we believe our ability to support our customers by converting engineered drawings and specifications into accurate and comprehensive material project plans (“take-offs”) gives us a significant competitive advantage. For specific smart metering, treatment plant and fusible pipe solutions, our sales associates partner with our dedicated team of nearly 175 national and regional product specialists to assist customers in project scoping and specialized product selection. Our technical knowledge and experience are complemented by our proprietary customer-facing digital technology tools. Our PowerScope bidding platform and Online Advantage and Mobile Advantage customer portals enable us to work closely and efficiently with our customers in material management, timely inventory purchasing, quoting and coordinated jobsite delivery. We believe our customer-facing technology tools build customer loyalty and drive repeat business, and also create a competitive advantage versus smaller competitors who may not have the scale or resources to provide similar technology or services.

We have a fragmented customer base that consists of over 60,000 customers. Our top 50 customers represented approximately 10% of net sales for fiscal 2020, with our largest customer accounting for less than 1% of net sales. We have long-tenured relationships with our customers, as approximately 84% of our net sales for fiscal 2020 were to customer accounts that purchased products from us in each of the last five years, and we expect to continue to derive a significant portion of our net sales from our existing customers in the future. Our ability to serve as a “one-stop-shop” for the wide array of customer needs represents a differentiated value proposition compared to smaller competitors, who may not have the product breadth, specialization, local and industry expertise or technical service capabilities to match our comprehensive product and service offering. We also have a specialized team focused on serving strategic accounts, which include large private water companies and national contractors. We believe that we are better positioned than our competitors to serve these national customers on larger projects requiring dedicated sales personnel, greater technical expertise and more complex or specialized procurement needs.

Customer Diversity	Customer Tenure
(percent of fiscal 2020 net sales)	(percent of fiscal 2020 net sales)

We have a diverse base of suppliers who view us as integral partners. We have strong relationships with our suppliers due to our long history in the industry, substantial purchasing scale, national footprint and ability to reach a fragmented customer base. We believe we are the largest volume customer for many of our suppliers, leading to favorable purchasing arrangements regarding product availability, payment terms and pricing. Our scale also enables us to secure exclusive or restrictive distribution rights in key product categories and to provide key products to customers that are unavailable to our competitors. We believe that our size and scale, supplier relationships and technical knowledge of products and local specifications enable us to obtain preferred access to specialized products and preferred access to products during periods of material shortages or when shorter-than-usual lead times are required for certain projects. This provides us with a significant competitive advantage versus smaller competitors, particularly for large and complex projects. Our largest single supplier represented 9% of product expenditures for fiscal 2020, and our top ten suppliers represented 42% of total product expenditures during the same period. In the future, we will seek to maintain a diverse base of suppliers, and we do not expect that our historical supplier concentration trends will materially change. We strategically conduct business with our top suppliers in order to optimize our scale advantages, but we also have the flexibility to source the majority of our products from a number of alternate suppliers when necessary.

We offer a comprehensive portfolio of approximately 200,000 SKUs covering a full spectrum of specialized products used in the maintenance, repair, replacement and construction of water, wastewater, storm drainage and fire protection systems across the municipal, non-residential and residential end markets. Our product lines are categorized as set forth in the table below. Within our expansive product portfolio, we offer private label products, including valves, fittings, restraints and other miscellaneous products sold under the name brands of Brecco, Lansdale, Gemlock and Albany Pipe & Nipple. In fiscal 2020, internally sourced products represented approximately 1% of our total product expenditures. We complement our product portfolio with value-added service offerings and technical solutions, including fabrication services in certain geographical regions that reduce labor, time and cost for our customers. The breadth of our comprehensive product and service offerings allows us to provide our customers with a “one-stop-shop” to meet their everyday project needs.

The table below outlines our key products and their percentage of net sales in fiscal 2020:

	Percent of Fiscal 2020 Net Sales	Applications	Representative Products
Pipes, Valves & Fittings	65%

Used in the distribution, flow control and service and repair of underground water, wastewater and reclaimed water transmission networks.

Includes pipe, which typically range in diameter from 1/2” to 60”; valves, which are often engineered to meet the needs of each specific project; hydrants, which vary based on local specification and regulations; fittings, made from a variety of materials depending on local specifications and regulation; and other complementary products and services. Pipe materials include PVC, ductile iron, HDPE, steel and copper tubing.

Storm Drainage	14%

Used in the construction of storm water and erosion control management systems.

Includes corrugated piping systems, retention basins, manholes, grates and other related products.

Our storm drainage product offering varies by market depending on local codes and engineering specifications.

Fire Protection	11%

Serves fire protection installers in the commercial, industrial and residential construction markets.

Includes fire protection pipe, sprinkler heads and devices as well as custom fabrication services.

Our fire protection products meet strict quality standards, and our offering often varies by market based on local specifications, regulations and fire codes.

Meters	10%

Used for water volume measurement and regulation.

Includes smart meter products, installation, software and other services.

Our smart meters and advanced metering technology provide labor savings benefits for our municipal customers and help reduce water loss through leak detection.

Footprint, Operations and Talent

We operate a branch-based business model consisting of approximately 285 branches that are strategically located near our customers, and we have approximately 3,700 total associates. At the local level, each branch aims to carry a range of product lines, brands and inventory levels suited to specifications and customer preferences. Our local presence allows our branch managers and team of sales representatives to provide a consultative sales approach and value-added services tailored to local needs and specifications and to respond to both immediate and longer-term project needs. We form our pricing strategy at a national level, and our national and local pricing teams continuously monitor trends along the supply chain to proactively adjust pricing on our products and to remain competitive throughout our local markets.

Our specialized fleet of equipment allows us to deliver materials to our customers’ worksites in a timely and cost-efficient manner. We operate approximately 850 delivery trucks and approximately 350 trailers. Our fleet, in conjunction with our branch network, enables us to coordinate the logistics of jobsite delivery and provide reliable, consistent support to our customers.

We have a large and experienced team of approximately 1,700 sales and field management personnel. This includes our district and branch managers, regional vice presidents who manage multi-state territories and approximately 500 field sales representatives who operate within local territories and have strong relationships with individual customers. Our associates actively participate in, and often lead, industry trade associations, which contribute to industry best practices for quality, ethics and safety at the state, regional and national levels. These groups help educate our industry, legislators and the public by raising awareness of our nation’s water infrastructure needs, which helps drive investment in water infrastructure necessary to address the growing infrastructure gap.

Our management approach and compensation structure foster an entrepreneurial culture in which managers have significant autonomy to run their branches based on local conditions, and associates are rewarded for achieving growth and profitability. As a result, we believe that we are able to recruit and retain some of the industry’s best managers and sales representatives, who have extensive experience and are focused on customer service and achieving strong financial results. Our incentive plans are closely tied to overall financial performance and working capital optimization, balancing growth, profitability and investment at our local branches.

The map below shows our current branch locations, illustrating our strategic footprint across the U.S.:

Commitment to ESG

Our business strategy and operations align with our goal of providing safe and sustainable infrastructure for generations to come. Our focus on ESG matters is foundational to who we are as a company. Preserving the earth’s most valuable resource and providing clean and safe water to our communities are at the core of what we do. Our products and services are integral to building, repairing and maintaining the essential infrastructure of water, wastewater, storm drainage and fire protection systems. Water is a finite resource, and community water supply challenges, including natural flooding, contamination and drought, continue to increase in severity. We partner with our customers to help ensure water resources and facilities are available to meet each local community’s short- and long-term needs. Our water and wastewater products help preserve and conserve water and prevent wastewater spillage and flooding that can cause devastating problems and reduce local quality of life. In addition, our fire protection products save lives and are critical to the health and safety of our communities.

Our success is built on relationships of trust, and acting with honesty and integrity in each choice we make is one of our core values. We invest in the development, well-being and safety of our people, which is a priority across all of our operations. We offer training and development to the industry by inviting our suppliers, customers and associates to both teach and learn virtually, in our classrooms and at our branches. We are committed to developing a diverse talent pipeline and preparing our associates for a bright future in our industry. Through our award-winning training programs, we focus on developing extraordinary leaders at all levels to position our associates for success. As industry leaders, we are committed to driving social change in our business by empowering women through our internally developed Women’s Network, which supports the development and growth of women in our industry. We have expanded our diversity and inclusion initiatives to access more diverse talent and established our Diversity, Inclusion and Belonging Advisory Council to provide our company with new perspectives and enhance business decision-making. We have developed a dedicated veterans hiring initiative, as we believe their leadership experience, commitment and problem-solving skills are critical to our success as an organization. We believe that our focus on ESG matters improves our ability to attract top talent to our organization and drive employee engagement, which becomes a competitive advantage.

We prioritize the safeguarding of our communities at large. In 2019, we established the Core & Main Caring Fund to provide financial assistance to associates facing significant hardship during a crisis. Each of our approximately 285 branches is empowered to decide how best to support their local communities—from food banks and scholarships to local fundraisers, our teams spend their local funds where they will have the greatest impact. Our associates are able to make individual contributions through automated payroll deductions that support some of those same organizations.

In 2020, we released our inaugural ESG Report, an important step in demonstrating and communicating our commitment to ESG. Over time, we intend to publish specific goals and targets in accordance with recognized reporting standards. We believe that our focus on ESG matters and sustainability will benefit our business by enhancing our relationship with our associates, our customers, our suppliers and the communities in which we operate.

Our Industry

We believe we have built a leading position in our addressable market for the distribution of water, wastewater, storm drainage, erosion control and fire protection products, and related services, which we estimate to represent approximately $27 billion in annual spend. We estimate that combined net sales by Core & Main and our largest competitor, the only other national distributor in the industry, accounted for approximately 30% of net sales to end users in fiscal 2020. The remainder of the market is served by hundreds of regional, local and specialty niche distributors, as well as, to a smaller degree, sales by manufacturers to end users. Our addressable market includes certain product categories that are underpenetrated, and we have a clear strategy to expand our share in these growing markets.

We believe there is a growing opportunity in our industry for both customers and suppliers to utilize distributors rather than directly sourcing from manufacturers. The role of the specialized distributor within the value chain is becoming increasingly important as our fragmented customer base demands higher levels of availability across a broad set of products, which are procured from a large number of suppliers. We seek to enhance our value proposition as a distribution partner by offering specialized product selection and project scoping and management, making us an integral part of our customers’ project planning and execution.

We have diversified end market exposure, and we believe there are positive industry trends supporting long-term growth in our markets. Our net sales are driven by activity in three primary construction sectors: (i) municipal; (ii) non-residential; and (iii) residential. We believe we are well-positioned to benefit from long-term growth in municipal water infrastructure spending, including future accelerated federal, state and local investments to repair and upgrade existing aged infrastructure or to advance water conservation, especially in response to climate changes and storm-driven containment and drainage issues. We believe we can also capitalize on expected growth in residential and non-residential construction activity, both of which remain below long-term historical averages, and are expected to benefit from population growth, the historical under-build of housing versus household formations, historically low interest rates, demographic shifts from the cities to the suburbs and the need for commercial, industrial and other non-residential structures to support that residential growth.

Our business is well-balanced between repair and replacement and new construction projects, as shown in the charts below for fiscal 2020. Our repair and replacement revenues have come to represent a large portion of our business as the U.S.’s water infrastructure has aged and municipalities have become increasingly focused on water conservation.

Estimated End Market Mix	Estimated Repair & Replace vs. New Construction

Municipal

We estimate that approximately 45% of our net sales in fiscal 2020 were to contractors and municipalities for municipal projects, including the repair, replacement, upgrade and construction of water and wastewater supply, filtration, storage and distribution systems. Municipalities establish local product specifications, and given our extensive geographic footprint, we believe we are best equipped to anticipate and serve local needs as well as large private underground utility contractors who require national reach and an extensive product offering.

Municipal demand has exhibited steady growth over the long term due to the consistent and immediate need to replace aged or broken water infrastructure. However, due to limited available funding, the pace of investment has significantly lagged the need to upgrade water systems throughout the U.S. and has resulted in significant underinvestment in water supply, water safety and wastewater management. The average age of water and wastewater pipes in 2020 was 45 years, up 20 years from 1970.13 More than 600 municipalities still use 200-year old cast iron pipe systems,14 and there are approximately 300,000 waterline breaks every year, representing the equivalent of a water line break every two minutes.15 Significant investment is needed to close the growing water infrastructure gap: an additional estimated $2.2 trillion will be required for repairs and upgrades over the next 20 years.16 The U.S. government is currently discussing the parameters for what we believe could be one of the most substantial infrastructure investment bills in the country’s history. In the coming years, we expect increased federal infrastructure investment to have a core focus on the upgrade, repair and replacement of municipal waterworks systems and to address demographic shifts and serve the growing population. We believe these dynamics create the backdrop for a favorable funding environment and accelerated investment in projects that will benefit our business. Before consideration of any incremental federal investment, we estimate municipal spending on water and wastewater infrastructure projects will grow at low single digit rates through 2023.

Municipal Infrastructure Spend17

Non-Residential

We estimate that approximately 37% of our net sales in fiscal 2020 were directly related to clean water and wastewater infrastructure, storm drainage and fire protection systems supporting U.S. non-residential activity, including industrial, commercial, institutional, warehouse and multi-family development projects. Our products are often installed while breaking ground on new lot development during the initial construction phase, though some products, like storm drainage, are used during both new construction and repair and replace activities. Our fire protection products are typically installed at later stages of construction projects compared to most of our products and exhibit less seasonal patterns because they are generally installed indoors and are therefore less impacted by weather conditions. We believe that non-residential construction starts combined with non-residential construction spending are good indicators of demand for our products and services due to the mix of products we supply to this end market.

The U.S. non-residential construction market had been in a long recovery period until growth slowed in 2020 during the COVID-19 pandemic. As lockdowns are eased and vaccination levels in the U.S. increase, we expect non-residential construction starts to rebound and follow residential building

[13]	Source: Bluefield Research, Water Industry 4.0 Focus Report 15 (2019).
[14]	Source: Bluefield Research, A Material Shift in the U.S. Pipe Market 6 (2020).
[15]

Source: Mary Scott Nabers, 2021 Prime for Water Infrastructure Contracting Opportunities, Water Online (Dec. 16, 2020) https://www.spartnerships.com/2021-prime-for-water-infrastructure-contracting-opportunities.

[16]	Source: Value of Water Campaign, The Economic Benefits of Investing in Water Infrastructure 14 (2020).
[17]

Source: U.S. Congressional Budget Office, Public Spending on Transportation and Water Infrastructure, 1956 to 2017 (2018). All periods after 2017 are based on management estimates and do not reflect the opinions of the U.S. Congressional Budget Office.

activity. We estimate spend on non-residential construction projects to grow at low-to-mid single digit rates through 2023.

Non-Residential Starts18

Residential

We estimate that approximately 18% of our net sales in fiscal 2020 were directly related to clean water and wastewater infrastructure projects to supply and service U.S. residential activity. Similar to non-residential activity, residential spending in our industry is driven by new lot development, with residential single-family housing starts providing an indicator of demand for our products and services.

U.S. residential construction activity accelerated in 2020 and is expected to continue to grow as a result of population growth, low inventory, historically low interest rates and a demographic shift to the suburbs from large cities. Although residential construction starts at the end of 2020 were approximately equal to long-term averages, the historical under-build of housing in the U.S. compared to household formations implies significant pent-up demand for continued strong growth going forward. We estimate residential construction starts to grow at mid-to-high single digit rates through 2023.

[18]	Source: Dodge Data & Analytics, Non-Residential Construction Starts. Forward-looking data based on management estimates of non-residential starts measured by non-residential square footage developed.

Residential Starts (Single-Family)19

Our Competitive Strengths

Size and Scale in a Fragmented Market

We are a leading distributor of water, wastewater, storm drainage and fire protection products, and related services, as measured by net sales with approximately 14% market share in fiscal 2020, and one of only two national distributors in the industry. In fiscal 2020, we sold over 30,000 miles of pipe, a distance equivalent to 12 times the length of the Mississippi River. We have built an expansive geographic footprint in a highly fragmented industry, allowing us to service all 50 states and establish a leading market position in many of the local markets we serve. Our national scale provides valuable geographic diversification that makes us resilient to various regional shocks, including significant weather events, relative to our local and regional competitors, and allows us to cost-effectively further invest in critical capabilities and efficiencies. Our broad and deep industry relationships and expertise, proprietary information technology and ability to attract top talent are just a few examples of ways we continue to build our value proposition and expand our market share. As investment in our nation’s water infrastructure continues to elevate in focus, we believe these capabilities will make customers and suppliers increasingly rely on us to serve and protect their communities.

Strong Value Proposition and Pivotal Role in Shaping Our Industry

We play a critical role in the supply chain by connecting a large and diverse set of suppliers with a highly fragmented customer base. Our customers benefit from our technical expertise, the quality of our customer service, our purchasing capabilities, our product breadth and availability and the convenience of our branch locations, which allows us to provide consistent and timely delivery. Combined, these capabilities provide advantages relative to smaller, local competitors and allow us to attract business from large, high-quality and multi-regional contractors and municipalities with more complex projects. Our suppliers recognize our value proposition to customers, and we believe they increasingly view us as an integral partner given our understanding of local and regional markets and our ability to extend their sales and geographic reach. This enables us to benefit from more favorable supplier agreements and product availability, as well as opportunities for product line exclusivity and

[19]

Source: Residential Construction Historical Time Series, United States Census, https://www.census.gov/construction/nrc/historical_data/index.html. Forward-looking data based on management estimates of total residential housing units started.

restrictive distribution arrangements. These exclusive and restrictive distribution rights limit new entrants into our industry and provide a significant and sustainable competitive advantage.

We are proud of our industry leadership and embrace this responsibility by advocating for safe water and fire protection infrastructure in our communities, developing industry-leading talent, driving new product adoption and bringing new technologies to our addressable markets. For example, we are driving the acceleration of an important transition in the smart meter market as municipalities increasingly seek to replace dated metering technology and upgrade to smart or automated meters with labor savings and water conservation benefits. Through our CORE+ Smart Utility services, our turn-key offering that combines not only project management, installation, hardware and software, but also lifelong meter system management, we enhance utility providers’ monitoring capabilities and efficiency. By bringing technical resources and advanced metering technology to underserved municipalities, we help support their water conservation efforts, ultimately reducing the economic costs of water system failures. We are well-positioned to continue to shape our industry through technological advancements, which further strengthens our relationships with customers and suppliers.

Multiple Levers for Organic Growth

We have a track record of growing faster than our underlying addressable market as our scalable platform provides multiple levers for driving organic growth. We have increased our estimated share of our addressable market from approximately 11% in fiscal 2017 to approximately 14% in fiscal 2020 through our organic growth initiatives and acquisitions. Over the past few years, we have invested in our scalable platform ahead of growth and made investments in additional talent, corporate infrastructure and information systems.

Our significant competitive advantages, customer-centric service and ability to leverage our national network support our ability to expand our customer base and gain share with customers in existing MSAs. We also focus on increasing sales of high-growth, margin-accretive products and partnering with our preferred suppliers to drive the adoption of innovative technologies, like smart-metering. For example, we are driving adoption of fusible products and related services, including fusible HDPE pipe, which we support with fabrication services and fusion equipment sales and rentals.

We have opportunities to expand our presence in underserved geographies through investments in sales talent and greenfield expansion. We utilize a data-driven strategy to identify and evaluate these underserved markets. Accordingly, we have also identified a number of underpenetrated product categories in large and attractive markets, like erosion control, where we can grow and enhance our market share.

Through our strategic accounts program, we directly partner with large national contractors and private water companies, who typically pursue large, complex projects or have specialized procurement needs. Sales through our strategic accounts program represented less than 5% of our fiscal 2020 net sales. We believe that we are well-positioned to grow share due to our dedicated sales team that includes engineers and other experts who can provide significant insights on large, complex projects, including cases in which our customers are asked to design and build new water systems or wastewater treatment plants. Our partnerships with these customers extend throughout the entire project lifecycle, from the pre-bidding design phase to post-project support. We believe our strategic partnerships and national supplier relationships will continue to generate cross-selling opportunities and future business while driving adoption within our distribution model.

Proven Ability to Execute and Integrate Acquisitions

Given the highly fragmented and localized nature of our markets, we maintain a robust pipeline of future acquisition candidates. We believe we are widely viewed as the acquirer of choice given our reputation, culture, scale, ability to effectively integrate acquisitions and experience developing industry-leading talent. We provide robust financial and technical resources, increased product access, stability and a wealth of industry expertise to the businesses we acquire, allowing them to maintain their local presence and entrepreneurial spirit while gaining the support of a nationwide company.

We have a proven track record of using a disciplined approach to identify, execute and integrate acquisitions. Since becoming an independent company in August 2017, we have completed 12 acquisitions, representing approximately $500 million in aggregate historical annual pre-acquisition net sales at attractive multiples. Our completed acquisitions strengthened our presence in certain local markets, enhanced our product and private label offerings and added valuable talent. Our acquisition strategy also allows us to strategically expand our product offering of underpenetrated products, such as erosion control and other categories with large and attractive addressable markets, in which we have a significant growth opportunity. Our favorable supply chain relationships and integration strategy allow us to achieve significant synergies through gross margin expansion as well as operational improvements.

Differentiated Service Offerings Enhanced by Proprietary Technology Tools

We believe our service capabilities and operational approach differentiate us from our competition. At the local level, each branch aims to carry a range of product lines, brands and inventory levels tailored to local specifications, regulations and customer preferences to effectively respond to customers’ immediate and long-term project needs. Customers rarely come to our branches with a list of products they need, instead presenting our field personnel with engineered drawings. Our value proposition is derived from our combination of technical expertise, product availability, customer service and planning capabilities. Our associates are specifically trained in project scoping and planning, often performing digital “take-offs” by curating a product list and custom solutions, leveraging our regional and national network of product specialists to find a solution tailored to our customers’ needs.

We complement this knowledge and sales expertise with our proprietary technology platforms that incorporate decades worth of experience from our specialized industry focus and insights into customers’ planning and sourcing needs. Our PowerScope bidding platform and Online Advantage and Mobile Advantage customer portals build customer loyalty by facilitating a more seamless bidding, planning, materials management and delivery experience. Overall, we believe our service capabilities and technology tools are sophisticated, scalable and differentiated from those of our competitors.

Beneficial Industry Trends

We expect to benefit from accelerating municipal and private construction end market demand as investment in water infrastructure and a focus on water conservation increase and the need for new and upgraded water systems grows with increased residential and non-residential construction activity. In March 2021, Congress passed the $1.9 trillion COVID-19 relief bill, which includes $350 billion of funding for states and local governments. We believe this funding will promote investment in much-needed upgrades and modernization to water infrastructure systems and that we are well-positioned to benefit from any such spending or potential future infrastructure legislation. As a national distributor and market leader in our industry, we believe we will be able to capitalize on strong expected growth in residential construction and the ensuing non-residential construction that typically follows that growth.

We expect the trend among our customers of increasingly favoring distribution over direct sourcing will continue and that our national footprint, broad product availability, high level of technical expertise and exceptional customer service will enable us to not only benefit from the continued shift in market share to the distribution channel but also to gain share disproportionately to our competitors.

The impact of climate change and increased natural flooding disasters have highlighted the need in the U.S. for improvements in storm drainage infrastructure solutions, including corrugated HDPE piping systems, storm water retention basins and other underground storm water management systems. The U.S. has sustained 258 weather and climate disasters each exceeding $1 billion in damages since 1980, including 22 in 2020, with aggregate damages in excess of $1.7 trillion.20 As flooding events accelerate, storm water management systems with higher water volume handling capabilities become more critical to avoiding disasters, and we are well-positioned to support this increasing need. There is also an increasing demand for solutions to restoring and reusing water, particularly in areas of the country facing threats from droughts. Our reclaimed water products help address these water shortage concerns.

Attractive and Resilient Financial Profile

Our strong competitive position has contributed to a track record of consistent above-market growth and profitability improvement. Since our separation from HD Supply, we have achieved net sales growth at a CAGR of 9.6% from fiscal 2017 through the trailing twelve months ended May 2, 2021, growing faster than our underlying addressable market and thus increasing our estimated market share from approximately 11% in fiscal 2017 to approximately 14% in fiscal 2020. Over half of our growth rate during this period was related to organic growth. Furthermore, our Adjusted EBITDA margin expanded approximately 130 bps from fiscal 2018 to fiscal 2020. We believe that the diversified nature of our end markets, customer base, product offerings and geographic footprint provides increased stability for our business relative to distributors operating on a smaller scale. The municipal, residential and non-residential construction end markets have historically operated on different cycles and benefit from varied demand drivers. Moreover, our highest revenue concentration is in the municipal end market, which has historically been more resilient relative to construction end markets given the consistent need for maintenance and repair of existing infrastructure. For additional information about, and a calculation of, Adjusted EBITDA margin, which is a non-GAAP measure, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

We have a long and established track record of strong cash flow generation. Our capital requirements to organically grow and maintain our branch network have historically been very low, averaging below 0.5% of annual net sales. Moreover, our strong supplier relationships and favorable payment terms result in a low cost of inventory. Our working capital optimization provides both counter-seasonal and counter-cyclical stability, allowing us to invest and build working capital during growth periods, yet remain agile in the event of a potential industry-level decline. Our strong and resilient cash flow metrics have allowed us to materially reduce our Net Debt Leverage while also executing 12 acquisitions and pursuing numerous organic growth opportunities.

The resilience of our business and our end markets has been exemplified during the COVID-19 pandemic. We have continued to operate as an essential business, providing products and services to our customers that they need to invest in and maintain our nation’s infrastructure. We have effectively managed costs and demonstrated agility in implementing new protocols to help ensure the safety of our associates, while responding quickly to changes at the local level. Despite the challenges that the COVID-19 pandemic created for many industries, our industry has generally remained active, and we have been able to deliver positive sales and earnings growth (on a year-over-year basis) each quarter throughout fiscal 2020.

[20]	Source: Bluefield Research, Stormwater Opportunity Reinforces Quikrete Deal 2 (2021).

Strong and Highly Experienced Management and Sales Team

We have highly experienced management and sales teams, including our executive team, regional vice presidents, district managers, branch managers and field sales representatives, which allow us to effectively implement our operating model, manage our branches and maintain and grow our relationships with our customers. We believe the autonomy of district and branch managers not only allows us to focus on our local markets, but also helps foster a culture of learning to help develop our future leadership. The executive management team has deep functional and business expertise with average industry experience that exceeds 20 years. Our leaders have an exceptional track record of managing the business across economic cycles and achieving impressive organic growth. Our approximately 500 field sales representatives have an average of 15 years of experience. Our sales team’s knowledge of local regulatory requirements and specifications differentiates us from our competitors and allows us to provide customer-specific product and service offerings, which we believe helps us win across our local markets.

Our Strategies

We intend to capitalize on our competitive strengths to deliver profitable growth and create shareholder value through the following core strategies:

Utilize Scale and Platform to Accelerate New Product Adoption and Continue to Advance the Industry

We utilize our vast geographic footprint, customer relationships, local industry knowledge and training capabilities to introduce and accelerate the adoption of new products and technology in our industry. Examples include the advancement of smart-metering and fusible HDPE solutions to waterworks customers, fabrication and kitting assemblies for fire protection contractors and new water retention and erosion control products for residential and non-residential developers.

We have also identified a number of underpenetrated product categories in large and attractive markets where we can grow and enhance our market share. Erosion control is representative of these opportunities as it is a complementary product offering in a fragmented market and furthers our strong focus on clean water given its role in stormwater run-off prevention. We believe that we can expand our presence in these underpenetrated product categories without investing significant capital or incurring substantial incremental costs as a result of our existing branch network, favorable supplier relationships and low working capital requirements.

Opportunistically Pursue Strategic Accretive Acquisitions

We take a disciplined approach to sourcing, acquiring and integrating complementary businesses that can help us continue to expand into new geographic areas, acquire key talent, offer new products and services and consolidate existing positions. We have a strong acquisition platform in place and a proven track record, which bolsters our ability to pursue attractive assets in the market. We have built out an experienced mergers and acquisitions team that actively develops a large pipeline of synergistic acquisition targets and coordinates with field leadership to identify, pursue and integrate new businesses. Through overhead cost reduction, facility optimization, purchasing capabilities and our scalable information technology platform, we have been able to generate significant margin improvement and synergistic value from our acquired businesses.

Replicate Successful Expansion in Underpenetrated Geographies

We have demonstrated an ability to successfully expand in underpenetrated geographies. We intend to continue to pursue opportunities to strengthen our presence in MSAs where we have an established footprint as well as in certain underserved markets. We believe we are well-positioned to do so through our market intelligence and ability to attract and develop sales talent. We also intend to continue to selectively drive greenfield expansion. New branches have historically required initial capital expenditures of approximately $0.2 million to open each branch. All of the branches we have opened since 2017 that have operated for at least two years have generated positive operating income within the first two years, and we expect that our more recently opened branches will be able to achieve similar results. We can quickly and efficiently open new branches in geographies with attractive market trends given our highly capable talent pool, ability to capitalize on our scale and learning curve advantages based on past successes in entering new geographies. We have identified 174 MSAs where we believe we are underpenetrated and thus have opportunities to pursue greenfield expansion or offer more product lines and services, which we have estimated to be an approximately $1.4 billion sales opportunity.

Drive Growth through Our Focus on Building a Reliable and Sustainable Water Infrastructure

As a market leader in our industry, we recognize our responsibility to provide reliable infrastructure and support for water conservation efforts. In embracing that responsibility, we raise awareness and advocate for continued enhancement and preservation of water resources. We do this at the national, state and local levels through our prominent positions in and guidance to industry organizations, alliances and associations such as the National Utility Contractors Association, Water and Sewer Distributors of America, the American Water Works Association, the National Fire Sprinkler Association and the National Rural Water Association. Our involvement and direct support as a distributor is often critical to water municipalities, such as those undertaking large projects to improve water resources, as well as smaller rural communities undertaking projects to improve access to clean water or sanitary sewage systems.

We continuously align our business strategy with identifying and driving awareness of innovative technologies to repair and improve our nation’s water infrastructure. Between 2012 and 2018, the number of water main breaks in the U.S. increased 27%, primarily due to failures in cast iron and cement pipe for which break rates increased by over 40%.21 On average, municipalities lose approximately 16% of water on an annual basis,22 and the U.S. lost an estimated $7.6 billion worth of treated water in 2019 due to leaks.23 In response, we continue to drive adoption of smart water technology, which reduces water loss through leak detection. We believe smart water technologies will continue to grow in importance across our municipal end market. We are increasingly focused on bringing our technical resources and advanced metering technology to underserved municipalities with right-sized, customized service offerings that work for their budgets. Moreover, as climate change continues to accelerate flooding events, our customers continue to demand more robust storm drainage infrastructure solutions. Our strong distribution network and access to specialized products make us ideally positioned to install and repair the necessary storm drain infrastructure.

Execute on Gross Margin Enhancement Initiatives

Since fiscal 2017, we have improved our gross margin by roughly 230 basis points through several initiatives, including our private label program, data-driven pricing, rebate optimization and an expansion of value-added products and services. We have complemented these initiatives with accretive acquisitions, which has resulted in sustained margin expansion.

[21]

Source: Steven Folkman, Water Main Break Rates in the USA and Canada: A Comprehensive Study, Utah State University, 4 (March 2018), https://digitalcommons.usu.edu/cgi/viewcontent.cgi?article=1173&context= mae_facpub.

[22]	Source: Chris Wiant, Water Loss: Challenges, Costs, and Opportunities, Water Quality and Health Council, 2 (2017), https://waterandhealth.org/wp-content/uploads/2017/12/Water-Loss_11-10-17.pdf.
[23]	Source: Value of Water Campaign, The Economic Benefits of Investing in Water Infrastructure 24 (2020).

Our private label initiative has accelerated since our acquisition of LIP, through which we gained access to a highly scalable assortment of private brands and products utilized throughout the fire protection product line. We believe our ability to leverage our global sourcing capabilities and strong international supplier relationships, as well as the potential for automated distribution and logistics, will continue to create competitive pricing advantages. We are expanding our direct sourcing and distribution capabilities in order to drive further margin expansion in the future.

We recently formed a specialized team dedicated to driving sustainable margin improvement. An end-to-end review of our pricing strategies allowed us to identify key margin-enhancing opportunities, including continued optimization of system-wide pricing through IT enhancements, data-driven customer and product analysis that enable us to identify price opportunities and mitigate potential margin impacts from price changes. We believe these gross margin initiatives, in addition to our ability to leverage fixed costs, create a path to drive continued EBITDA margin expansion.

Invest in Attracting, Retaining and Developing World Class Talent

We believe that our continued investment in the development and well-being of our people, together with our focus on our foundational core values of honesty and integrity, support our commitment to our associates and to customer service. Our award-winning training programs enable us to accelerate development of our top talent to drive profitable growth while maintaining a supportive and mission-driven culture. Our training program, which we believe to be best-in-class, was recently named to Training Magazine’s 2021 Top 100 Award.

We intend to continue to invest in our already-strong talent base by attracting and developing associates. Our training and leadership curricula and expanded diversity and inclusion programs drive high associate engagement and a positive associate experience. In addition, we deliver attractive career growth opportunities to our associates while leveraging their knowledge and expertise.

Our dedication to developing industry leaders and commitment to ESG matters allow us to attract and retain the most qualified and motivated associates in the industry. Consistent with our local presence and focus, we actively invest in the communities in which we operate, supporting organizations, programs and events that foster community development both financially and through the volunteer efforts of our associates.

Our Operational Structure

We strategically organize our branch network to meet the specific needs of our customers in each local market, and we support our branches with the resources of a large company, delivered through district and regional management, including company-wide sales, operations and back-office functions. We believe this allows each local branch manager to tailor his or her branch’s strategy, marketing and product and service offerings to address the needs of customers in each market, while maintaining many of the benefits of our company’s scale. Our branch associates have the opportunity to earn competitive compensation through our performance-based compensation plans, which are based on local performance.

We support our network of approximately 285 branches with the following company-wide resources: strategic accounts, product specialists, category management, sourcing, supply chain, finance, tax, accounting, pricing analytics, payroll, marketing communications, human resources, legal, safety and information technology. All of our branches operate on an integrated technology platform, allowing us to utilize our combined capabilities for procurement, inventory management, financial support, data analytics and performance reporting.

Our branch operational structure is organized by region and then by district to optimize both the oversight and sharing of resources and products. Each region is led by a regional vice president who manages a multi-state territory. This regional structure enables us to address the specific management, strategic and operational needs of each region.

Our branch-based business model is the core of our operations and the primary component of our distribution network. Our branches are strategically located near our customers and vary in size depending on local demand and customer needs. Our branches average approximately 10 associates and include branch management, sales representatives, warehouse staff and other support staff. In our larger branches, the staff may also include a sales manager, purchasing manager or estimator. Each branch carries approximately 4,500 SKUs on average, with many of them on hand as inventory and the rest available for delivery. Our branch managers have the autonomy to optimize their product and service offerings based on the local specifications, regulations and customer preferences within each local market.

Our branch network connects large suppliers with smaller volume customers whose consumption patterns tend to make them uneconomical to be served directly by our suppliers. Our branches receive products in both large and small quantities from our suppliers and stock products in warehouses and yards for purchase. Our specialized fleet of delivery equipment allows us to deliver materials to our customers’ worksites in a timely and cost-efficient manner.

We also offer direct distribution options to our customers on a wide range of products. This value-added service includes logistics and sourcing for larger products and quantities between our suppliers and our customers, which we believe helps our customers with inventory management and delivery scheduling, particularly when working on large-scale projects with multiple phases and delivery schedules. Contractors will work with our sales teams throughout all phases of the project life cycle, including estimating and material “take-off,” product sourcing and bid preparation through delivery. Leveraging our vast supplier network, we are able to arrange convenient direct shipment to jobs, which can be aligned to each phase of the project.

Our Sales Force

As of January 31, 2021, we had approximately 1,500 sales representatives, the majority of whom were inside sales representatives based at local branches. Inside sales representatives are responsible for project management, coordinating incoming orders, providing estimates and ordering material. Our sales representatives also include approximately 500 field sales representatives, who directly support customers outside of local branches. These field sales representatives remain attuned to activity in their local market, identifying and tracking active projects, and are responsible for generating sales and identifying new customers and projects. They also directly assist and educate customers, taking a consultative approach and helping with custom projects and product solutions tailored to our customers’ needs. While our sales representatives are typically assigned to a local branch and report to a branch manager, they can service an entire district and report to a district manager based on a specific customer or project need and the size of the branch.

Our sales representatives are highly experienced with in-depth product and technical knowledge, significant local insights and strong long-term customer relationships, all of which are critical to our success. On average, our field sales representatives have 15 years of experience in the water, wastewater, storm drainage and fire protection industry. Our sales approach is highly consultative, as our representatives are often deeply involved in our customers’ processes and assist in project scoping, product selection and materials management. Our sales force also includes a deep and dedicated team of nearly 175 technical product specialists at the national and regional levels who have expertise in specific product and service offerings, and who support our other sales representatives with product training and technical support.

We believe that our leading market position, high-quality service offering and competitive compensation program results in low turnover rates among our sales force. Our sales associates have the opportunity to earn competitive compensation through our performance-based compensation structure, which aligns our interests with those of our associates and drives long-term sustainable growth. We also benefit as a substantial portion of our associate-related costs are variable based on financial performance. Our sales representatives gain expertise and develop through participation in ongoing training programs that address new products, value-added services and safety. The entrepreneurial culture that exists throughout our company fosters strong performance by our sales organization.

Our Technology Systems

We have invested in differentiated technology systems, which we believe creates a competitive advantage. All branches operate on an integrated enterprise information technology infrastructure and applications. Building on infrastructure investments initiated during our separation in 2017, we pair hybrid-cloud, highly available infrastructure with modern cybersecurity technologies as part of a strategy that enables us to ensure stable, reliable, secure and scalable technology to support our national footprint.

Our primary enterprise resource planning platform is specifically designed for hard goods distribution, and we have augmented it with selective customizations to enable highly efficient branch-based operations, including inventory management, customer credit management and customer pricing. We have automated back-office processes by leveraging optical character recognition and robotic process automation to drive efficiency in our accounts payable and cash application functions. Supply chain optimization, including electronic data interchange, ensures efficient and agile coordination for fulfillment, and also enables timely updates when product line pricing changes. This supply chain optimization enables us to deliver product into our branches quickly, making it easy to do business with us and supporting our goal of being the supplier of choice for our customers.

Financial and operational reporting combines a mature enterprise data warehouse with planning, consolidation and analytics software. This combination permits the analysis of complex data sets along with flexible scenario management for fast and complete operational and financial decision support.

Our data strategy enables Core & Main to be the conduit between customer and vendor offerings. We pair sophisticated data analytics technologies with customer, operational and financial data accumulated over decades of service. The result is efficient access to extensive customer insights. Artificial intelligence provides further customer insights, enabling us to help our branches identify market opportunities and drive efficiencies they may not have identified.

PowerScope, our custom-built bidding platform, enables our sales force and estimators to convert engineered drawings and specifications into accurate and comprehensive material plans and deliver professional quotes faster and more accurately than many of our competitors. PowerScope integrates in an automated manner with a market-leading digital “take-off” tool, enabling us to perform and share digital “take-offs” with, and for, our customers. The full integration of the market tool, PowerScope, and our enterprise resource planning system enables us to act as an extension of our customers’ quoting team, increasing their capacity and ensuring they select the right products for their project needs. Extensive product data including technical, geographic and application requirements are also important factors in customer purchase decisions. Our integrated solution ensures we can efficiently provide complementary products and offer product education each time we quote, ultimately providing the best products while reducing our customers’ costs.

Our customers and sales associates leverage Mobile Advantage and Online Advantage, which are specifically designed to meet their needs for ordering, fulfillment, project management and account services, including invoice retrieval, online bill payment and commercial project administration tools, such as contract order management.

We continue to digitize our customer experience and enhance our business-to-business e-Commerce capabilities through strategic technology initiatives. These initiatives have already enhanced our customer service and contributed to improvements in working capital. We see further areas of potential technical development to improve the customer experience and drive efficiency in our operations.

A product information management system enables faster onboarding of acquired companies’ product data and ensures all associates are equipped to advise and assist on product specification and technical support. By managing product and other master data in this tool, we created the foundation to support multiple enterprise resource planning platforms, enabling us to run distribution center-based private label fulfillment. This capability will provide us expanded flexibility to scale our business.

Human Capital

We believe our associates are the key drivers of our success, and we are focused on attracting, training, promoting and retaining industry-leading talent. Our authentic, purpose-driven culture enables our associates to thrive in our company and our industry. We have a strong track record of developing our associates for success and driving high employee engagement. Our ability to attract and retain talent is based on four foundational pillars: pay for performance, training and development, diversity and inclusion and benefits.

As of January 31, 2021, we employed approximately 3,700 associates, including approximately 200 in branch management positions, approximately 1,100 in branch operations, approximately 1,500 in sales positions, approximately 450 in warehouse positions and approximately 450 in other positions supporting the company. Approximately 100 of our associates were covered by collective bargaining agreements. The collective bargaining agreements for 87 of these associates will expire in 2021 and 2022.

Pay for Performance

We believe that our strong culture, consistent investment in our people and competitive compensation programs result in low turnover rates among our associates. Sales associates have the opportunity to earn competitive compensation through our performance-based compensation structure, which aligns our interests with those of our associates. Our leadership incentive programs link compensation levels to the achievement of branch or region-specific goals based on profitability and return on investment. Our “local business, nationwide” philosophy incentivizes both our sales force and our operations team to be entrepreneurial, making decisions grounded in a customer-centric approach. Most other associates also participate in a profit-sharing plan that aligns their compensation to profitability and return on investment.

Training and Development

Our associates are the most essential resource to our company. Their knowledge, expertise and growth are critical to our company’s success. We believe that our continued investment in the development and well-being of our people, and our focus on our foundational core values of honesty and integrity, support our commitment to hands-on customer service. At Core & Main, our associates develop by learning from the best of the best—on the job, in our national learning center, through in-house subject matter experts and with virtual and online academies.

Our learning team offers a wide range of award-winning training programs and courses such as sales, operations, product expertise, leadership, management and safety. We also provide customized training, talent reviews and early career rotational programs for college graduates to succession plan and develop future leaders. We leverage our suppliers to enhance our knowledge base as new products and best practices are continually rolled out.

This talent-first approach enables us to develop and promote top talent to drive profitable growth while maintaining a supportive and mission-driven culture. Year after year, associates rate our learning opportunities as one of the most valuable aspects of working at Core & Main.

Diversity and Inclusion

We believe our diversity and inclusion efforts are critical to the success of our talent strategy. A core element of our mission is to build strong relationships with one another and in the communities we serve. Some of our efforts are well established, such as our Women’s Network, intended to develop women in our industry. More recently, we have created an internal diversity and inclusion advisory group, a mental health council, and an associate caring fund. Through our training programs, we are taking a proactive approach to grow and retain our own talent and develop more diverse leaders in our industry. In fiscal 2020, we began to access new talent pipelines to attract talent from diverse and underrepresented communities, as well as the military. We frequently check the pulse of our associates, in addition to our annual engagement survey to listen and act on feedback. This ongoing, two-way dialogue provides our associates with a voice in creating and improving our culture, and the overall associate experience. We believe being included and having a voice is vital for associate engagement and underscores our core principle: Team members are family.

Benefits

Our comprehensive benefits program, “Live Well,” reflects our overall belief that benefits should address the whole associate experience, including health and well-being. We offer associates a comprehensive benefits package, which includes access to a concierge service to help them navigate their benefits. These efforts are representative of our focus on promoting a consistent, positive experience for all associates.

Our Competition

The U.S. water, wastewater, storm drainage and fire protection products industry, and the end markets we serve, are highly fragmented. We face competition on a national level from only one other national distributor, who together with Core & Main accounted for approximately 30% of the market to end users in fiscal 2020, with no other competitor accounting for greater than 3% of the market. The remainder of our market is served by hundreds of regional, local and specialty niche distributors, which we estimate account for approximately 50% of the market, and through direct sales by manufacturers to end users, which we estimate account for approximately 20%.

The principal competitive factors in our industry include the breadth, availability and pricing of products and services, technical knowledge and project planning capabilities, local expertise, as well as delivery capability and reliability. We believe that we are a leader in the local markets which we serve, and our national scale gives us meaningful competitive advantages compared to our smaller competitors. We believe there is a growing opportunity in our industry for both customers and suppliers to utilize distributors rather than directly sourcing from manufacturers.

Our Intellectual Property

We rely on trademarks, trade names and licenses to maintain and improve our competitive position. We believe that we have the trademarks, trade names and licenses necessary for the operation of our business as we currently conduct it. We rely on both trademark registration and common law protection for trademarks. Trademark rights may potentially extend indefinitely and are dependent upon national laws and our continued use of the trademarks.

Except for the Core & Main trademark and licenses of commercially available third-party software, we do not consider our trademarks, trade names or licenses to be material to the operation of our business taken as a whole. We nevertheless face intellectual property-related risks and may be unable to obtain, maintain and enforce our intellectual property rights. Assertions by third parties that we violate their intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

Regulation

We are subject to various federal, state, and local laws and regulations, compliance with which increases our operating costs and subjects us to the possibility of regulatory actions or proceedings. Noncompliance with these laws and regulations can subject us to penalties, fines or various forms of civil, administrative, or criminal actions, any of which could have a material effect on our financial condition, results of operations, cash flows or competitive position.

These federal, state, and local laws and regulations include laws relating to wage and hour, permitting and licensing, state contractor laws, workers’ safety, transportation, tax, business with disadvantaged business enterprises, collective bargaining and other labor matters, environmental and associate benefits.

Our facilities and operations are subject to a broad range of federal, state and local environmental, health and safety laws, including those relating to the release of hazardous materials into the environment, the emission or discharge of pollutants or other substances into the air, water, or otherwise into the environment, the management, treatment, storage and disposal of hazardous materials and wastes, the investigation and remediation of contamination and the protection of the health and safety of our associates.

Our failure to comply with environmental, health and safety laws may result in fines, penalties and other sanctions as well as liability for response costs, property damages and personal injuries resulting from past or future releases of, or exposure to, hazardous materials. The cost of compliance with environmental, health and safety laws and capital expenditures required to meet regulatory requirements is not currently anticipated to have a material effect on our financial condition, results of operations, cash flows or competitive position. New laws or changes in or new interpretations of existing laws, the discovery of previously unknown contamination or the imposition of other environmental, health or safety liabilities or obligations in the future may lead to additional compliance or other costs, which could have a material effect on our financial condition, results of operations, cash flows or competitive position.

Our Properties

We own our headquarters, located in St. Louis, Missouri, which we use for our principal corporate activities. In addition to our headquarters, as of January 31, 2021, we leased 251 properties and owned 33 properties. Our facilities typically include a small office space, an in-store counter and/or merchandising display area, inside warehouse space and a yard for outside storage. We typically enter into leases with terms ranging from two to five years that include renewal options. We believe that these facilities are well-maintained and adequate to support the current needs of our business.

Legal Proceedings

We are not currently party to any material legal proceedings. Nevertheless, we are from time to time involved in litigation incidental to the ordinary conduct of our business, including personal injury, workers’ compensation and business operations. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors. See “Note 10. Commitment and Contingencies” to our consolidated financial statements included elsewhere in this prospectus.

Like other companies in our industry, we have been subject to personal injury and property damage claims arising from the types of products that we distribute. As a distributor in this industry, we face an inherent risk of exposure to product liability claims in the event that the use of the products we have distributed in the past or may in the future distribute is alleged to have resulted in economic loss, personal injury or property damage or violated environmental, health or safety or other laws. Such product liability claims in the past have included, and may in the future include, allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability or a breach of warranties. In particular, we have been and continue to be a defendant in asbestos-related litigation matters. Asbestos-related claims have not historically had a material impact on our financial position or results of operations, but there can be no guarantee that any such claims will not have a material adverse effect on us in the future. See “Risk Factors—Risks Related to Our Business—The nature of our business exposes us to product liability, construction defect and warranty claims and other litigation and legal proceedings.” Despite facing four current asbestos-related claims, we expect to receive additional claims in the future.

MANAGEMENT

The following table sets forth information about the directors and executive officers of Core & Main as of the date of this prospectus.

Name	Present Positions	Age
Stephen O. LeClair	Chief Executive Officer and Director	52
Mark R. Witkowski	Chief Financial Officer	46
Mark G. Whittenburg	General Counsel and Secretary	54
Laura K. Schneider	Chief Human Resources Officer	61
Bradford A. Cowles	President, Fire Protection	50
John R. Schaller	President, Waterworks	66
Jeffrey D. Giles	Vice President, Corporate Development	45
James G. Berges	Chair of the Board	74
James G. Castellano	Director	69
Dennis G. Gipson	Director	67
Orvin T. Kimbrough	Director	46
Kathleen M. Mazzarella	Director	61
Margaret M. Newman	Director	52
Ian A. Rorick	Director	33
Nathan K. Sleeper	Director	47
Jonathan L. Zrebiec	Director	41

Executive Officers

Stephen O. LeClair has served as Chief Executive Officer and as a board member of the Company since September 2017. Previously, he served as President of HD Supply Waterworks from 2014 to 2017 and as Chief Operating Officer of HD Supply Waterworks from 2008 to 2012. In 2005, Mr. LeClair joined HD Supply and served as President of HD Supply Lumber and Building Materials from 2007 to 2008. His previous experience also includes 15 years at General Electric Company (“GE”) in various positions of increasing responsibility including Senior Vice President, Marketing & Product Management at GE Equipment Services and Retail Business Development Leader at GE Appliances. Mr. LeClair is an Independent Director on the Board of AAON Inc. Mr. LeClair holds a B.S. in Mechanical Engineering from Union College and an M.B.A. from the University of Louisville. We believe that Mr. LeClair is a valuable member of our board because of his significant experience in industry as well as his deep knowledge of the operations of our day-to-day business and operations.

Mark R. Witkowski has served as Chief Financial Officer of the Company since February 2016. Mr. Witkowski joined the Company in 2007 as Senior Manager of Finance and was promoted to Director of Credit in 2008 and Vice President of Finance in 2012, a position he held until being named Chief Financial Officer in 2016. He began his career in the audit practice of PricewaterhouseCoopers in 1997 focusing on large public and private companies. Mr. Witkowski is the board president of Karla Smith Behavioral Health. Mr. Witkowski holds a B.S.B.A. in Accounting and Finance from Washington University and has qualified as a Certified Public Accountant.

Mark G. Whittenburg has served as General Counsel and Secretary of the Company since September 2017. Prior to joining the Company, Mr. Whittenburg served as the Vice President of Legal for Asia at Autoliv ASP, Inc. from 2014 to 2017. His previous experience includes 15 years at GE, including General Counsel for GE Intelligent Platforms and Chief Compliance Officer for GE China, and six years in private practice. Mr. Whittenburg holds a B.A. in Biology from Hanover College and a J.D. from the University of Cincinnati College of Law.

Laura K. Schneider has served as Chief Human Resources Officer of the Company since January 2018. She joined the Company as Senior Director of Human Resources in 2011 and served as Vice President of Human Resources from 2013 to 2018. Prior to joining the Company, Ms. Schneider was employed for over 25 years with Anheuser-Busch InBev. During her tenure, she held positions of increasing responsibility, culminating as Senior Director of Human Resources supporting the Sales and Wholesale Operations Divisions. Ms. Schneider holds a B.S. in Communications from the University of Illinois and an M.B.A. from Pepperdine University.

Bradford A. Cowles has served as President, Fire Protection of the Company since January 2018. Mr. Cowles served as Chief Operating Officer from January 2017 to August 2019. Previously, Mr. Cowles led HD Supply’s IT organization as Chief Information Officer from 2015 to 2017. Mr. Cowles joined HD Supply in 2005 and served as divisional Chief Information Officer for three of HD Supply’s business units, including the Company. His previous experience also includes 10 years spent at the Michelin Tire Corporation in various leadership roles in R&D, Manufacturing and Quality. Mr. Cowles currently serves as a director of Johnstone Supply. Mr. Cowles holds a B.S. and M.S. in Mechanical Engineering from the University of Florida.

John R. Schaller has served as President, Waterworks of the Company since January 2018. Prior to that, he was Senior Regional Vice President and Regional Vice President of the Company. Mr. Schaller has more than 40 years of industry experience, all with the Company or one of its predecessors. This includes 19 years at Sidener Supply Company where he started his career in 1979 and served as President at the time of the sale of Sidener to U.S. Filter, which ultimately became part of the Company. Mr. Schaller previously served as a director of the Water and Sewer Distributors of America. Mr. Schaller holds a B.A. in Forestry from the University of Missouri-Columbia and an M.B.A. from Webster University.

Jeffrey D. Giles has served as Vice President, Corporate Development of the Company since March 2018. Prior to joining the Company, Mr. Giles served as Director, Corporate Development of Barry-Wehmiller Companies, Inc., a company specializing in capital equipment manufacturing, from 2013 to 2018. Mr. Giles holds a B.A. in Business from Wake Forest University and an M.B.A. from Washington University.

Directors

James G. Berges has been a board member and Chair of the board of the Company since August 2017. Mr. Berges has been an operating partner of CD&R since 2006. Mr. Berges was President of Emerson Electric Co. from 1999 and served as Director of Emerson Electric Co. from 1997 until his retirement in 2005. Emerson Electric Co. is a global manufacturer of products, systems and services for industrial automation, process control, HVAC, electronics and communications and appliances and tools. Mr. Berges currently serves as a director of PPG Industries, Inc. He previously served on the boards of directors of Atkore International Group, Inc., NCI Building Systems, Inc., Diversey, Inc. and HD Supply Holdings, Inc. (serving as Chairman of the Board for most of the time) and as Chairman of the boards of directors of Sally Beauty Holdings, Inc. and Hussmann International, Inc. Mr. Berges holds a B.S. in Electrical Engineering from the University of Notre Dame. Mr. Berges’s former leadership role at a global manufacturer provides our board valuable insight into the numerous operational, financial and strategic issues we face. Further, Mr. Berges’s service on the boards of other public and private companies provides our board with insight into the challenges currently faced by companies in a variety of markets.

Information on Mr. LeClair can be found above under “—Executive Officers.”

James G. Castellano has been a board member of the Company since August 2017. Mr. Castellano previously served as Managing Partner of accounting firm RubinBrown LLP from 1989 to 2004 and Chairman of RubinBrown LLP from 2004 to 2016, and as Chairman of Baker Tilly International, one of world’s ten largest networks of independent accounting firms of which RubinBrown is a member, from 2002 to 2018. Mr. Castellano currently serves as a director of Fiduciary Counseling, Inc., and as an advisor to HBM Holdings and Roeslein & Associates. His previous experience includes serving as Chairman of the board of directors for the American Institute of Certified Public Accountants from 2001 to 2002. Mr. Castellano holds B.S.B.A. in Accounting from Rockhurst University. We believe Mr. Castellano is a valuable member of our board because of his extensive accounting, financial and business experience.

Dennis G. Gipson has been a board member of the Company since August 2017. Mr. Gipson has over 40 years of experience in the food distribution and retailing industry, holding executive leadership positions at Hussmann International, Inc. and Ingersoll Rand. From 2019 to 2020, Mr. Gipson was elected Board Chair of Fontbonne University in 2016 and during his term, he also served as interim President and COO. He was named a Trustee Emeritus when his term ended in 2020. Prior to joining Fontbonne University, Mr. Gipson served as CEO of Hussmann International from 2010 to 2019. Mr. Gipson holds a B.A. in Management from Maryville University in St. Louis and an Executive M.B.A. from Stanford University. We believe Mr. Gipson is a valuable member of our board because of his broad experience in the retail and distribution sectors.

Orvin T. Kimbrough has been a board member of the Company since September 2020. Mr. Kimbrough has served on the board of Midwest BankCentre since 2015, became its CEO in 2019 and has been Chairman of the board since January 2020. He also currently serves on the board of Korte Construction Company. Previously, Mr. Kimbrough served as President and Chief Executive Officer of United Way of Greater St. Louis from 2014 to 2019. Mr. Kimbrough holds a B.A. in Social Work from the University of Missouri-Columbia, an M.S.W. (Program Planning and Administration) from the University of Missouri-Columbia, an M.B.A. from the University of Missouri-St. Louis, and an M.A. in Theology from the Aquinas Institute of Theology. We believe Mr. Kimbrough is a valuable member of our board because of his broad experience across multiple industries as well as his extensive experience in governance.

Kathleen M. Mazzarella has been a board member of the Company since January 2019. Ms. Mazzarella has been the President and CEO of Graybar, an employee-owned FORTUNE 500 distributor of electrical, communications and data networking products, since 2012 and Chairman of Graybar since 2013. In addition to her role at Graybar, Ms. Mazzarella also serves as a director of Cigna Corporation and Waste Management, Inc. Ms. Mazzarella previously served as a director of Express Scripts Holding Co. and as Chairman of the Federal Reserve Bank of St. Louis. Ms. Mazzarella holds a B.A. in Behavioral Science from National Louis University and an M.B.A. from Webster University. We believe Ms. Mazzarella is a valuable member of our board because of her extensive experience in the industrial and distribution industries, as well as her experience as a director of other public companies.

Margaret M. Newman has been a board member of the Company since August 2017. Ms. Newman has served as Chief People Officer of BrandSafway (a CD&R portfolio company) since July 2019. Ms. Newman previously served as the Chief Human Resources Officer of Keurig Green Mountain (Keurig) from 2017 to 2019 and as the Chief People Officer of HD Supply from 2007 to 2017. At HD Supply, Ms. Newman helped guide the company through several mergers and acquisitions, strategic divestitures and an initial public offering. Before joining HD Supply, Ms. Newman held key Human Resources roles in Conseco Insurance and Sears Roebuck & Company. Ms. Newman holds a B.A in Psychology from Coe College and an M.A. in Liberal Arts from the University of Wisconsin. We believe Ms. Newman is a valuable member of our board because of her extensive experience as a human resources professional in industry.

Ian A. Rorick has been a board member of the Company since August 2017. Mr. Rorick is a principal of CD&R, which he joined in 2012. Prior to joining CD&R, he worked at Bank of America Merrill Lynch in the Investment Banking Division. He also currently serves as a director of Artera Services (formerly PowerTeam Services, LLC). Mr. Rorick holds a B.A. in Economics from Dartmouth College and an M.B.A. from Harvard Business School. Mr. Rorick’s experience in the financial and investing community provides our board with insight into business strategy, improving financial performance and the economic environment in which we operate.

Nathan K. Sleeper has been a board member of the Company since August 2017. Mr. Sleeper has been with CD&R for 21 years and, as of January 2020, is the Chief Executive Officer of CD&R. Mr. Sleeper serves on CD&R’s Investment Committee and as the chair of CD&R’s Executive Committee. Prior to joining CD&R in 2000, he worked in the investment banking division of Goldman Sachs & Co. LLC and at investment firm Tiger Management Corp. Mr. Sleeper also currently serves as a director of Beacon Roofing Supply, Inc., Brand Industrial Holdings, Inc. (parent entity of Brand Industrial Services, Inc.), Cornerstone Building Brands, Inc. (formerly NCI Building Systems, Inc.), Artera Services (formerly PowerTeam Services, LLC), CD&R Hydra Buyer, Inc. (parent entity of SunSource Holdings, Inc.), Wilsonart International Holdings LLC and White Cap. Mr. Sleeper previously served as a director of Atkore International Group, Inc., CHC Group Ltd., Culligan Ltd, HD Supply Holdings, Inc., Hertz Global Holdings, Hussmann International, Inc., Ply Gem Parent, LLC, Roofing Supply Group, LLC and U.S. Foods, Inc. Mr. Sleeper holds a B.A. from Williams College and an M.B.A. from Harvard Business School. Mr. Sleeper’s broad experience in the financial and investment communities brings to our board important insights into business strategy and areas to improve our financial performance.

Jonathan L. Zrebiec has been a board member of the Company since August 2017. Mr. Zrebiec is a partner of CD&R, which he joined in 2004. Prior to joining CD&R, he worked at Goldman Sachs & Co. LLC in the Investment Banking Division. Mr. Zrebiec also currently serves as a director of CD&R Hydra Buyer, Inc. (parent entity of SunSource Holdings, Inc.), Cornerstone Building Brands, Inc. (formerly NCI Building Systems, Inc.), Wilsonart International Holdings LLC and White Cap. He previously served as a director of Brand Industrial Services, Inc., Atkore International Group, Inc., Hussmann International, Inc., Ply Gem Parent, LLC and Roofing Supply Group, LLC. Mr. Zrebiec holds a B.S. in Economics from the University of Pennsylvania and an M.B.A. from Columbia Business School. Mr. Zrebiec’s experience in the financial and investing community provides our board with insight into business strategy, improving financial performance, and the economic environment in which we operate.

Corporate Governance

Board Composition and Director Independence

Our board of directors is currently composed of ten directors. Our Certificate of Incorporation will provide for a classified board of directors, with members of each class serving staggered three-year terms as follows:

•	Our Class I directors will be James G. Berges, Dennis G. Gipson, Stephen O. LeClair and Nathan K. Sleeper, and their terms will expire at the annual meeting of stockholders to be held in 2022.

•	Our Class II directors will be Orvin T. Kimbrough, Margaret M. Newman and Ian A. Rorick, and their terms will expire at the annual meeting of stockholders to be held in 2023.

•	Our Class III directors will be James C. Castellano, Kathleen M. Mazzarella and Jonathan L. Zrebiec, and their terms will expire at the annual meeting of stockholders to be held in 2024.

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. See “Description of Capital Stock—Anti-Takeover Effects of Our Certificate of Incorporation and By-Laws—Classified Board of Directors.”

Prior to the completion of this offering, we and the CD&R Investors will enter into a stockholders agreement (the “Stockholders Agreement”) pursuant to which, among other matters, the CD&R Investors will have the right to designate nominees for our board of directors (the “CD&R Designees”), subject to the maintenance of specified voting power requirements. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

Our board of directors is led by our non-executive Chair, Mr. James G. Berges, a CD&R Designee. The Stockholders Agreement will provide that a CD&R Designee will serve as the Chair of our board of directors as long as the CD&R Investors (together with their affiliates) collectively beneficially own shares of our common stock and our other equity securities representing at least 25% of the total voting power of the outstanding shares of our common stock and our other equity securities.

The number of members on our board of directors may be fixed by resolution adopted from time to time by the board of directors. Subject to the Stockholders Agreement, any vacancies or newly created directorships may be filled only by the affirmative vote of a majority of directors then in office, even if less than a quorum, or by a sole remaining director. Each director shall hold office until his or her successor has been duly elected and qualified, or until his or her earlier death, resignation or removal.

With respect to any vacancy of a CD&R Designee, the CD&R Investors will have the right to designate a new director for election by a majority of the remaining directors then in office.

Our board of directors has determined that James G. Castellano, Dennis G. Gipson, Orvin T. Kimbrough, Kathleen M. Mazzarella and Margaret M. Newman are “independent” as defined under the NYSE and the Exchange Act rules and regulations.

Controlled Company

After the completion of this offering, the CD&R Investors will control a majority of the combined voting power of our outstanding Class A common stock and Class B common stock. The CD&R Investors will beneficially own shares of our common stock representing approximately 79.7% of the combined voting power of our outstanding Class A common stock and Class B common stock after the completion of this offering (or approximately 78.0% if the underwriters exercise in full their option to purchase additional shares of Class A common stock). Accordingly, we expect to be a “controlled company” within the meaning of the NYSE corporate governance standards. Under the NYSE rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including:

•	the requirement that a majority of the board of directors consist of independent directors;

•	the requirement that our Nominating and Corporate Governance Committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that we have a Compensation Committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the Nominating and Corporate Governance and Compensation Committees.

Following this offering, we currently intend to utilize the exemptions from the requirements that a majority of our board of directors consist of independent directors and that each of the Nominating and Governance Committee and Compensation Committee be composed entirely of independent directors. As a result, a majority of our board of directors will not consist of independent directors, and each of our Nominating and Governance Committee and Compensation Committee will not consist entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance rules and requirements. The “controlled company” exception does not modify audit committee independence requirements of Rule 10A-3 under the Exchange Act and the NYSE rules.

Board Committees

Upon the listing of our Class A common stock, our board of directors will maintain an Audit Committee, a Compensation Committee and a Nominating and Governance Committee. Under the NYSE rules, we will be required to have one independent director on our Audit Committee during the 90-day period beginning on the date of effectiveness of the registration statement filed with the SEC in connection with this offering. After such 90-day period and until one year from the date of effectiveness of the registration statement, we are required to have a majority of independent directors on our Audit Committee. Thereafter, our Audit Committee is required to be composed entirely of independent directors. As a controlled company, we are not required to have independent Compensation or Nominating and Governance Committees. The following is a brief description of our committees.

Audit Committee

Our Audit Committee will be responsible, among its other duties and responsibilities, for overseeing our accounting and financial reporting processes, the audits of our financial statements, the qualifications and independence of our independent registered public accounting firm, the effectiveness of our internal control over financial reporting and the performance of our internal audit function and independent registered public accounting firm. Our Audit Committee will be responsible for reviewing and assessing the qualitative aspects of our financial reporting, our processes to manage business and financial risks, and our compliance with significant applicable legal, ethical and regulatory requirements. Our Audit Committee will be directly responsible for the appointment, compensation, retention and oversight of our independent registered public accounting firm. The charter of our Audit Committee will be available without charge on the investor relations portion of our website upon the listing of our Class A common stock.

Upon the completion of this offering, we expect the members of our Audit Committee to be James G. Castellano (Chairperson), Orvin T. Kimbrough, Kathleen M. Mazzarella, Ian A. Rorick and Jonathan L. Zrebiec. Our board of directors has designated James G. Castellano as an “audit committee financial expert,” and each of the five members has been determined to be “financially literate” under the NYSE rules. Our board of directors has also determined that James G. Castellano, Orvin T. Kimbrough and Kathleen M. Mazzarella are “independent” as defined under the NYSE and Exchange Act rules and regulations.

Compensation Committee

Our Compensation Committee will be responsible, among its other duties and responsibilities, for reviewing and approving all forms of compensation to be provided to, and employment agreements with, the executive officers and directors of our company and its subsidiaries (including the Chief Executive Officer), establishing the general compensation policies of our company and its subsidiaries and reviewing, approving and overseeing the administration of the associate benefits plans of our company and its subsidiaries. Our Compensation Committee will also periodically review management development and succession plans. The charter of our Compensation Committee will be available without charge on the investor relations portion of our website upon the listing of our Class A common stock.

Upon the completion of this offering, we expect the members of our Compensation Committee to be Margaret M. Newman (Chairperson), James G. Berges and Jonathan L. Zrebiec. In light of our status as a “controlled company” within the meaning of the corporate governance standards of the NYSE following this offering, we are exempt from the requirement that our Compensation Committee be composed entirely of independent directors under listing standards applicable to membership on the Compensation Committee, with a written charter addressing the committee’s purpose and responsibilities and the requirement that there be an annual performance evaluation of the Compensation Committee.

Nominating and Governance Committee

Our Nominating and Governance Committee will be responsible, among its other duties and responsibilities, for identifying and recommending candidates to the board of directors for election to our board of directors, reviewing the composition of the board of directors and its committees, developing and recommending to the board of directors corporate governance guidelines that are applicable to us and overseeing board of directors evaluations. The charter of our Nominating and Governance Committee will be available without charge on the investor relations portion of our website upon the listing of our Class A common stock.

Upon the completion of this offering, we expect the members of our Nominating and Governance Committee to be James G. Berges (Chairperson), Dennis G. Gipson, Orvin T. Kimbrough and Jonathan L. Zrebiec. In light of our status as a “controlled company” within the meaning of the corporate governance standards of the NYSE following this offering, we are exempt from the requirement that our Nominating and Governance Committee be composed entirely of independent directors, with a written charter addressing the committee’s purpose and responsibilities and the requirement that there be an annual performance evaluation of the Nominating and Governance Committee.

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation Committee is a current or former officer or employee of the Company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or a compensation committee (or other board committee performing equivalent functions) of any other entity that has an executive officer serving as a member of our board of directors. We are party to certain transactions with our principal stockholders as described in “Certain Relationships and Related Party Transactions.”

Code of Conduct and Financial Code of Ethics

We have a Code of Conduct that applies to all of our officers, employees, associates and directors and, prior to the listing of our Class A common stock, we expect that the board of directors will adopt a “Financial Code of Ethics” that will apply to our Chief Executive Officer, Chief Financial Officer and corporate officers with financial and accounting responsibilities, including the Controller/Chief Accounting Officer, Treasurer and any other person performing similar tasks or functions. The Financial Code of Ethics and the Code of Conduct each address matters such as conflicts of interest, confidentiality, business practices and compliance with laws and regulations. The Financial Code of Ethics and the Code of Conduct will be available without charge on the investor relations portion of our website upon the listing of our Class A common stock.

COMPENSATION DISCUSSION AND ANALYSIS

Overview

This compensation discussion and analysis provides information about the material elements of compensation that are paid or awarded to, or earned by, our “named executive officers,” also referred to as the “NEOs,” who consist of our principal executive officer, principal financial officer, and our three other most highly compensated executive officers, for fiscal 2020 as follows:

•	Stephen O. LeClair, Chief Executive Officer and Board Member

•	Mark R. Witkowski, Chief Financial Officer

•	John R. Schaller, President, Waterworks

•	Bradford A. Cowles, President, Fire Protection

•	Laura K. Schneider, Chief Human Resources Officer

Compensation Philosophy and Objectives

We seek to provide compensation and benefit programs that support our business strategies and objectives by attracting, retaining and developing individuals with necessary expertise and experience. Our incentive programs are designed to encourage performance and results that will create value for us and our stockholders while avoiding unnecessary risks.

The executive compensation programs are intended to create a performance culture geared toward exceptional business results, enterprise value creation and executive retention. In particular, the executive compensation programs have the following objectives:

•	To reward our executives commensurate with their performance, experience and capabilities.

•	To cause our executives to have equity in the Company in order to align their interests with the interests of our owners and allow our executives to share in our owners’ success.

•	To enable us to attract and retain top executive talent.

Determination of Executive Compensation

The following describes the primary roles and responsibilities of those involved in the determination of executive compensation levels, plan designs, and policies.

Compensation Committee

The Compensation Committee is responsible for reviewing and approving the compensation and benefits of our executives and directors, authorizing and ratifying grants of equity and equity-based awards and other incentive arrangements, and authorizing employment and related agreements. Upon the completion of this offering, we expect the members of our Compensation Committee to be Margaret M. Newman (Chairperson), James G. Berges and Jonathan L. Zrebiec.

Independent Consultant

In connection with our initial public offering, the Compensation Committee engaged an independent compensation consultant that reports to and is directed by the Compensation Committee, and provides no other services to the Company. During fiscal 2020, the compensation consultant provided competitive market data and advice to the Compensation Committee on various aspects of the executive and non-employee director compensation programs in connection with our initial public offering. In performing these services, the compensation consultant interacted with executive management and attended Compensation Committee meetings.

Executive Management

Certain members of executive management are involved in the executive compensation determination process. For example, our General Counsel provides legal advice and perspectives and our Chief Executive Officer makes specific recommendations for compensation levels and program designs for executives other than himself. These individuals generally attend Compensation Committee meetings, but are excused when their compensation is being discussed.

Elements of Our Executive Compensation Program

During fiscal 2020, the compensation program for our named executive officers consisted mainly of salary, short-term cash incentive compensation, long-term equity incentive compensation and certain benefits and perquisites. Set forth below is a chart outlining each element of compensation, the reason that we provide each element, and how that element fits into our overall compensation philosophy.

Pay Component	Objective of Pay Component	Key Measure
Base Salary	• Provide competitive pay and reflect individual contributions	• Current compensation relative to competitive rates for similar roles • Individual performance

Annual Cash Incentives	• Reward achievement of short-term business objectives and results	• MICP Adjusted EBITDA goal • MICP Working Capital Percentage goal (see definitions below)

Equity Awards

•  Common unit purchase opportunities create “buy in” and immediate stock ownership

•  Profits Units to align executive and equity holder interests

•  Create “ownership culture”

•  Provide retention incentives

• Common unit appreciation over purchase price • Profits Units appreciation over benchmark amount • Continuation of employment • Equity ownership

Benefits and perquisites

•  Health, disability and life insurance, 401(k) retirement plan and other employee benefits provide a safety net of protection in the case of illness, disability, death or retirement.

•  Use of company car

• Generally, competitive benefits relative to market • Life insurance paid for by the Company, with an additional supplemental policy in the case of Mr. LeClair

A description of each component of compensation for the NEOs in fiscal 2020 is below, including a summary of the factors considered in determining the applicable amount payable or achievable under each component.

Base Salary

Base salaries are set to attract, retain and reward executive talent. The determination of any particular executive’s base salary is based on personal performance, experience in the role, competitive rates of pay for comparable roles, significance of the role to the company and the availability of such executives. Each year, the Compensation Committee considers market adjustments and merit salary increases for our executives generally, including our NEOs. In March 2020, the Compensation Committee approved a merit salary increase for each of our NEOs, and a market adjustment increase for Messrs. LeClair and Witkowski. The salary paid to each of our NEOs in fiscal 2020 is shown in the “Summary Compensation Table” following this Compensation Discussion and Analysis.

Short-Term Incentives

Annual cash incentives are designed to focus the NEOs on producing superior results against key financial metrics relevant to the Company as a whole. By tying a significant portion of the executive’s total annual cash compensation to annual variable pay, we reinforce our “pay for performance” culture and focus our executives on critical short-term financial and operational objectives which also support our long-term financial goals.

All of our NEOs participate in our management incentive compensation plan (“MICP”), which provides cash-based incentives dependent on annual results against the key financial metrics described below. MICP target payouts to our NEOs are expressed as a percentage of base salary. Annually, these percentage targets are reviewed against comparator data and adjusted, if necessary, based on the Compensation Committee’s estimation of what level of targeted payouts is necessary to retain, motivate, and reward our executives.

For fiscal 2020, the MICP performance payout weighting was based 80% on MICP Adjusted EBITDA and 20% on the aggregate monthly average of accounts receivable plus inventory less accounts payable, as a percentage of net sales (“MICP Working Capital Percentage”).

MICP Adjusted EBITDA is calculated as Adjusted EBITDA plus certain employee and COVID-19-related costs less Adjusted EBITDA of acquisitions completed subsequent to the establishment of the MICP Adjusted EBITDA target, as these items were not contemplated in establishing the target. The employee and COVID-19-related costs added back to Adjusted EBITDA are (a) employee severance, hiring and retention bonuses, relocation costs and facility closure costs and (b) direct response facility cleaning costs and legal fees directly related to our response in managing the impacts of COVID-19, all of which are included within Selling, general and administrative in our statement of operations. In fiscal 2020, actual MICP Adjusted EBITDA excluded the financial results of Waterworks Supply Company. In fiscal 2020, we also made modifications to the MICP Working Capital Percentage to give pro forma effect to the R&B acquisition and contemplate unexpected changes in the timing of certain vendor payments.

We view MICP Adjusted EBITDA as the key operating metric that drives business profitability. The MICP Working Capital Percentage measure is intended to increase the focus on cash management across the Company.

The following are the performance and payout scales that were approved by the Compensation Committee for the fiscal 2020 annual cash incentives for NEOs, as well as the actual performance results for fiscal 2020.

	MICP Adjusted EBITDA (80% weight)			MICP Working Capital Percentage (20% weight)
	Plan Attainment	MICP Adjusted EBITDA (in millions)	Payout % of Target	Plan Attainment	MICP Working Capital Percentage	Payout % of Target
Threshold	92%	$327.7	50%	102%	16.0%	50%
Target	100%	$355.4	100%	100%	15.7%	100%
Growth Target	108%	$383.0	150%	98%	15.3%	150%
Maximum	116%	$410.6	200%	96%	15.1%	200%
Actual Performance		$343.1			14.6%
Actual Payout % of Target		78%			200%

Based on the pre-approved goals and payout ranges, and actual results, the following summarizes the actual amounts earned by each NEO in fiscal 2020:

		Target MICP Opportunity		Weighted Avg Payout % of Target	Actual MICP Award ($)
Name	Base Salary ($)	% Salary	$ Value
Stephen LeClair	725,000	100%	725,000	102%	740,834
Mark Witkowski	420,000	75%	315,000	102%	321,880
John Schaller	395,000	85%	335,750	102%	343,083
Brad Cowles	370,000	75%	277,500	102%	283,561
Laura Schneider	360,000	75%	270,000	102%	275,897

Long-Term Equity Incentives

Long-term incentive compensation is provided to the NEOs under the Amended and Restated Core & Main Holdings LP Equity Incentive Plan (the “Equity Incentive Plan”).

Under the Equity Incentive Plan, equity of Holdings is issued to members of management indirectly through an equity interest in Management Feeder, an upper-tier entity in the Holdings company group, which in turn receives grants of equity interests from Holdings in amounts and on terms that are identical to those issued to the executive by Management Feeder.

In fiscal 2018, under the terms of the Equity Incentive Plan and an Executive Common Unit and Profits Unit Agreement, each NEO purchased fully vested common units of Management Feeder and, in connection with that purchase, was granted profits interests in Management Feeder (the “Profits Units”). Each Profits Unit is an equity interest that has economic characteristics similar to a stock option, with the right to share in the equity value of Holdings (through the management member’s corresponding interest in Management Feeder) above a specified distribution threshold (the “Benchmark Amount”). The Profits Units vest in five equal annual installments, subject to the recipient’s continued employment through the applicable vesting date, and have an initial Benchmark Amount equal to the fair value of a partnership unit in Holdings at the time of grant. The Benchmark Amount may be adjusted to reflect a change in capitalization of Holdings, including, for example, any extraordinary distribution or transaction affecting the equity interests of Holdings. In the event an executive’s employment is terminated due to death or disability, any unvested Profits Units will immediately vest.

In the case of a termination for “cause” (as defined in the Equity Incentive Plan), all of an executive’s Profits Units, whether vested or unvested, will be canceled effective upon the executive’s termination of employment. On a termination of employment for any other reason, vested Profits Units remain outstanding and unvested Profits Units are forfeited. On a change in control, any Profits Units that are then unvested will fully vest unless they are replaced with substitute awards with substantially equivalent terms. This offering would not be considered a change in control for purposes of the Equity Incentive Plan. Prior to this offering, Holdings (or CD&R Investor, if Holdings did not exercise its right) had the right to repurchase all or any portion of a participant’s vested Profits Units following a termination of employment for any reason, and in the event of a participant’s termination due to death or disability, a participant could require Holdings to repurchase all or any portion of a participant’s vested Profits Units. The Profits Units agreement for each NEO contains non-competition and non-solicitation covenants that apply during employment and the two (2)-year period following termination of employment.

No awards were granted to any of the NEOs under the Equity Incentive Plan in fiscal 2020. For information regarding outstanding Profits Units, see the “Outstanding Equity Awards at Fiscal Year End 2020” table below.

Conversion of Management Feeder Units

In connection with the Reorganization Transactions, we expect that all Profits Units of Management Feeder will be converted into a number of common units of the recapitalized Management Feeder with a fair market value at the time of the Reorganization Transactions that is equal to the liquidation value of the Profits Units at such time, based on the price of a share of Class A common stock to the public in this offering. The Profits Units of Management Feeder that are unvested at the time of conversion will be converted into restricted common units that are subject to time-vesting provisions that are substantially similar to the vesting provisions applicable to the corresponding unvested Profits Units immediately prior to the conversion in the Reorganization Transactions. Similarly, in the Reorganization Transactions, profits units of Holdings held by Management Feeder (which relate to Profits Units held by our employees and directors) will then be converted into corresponding Partnership Interests of the recapitalized Holdings, and any Partnership Interests that are so converted from unvested profits units of Holdings will be subject to the same vesting periods, as applicable.

The shares of Class B common stock held by Holdings will be distributed proportionately to holders of Partnership Interests of Holdings, including Management Feeder. Under the terms of the Exchange Agreement, as described in “The Reorganization Transactions—Exchange Agreement,” Management Feeder, as a Continuing Limited Partner, and its permitted transferees, will have the right, subject to the terms of the Exchange Agreement, to exchange their Partnership Interests in Holdings, together with the retirement of a corresponding number of shares of Class B common stock of Core & Main, for shares of Class A common stock of Core & Main on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications and any additional shares of Class A common stock issued to them on account of a shortfall relating to tax distributions or payments to fund payments under the Tax Receivable Agreements as described further under “The Reorganization Transactions—Exchange Agreement.” Pursuant to the limited liability company agreement of Management Feeder as in effect upon the completion of this offering, the directors, executive officers and other employees of the Company who hold common units in Management Feeder will have the right, subject to certain conditions, to elect for Management Feeder to redeem a number of vested common units held by them in exchange for a corresponding number of Partnership Interests and shares of Class B common stock held by Management Feeder and will, as a result of such transfer, become a Continuing Limited Partner with the right to exchange their Partnership Interests and shares of Class B common stock for shares of Class A common stock pursuant to the terms of the Exchange Agreement as described in the foregoing sentence. Such individuals, as Continuing Limited Partners, will also have the right to participate in cash payments made under the Continuing Limited Partner Tax Receivable Agreement in respect of any Partnership Interests exchanged for Class A common stock.

See “The Reorganization Transactions” for more information on the Reorganization Transactions, including a more detailed description of the Core & Main organization structure following the offering.

Employment Agreements and Severance Agreements

We have entered into employment agreements with Messrs. LeClair, Witkowski and Cowles and Ms. Schneider, which include the specific terms, including severance benefits, described below under “—Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table—Employment Agreements.”

Benefits and Perquisites

The benefits provided to our NEOs are the same as those generally provided to our other salaried employees and include medical, dental and vision insurance, basic life insurance and accidental death and dismemberment insurance, short and long-term disability insurance, and a 401(k) plan, which includes an employer matching contribution equal to 50% of the first 6% of the participant’s eligible compensation deferred under the plan.

Our executives participate in a limited number of perquisite programs. We maintain these programs because they are valued by our NEOs but impose relatively little cost to us.

All of the NEOs participate in the executive basic life insurance plan. Under this plan, the beneficiary of a participant who dies while employed by us is entitled to a lump sum payment of $500,000. The participant owns the insurance policy, and the Company pays the premium on his or her behalf. The value of the premium for fiscal 2020 was $852 for each NEO. Mr. LeClair also has a secondary life insurance policy with a benefit amount of $4,500,000 and the value of Mr. LeClair’s secondary policy premium was an additional $2,290. Mr. LeClair also received a payment of $923 to cover the income taxes owed in respect of his secondary policy.

Other benefits provided to our NEOs include use of a company vehicle and the option to purchase a company vehicle for less than market value at the end of the vehicle’s lease term.

Tax and Accounting Considerations

Where appropriate, and after taking into account various considerations, including that certain incentives, including the Profits Units under the Equity Incentive Plan, may have competing advantages, we generally structure our executive employment arrangements and compensation programs to allow us to take a tax deduction for the full amount of the compensation we pay to our executives. However, the Profits Units do not provide us with a tax deduction, but provide other advantages to our associates who hold Profits Units.

Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), limits tax deductions relating to executive compensation of certain executives of publicly held companies. For taxable years ended prior to this offering, we were not deemed to be a publicly held company for purposes of Section 162(m) of the Code. Accordingly, these limitations were not applicable to the executive compensation program described above and were not taken into consideration in making compensation decisions. For fiscal 2021 and future years, our Compensation Committee will review and consider the deductibility of executive compensation under Section 162(m) of the Code. However, it is expected that our Compensation Committee will authorize compensation payments that are not deductible for federal income tax purposes when the committee believes that such payments are appropriate to attract, retain and incentivize executive talent.

The expenses associated with share-based awards issued to our executive officers and other key associates are reflected in our financial statements through recognition of the grant date fair value of the award over its vesting period.

Summary Compensation Table

The following table sets forth the compensation of our NEOs.

Name and Principal Position	Fiscal Year	Salary ($)	Non-Equity Incentive Plan Compensation ($)(1)	All Other Compensation(2) ($)	Total ($)
Stephen O. LeClair, Chief Executive Officer	2020	681,154	740,834	40,354	1,462,342
Mark R. Witkowski, Chief Financial Officer	2020	396,924	321,880	44,180	762,984
John R. Schaller, President, Waterworks	2020	385,770	343,083	29,903	758,756
Bradford A. Cowles, President, Fire Protection	2020	360,770	283,561	33,284	677,615
Laura K. Schneider, Chief Human Resources Officer	2020	350,770	275,897	33,973	660,640

(1)	Amounts in this column reflect payments earned under the MICP for fiscal 2020 performance.
(2)

Amounts in the “Other” column include (i) a 401(k) matching contribution of $8,500 for each NEO, (ii) the value of company-paid life insurance premiums ($3,142 for Mr. LeClair, plus an additional payment of $923 to cover the income taxes owed in respect of his secondary policy, and $852 for each other NEO), and (iii) the value of an employer-provided vehicle, $27,789, $34,828, $20,551, $23,932, and $24,621, respectively, for Messrs. LeClair, Witkowski, Schaller, Cowles and Ms. Schneider, calculated as the annualized cost of depreciation, total fuel costs, insurance and maintenance expenses.

Grants of Plan-Based Awards for Fiscal 2020

The following table provides information concerning the annual incentive plan opportunities made available to the NEOs in fiscal 2020.

	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)
Name	Threshold $ 50%	Target $ 100%	Maximum $ 200%
Stephen O. LeClair	362,500	725,000	1,450,000
Mark R. Witkowski	157,500	315,000	630,000
John R. Schaller	167,875	335,750	671,500
Bradford A. Cowles	138,750	277,500	555,000
Laura K. Schneider	135,000	270,000	540,000

(1)	Amounts in this table reflect potential payouts at threshold, target and maximum performance levels under the MICP for fiscal 2020. No equity grants were made to any of the NEOs in fiscal 2020.

Narrative disclosure to summary compensation table and grant plan based awards table

Employment Agreements

Messrs. LeClair, Witkowski, and Cowles and Ms. Schneider are each party to an employment agreement with Opco. Each employment agreement provides for at-will employment with Opco. Each executive is entitled to participate in Holdings’ MICP and other compensation and benefit plans available to other executives or officers of Opco. Under the terms of each employment agreement, on a termination by Opco without “cause” or by the executive due to a “change in employment” (i.e., “good reason” to resign due to a change in employment), each executive is entitled to (i) a payment equal to 12 months base salary (24 months for Mr. LeClair) and his or her target MICP bonus (two times target MICP bonus for Mr. LeClair), paid in equal installments over the twelve-month (24-months for Mr. LeClair) period following termination, and (ii) a payment equal to the monthly cost of purchasing COBRA continuation coverage, payable in monthly installments for the twelve-month period following termination; payment is subject to executive’s execution of a release of claims.

Under each employment agreement:

•	“cause” means (i) executive’s commission of a crime involving fraud, theft, false statements or other similar acts or commission of any crime that is a felony, (ii) executive’s willful or grossly negligent failure to perform employment duties, (iii) executive’s material breach of the employment agreement or the terms of an applicable noncompetition, nondisclosure or nonsolicitation provision; in the case of (ii) or (iii), the executive has a 30 day period to cure; and

•

“change in employment” means (i) the assignment of duties that are materially inconsistent with the executive’s position, (ii) a reduction in executive’s base salary, (iii) Opco’s material breach of the employment agreement, or (iv) the relocation of executive’s primary workplace by more than 50 miles. The executive must provide Opco with 30 days to cure and must resign within ten business days following the expiration of the cure period to qualify as a termination due to a “change in employment.”

Outstanding Equity Awards at Fiscal Year End 2020

Name	Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Option Exercise Price ($)(2)	Option Expiration Date
Stephen O. LeClair	720,000	480,000	6.85	N/A
Mark R. Witkowski	330,000	220,000	6.85	N/A
John R. Schaller	255,000	170,000	6.85	N/A
Bradford A. Cowles	330,000	220,000	6.85	N/A
Laura K. Schneider	285,000	190,000	6.85	N/A

(1)

The equity awards that are disclosed in these tables are Profits Units, which are profits interests in Management Feeder rather than traditional option awards. A profits interest is a partnership interest that gives the owner the right to receive a percentage of future profits from the partnership. Despite the fact that profits interests such as the Profits Units do not require exercise or contribution of funds into the partnership, we believe that these awards are economically similar to stock options because they obtain value only as the value of the underlying security rises over a benchmark amount (which acts like an option exercise price), and as such, are required to be reported as “Option Awards.” No “options” in the traditional sense have been granted to our NEOs. See “—Elements of our Executive Compensation Program—Long-Term Incentives.” This table provides information about the outstanding equity awards held by our NEOs as of December 31, 2020, prior to giving effect to the Reorganization Transactions (including any unit split) in connection with this offering. For a description of the expected treatment of the Profits Units in connection with the Reorganization Transactions, see “—Elements of our Executive Compensation Program—Long-Term Incentives—Conversion of Management Feeder Units.”

These Profits Units were granted on January 1, 2018. One fifth vested on each of August 1, 2018, August 1, 2019 and August 1, 2020. The remaining Profits Units will vest ratably on August 1, 2021 and August 1, 2022.

(2)

The Profits Units had an original benchmark amount of $10.00, which was reduced to $6.85 to reflect a $3.15 distribution paid to common unitholders on September 16, 2019 in which holders of Profits Units did not participate.

Potential Payments Upon Termination or Change-in-Control

We have entered into employment arrangements that, by their terms, will require us to provide compensation and other benefits to certain of our NEOs if their employment terminates or they resign under specified circumstances. In addition, the Equity Incentive Plan provides for certain payments upon a participant’s termination of employment or a change-in-control of Holdings, including a sale, transfer or other disposition of all or substantially all of Holdings’ assets.

The following discussion summarizes the potential payments upon a termination of employment in various circumstances. The amounts discussed apply the assumptions that employment terminated on December 31, 2020, or that a change in control occurred on December 31, 2020. See “—Narrative disclosure to summary compensation table and grant plan based awards table—Employment Agreements” above for a description of the NEOs’ respective employment agreements.

Estimated Benefits upon Termination without “Cause” or Resignation due to a “Change in Employment”

Upon termination without “cause” or resignation due to a “change in employment” (i.e., “good reason”), Messrs. LeClair, Witkowski, and Cowles and Ms. Schneider are entitled to contractual severance benefits payable on termination plus payment of COBRA premium costs. Mr. Schaller does not have an employment agreement with the Company and, therefore, he is also not entitled to any severance benefits from the Company if he is terminated without “cause” or he resigns due to a “change in employment.” None of our NEOs is entitled to any additional severance upon a termination in connection with a change in control.

Name	Salary (other than accrued amounts) ($)	Bonus ($)	COBRA Benefit Payment(1) ($)		Total ($)
Stephen O. LeClair	1,450,000	1,450,000	20,253		2,920,253
Mark R. Witkowski	420,000	315,000	—	(2)	735,000
John R. Schaller	—	—	—		—
Bradford A. Cowles	370,000	277,500	20,253		667,753
Laura K. Schneider	360,000	270,000	17,185		647,185

(1)	Payment of the COBRA benefit payment will cease in the event that an executive becomes eligible for health benefits coverage from a subsequent employer.
(2)

No value is shown in this column for Mr. Witkowski because he did not participate in the Company’s health plan in 2020 and would therefore have been ineligible to participate in COBRA continuation coverage following a termination that occurred on December 31, 2020. If he is participating in the Company’s health plan as of a future qualifying termination of employment and he elects COBRA continuation coverage, he will be entitled to payment of COBRA premium costs for 12 months following his termination.

Estimated Benefits in Connection with a Change in Control or Termination due to Death or Disability

If an NEO’s employment is terminated as a result of the NEO’s death or disability, then any unvested Profits Units held by the NEO at the time of his or her death or disability will accelerate and become vested.

If Holdings undergoes a “change in control,” as defined below, any unvested Profits Units will become vested. Under the Equity Incentive Plan, a “change in control” is generally defined as the first to occur of the following events:

•

the acquisition (including by merger) by any person, entity or “group” (as defined in Section 13(d) of the Exchange Act) after which acquisition such person, entity or group owns more than 50% of the equity interests of Holdings’ then outstanding equity interests, other than any such acquisition by Holdings, any of our subsidiaries, any employee benefit plan of ours or any of our subsidiaries, or by any of the CD&R Investors (including any “group” (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) of which any CD&R Investor is a member, or any affiliates of any of the foregoing; or

•

the sale, transfer or other disposition of all or substantially all of Holdings’ assets to one or more persons or entities that are not, immediately prior to such sale, transfer or other disposition, our affiliates.

Neither a public offering of Holdings’ common stock nor the Reorganization Transactions constitutes a change in control.

As described above, assuming a termination of employment due to the executive’s death or disability or the occurrence of a change in control of Holdings on December 31, 2020, our NEOs would have received benefits from the accelerated vesting of unvested Profits Units in the following amounts:

Name	Acceleration of Profits Units ($)(1)
Stephen O. LeClair	2,712,000
Mark R. Witkowski	1,243,000
John R. Schaller	960,500
Bradford A. Cowles	1,243,000
Laura K. Schneider	1,073,500

(1)

Fair market value as of December 31, 2020 of $12.50 per common unit was determined in accordance with the terms of the Equity Incentive Plan, taking into account a valuation performed by an independent valuation firm. The value of the accelerated vesting of the Profits Units shown in this table reflects a value per Profits Unit equal to $5.65, the value of a common unit as of December, 31, 2020, minus the adjusted benchmark amount of $6.85 (reflecting the prior distribution credit of $3.15, but excluding the offsets for unrecovered tax distributions).

Estimated Benefits in Connection with a Termination due to Retirement

Ordinarily, in order to receive payment of an annual bonus, a participant must be employed on the payment date. However, if a participant retires prior to the payment date, he or she would receive payment of the full MICP bonus earned based on actual performance.

Changes to the Executive Compensation Program in Connection with the Initial Public Offering

Omnibus Incentive Plan

Our board of directors has approved the Core & Main, Inc. 2021 Omnibus Equity Incentive Plan, or the “Omnibus Incentive Plan,” which will be effective on the effective date of the registration statement of which this prospectus forms a part, pursuant to which, following this offering, at times determined by our board of directors or our Compensation Committee, we will make grants of long-term equity incentive compensation to our employees, directors and certain other eligible service providers.

Following this offering, commencing in 2022, we intend to grant annual equity awards to our NEOs and other employees and service providers in amounts determined by our board of directors or our Compensation Committee, as a key element of our post-offering compensation program.

The following are the material terms of the Omnibus Incentive Plan, which is qualified by reference to the full text of the Omnibus Incentive Plan, which will be filed with the SEC as an exhibit to the registration statement of which this prospectus is a part.

Administration. Our board of directors has the authority to interpret the terms and conditions of the Omnibus Incentive Plan, to determine eligibility and the terms of awards for participants and to make all other determinations necessary or advisable for the administration of the Omnibus Incentive Plan. The board of directors may delegate its authority to a committee, including the Compensation Committee. The board of directors, or the applicable committee, is referred to below as the “Administrator.” To the extent consistent with applicable law, the Administrator may further delegate matters involving administration of the Omnibus Incentive Plan to our Chief Executive Officer or other officers. In addition, subcommittees may be established by the Administrator, including to comply with Rule 16b-3 under the Exchange Act.

Eligible Award Recipients. Our directors, employees and certain service providers are eligible to receive awards under the Omnibus Incentive Plan.

Awards. Awards under the Omnibus Incentive Plan may be made in the form of stock options, which may be either incentive stock options or non-qualified stock options; restricted stock; restricted stock units; performance shares; performance units; stock appreciation rights, or “SARs”; dividend equivalents; and other stock-based awards. Cash awards may also be granted under the Omnibus Incentive Plan as annual or long-term incentives. All of the shares under the Omnibus Incentive Plan may be granted as incentive stock options within the meaning of the Code.

Shares Subject to the Omnibus Incentive Plan. Subject to adjustment as described below, we expect to reserve for issuance under the Omnibus Incentive Plan 12,600,000 shares of our Class A common stock, plus 633,683 shares of Class A common stock in respect of stock appreciation rights that will be converted from unit appreciation rights of Holdings that preexisted this offering, or “Converted SARs.” Shares issued under the Omnibus Incentive Plan may be either authorized but unissued shares or shares reacquired by us.

Any shares covered by an award, or portion of an award, granted under the Omnibus Incentive Plan (other than Converted SARs) that are forfeited, canceled, expired or otherwise terminated for any reason will again be available for the grant of awards under the Omnibus Incentive Plan. Additionally, any shares tendered or withheld to satisfy the grant or exercise price or tax withholding obligations pursuant to any award under the Omnibus Incentive Plan (other than Converted SARs), and the shares subject to any award (other than Converted SARs) that is settled in cash, will again be available for issuance. The Omnibus Incentive Plan permits us to issue replacement awards to employees of companies acquired by us, but those replacement awards would not count against the share maximum listed above.

Director Limits. With respect to any period from one annual meeting of shareholders to the next following annual meeting of shareholders, the fair market value of awards granted to any non-employee director (as of the grant date) and the cash paid to any non-employee director may not exceed $750,000 in the aggregate for any such non-employee director who is serving as chair of the board of directors and $500,000 in the aggregate for any other such non-employee director.

Terms and Conditions of Options and Stock Appreciation Rights. An “incentive stock option” is an option that meets the requirements of Section 422 of the Code, and a “non-qualified stock option” is an option that does not meet those requirements. A “SAR” is the right of a participant to a payment, in shares of Class A common stock, or such other form determined by the Administrator, equal to the amount by which the fair market value of a share of common stock on the exercise date exceeds the exercise price of the SAR. An option or SAR granted under the Omnibus Incentive Plan will be exercisable only to the extent that it is vested on the date of exercise. Each option and SAR will vest and become exercisable according to the terms and conditions determined by the Administrator. Unless otherwise determined by the Administrator, no option or SAR may be exercisable more than ten years from the grant date. SARs may be granted to participants in tandem with options or separately.

The exercise price per share under each non-qualified option and SAR granted under the Omnibus Incentive Plan may not be less than 100% of the fair market value of our Class A common stock on the option grant date. The Omnibus Incentive Plan includes a general prohibition on the repricing of out-of-the-money options and SARs without shareholder approval.

Terms and Conditions of Restricted Stock and Restricted Stock Units. Restricted stock is an award of Class A common stock on which certain restrictions are imposed over specified periods that subject the shares to a substantial risk of forfeiture. A restricted stock unit is a unit, equivalent in value to a share of Class A common stock, credited by means of a bookkeeping entry in our books to a participant’s account, which is settled after vesting in stock or cash, as determined by the Administrator. Subject to the provisions of the Omnibus Incentive Plan, our Administrator will determine the terms and conditions of each award of restricted stock or restricted stock units, including the restricted period for all or a portion of the award, and the restrictions applicable to the award. Restricted stock and restricted stock units will vest based on a period of service specified by our Administrator, the occurrence of events specified by our Administrator or both. Restricted stock units granted under the plan will receive dividend equivalents settled in shares of our Class A common stock unless otherwise determined by the Administrator.

Terms and Conditions of Performance Shares and Performance Units. A performance share is a grant of a specified number of shares of Class A common stock, or a right to receive a specified (or formulaic) number of shares of Class A common stock after the date of grant, subject to the achievement of predetermined performance conditions. A performance unit is a unit, having a specified cash value that represents the right to receive a share of Class A common stock or cash (based on the fair market value of our Class A common stock) if performance conditions are achieved. Vested performance units may be settled in cash, stock or a combination of cash and stock, at the discretion of the Administrator. Performance shares and performance units will vest based on the achievement of performance goals during the performance cycle established by the Administrator, and such other conditions, restrictions and contingencies as the Administrator may determine. Performance shares and performance units granted under the plan will receive dividend equivalents settled in shares of our Class A common stock unless otherwise determined by the Administrator.

Other Stock-Based Awards. The Administrator may make other equity-based or equity-related awards not otherwise described by the terms of the Omnibus Incentive Plan.

Dividend Equivalents. A dividend equivalent is the right to receive payments in cash or in stock, based on dividends with respect to shares of Class A common stock. Dividend equivalents may be granted to participants in tandem with another award or separately.

Termination of Employment or Service. Except as determined by the Administrator or provided in an award agreement, unvested awards granted under the Omnibus Incentive Plan will be forfeited upon a participant’s termination of employment or service to the Company.

Other Forfeiture Provisions; Clawback. A participant will be required to forfeit and disgorge any awards granted or vested and all gains earned or accrued due to the exercise of stock options or SARs or the sale of any Class A common stock of the Company to the extent required by any policies as to forfeiture and recoupment or clawback policies as may be adopted by the Administrator, the Company or its subsidiaries or the board of directors, or as required by applicable law, including Section 304 of the Sarbanes-Oxley Act and Section 10D of the Exchange Act, or as required by any stock exchange or quotation system on which our Class A common stock is listed.

In addition, the Administrator may impose similar penalties to a participant who engages in “competitive activity” (as defined in the Omnibus Incentive Plan).

Change in Capitalization or Other Corporate Event. The number or amount of shares of stock, other property or cash covered by outstanding awards, the number and type of shares of stock that have been authorized for issuance under the Omnibus Incentive Plan, the exercise or base price or purchase price of each outstanding award, and the other terms and conditions of outstanding awards, will be subject to adjustment by the Administrator, in its discretion, in the event of any stock dividend, extraordinary dividend, stock split or share combination or any recapitalization, merger, consolidation, exchange of shares, spin-off, liquidation or dissolution of the Company or other similar transaction affecting our common stock. Any such adjustment would not be considered a repricing for purposes of the prohibition on repricing described above.

Effect of a Change in Control. Except as otherwise determined by the Administrator, upon a future change in control of the Company, unless prohibited by applicable law (including if such action would trigger adverse tax treatment under Section 409A of the Code), no accelerated vesting or cancellation of awards would occur if the awards are assumed and/or replaced in the change in control with substitute awards having the same or better terms and conditions, except that any substitute service-based awards must fully vest on a participant’s involuntary termination of employment without “cause” or, if applicable, for “good reason” (as defined in the Omnibus Incentive Plan) occurring within 12 months following the date of the change in control. If the Administrator determines that any outstanding awards will not be substituted in the change in control, then those awards would fully vest and be cancelled for the same per share payment made to the shareholders in the change in control (less, in the case of options and SARs, the applicable exercise or base price), except that performance awards will be treated as provided in the respective award agreements. The Administrator has the ability to prescribe different treatment of awards in the award agreements and/or to take actions that are more favorable to participants.

Employee Stock Purchase Plan

In connection with and contingent on the completion of the offering, we will adopt an Employee Stock Purchase Plan (the “ESPP”) as a means of permitting our employees to acquire our Class A common stock. We expect to reserve for issuance under the ESPP 2,500,000 shares of our Class A common stock. Under the ESPP, eligible employees of the Company may purchase Class A common stock during pre-specified offering periods at a discount of five percent of the fair market value of the Class A common stock at the end of the offering period, or such other price as determined by the Compensation Committee prior to the commencement of an offering period, up to a maximum discount of fifteen percent of the fair market value of the Class A common stock at either the beginning or the end of the offering period, whichever price is lower. No decision has been made to date as to when to commence offering periods under the ESPP, although the first offering period would not commence earlier than the day on which the offering is completed. If the ESPP were to commence one or more offering periods, our executive officers would participate in the ESPP on the same terms and conditions as all other participating employees.

Compensation of Directors

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	Total ($)
James G. Castellano	110,000	—	110,000
Dennis G. Gibson	90,000	—	90,000
Orvin T. Kimbrough	90,000	66,560	156,560
Kathleen M. Mazzarella	90,000	—	90,000
Margaret M. Newman	105,000	—	105,000

(1)

The amounts reported for 2020 represent the aggregate grant date fair value of the Profits Units awarded to Mr. Kimbrough, based on a grant date fair value per unit of $4.16, calculated in accordance with FASB ASC Topic 718, Compensation—Stock Compensation (“ASC Topic 718”). The assumptions used in calculating the grant date fair value of these Profits Units, reported in this column are set forth in Note 9—Equity-Based Compensation and Employee Benefit Plans to our audited consolidated financial statements included elsewhere in this prospectus.

Narrative Disclosure to Director Compensation Table

For fiscal 2020, non-executive directors of Holdings who were not affiliated with CD&R were entitled to an annual fee of $90,000. The chair of the Audit Committee, Mr. Castellano, received an additional fee of $20,000 and the chair of the Compensation Committee, Ms. Newman, received an additional fee of $15,000. In connection with the commencement of his services on November 10, 2020, Mr. Kimbrough received a payment of $90,000 as payment of his annual fee for the first four quarters of his board service, and received a grant of 16,000 Profits Units on December 7, 2020. All other fees were paid in cash in quarterly installments in arrears.

Changes to the Director Compensation Program in Connection with the Initial Public Offering

We expect that our board of directors will adopt the following non-employee director compensation program in connection with this offering, including a mix of cash and equity compensation:

Cash Retainers and Equity-Based Awards

Compensation	Amount
Annual Equity Award	$120,000 restricted stock unit grant with vesting to occur on the earlier of (a) 1 year from the grant date or (b) the date of the next annual meeting of shareholders

Annual Cash Retainer	$70,000

Committee Chair Annual Cash Retainer	Audit Committee: $25,000 Compensation Committee: $20,000 Nominating & Governance Committee: $15,000

Committee Member Annual Cash Retainer	Audit Committee: $10,000 Compensation Committee: $10,000 Nominating & Governance Committee: $7,500

We expect that each of our directors who is employed by or affiliated with CD&R will not receive compensation for his or her services as a director. Cash compensation will be paid quarterly in arrears. Directors are also entitled to reimbursement of their expenses incurred in connection with travel to meetings.

We expect that (i) existing directors will not receive new annual equity awards in connection with this offering and (ii) new directors added prior to our annual meeting of shareholders would receive a pro-rata portion of the annual equity award in the form of restricted stock units vesting upon the date of the next annual meeting of shareholders, followed by a full annual equity award at the same annual meeting of shareholders.

PRINCIPAL STOCKHOLDERS

The following table sets forth information immediately following the Reorganization Transactions with respect to the ownership of our Class A common stock and our Class B common stock by:

•	each person known to own beneficially more than five percent of any class of our outstanding voting securities;

•	each of our directors;

•	each of our named executive officers; and

•	all of our current executive officers and directors as a group.

The percentage of beneficial ownership of our Class A common stock and our Class B common stock outstanding before the offering set forth below is based on the number of shares of our Class A common stock and our Class B common stock to be issued and outstanding immediately following the Reorganization Transactions without giving effect to this offering. The percentage of beneficial ownership of our Class A common stock and our Class B common stock after the offering set forth below is based on shares of our Class A common stock and our Class B common stock to be issued and outstanding immediately after this offering.

Immediately following the consummation of this offering, the Continuing Limited Partners will hold all of the issued and outstanding shares of our Class B common stock. As a result, the number of shares of Class B common stock listed in the table below correlates to the number of Partnership Interests that the Continuing Limited Partners will own immediately after this offering. The shares of Class B common stock will have no economic rights but each share will entitle the holder to one vote on all matters on which stockholders of Core & Main are entitled to vote generally. The voting power afforded to the Continuing Limited Partners by their shares of Class B common stock will be automatically and correspondingly reduced as they exchange shares of Class B common stock, together with a corresponding number of Partnership Interests, for shares of Class A common stock. See “Certain Relationships and Related Party Transactions—Exchange Agreement” and “Description of Capital Stock.”

The amounts and percentages of shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

Except as otherwise indicated in the footnotes to the table, each of the beneficial owners listed has, to our knowledge, sole voting and investment power with respect to the indicated shares of Class A common stock and Class B common stock. Unless otherwise set forth in the footnotes to the table, the address for each listed stockholder is 1830 Craig Park Court, St. Louis, MO 63146.

	Class A Common Stock Beneficially Owned (1)						Class B Common Stock Beneficially Owned (1)(2)						Combined Voting Power (3)
	Before the Offering		After the Offering, Assuming Underwriters’ Option is Not Exercised		After the Offering, Assuming Underwriters’ Option is Exercised in Full		Before the Offering		After the Offering, Assuming Underwriters’ Option is Not Exercised		After the Offering, Assuming Underwriters’ Option is Exercised in Full		% Before the Offering	% After the Offering, Assuming Underwriters’ Option is Not Exercised	% After the Offering, Assuming Underwriters’ Option is Exercised in Full
Name of Beneficial Owner	Number	%	Number	%	Number	%	Number	%	Number	%	Number	%
Investment funds associated with Clayton, Dubilier & Rice, LLC (4)	119,942,729	100.0%	119,942,729	77.5%	119,942,729	74.9%	71,854,015	83.7%	71,854,015	83.7%	71,854,015	83.7%	93.2%	79.7%	78.0%
Core & Main Management Feeder, LLC (5)	8,153	*	8,153	*	8,153	*	13,999,368	16.3%	13,999,368	16.3%	13,999,368	16.3%	6.8%	5.8%	5.7%
Stephen O. LeClair (6)	1,151	*	1,151	*	1,151	*	1,975,836	2.3%	1,975,836	2.3%	1,975,836	2.3%	*	*	*
Mark R. Witkowski (6)	492	*	492	*	492	*	845,203	*	845,203	*	845,203	*	*	*	*
Laura K. Schneider (6)	468	*	468	*	468	*	803,890	*	803,890	*	803,890	*	*	*	*
Bradford A. Cowles (6)	528	*	528	*	528	*	907,444	1.1%	907,444	1.1%	907,444	1.1%	*	*	*
John R. Schaller (6)	467	*	467	*	467	*	801,643	*	801,643	*	801,643	*	*	*	*
James G. Berges	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
James G. Castellano	138	*	138	*	138	*	236,543	*	236,543	*	236,543	*	*	*	*
Dennis G. Gipson	139	*	139	*	139	*	237,491	*	237,491	*	237,491	*	*	*	*
Orvin T. Kimbrough	41	*	41	*	41	*	69,335	*	69,335	*	69,335	*	*	*	*
Kathleen M. Mazzarella	70	*	70	*	70	*	119,770	*	119,770	*	119,770	*	*	*	*
Margaret M. Newman	28	*	28	*	28	*	48,527	*	48,527	*	48,527	*	*	*	*
Ian A. Rorick	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Nathan K. Sleeper	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Jonathan L. Zrebiec	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
All current directors and executive officers as a group (16 persons) (6)	3,987	*	3,987	*	3,987	*	6,854,583	8.0%	6,854,583	8.0%	6,854,583	8.0%	3.3%	2.8%	2.8%

*	Represents less than 1%.
(1)

Subject to the terms of the Exchange Agreement, each Partnership Interest, together with a corresponding number of shares of Class B common stock, is exchangeable for shares of Class A common stock on a one-for-one basis or, at the election of a majority of the disinterested members of our board of directors, for cash from a substantially concurrent public offering or private sale (based on the price of our Class A common stock sold in such public offering or private sale), net of any underwriting discounts and commissions, for each Partnership Interest exchanged, subject to customary conversion rate adjustments for stock splits, stock dividends, reclassifications and other similar transactions. Additional shares of Class A common stock or an equivalent cash payment, if a majority of the disinterested members of our board of directors elects to exchange shares of Class A common stock for cash pursuant to the preceding sentence, may be issued upon any such exchange pursuant to the terms of the Exchange Agreement on account of a shortfall relating to tax distributions or payments to fund payments under the Tax Receivable Agreements. See “The Reorganization Transactions” and “Certain Relationships and Related Person Transactions—Exchange Agreement.” Beneficial ownership of shares of Class B common stock reflected in this table has not been also reflected as beneficial ownership of shares of Class A common stock for which such shares, paired with an equal number of Partnership Interests, may be exchanged. In calculating the percentage of Partnership Interests beneficially owned after the Reorganization Transactions and the IPO Transactions above, the Partnership Interests held by Core & Main are treated as outstanding.

(2)	Represents Partnership Interests which are paired with an equal number of shares of Class B common stock.
(3)	Represents percentage of voting power of the Class A common stock and Class B common stock voting together as a single class. See “Description of Capital Stock—Common Stock.”

(4)

Represents shares held by the following investment funds associated with Clayton, Dubilier & Rice, LLC: (i) 730,478 shares of Class A common stock held by CD&R Fund X Advisor Waterworks B, L.P.; (ii) 110,828,476 shares of Class A common stock held by CD&R Fund X Waterworks B1, L.P.; (iii) 8,341,928 shares of Class A common stock held by CD&R Fund X-A Waterworks B, L.P.; and (iv) 41,847 shares of Class A common stock and 71,854,015 shares of Class B common stock held by CD&R Waterworks Holdings, L.P. directly or indirectly through a wholly-owned subsidiary. CD&R Waterworks Holdings GP, as the general partner of each of the CD&R Investors, CD&R Associates X, as the sole shareholder of CD&R Waterworks Holdings GP, and CD&R Investment Associates X, Ltd. (“CD&R Investment Associates”), as the general partner of CD&R Associates X, may be deemed to beneficially own the shares of Class A common stock and Class B common stock in which the CD&R Investors have beneficial ownership. Each of CD&R Waterworks Holdings GP, CD&R Associates X and CD&R Investment Associates expressly disclaims beneficial ownership of the shares of Class A common stock and Class B common stock in which the CD&R Investors have beneficial ownership. Investment and voting decisions with respect to the shares of Class A common stock and Class B common stock held by the CD&R Investors are made by an investment committee of limited partners of CD&R Associates X, currently consisting of more than ten individuals, each of whom is also an investment professional of CD&R (the “Investment Committee”). All members of the Investment Committee disclaim beneficial ownership of the shares shown as beneficially owned by the CD&R Investors. Each of CD&R Investment Associates and CD&R Waterworks Holdings GP is managed by a two-person board of directors. Donald J. Gogel and Nathan K. Sleeper, as the directors of each of CD&R Investment Associates and CD&R Waterworks Holdings GP, may be deemed to share beneficial ownership of the shares of Class A common stock and Class B common stock directly held by the CD&R Investors. Such persons expressly disclaim such beneficial ownership. The principal office of each of the CD&R Investors, CD&R Waterworks Holdings GP, CD&R Associates X and CD&R Investment Associates is c/o Clayton, Dubilier & Rice, LLC, 375 Park Avenue, New York, New York 10152.

(5)	Represents 8,153 shares of Class A common stock and 13,999,368 shares of Class B common stock held by Core & Main Management Feeder, LLC.

CD&R Waterworks Holdings GP, as the manager of Management Feeder, CD&R Associates X, as the sole shareholder of CD&R Waterworks Holdings GP, and CD&R Investment Associates, as the general partner of CD&R Associates X, may be deemed to beneficially own the shares of Class B common stock in which Management Feeder has beneficial ownership. Each of CD&R Waterworks Holdings GP, CD&R Associates X and CD&R Investment Associates expressly disclaims beneficial ownership of the shares of Class B common stock in which Management Feeder has beneficial ownership. Voting decisions with respect to the shares of Class B common stock held by Management Feeder are made by the Investment Committee of CD&R Associates X, currently consisting of more than ten individuals, each of whom is also an investment professional of CD&R. All members of the Investment Committee disclaim beneficial ownership of the shares shown as beneficially owned by the CD&R Investors. Each of CD&R Investment Associates and CD&R Waterworks Holdings GP is managed by a two-person board of directors. Donald J. Gogel and Nathan K. Sleeper, as the directors of each of CD&R Investment Associates and CD&R Waterworks Holdings GP, may be deemed to share beneficial ownership of the shares of Class B common stock directly held by Management Feeder. Such persons expressly disclaim such beneficial ownership. The principal office of each of Management Feeder, CD&R Waterworks Holdings GP, CD&R Associates X and CD&R Investment Associates is c/o Clayton, Dubilier & Rice, LLC, 375 Park Avenue, New York, New York 10152.

Investment decisions with respect to the shares of Class A common stock and Class B common stock held by Management Feeder are made by the holders of Management Feeder common units in respect of the corresponding number of shares into which its common units are exchangeable. See “The Reorganization Transactions—Management Feeder and Unit Appreciation Rights.”

(6)

Beneficial ownership represents such person’s proportionate interest in shares of Class A common stock and Class B common stock held by Management Feeder. See “The Reorganization Transactions—Management Feeder and Unit Appreciation Rights.”

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Policies and Procedures for Related Person Transactions

Prior to the completion of this offering, we expect that our board of directors will approve policies and procedures with respect to the review and approval of certain transactions between us and a Related Person (as defined herein) or a Related Person Transaction (as defined herein) (the “Related Person Transaction Policy”). Pursuant to the terms of the Related Person Transaction Policy, our board of directors, acting through our Audit Committee, must review and decide whether to approve any Related Person Transaction. Any Related Person Transaction is required to be reported to our legal department, which will then determine whether it should be submitted to our Audit Committee for consideration. The Audit Committee must then review and decide whether to approve any Related Person Transaction.

For the purposes of the Related Person Transaction Policy, a “Related Person Transaction” means a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we (including any of our subsidiaries) were, are or will be a participant and in which any Related Person had, has or will have a direct or indirect interest; and a “Related Person” means any person who is, or at any time since the beginning of our last fiscal year was, a director or executive officer of Core & Main or a nominee to become a director of Core & Main; any person who is the beneficial owner of more than five percent of any class of our common stock; any immediate family member of any of the foregoing persons, including any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the director, executive officer, nominee or more than five percent beneficial owner, and any person (other than a tenant or employee) sharing the household of such director, executive officer, nominee or more than five percent beneficial owner; and “spouse” includes an individual married to a person of the same sex if the couple is lawfully married under state law, regardless of the individual’s domicile; and any firm, corporation or other entity in which any of the foregoing persons is a general partner or, for other ownership interests, a limited partner or other owner in which such person has a beneficial ownership interest of ten percent or more.

Master Reorganization Agreement

Following the effectiveness of the registration statement filed with the SEC in connection with this offering, we will enter into the Master Reorganization Agreement with Holdings, the Continuing Limited Partners, the Blocker Companies, CD&R Waterworks Holdings GP, CD&R Associates X, CD&R WW Holdings, L.P., Core & Main GP, LLC, CD&R Plumb Buyer, LLC, CD&R Fund X Advisor Waterworks B, L.P., CD&R Fund X Waterworks B1, L.P., CD&R Fund X-A Waterworks B, L.P., CD&R WW, LLC, Brooks Merger Sub 1, Inc. and Brooks Merger Sub 2, Inc. Pursuant to the Master Reorganization Agreement, the Former Limited Partners will receive Partnership Interests in exchange for their existing indirect ownership interests in Holdings and will exchange these Partnership Interests for shares of Class A common stock of Core & Main prior to the consummation of this offering.

Exchange Agreement

Prior to the consummation of this offering, we will enter into an Exchange Agreement with the Continuing Limited Partners under which the Continuing Limited Partners (or their permitted transferees) will have the right, subject to the terms of the Exchange Agreement, to exchange their Partnership Interests, together with the retirement of a corresponding number of shares of our Class B common stock, for shares of our Class A common stock on a one-for-one basis or, at the election of a majority of the disinterested members of our board of directors, for cash from a substantially concurrent public offering or private sale (based on the price of our Class A common stock sold in such public offering or private sale), net of any underwriting discounts and commissions, for each Partnership Interest exchanged, subject to customary conversion rate adjustments for stock splits, stock dividends, reclassifications and other similar transactions. The Exchange Agreement will also provide that, in connection with any such exchange, to the extent that Holdings has, since consummation of the Reorganization Transactions and this offering, made distributions to the applicable Continuing Limited Partner that are proportionately lesser or greater than the distributions made to us, on a pro rata basis, the number of shares of Class A common stock to be issued or cash to be paid to such Continuing Limited Partner will be adjusted to take into account the amount of such discrepancy that is allocable to the Partnership Interests, and Class B common stock, subject to such exchange. We expect to cause Holdings to make distributions to its partners in such a manner as generally to limit increases to the number of shares of Class A common stock to be issued or cash to be paid to exchanging Continuing Limited Partners in connection with the adjustment described in the preceding sentence. Future partner distributions and the number of shares issuable pursuant to such provision of the Exchange Agreement will fluctuate based on a number of factors, including our financial performance, the actual tax rates applied to the applicable Continuing Limited Partners (or their permitted transferees), any changes in tax rates or tax laws and future share prices for our Class A common stock. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Our Business—CARES Act.” Unless our board of directors elects to settle these obligations in cash pursuant to the terms of the Exchange Agreement, we expect that these arrangements will result in a substantial number of additional shares of Class A common stock being issued to the Continuing Limited Partners. We currently expect such restrictions on Holdings’ ability to make pro rata tax distributions to Continuing Limited Partners to apply through August 15, 2025 (the maturity date of the Senior Notes, which represents the longest-dated maturity of our debt instruments that contain the restricted payment covenant relating to tax distributions).

As a Continuing Limited Partner exchanges Partnership Interests with Core & Main for shares of Class A common stock, the number of Partnership Interests held by Core & Main will be correspondingly increased as Core & Main acquires the exchanged Partnership Interests and, if applicable, issues additional shares of Class A common stock to such holder on account of a shortfall relating to tax distributions or payments to fund payments under the Tax Receivable Agreements. Shares of our Class B common stock will be retired on a one-for-one basis as Partnership Interests are exchanged for shares of our Class A common stock or, at the election of Core & Main’s board of directors, redeemed for a cash payment. The Exchange Agreement will provide that a holder of Partnership Interests will not have the right to exchange Partnership Interests if Core & Main determines that such exchange would be prohibited by law or regulation or would violate other agreements with Core & Main or its subsidiaries to which the holder of Partnership Interests may be subject. Core & Main may refuse to honor any request to effect an exchange if it determines such exchange would pose a material risk that Holdings would be treated as a “publicly traded partnership” for U.S. federal income tax purposes. Notwithstanding the foregoing, the Continuing Limited Partners are generally permitted to exchange Partnership Interests, subject to the terms of the Exchange Agreement. Any fractional shares of Class A common stock issuable upon exchanges of Partnership Interests and corresponding shares of Class B common stock will be settled in cash.

Tax Receivable Agreements

Our acquisition of Partnership Interests from the Continuing Limited Partners or their permitted transferees in exchange for shares of our Class A common stock (or cash) as described under “—Exchange Agreement” is expected to create tax benefits for us. We will enter into the Continuing Limited Partner Tax Receivable Agreement that will provide for the payment by Core & Main to the Continuing Limited Partners or their permitted transferees of 85% of the amount of such tax benefits, if any, that Core & Main realizes (or in certain circumstances is deemed to realize) as a result of (i) our acquisition of Partnership Interests from the Continuing Limited Partners or their permitted transferees, (ii) our allocable share of existing tax basis acquired in connection with this offering attributable to the Continuing Limited Partners and in connection with exchanges of Partnership Interests for cash or shares of our Class A common stock pursuant to the Exchange Agreement and (iii) tax benefits attributable to payments made under the Continuing Limited Partner Tax Receivable Agreement (including imputed interest).

In addition, we will enter into the Former Limited Partner Tax Receivable Agreement which will provide for the payment by us to certain Former Limited Partners or their permitted transferees of 85% of the tax benefits, if any, that we actually realize, or in some circumstances are deemed to realize, as a result of (i) the tax attributes of the Partnership Interests we hold in respect of such Former Limited Partners’ interest in us, including such attributes which resulted from such Former Limited Partners’ prior acquisition of ownership interests in Holdings and our allocable share of existing tax basis acquired in connection with this offering attributable to the Former Limited Partners and (ii) certain other tax benefits.

Amended and Restated Limited Partnership Agreement of Holdings

In connection with the Reorganization Transactions, the limited partnership agreement of Holdings will be amended and restated. As a result of the Reorganization Transactions and this offering, we will hold Partnership Interests in Holdings and will be the general partner of Holdings. Accordingly, we will operate and control all of the business and affairs of Holdings and, through Holdings and its operating subsidiaries, conduct our business. Pursuant to the terms of the Amended and Restated Limited Partnership Agreement, we cannot, under any circumstances, be removed as the general partner of Holdings except by our election.

Pursuant to the Amended and Restated Limited Partnership Agreement, as it will be in effect at the time of this offering, as general partner, Core & Main has the right to determine when distributions, other than tax distributions and distributions to fund payments under the Tax Receivable Agreements, will be made by Holdings to holders of Partnership Interests and the amount of any such distributions. If a distribution (other than a tax distribution or a distribution to allow us to fund our payments under the Tax Receivable Agreements) is authorized, generally, such distribution will be made to the holder of Partnership Interests (which will initially only be the Continuing Limited Partners and Core & Main) pro rata in accordance with the percentages of their respective Partnership Interests.

The holders of Partnership Interests, including Core & Main, will incur U.S. federal, state and local income taxes on their allocable share (determined under relevant tax rules) of any taxable income of Holdings.

The Amended and Restated Limited Partnership Agreement will provide that Holdings, to the extent permitted by our agreements governing our indebtedness, will make cash distributions, which we refer to as “tax distributions,” to the holders of Partnership Interests. Generally, these tax distributions will be computed based on the net taxable income of Holdings allocable to the holders of Partnership Interests multiplied by an assumed, combined tax rate equal to the maximum rate applicable (including any Medicare Contribution tax on net investment income) to an individual or corporation resident in New York, New York (taking into account, among other things, the deductibility of certain expenses). The Amended and Restated Limited Partnership Agreement will also prohibit Holdings and its subsidiaries from incurring new indebtedness or refinancing existing indebtedness without the consent of the Continuing Limited Partners in a manner that would impose additional restrictions on Holdings’ ability to make tax distributions to the holders of Partnership Interests that are materially more onerous than those existing at the time that the limited partnership agreement of Holdings is amended and restated. In addition, we expect Holdings may make other distributions periodically to the extent permitted by our agreements governing our indebtedness and necessary to enable us to cover our operating expenses and other obligations, including our payment obligations under the Tax Receivable Agreements, as well as to make dividend payments, if any, to the holders of our Class A common stock.

Core & Main will not be entitled to compensation for services as general partner. Core & Main will be entitled to reimbursement by Holdings for fees and expenses incurred on behalf of Holdings, including all expenses associated with this offering and maintaining our corporate existence.

The Certificate of Incorporation and the Amended and Restated Limited Partnership Agreement will require that (i) we at all times maintain a ratio of one Partnership Interest owned by us for each share of Class A common stock issued by us (subject to certain exceptions for treasury shares and shares underlying certain convertible or exchangeable securities), and (ii) Holdings at all times maintain (x) a one-to-one ratio between the number of shares of Class A common stock issued by us and the number of Partnership Interests owned by us and (y) a one-to-one ratio between the number of shares of Class B common stock owned by the Continuing Limited Partners (or their permitted assigns) and the number of Partnership Interests owned by the Continuing Limited Partners (or their permitted assigns). This construct is intended to result in the Continuing Limited Partners having voting interests in Core & Main that are identical to the Continuing Limited Partners’ percentage economic interests in Holdings. Shares of Class B common stock are not transferable except for (i) transfers to us for no consideration upon which transfer such share of Class B common stock will be automatically retired or (ii) together with the transfer of an identical number of Partnership Interests made to the permitted transferee of such Partnership Interests made in compliance with the Amended and Restated Limited Partnership Agreement.

Stockholders Agreement

Prior to or at the completion of this offering, we expect to enter into the Stockholders Agreement with the CD&R Investors. The Stockholders Agreement will grant the CD&R Investors the right to designate for nomination for election to our board of directors a number of CD&R Designees equal to:

•

at least a majority of the total number of directors comprising our board of directors at such time as long as the CD&R Investors (together with their affiliates) collectively beneficially own shares of our common stock and our other equity securities representing at least 50% of the total voting power of the outstanding shares of our common stock and our other equity securities;

•

at least 40% of the total number of directors comprising our board of directors at such time as long as the CD&R Investors (together with their affiliates) collectively beneficially own shares of our common stock and our other equity securities representing at least 40% but less than 50% of the total voting power of the outstanding shares of our common stock and our other equity securities;

•

at least 30% of the total number of directors comprising our board of directors at such time as long as the CD&R Investors (together with their affiliates) collectively beneficially own shares of our common stock and our other equity securities representing at least 30% but less than 40% of the total voting power of the outstanding shares of our common stock and our other equity securities;

•

at least 20% of the total number of directors comprising our board of directors at such time as long as the CD&R Investors (together with their affiliates) collectively beneficially own shares of our common stock and our other equity securities representing at least 20% but less than 30% of the total voting power of the outstanding shares of our common stock and our other equity securities; and

•

at least 5% of the total number of directors comprising our board of directors at such time as long as the CD&R Investors (together with their affiliates) collectively beneficially own shares of our common stock and our other equity securities representing at least 5% but less than 20% of the total voting power of the outstanding shares of our common stock and our other equity securities.

For purposes of calculating the number of CD&R Designees that the CD&R Investors are entitled to nominate pursuant to the formula outlined above, any fractional amounts would be rounded up to the nearest whole number and the calculation would be made on a pro forma basis after taking into account any increase in the size of our board of directors. If the CD&R Investors (together with their affiliates) collectively beneficially own shares of our common stock and our other equity securities representing less than 5% of the total voting power of the outstanding shares of common stock and our other equity securities, the CD&R Investors will no longer be entitled to designate any designees for nomination by the board of directors.

With respect to any vacancy of a CD&R-designated director, the CD&R Investors will have the right to designate a new director for election by a majority of the remaining directors then in office.

The Stockholders Agreement will provide that a CD&R Designee will serve as the Chair of our board of directors as long as the CD&R Investors (together with their affiliates) collectively beneficially own shares of our common stock and our other equity securities representing at least 25% of the total voting power of the outstanding shares of our common stock and our other equity securities.

The Stockholders Agreement will also grant to the CD&R Investors certain other rights, including specified information and access rights.

Registration Rights Agreements

Opco is party to a registration rights agreement, dated as of August 1, 2017 (the “Opco Registration Rights Agreement”). The Opco Registration Rights Agreement grants certain affiliates of CD&R the right to register their equity interests or the equity interests of an affiliate of Opco in the event of an initial public offering of such equity interests and grants customary demand and piggyback registration rights once there is a publicly reporting company. We expect that the Opco Registration Rights Agreement will be terminated in connection with this offering in accordance with its terms.

Prior to the closing of this offering, we intend to enter into a registration rights agreement (the “Registration Rights Agreement”) with the CD&R Investors in connection with this offering. The Registration Rights Agreement will provide the CD&R Investors certain registration rights whereby, at any time following our initial public offering and the expiration of any related lock-up period, the CD&R Investors can require us to register under the Securities Act shares of our Class A common stock and our other equity securities held by the CD&R Investors (including shares of our Class A common stock issuable upon exchange of Partnership Interests held by CD&R Waterworks Holdings directly or indirectly through a wholly-owned subsidiary). The Registration Rights Agreement will also provide piggyback registration rights to the CD&R Investors.

Consulting Agreement

Holdings and certain of its subsidiaries, including Opco, are parties to a consulting agreement, dated as of August 1, 2017 (the “Consulting Agreement”), with CD&R pursuant to which Opco retained CD&R to provide CD&R Plumb Buyer, LLC, HD Supply Waterworks Group, Inc., Opco and its subsidiaries (collectively, the “Company Group”) certain management, consulting, advisory and monitoring services. The Consulting Agreement requires Opco to reimburse, or cause another member of the Company Group to reimburse, CD&R for its reasonable out-of-pocket expenses incurred in the course of rendering the services under the Consulting Agreement. In addition, pursuant to the Consulting Agreement, from time to time Opco will, or will cause another member of the Company Group to, pay to CD&R certain additional fees for consulting, advisory and other services that may be performed by CD&R in connection with certain other transactions consummated by a member of the Company Group.

Through January 31, 2021, no fees for services or reimbursements of expenses were paid or made to CD&R under the Consulting Agreement. We expect that the Consulting Agreement will be terminated in connection with this offering in accordance with its terms.

Indemnification Agreements

Holdings and certain of its subsidiaries, including Opco, are parties to an indemnification agreement, dated as of August 1, 2017 (the “Indemnification Agreement”), with CD&R and certain affiliates thereof pursuant to which the Company Group agreed to indemnify CD&R and certain of its affiliates, alternative investment vehicles, related parties, directors, officers, partners, members, employees, agents, advisors, consultants, representatives and controlling persons against certain losses, including losses (i) incurred by such indemnitees under applicable securities laws in connection with the Merger, (ii) relating to other actions or omissions by the Company Group, (iii) relating to the performance of certain services by such indemnitees for any member of the Company Group, (iv) arising out of the fact that such indemnitee is or was a board member, officer or stockholder of the Company Group or (v) arising from any breach or alleged breach by such indemnitee of his or her fiduciary duties as a board member, officer or stockholder of the Company Group. The indemnification obligations of the Company Group under the Indemnification Agreements are primary to any similar rights to which any indemnitee may be entitled under any other agreement or document.

We are a party to indemnification agreements with our directors. The indemnification agreements provide the directors with contractual rights to indemnification and expense advancement. See “Description of Capital Stock—Limitations on Liability and Indemnification.”

Transactions with Other Related Parties

During the three months ended May 2, 2021 and May 3, 2020, we purchased $0.6 million and $0.2 million, respectively, of product from affiliates of CD&R, including other companies invested in by CD&R funds. At May 2, 2021 and May 3, 2020, there were $0.1 million and no amounts, respectively, payable to affiliates of CD&R. There were $5.2 million in sales to affiliates of CD&R for the three months ended May 2, 2021 and no sales to affiliates of CD&R for the three months ended May 3, 2020. There were no amounts and $0.1 million receivable from affiliates of CD&R at May 2, 2021 and January 31, 2021, respectively. Management believes that these transactions were conducted at prices that an unrelated third party would pay.

During fiscal 2020, fiscal 2019 and fiscal 2018, we purchased $1.3 million, $0.1 million and $3.4 million, respectively, of product from affiliates of CD&R, including other companies invested in by CD&R funds. At January 31, 2021 and February 2, 2020, there were no amounts payable to affiliates of CD&R, and at February 3, 2019, there was $0.2 million payable to affiliates of CD&R. There were $0.7 million in sales to affiliates of CD&R for fiscal 2020. There were no sales to affiliates of CD&R for fiscal 2019 or fiscal 2018. There was $0.1 million and no amounts receivable from affiliates of CD&R at January 31, 2021 and February 2, 2020, respectively. These amounts reflect the year-to-date related party transactions for recently acquired affiliates of CD&R funds. Management believes that these transactions were conducted at prices that an unrelated third party would pay.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock is a summary of the material terms of our Certificate of Incorporation and By-laws. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, these documents, forms of which will be filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and applicable law. This description assumes the effectiveness of our Certificate of Incorporation and By-laws, which will take effect prior to completion of this offering.

General

Upon the completion of this offering, our authorized capital stock will consist of 1,000,000,000 shares of Class A common stock, par value $0.01 per share, 500,000,000 shares of Class B common stock, par value $0.01 per share, and 100,000,000 shares of undesignated preferred stock, par value $1.00 per share. Immediately following this offering, we expect to have 240,687,986 shares of our common stock issued and outstanding, as further described under “Prospectus Summary—The Offering.”

Common Stock

Holders of outstanding shares of our Class A common stock and Class B common stock will vote as a single class on all matters on which stockholders are entitled to vote generally, except as otherwise required by law. Delaware law entitles the holders of the outstanding shares of Class A common stock and Class B common stock, to vote separately as different classes in connection with any amendment to our Certificate of Incorporation that would increase or decrease the par value of the shares of such class or that would alter or change the powers, preferences or special rights of such class so as to affect them adversely. As permitted by Delaware law, our Certificate of Incorporation includes a provision which eliminates the class vote that the holders of Class A common stock would otherwise have with respect to an amendment to the Certificate of Incorporation increasing or decreasing the number of shares of Class A common stock we are entitled to issue and that the holders of Class B common stock would otherwise have with respect to an amendment to the Certificate of Incorporation increasing or decreasing the number of shares of Class B common stock we are entitled to issue. Thus, subject to any other voting requirements contained in the Certificate of Incorporation, any amendment to the Certificate of Incorporation increasing or decreasing the number of shares of either Class A common stock or Class B common stock that we are authorized to issue would require a vote of a majority of the outstanding voting power of all capital stock (including the Class A common stock and Class B common stock), voting together as a single class.

Class A Common Stock

Holders of Class A common stock will be entitled:

•	to cast one vote for each share held of record on all matters submitted to a vote of the stockholders;

•

to receive, on a pro rata basis, dividends, if any, that our board of directors may declare out of legally available funds, subject to preferences that may be applicable to preferred stock, if any, then outstanding; and

•

upon our liquidation, dissolution or winding-up, to share equally and ratably in any assets remaining after the payment of all debt and other liabilities, subject to the prior rights, if any, of holders of any outstanding shares of preferred stock.

Our ability to pay dividends on our Class A common stock is subject to our subsidiaries’ (including Holdings’) ability to pay dividends to us, which is in turn subject to the restrictions set forth in the ABL

Credit Agreement, the Term Loan Credit Agreement, the Senior Notes Indenture and the Senior PIK Toggle Notes Indenture, as applicable. See “Dividend Policy.”

The holders of our Class A common stock will not have any preemptive, cumulative voting, subscription, conversion, redemption or sinking fund rights. The Class A common stock will not be subject to future calls or assessments by us. The rights and privileges of holders of our Class A common stock are subject to any series of preferred stock that we may issue in the future, as described below.

Before the date of this prospectus, there has been no public market for our common stock. We have been authorized to list our common stock on the NYSE under the symbol “CNM”.

Immediately following this offering and the Reorganization Transactions, we expect to have 154,834,603 shares of Class A common stock outstanding and six holders of record of our Class A common stock.

Class B Common Stock

After the completion of this offering, Class B common stock will only be issued to the extent necessary to maintain a one-to-one ratio between the number of Partnership Interests held by the Continuing Limited Partners (or their permitted transferees) and the number of shares of Class B common stock issued to the Continuing Limited Partners (or their permitted transferees). Shares of Class B common stock are transferable only together with an equal number of Partnership Interests. Shares of Class B common stock will be retired on a one-for-one basis if we, at the election of a Continuing Limited Partners (or its permitted transferee), exchange Partnership Interests of such Continuing Limited Partners (or its permitted transferee) pursuant to the terms of the Exchange Agreement.

Holders of Class B common stock will be entitled:

•

to cast one vote for each share held of record on all matters submitted to a vote of the stockholders, with the number of shares of Class B common stock held by the Continuing Limited Partners being equivalent to the number of Partnership Interests held by the Continuing Limited Partners. The voting power afforded to the Continuing Limited Partners by their shares of Class B common stock will be automatically and correspondingly reduced as they exchange shares of Class B common stock, together with a corresponding number of Partnership Interests, for shares of Class A common stock;

Holders of Class B common stock will not be entitled:

•

to receive, on a pro rata basis, dividends, if any, that our board of directors may declare out of legally available funds, subject to preferences that may be applicable to preferred stock, if any, then outstanding; and

•

upon our liquidation, dissolution or winding-up, to share equally and ratably in any assets remaining after the payment of all debt and other liabilities, subject to the prior rights, if any, of holders of any outstanding shares of preferred stock.

The holders of our Class B common stock will not have any preemptive, cumulative voting, subscription, conversion, redemption or sinking fund rights. The Class B common stock will not be subject to future calls or assessments by us.

All of our Class B common stock outstanding following this offering will be held by the Continuing Limited Partners.

Preferred Stock

Under our Certificate of Incorporation, our board of directors will have the authority, without further action by our stockholders, to issue up to 100,000,000 shares of preferred stock in one or more series and to fix the voting powers, designations, preferences and the relative participating, optional or other special rights and qualifications, limitations and restrictions of each series, including, without limitation, dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series. The powers, preferences, and relative, participating, optional and other special rights of each series of preferred stock, and the qualifications, limitations or restrictions thereof, may differ from those of any and all of other series at any time outstanding. Upon the settlement of this offering, no shares of our authorized preferred stock will be currently outstanding. Because the board of directors will have the power to establish the preferences and rights of the shares of any additional series of preferred stock, it may afford holders of any preferred stock preferences, powers and rights, including voting and dividend rights, senior to the rights of holders of our common stock, which could adversely affect the holders of the common stock and could delay, discourage or prevent a takeover of us even if a change of control of our company would be beneficial to the interests of our stockholders.

Annual Stockholders Meeting

Our By-laws will provide that annual stockholders meetings will be held at a date, time and place, if any, as exclusively selected by our board of directors. To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast.

Voting

The affirmative vote of the holders of at least a plurality of the votes cast in respect of the outstanding shares of common stock present, in person or by proxy, at the meeting and entitled to vote on the election of directors will decide the election of any directors, and the affirmative vote of the holders of at least a majority of the voting power of the outstanding shares of common stock present, in person or by proxy, at the meeting and entitled to vote at any annual or special meeting of stockholders will decide all other matters voted on by stockholders, unless the question is one upon which, by express provision of law, by the rules and regulations of any stock exchange applicable to us, under our Certificate of Incorporation or under our By-laws, a different vote is required, in which case such provision will control. Stockholders do not have the right to cumulate their votes for the election of directors.

Delaware law would require holders of our Class A common stock and Class B common stock to vote separately as a single class in the following circumstances:

•	if we amend our Certificate of Incorporation to increase or decrease the par value of a class of stock, then such class would be required to vote separately to approve the proposed amendment; or

•

if we amend our Certificate of Incorporation in a manner that alters or changes the powers, preferences or special rights of a class of stock in a manner that affects holders of such class of stock adversely, then such class would be required to vote separately to approve such proposed amendment.

Board Designation Rights

Pursuant to the Stockholders Agreement, the CD&R Investors will have specified board designation and other rights following this offering. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

Anti-Takeover Effects of Our Certificate of Incorporation and By-Laws

The provisions of our Certificate of Incorporation and By-laws summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which could result in an improvement of their terms.

Authorized But Unissued Shares of Common Stock

Following the settlement of this offering, our shares of authorized and unissued Class A common stock will be available for future issuance without additional stockholders approval. While our authorized and unissued shares are not designed to deter or prevent a change of control, under some circumstances we could use the additional shares to create voting impediments or to frustrate persons seeking to effect a takeover or otherwise gain control by, for example, issuing those shares in private placements to purchasers who might side with our board of directors in opposing a hostile takeover bid.

Authorized But Unissued Shares of Preferred Stock

Under our Certificate of Incorporation, our board of directors has the authority, without further action by our stockholders, to issue up to 100,000,000 shares of preferred stock in one or more series and to fix the voting powers, designations, preferences and the relative participating, optional or other special rights and qualifications, limitations and restrictions of each series, including, without limitation, dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series. The existence of authorized but unissued preferred stock could reduce our attractiveness as a target for an unsolicited takeover bid since we could, for example, issue shares of preferred stock to parties who might oppose such a takeover bid or shares that contain terms the potential acquiror may find unattractive. This may have the effect of delaying or preventing a change of control, may discourage bids for the common stock at a premium over the market price of the Class A common stock, and may adversely affect the market price of, and the voting and other rights of the holders of, our Class A common stock.

Classified Board of Directors

In accordance with the terms of our Certificate of Incorporation, our board of directors is divided into three classes, Class I, Class II and Class III, with members of each class serving staggered three-year terms. Under our Certificate of Incorporation, our board of directors will consist of such number of directors as may be determined from time to time by resolution of the board of directors, but in no event may the number of directors be fewer than one. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. Our Certificate of Incorporation will also provide that any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by the affirmative vote of a majority of our directors then in office, even if less than a quorum, or by a sole remaining director, subject to the Stockholders Agreement with respect to the director designation rights of the CD&R Investors. Any director elected to fill a vacancy will hold office until the next annual meeting of stockholders held to elect the class of directors to which such director is elected and until such director’s successor shall have been duly elected and qualified or until such director’s earlier death, resignation or removal. Our classified board of directors could have the effect of delaying or discouraging an acquisition of us or a change in our management.

Removal of Directors

Our Certificate of Incorporation will provide that directors may be removed with or without cause at any time upon the affirmative vote of holders of at least a majority of the voting power of the outstanding shares of our common stock then entitled to vote at an election of directors until the CD&R Investors (together with their affiliates) cease to beneficially own shares of our common stock representing at least 40% of the total voting power of the outstanding shares of our common stock. Thereafter, our Certificate of Incorporation will provide that directors may be removed only for cause upon the affirmative vote of holders of at least a majority of the voting power of the outstanding shares of our common stock then entitled to vote at an election of directors.

Special Meetings of Stockholders

Our Certificate of Incorporation will provide that a special meeting of stockholders may be called only by the Chair of our board of directors or by a resolution adopted by a majority of our board of directors. Special meetings may also be called by our corporate secretary at the request of the holders of at least a majority of the voting power of the outstanding shares of our common stock until the CD&R Investors (together with their affiliates) cease to beneficially own shares of our common stock representing at least 40% of the total voting power of the outstanding shares of our common stock. Thereafter, the stockholders will not be permitted to call a special meeting of stockholders.

Stockholder Advance Notice Procedure

Our By-laws will establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our stockholders. The By-laws will provide that any stockholder wishing to nominate persons for election as directors at, or bring other business before, an annual meeting must deliver to our corporate secretary a written notice of the stockholder’s intention to do so. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company. To be timely, the stockholder’s notice must be delivered to our corporate secretary at our principal executive offices not fewer than 90 days nor more than 120 days before the first anniversary date of the annual meeting for the preceding year; provided, however, that in the event that the annual meeting is set for a date that is more than 30 days before or delayed by more than 70 days after the first anniversary date of the preceding year’s annual meeting, a stockholder’s notice must be delivered to our corporate secretary not earlier than 120 days prior to such annual meeting and not later than the later of (x) the close of business on the 90th day prior to the meeting or (y) the close of business on the 10th day following the day on which a public announcement of the date of the meeting is first made by us.

No Stockholder Action by Consent

Our Certificate of Incorporation will provide that stockholder action may be taken only at an annual meeting or special meeting of stockholders; provided that stockholder action may be taken by consent in writing or electronic transmission in accordance with the DGCL in lieu of a meeting until the CD&R Investors (together with their affiliates) cease to beneficially own shares of our common stock representing at least 40% of the total voting power of the outstanding shares of our common stock.

Amendments to Certificate of Incorporation and By-Laws

Our Certificate of Incorporation will provide that our Certificate of Incorporation may be amended by both the affirmative vote of a majority of our board of directors and the affirmative vote of the holders of a majority of the voting power of the outstanding shares of our common stock then entitled to vote thereon; provided that, at any time when the CD&R Investors (together with their affiliates) beneficially own shares of our common stock representing less than 40% of the total voting power of the outstanding shares of our common stock, specified provisions of our Certificate of Incorporation may not be amended, altered or repealed unless the amendment is approved by the affirmative vote of the holders of at least 66 2/3% of the voting power of the outstanding shares of our common stock then entitled to vote thereon, including, but not limited to, the provisions governing:

•	liability and indemnification of directors;

•	corporate opportunities;

•

elimination of stockholder action by consent in writing or electronic transmission if the CD&R Investors (together with their affiliates) cease to beneficially own shares of our common stock representing at least 40% of the total voting power of the outstanding shares of our common stock;

•

prohibition on the rights of stockholders to call a special meeting if the CD&R Investors (together with their affiliates) cease to beneficially own shares of our common stock representing at least 40% of the total voting power of the outstanding shares of our common stock;

•

removal of directors for cause if the CD&R Investors (together with their affiliates) cease to beneficially own shares of our common stock representing at least 40% of the total voting power of the outstanding shares of our common stock;

•	classified board of directors;

•

required approval of the holders of at least 66 2/3% of the voting power of the outstanding shares of our common stock to amend our By-laws and certain provisions of our Certificate of Incorporation if the CD&R Investors (together with their affiliates) cease to beneficially own shares of our common stock representing at least 40% of the total voting power of the outstanding shares of our common stock; and

•	choice of forum for certain actions.

In addition, our By-laws may be amended, altered or repealed, or new by-laws may be adopted, by the affirmative vote of a majority of the board of directors so long as a quorum is present, or by the affirmative vote of the holders of (x) as long as the CD&R Investors (together with their affiliates) beneficially own shares of our common stock representing at least 40% of the total voting power of the outstanding shares of our common stock, at least a majority, and (y) thereafter, at least 66 2/3%, of the voting power of the outstanding shares of our common stock then entitled to vote thereon.

These provisions make it more difficult for any person to remove or amend any provisions in our Certificate of Incorporation and By-laws which may have an anti-takeover effect.

Delaware Anti-Takeover Law

In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in “business combinations,” such as mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or subsidiary with an “interested stockholder,” including a person or group who beneficially owns 15% or more of the corporation’s voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Section 203 permits corporations, in their certificate of incorporation, to opt out of the protections of Section 203. Our Certificate of Incorporation will provide that we have elected not to be subject to Section 203 of the DGCL or any successor provision to Section 203 for so long as the CD&R Investors (together with their affiliates) own, directly or indirectly, at least five percent of the total voting power of the outstanding shares of our common stock. From and after the date that Section 203 by its terms would, but for the applicable provisions of our Certificate of Incorporation, apply to us and the CD&R Investors (together with their affiliates) cease to beneficially own, directly or indirectly, at least five percent of the total voting power of the outstanding shares of our common stock, we will be governed by Section 203.

Limitations on Liability and Indemnification

Our Certificate of Incorporation will contain provisions relating to the liability of directors. These provisions will eliminate a director’s personal liability for monetary damages resulting from a breach of fiduciary duty, except in circumstances involving:

•	any breach of the director’s duty of loyalty;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;

•	unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions; or

•	any transaction from which the director derives an improper personal benefit.

If the DGCL is amended to authorize corporation action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. The principal effect of the limitation on liability provision is that a stockholder will be unable to prosecute an action for monetary damages against a director unless the stockholder can demonstrate a basis for liability for which indemnification is not available under the DGCL. These provisions, however, should not limit or eliminate our rights or any stockholder’s rights to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of director’s fiduciary duty. These provisions will not alter a director’s liability under federal securities laws. The inclusion of this provision in our Certificate of Incorporation may discourage or deter stockholders or management from bringing a lawsuit against directors for a breach of their fiduciary duties, even though such an action, if successful, might otherwise have benefited us and our stockholders. In addition, your investment may be adversely affected to the extent we pay costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Our Certificate of Incorporation and our By-laws will require us to indemnify and advance expenses to our directors and officers to the fullest extent not prohibited by the DGCL and other applicable law, except in the case of a proceeding instituted by the director without the approval of our board of directors. Our Certificate of Incorporation and our By-laws will provide that we are required to indemnify our directors and executive officers, to the fullest extent permitted by law, for all judgments, fines, settlements, legal fees and other expenses incurred in connection with pending or threatened legal proceedings because of the director’s or officer’s positions with us or another entity that the director or officer serves at our request, subject to various conditions, and to advance funds to our directors and officers to enable them to defend against such proceedings. To receive indemnification, the director or officer must have been successful in the legal proceeding or have acted in good faith and in what was reasonably believed to be a lawful manner in our best interest and, with respect to any criminal proceeding, have had no reasonable cause to believe his or her conduct was unlawful.

We are a party to indemnification agreements with our directors. The indemnification agreements provide the directors with contractual rights to indemnification and expense advancement.

Corporate Opportunities

Our Certificate of Incorporation will provide that we, on our behalf and on behalf of our subsidiaries, renounce and waive any interest or expectancy in, or in being offered an opportunity to participate in, potential transactions, matters or business opportunities (each, a “corporate opportunity”), that are from time to time presented to the CD&R Investors or any of their officers, directors, employees, agents, stockholders, members, partners, affiliates or subsidiaries (other than us and our subsidiaries), even if the transaction, matter or opportunity is one that we or our subsidiaries might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so. None of the CD&R Investors or any of their officers, directors, employees, agents, stockholders, members, partners, affiliates or subsidiaries will be liable to us or any of our subsidiaries for breach of any fiduciary or other duty, as a director or otherwise, by reason of the fact that such person pursues, acquires or participates in such corporate opportunity, directs such corporate opportunity to another person or fails to present such corporate opportunity, or information regarding such corporate opportunity, to us or our subsidiaries unless, in the case of any such person who is a director or officer of Core & Main, such corporate opportunity is expressly offered to such director or officer in writing solely in his or her capacity as a director or officer of Core & Main. To the fullest extent permitted by law, by becoming a stockholder in our company, stockholders will be deemed to have notice of and consented to this provision of our Certificate of Incorporation.

Choice of Forum

Our Certificate of Incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware) will, to the fullest extent permitted by law, be the sole and exclusive forum for: (i) any derivative action, suit or proceeding brought on our behalf; (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed to us or our stockholders by any of our directors, officers, other employees, agents or stockholders; (iii) any action, suit or proceeding asserting a claim arising out of or pursuant to or seeking to enforce any right, obligation or remedy under any provision of our Certificate of Incorporation or our By-laws (as either may be amended or restated) or the DGCL or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; or (iv) any action or proceeding asserting a claim that is governed by the internal affairs doctrine, in each case subject to such Court of Chancery of the State of Delaware having personal jurisdiction over the indispensable parties named as defendants. Although our Certificate of Incorporation will contain the choice of forum provisions described above, it is possible that a court could find that such provision is inapplicable for a particular claim or action or that such provision is unenforceable, and our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. As permitted by Delaware law, our Certificate of Incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America will, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, the Exchange Act, and the rules and regulations thereunder. To the fullest extent permitted by law, by becoming a stockholder in our company, you will be deemed to have notice of and have consented to the provisions of our Certificate of Incorporation related to choice of forum.

Market Listing

We have been authorized to list our Class A common stock on the NYSE under the symbol “CNM”.

We do not anticipate listing our Class B common stock on any stock market or exchange.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is Computershare Trust Company, N.A.

SHARES AVAILABLE FOR FUTURE SALE

Immediately prior to this offering, there was no public market for our Class A common stock. We have been authorized to list our Class A common stock on the NYSE under the symbol “CNM”. Sales of substantial amounts of our Class A common stock in the public market could adversely affect prevailing market prices of our Class A common stock. Some shares of our Class A common stock will not be available for sale for a certain period of time after this offering because they are subject to contractual and legal restrictions on resale, some of which are described below. Sales of substantial amounts of Class A common stock in the public market after these restrictions lapse, or the perception that these sales could occur, could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Sales of Restricted Securities

Upon the closing of this offering, we will have an aggregate of 154,834,603 shares of Class A common stock outstanding, after giving effect to the issuance of 34,883,721 shares of Class A common stock offered by us in this offering and the issuance of 119,950,882 shares of Class A common stock to the Original Limited Partners in the Reorganization Transactions. Of these shares, all of the shares to be sold in this offering will be immediately tradable without restriction under the Securities Act except for any shares held by “affiliates,” as that term is defined in Rule 144.

119,950,882 shares of our Class A common stock outstanding immediately after the completion of this offering are “restricted securities” within the meaning of Rule 144. Restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration under Rule 144 or Rule 701, which are summarized below, or pursuant to another applicable exemption. Subject to the lock-up agreements described below, shares held by our affiliates that are not restricted securities or that have been owned for more than one year may be sold subject to compliance with Rule 144 without regard to the prescribed one-year holding period under Rule 144.

Stock Options

Upon the completion of this offering, we intend to file one or more registration statements under the Securities Act to register the shares of our Class A common stock to be issued under our equity incentive compensation plans and, as a result, all shares of our Class A common stock acquired upon exercise of stock options and other equity-based awards granted under these plans will, subject to a 180-day lock-up period in the case of certain officers and directors, also be freely tradable under the Securities Act unless purchased by our affiliates. A total of 15,733,683 shares of Class A common stock will be available for grants of equity awards under the Omnibus Incentive Plan and the ESPP which includes 633,683 shares of Class A common stock in respect of Converted SARs.

Lock-up Agreements

We, our directors and executive officers and stockholders currently representing substantially all of the outstanding shares of our Class A common stock (including shares of our Class A common stock issuable upon exchange of Partnership Interests held by the Continuing Limited Partners) have signed lock-up agreements, under which we and they agree not to, among other things, offer, sell, contract to sell, pledge, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, engage in any hedging or similar transaction or arrangement, lend or otherwise transfer or dispose of, directly or indirectly, any of our securities that are substantially similar to the securities offered hereby (including any securities convertible into or exercisable or exchangeable for shares of our Class A common stock), without the prior written consent of, for the two-day period following notice of any request to release or waive the lock-up restrictions, all three of the Representatives, and thereafter, any two of the three Representatives, and except as described in the underwriting agreement for a period of 180 days after the date of this prospectus. These agreements are described below under “Underwriting (Conflicts of Interest).”

Registration Rights Agreement

The CD&R Investors and their permitted assigns will have the right to require us to register shares of our Class A common stock and our other equity securities held by the CD&R Investors (including shares of our Class A common stock issuable upon exchange of Partnership Interests held by CD&R Waterworks Holdings directly or indirectly through a wholly-owned subsidiary) for resale in some circumstances. See “Certain Relationships and Related Party Transactions—Registration Rights Agreements.”

Rule 144

In general, under Rule 144, as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to be or have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without registration, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of a prior owner other than an affiliate, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates, who have met the six-month holding period for beneficial ownership of “restricted shares” of our common stock, are entitled to sell within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our Class A common stock then outstanding, which will equal approximately 1,548,346 shares immediately after this offering; and

•

the average reported weekly trading volume of our Class A common stock on the NYSE during the four calendar weeks preceding the date of filing a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 by our affiliates or persons selling shares of Class A common stock on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. The sale of these shares, or the perception that sales will be made, could adversely affect the price of our Class A common stock after this offering because a great supply of shares would be, or would be perceived to be, available for sale in the public market.

Rule 701

Any of our employees, officers or directors who acquired shares of Class A common stock under a written compensatory plan or contract before the effective date of a registration statement may be entitled to sell them 90 days after such effective date in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Senior ABL Credit Facility

On August 1, 2017, Opco entered into a credit agreement (as amended, supplemented, waived or otherwise modified from time to time, the “ABL Credit Agreement”) providing for an asset-based loan facility with Citibank, N.A., as administrative agent and collateral agent (the “ABL Agent”), and the other financial institutions and lenders from time to time party thereto (as described below, the “Senior ABL Credit Facility”). The Senior ABL Credit Facility provides for an asset-based revolving credit facility, originally in the amount of up to $500.0 million, subject to borrowing base availability. On July 8, 2019, Opco amended the ABL Credit Agreement in order to, among other things, increase the aggregate commitments under the Senior ABL Credit Facility by $200.0 million to $700.0 million overall. As of May 2, 2021, Opco had approximately $9.0 million in letters of credit outstanding and no borrowings under the Senior ABL Credit Facility.

As described under “Prospectus Summary—Recent Developments—Refinancing,” we intend to amend the terms of the ABL Credit Agreement in order to, among other things, increase the aggregate amount of commitments under the Senior ABL Credit Facility by $150.0 million to $850.0 million and extend the maturity date of the Senior ABL Credit Facility from July 2024 to July 2026. We do not expect to borrow under the New ABL Credit Facility at the closing of this offering. Unless otherwise noted, we expect the terms of the New ABL Credit Facility to be substantially similar to those of the Senior ABL Credit Facility described below. However, the principal amount, applicable interest rate and other terms of the New ABL Credit Facility described below may not be definitively determined until shortly before the closing of this offering and may differ from those described below, depending on market conditions and other factors.

General

Opco is and, at the option of Opco, any of Opco’s domestic subsidiaries may be, a borrower (collectively, the “ABL Borrower”) under the Senior ABL Credit Facility. The Senior ABL Credit Facility includes letter of credit and swingline sub-facilities. Amounts are available under the Senior ABL Credit Facility in U.S. dollars. The Senior ABL Credit Facility matures on July 8, 2024, provided that if more than $75.0 million in principal amount of the Senior Term Loan Facility remains outstanding on the date that is 91 days prior to the maturity date for the Senior Term Loan Facility (the “Springing Maturity Date”), the Senior ABL Credit Facility will mature on the earlier of (i) July 8, 2024 and (ii) the Springing Maturity Date. The New ABL Credit Facility is expected to mature on the five-year anniversary of the closing of this offering. However, the ABL Credit Agreement provides that the ABL Borrower may request that lenders extend the maturity date of their commitments and loans and each individual lender shall have the right to consent to such request with respect to its commitments and loans without the consent of any other lender.

Subject to certain conditions, without consent of the existing lenders (but subject to receipt of commitments), the ABL Borrower is entitled to request additional revolving credit commitments or term loans under the Senior ABL Credit Facility, which will share in the borrowing base up to an amount such that the aggregate amount of ABL commitments and term loans under the Senior ABL Credit Facility does not exceed $1,200.0 million. Under the New ABL Credit Facility, subject to certain conditions, without consent of the existing lenders (but subject to receipt of commitments), we expect the ABL Borrower will be entitled to request additional revolving credit commitments or term loans under the New ABL Credit Facility, which will share in the borrowing base up to an amount such that the aggregate amount of ABL commitments and term loans under the New ABL Credit Facility do not exceed the greater of (x) $1,350.0 million and (y) the aggregate borrowing base. Moreover, subject to certain conditions and the completion of certain additional documentation, the Senior ABL Credit Facility permits the creation of an asset-based revolving sub-facility (which, to the extent drawn, would reduce availability under the Senior ABL Credit Facility on a dollar-for-dollar basis) of up to $75.0 million for Canadian subsidiaries of Opco, which may be available to be drawn in U.S. Dollars or Canadian Dollars, and which may include a sub-facility for Canadian letters of credit up to an amount to be agreed.

The “borrowing base” is defined in the ABL Credit Agreement as, at any time, the sum of: (i) 90% of the eligible credit card accounts receivable of each ABL Borrower and each subsidiary guarantor (each, a “Qualified Loan Party”), plus (ii) 90% of the eligible accounts receivable of each Qualified Loan Party owed by account debtors that have a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P, or any equivalent rating by any other nationally recognized rating agency, plus (iii) 85% of all other eligible accounts receivable of each Qualified Loan Party, plus (iv) under the Senior ABL Credit Facility, 85% of the appraised net orderly liquidation value of eligible inventory (or 90% during the months of December through February) of each Qualified Loan Party, and under the New ABL Credit Facility, 90% of the appraised net orderly liquidation value of eligible inventory of each Qualified Loan Party, minus (v) customary availability reserves, minus (vi) the outstanding principal amount of any future term loans (if any) incurred pursuant to the ABL Credit Agreement.

As of May 2, 2021, after giving effect to approximately $9.0 million of letters of credit issued under the Senior ABL Credit Facility, Opco would have been able to borrow approximately $681.8 million under the Senior ABL Credit Facility.

Interest Rates and Fees

The revolving credit loans under the ABL Credit Agreement bear interest at the ABL Borrower’s election at a rate equal to (i) the rate for deposits in U.S. dollars in the London interbank market (adjusted for maximum reserves) for the applicable interest period (“LIBOR”) plus an applicable margin based on the average daily excess availability as set forth below, or (ii) the base rate, which will be the highest of (x) the corporate base rate established by the administrative agent as its prime rate in effect at its principal office in New York City from time to time, (y) the overnight federal funds rate plus 0.50% per annum and (z) one-month LIBOR plus 1.00% per annum, plus, in each case, an applicable margin based on the average daily excess availability as set forth below:

	Applicable Margin
Average Daily Excess Availability Percentage	Alternate Base Rate	Adjusted LIBOR Rate
Less than or equal to 33 1/3%	0.75%	1.75%
Greater than 33 1/3% but less than or equal to 66 2/3%	0.50%	1.50%
Greater than 66 2/3%	0.25%	1.25%

The Senior ABL Credit Facility bears a commitment fee of 0.25%, payable quarterly in arrears. The Senior ABL Credit Facility also bears customary letter of credit fees.

Prepayments

If, at any time, the aggregate amount of outstanding revolving credit loans, swingline borrowings, unreimbursed drawings under letters of credit and the undrawn amount of outstanding letters of credit exceeds the lesser of (x) the then applicable borrowing base and (y) the then total effective commitments under the Senior ABL Credit Facility, prepayments of the revolving credit loans and/or swingline borrowings (and after giving effect to such prepayment, the cash collateralization of letters of credit) will be required in an amount equal to such excess. The application of proceeds from mandatory prepayments shall not reduce the aggregate amount of loan commitments under the Senior ABL Credit Facility and amounts prepaid may be reborrowed, subject to availability and then effective commitments under the Senior ABL Credit Facility.

After the occurrence and the continuance of a Dominion Event (defined in the ABL Credit Agreement as (a) specified availability being less than 10.0% of the lesser of (x) the then applicable borrowing base and (y) the then aggregate effective commitments under the Senior ABL Credit Facility or (b) the occurrence of one or more specified events of default, in the case of each of clause (a) and (b) for a period of five consecutive business days) to the date specified availability shall have been in excess of such thresholds in the definition of Dominion Event and no specified event of default has existed or been continuing for 20 consecutive calendar days, all amounts deposited in the core concentration account controlled by the administrative agent will be applied on a daily basis to the outstanding loan balances under the Senior ABL Credit Facility and certain other secured obligations then due and owing.

Voluntary reductions of the unutilized portion of the ABL commitments and prepayments of borrowings under the Senior ABL Credit Facility are permitted at any time, in specified minimum principal amounts, without premium or penalty, subject to reimbursement of the lenders’ redeployment costs actually incurred in the case of a prepayment of adjusted LIBOR borrowings other than on the last day of the relevant interest period.

Guarantee; Security

All obligations under the Senior ABL Credit Facility are guaranteed by each direct parent of Opco and will be guaranteed by each direct and indirect future wholly-owned U.S. restricted subsidiary of Opco (if any), other than (i) any other ABL Borrower (which shall be a primary obligor) and (ii) special purpose entities, subsidiaries of foreign subsidiaries, immaterial subsidiaries, unrestricted subsidiaries and certain other exceptions. All obligations of each borrower and each guarantor are secured by the following:

•

a perfected security interest in all present and after-acquired inventory, accounts receivable, deposit accounts, securities accounts, and any cash or other assets in such accounts (and, to the extent evidencing or otherwise related to such items, all general intangibles, intercompany debt, insurance proceeds, letter of credit rights, commercial tort claims, chattel paper, instruments, supporting obligations, documents, investment property and payment intangibles) and the proceeds of any of the foregoing and all books and records relating to, or arising from, any of the foregoing, except to the extent such proceeds constitute Term Loan Priority Collateral (as defined under “—Senior Term Loan Facility” below), and subject to customary exceptions (the “ABL Priority Collateral”), which security interest is senior to the security interest in the foregoing assets securing the Senior Term Loan Facility; and

•

a perfected security interest in the Term Loan Priority Collateral, which security interest is junior to the security interest in the Term Loan Priority Collateral securing the Senior Term Loan Facility.

The Senior ABL Credit Facility generally does not require the security interest in deposit accounts owned by the ABL Borrower and its subsidiaries, if any, to be perfected by control, except for certain collection accounts into which certain accounts receivable are paid, if any, and certain “concentration” accounts into which cash is swept on a regular basis once collected.

The respective rights of the Senior ABL Credit Facility lenders and the Senior Term Loan Facility lenders in the ABL Priority Collateral and the Term Loan Priority Collateral are governed by an intercreditor agreement between the collateral agent for the Senior ABL Credit Facility and the collateral agent for the Senior Term Loan Facility.

Covenants, Representations and Warranties

The Senior ABL Credit Facility contains customary representations and warranties and customary affirmative and negative covenants. The negative covenants are limited to the following: limitations on indebtedness, dividends, distributions and other restricted payments, investments, acquisitions, prepayments or redemptions of specified junior indebtedness (solely for the Senior ABL Credit Facility and not the New ABL Credit Facility, including the Senior Notes), amendments of specified junior indebtedness (solely for the Senior ABL Credit Facility and not the New ABL Credit Facility, including the Senior Notes), transactions with affiliates, asset sales, mergers, consolidations and sales of all or substantially all assets, liens, negative pledge clauses, changes in fiscal periods and changes in line of business.

The negative covenants are subject to customary exceptions and also permit the payment of dividends and distributions, investments, permitted acquisitions, payments or redemptions of specified junior indebtedness (solely for the Senior ABL Credit Facility and not the New ABL Credit Facility, including the Senior Notes), asset sales and mergers, consolidations and sales of all or substantially all assets involving subsidiaries upon satisfaction of a “payment condition.” The payment condition is deemed satisfied upon 30-day specified excess availability and specified availability exceeding agreed upon thresholds and, in certain cases, the absence of specified events of default or known events of default and pro forma compliance with a fixed charge coverage ratio of 1.00 to 1.00.

There are no financial covenants included in the ABL Credit Agreement, other than a springing minimum fixed charge coverage ratio of at least 1.00 to 1.00, which is tested only when specified availability is less than 10.0% of the lesser of (x) the then applicable borrowing base and (y) the then aggregate effective commitments under the Senior ABL Credit Facility, and continuing until such time as specified availability has been in excess of such threshold for a period of 20 consecutive calendar days.

Events of Default

Events of default under the ABL Credit Agreement are limited to nonpayment of principal when due, nonpayment of interest or other amounts, inaccuracy of representations or warranties in any material respect, violation of covenants, cross-default and cross-acceleration to other material debt, certain bankruptcy or insolvency events, certain ERISA events, certain material judgments, actual or asserted invalidity of material guarantees and certain other loan documents or security interests and a change of control, in each case subject to customary threshold, notice and grace period provisions.

Senior Term Loan Facility

On August 1, 2017, Opco entered into a credit agreement (as amended, supplemented, waived or otherwise modified from time to time, the “Term Loan Credit Agreement”) providing for a senior secured term loan facility with JPMorgan Chase Bank, N.A., as administrative agent and collateral agent (the “Term Loan Agent”), and the other financial institutions and lenders from time to time party thereto (as described below, the “Senior Term Loan Facility”). The Senior Term Loan Facility provides for a senior secured term loan credit facility, originally in an aggregate principal amount of $1,075.0 million. On July 8, 2019, Opco amended the Term Loan Credit Agreement in order to, among other things, increase the aggregate principal amount of the Senior Term Loan Facility by $225.0 million, the proceeds of which were used to finance the acquisition by Opco of substantially all of the assets of LIP. As of May 2, 2021, Opco had approximately $1,257.8 million outstanding under the Senior Term Loan Facility.

As described under “Prospectus Supplement—Recent Developments—Refinancing,” we intend to amend the Term Loan Credit Agreement governing the Senior Term Loan Facility in order to, among other things, enter into a new $1,500.0 million seven-year New Term Loan Facility. We intend to prepay all of our existing term loans outstanding under the Senior Term Loan Facility with the proceeds of this offering, together with the net proceeds from borrowings under the New Term Loan Facility and cash on hand. See “Use of Proceeds.” Unless otherwise noted, we expect the terms of the New Term Loan Facility to be substantially similar to those of the Senior Term Loan Facility described below. However, the principal amount, applicable interest rate and other terms of the New Term Loan Facility described below may not be definitively determined until shortly before the closing of this offering and may differ from those described below, depending on market conditions and other factors.

General

Opco is the borrower under the Senior Term Loan Facility. The Senior Term Loan Facility matures on August 1, 2024. The New Term Loan Facility is expected to mature on the seven-year anniversary of the closing of this offering. However, the Term Loan Credit Agreement provides that Opco may request that lenders extend the maturity date of their loans and each individual lender shall have the right to consent to such request with respect to its loans without the consent of any other lender.

Subject to certain conditions, without the consent of the then existing lenders (but subject to the receipt of commitments), the Senior Term Loan Facility may be expanded (or a new term loan facility, revolving credit facility or letter of credit facility added) by up to (i) the greater of (x) $225.0 million and (y) an amount equal to consolidated EBITDA for the four most recently ended fiscal quarters for which financial statements of Opco are available plus (ii) an unlimited amount as will not cause the net secured leverage ratio after giving effect to the incurrence of such additional amount and any use of proceeds thereof to exceed 4.75:1.00. Amounts available pursuant to clause (ii) of the preceding sentence may be utilized prior to amounts under clause (i). Subject to certain conditions, subsequent to the closing of this offering, without the consent of the then existing lenders (but subject to receipt of commitments), we expect that the New Term Loan Facility may be expanded (or a new term loan facility, revolving credit facility or letter of credit facility added) by up to (i) the greater of (x) $400.0 million and (y) an amount equal to consolidated EBITDA for the four most recently ended fiscal quarters for which financial statements of Opco are available plus (ii) an unlimited amount either (x) as will not cause the net secured leverage ratio after giving effect to the incurrence of such additional amount and any use of proceeds thereof to exceed 3.75:1.00 or (y) if incurred in connection with an acquisition or other investment permitted under the Term Loan Credit Agreement, the pro forma net secured leverage ratio after giving effect to such incurrence and acquisition or investment does not exceed the net secured leverage ratio in effect prior to such transactions. Amounts available pursuant to clause (ii) of the preceding sentence may be utilized prior to amounts under clause (i).

Interest Rates and Fees

The loans under the Senior Term Loan Facility bear interest at a rate equal to (i) LIBOR plus, in each case, an applicable margin of initially 3.00% (with a step-down to 2.75% in the event that Opco’s net total leverage ratio is less than 5.75 to 1.00) or (ii) the base rate, which will be the highest of (x) the corporate base rate established by the administrative agent as its prime rate in effect at its principal office in New York City from time to time, (y) the overnight federal funds rate plus 0.50% per annum and (z) one-month LIBOR (adjusted for maximum reserves) plus 1.00% per annum, plus, in each case, an applicable margin of initially 2.00% (with a step-down to 1.75% in the event that Opco’s net total leverage ratio is less than 5.75 to 1.00). The loans under the Senior Term Loan Facility are subject to a LIBOR “floor” of 1.00%. The loans under the New Term Loan Facility are expected to bear interest at a rate equal to (i) LIBOR plus an applicable margin expected to be 2.50%, or (ii) the base rate, which will be the highest of (x) the corporate base rate established by the administrative agent as its prime rate in effect at its principal office in New York City from time to time, (y) the overnight federal funds rate plus 0.50% per annum and (z) one-month LIBOR (adjusted for maximum reserves) plus 1.00% per annum, plus, in each case, an applicable margin expected to be 1.50%. The loans under the New Term Loan Facility are expected to be subject to a LIBOR “floor” of 0.00%.

Prepayments

The Senior Term Loan Facility is subject to mandatory prepayment and reduction in an amount equal to (a) 50% of Excess Cash Flow (as defined in the Term Loan Credit Agreement) in excess of $10.0 million (with a step-down to 0% in the event that Opco’s net secured leverage ratio as of the last day of the immediately preceding fiscal year is less than 4.25:1.00), (b) 100% of the net cash proceeds received from the incurrence of indebtedness by Opco or any of its restricted subsidiaries (other than indebtedness permitted under the Senior Term Loan Facility, excluding certain specified refinancing indebtedness), and (c) 100% of the net cash proceeds of all non-ordinary course asset sales or other dispositions of property by Opco and its restricted subsidiaries (including certain insurance and condemnation proceeds) in excess of $40.0 million (with step-downs to (1) 50% if Opco’s net secured leverage ratio is less than or equal to 4.25:1.00 and (2) 0% if Opco’s net secured leverage ratio is less than or equal to 3.75:1.00), and subject to the right of Opco and its restricted subsidiaries to reinvest such proceeds within a specified period of time, and certain other exceptions.

The New Term Loan Facility is expected to be subject to mandatory prepayment and reduction in an amount equal to (a) 50% of Excess Cash Flow (as defined in the Term Loan Credit Agreement) in excess of $20.0 million (with a step-down to 0% in the event that Opco’s net secured leverage ratio as of the last day of the immediately preceding fiscal year is less than 3.25:1.00), (b) 100% of the net cash proceeds received from the incurrence of indebtedness by Opco or any of its restricted subsidiaries (other than indebtedness permitted under the New Term Loan Facility, excluding certain specified refinancing indebtedness), and (c) 100% of the net cash proceeds of all non-ordinary course asset sales or other dispositions of property by Opco and its restricted subsidiaries (including certain insurance and condemnation proceeds) in excess of the greater of $80.0 million and 5.00% of Consolidated Tangible Assets (as defined in the Term Loan Credit Agreement) of Opco (with step-downs to (1) 50% if Opco’s net secured leverage ratio is less than or equal to 3.25:1.00 and (2) 0% if Opco’s net secured leverage ratio is less than or equal to 2.75:1.00), and subject to the right of Opco and its restricted subsidiaries to reinvest such proceeds within a specified period of time, and certain other exceptions.

Voluntary prepayments of borrowings under the Senior Term Loan Facility are permitted at any time, in specified minimum principal amounts, subject to reimbursement of the lenders’ redeployment costs actually incurred in the case of a prepayment of adjusted LIBOR borrowings other than on the last day of the relevant interest period. Prior to the date that is six months after the closing of this offering, we expect certain voluntary prepayments of the New Term Loan facility to be subject to a 1.00% “soft call” premium.

Guarantee; Security

All obligations under the Senior Term Loan Facility are guaranteed by each direct parent of Opco and will be guaranteed by each direct and indirect future wholly-owned U.S. restricted subsidiary of Opco (if any), other than special purpose entities, subsidiaries of foreign subsidiaries, immaterial subsidiaries, unrestricted subsidiaries and certain other exceptions.

All obligations of Opco and each guarantor are secured by the following:

•

a perfected security interest in substantially all tangible and intangible assets of Opco and each subsidiary guarantor (other than ABL Priority Collateral), including the capital stock of each direct material U.S. subsidiary of Opco and each subsidiary guarantor, and the capital stock of Opco, and 65% of each series of capital stock of any non-U.S. subsidiary held directly by Opco or any subsidiary guarantor, subject to customary exceptions (the “Term Loan Priority Collateral”), which security interest is senior to the security interest in the foregoing assets securing the Senior ABL Credit Facility; and

•	a perfected security interest in the ABL Priority Collateral, which security interest is junior to the security interest in the ABL Priority Collateral securing the Senior ABL Credit Facility.

The respective rights of the Senior Term Loan Facility lenders and the Senior ABL Credit Facility lenders in the Term Loan Priority Collateral and the ABL Priority Collateral are governed by an intercreditor agreement between by the collateral agent for the Senior Term Loan Facility and the collateral agent for the Senior ABL Credit Facility.

Covenants, Representations and Warranties

The Senior Term Loan Facility contains customary representations and warranties and customary affirmative and negative covenants. The negative covenants are incurrence-based high yield covenants and limit the ability to:

•	incur additional indebtedness or issue certain preferred shares;

•	pay dividends, redeem stock or make other distributions in respect of capital stock;

•	repurchase, prepay or redeem (solely for the Senior Term Loan Facility and not the New Term Loan Facility) the Senior Notes and subordinated indebtedness;

•	make investments;

•	create restrictions on the ability of our restricted subsidiaries to pay dividends to us or make other intercompany transfers;

•	incur additional liens;

•	transfer or sell assets;

•	make negative pledges;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of Opco’s assets;

•	change the nature of Opco’s business;

•	enter into certain transactions with affiliates; and

•	designate subsidiaries as unrestricted subsidiaries.

The negative covenants are subject to customary exceptions. There are no financial covenants included in the Term Loan Credit Agreement.

Events of Default

Events of default under the Term Loan Credit Agreement are limited to nonpayment of principal when due, nonpayment of interest or other amounts, inaccuracy of representations or warranties in any material respect, violation of covenants, cross-default and cross-acceleration to other material debt, certain bankruptcy or insolvency events, certain ERISA events, certain material judgments, actual or asserted invalidity of material guarantees and certain other loan documents or security interests and a change of control, in each case subject to customary thresholds, notice and grace period provisions.

Senior Notes

General

On August 1, 2017, Opco issued $500.0 million aggregate principal amount of the 6.125% Senior Notes due 2025 (the “Senior Notes”), pursuant to an indenture, dated as of August 1, 2017, between Opco, as issuer, Opco’s subsidiaries party thereto from time to time and Wilmington Trust, National Association, as trustee (the “Senior Notes Trustee”) (as amended and supplemented from time to time, the “Senior Notes Indenture”), a first supplemental indenture, dated as of August 1, 2017, between Opco, as issuer, and the Senior Notes Trustee, and a second supplemental indenture, dated as of August 1, 2017, between Opco, as issuer, and the Senior Notes Trustee. On June 5, 2020, Opco issued an additional $250.0 million aggregate principal amount of the Senior Notes pursuant to a third supplemental indenture to the Senior Notes Indenture, dated as of June 5, 2020, between Opco, as issuer, and the Senior Notes Trustee. As of May 2, 2021, $750.0 million aggregate principal amount of the Senior Notes were outstanding.

We intend to redeem the Senior Notes in full with the proceeds of this offering, together with the net proceeds from borrowings under the New Term Loan Facility and cash on hand. See “Use of Proceeds.”

The Senior Notes bear interest at a rate of 6.125% per annum. Opco pays interest on the Senior Notes on August 15 and February 15 of each year. The Senior Notes mature on August 15, 2025.

Ranking; Guarantee

The Senior Notes are unsecured senior indebtedness of Opco and are effectively subordinated to all of Opco’s secured indebtedness, including indebtedness under the Senior Secured Credit Facilities, to the extent of the value of the assets securing such indebtedness. The Senior Notes Indenture provides that each wholly owned domestic subsidiary of Opco that guarantees the payment obligations of Opco or any subsidiary guarantor under either of the Senior Secured Credit Facilities (including by reason of being a borrower under the Senior ABL Credit Facility on a joint and several basis with Opco or a subsidiary guarantor) guarantees payment of the Senior Notes under the Senior Notes Indenture.

Redemption

Opco may redeem the Senior Notes, in whole or in part, at any time, (i) prior to August 15, 2021, at a price equal to 103.063% of the principal amount thereof, (ii) on or after August 15, 2021 and prior to August 15, 2022, at a price equal to 101.531% of the principal amount thereof and (iii) on or after August 15, 2022, at a price equal to 100% of the principal amount thereof, in each case of (i) through (iii) above, plus accrued and unpaid interest, if any, to but not including the redemption date.

Covenants

The Senior Notes Indenture contains covenants that, among other things, limit Opco’s ability and the ability of its restricted subsidiaries to incur more indebtedness or issue certain preferred shares, pay dividends, redeem stock or make other distributions, make investments, create restrictions on the ability of Opco’s restricted subsidiaries to pay dividends to Opco or make other intercompany transfers, create liens, transfer or sell assets, merge or consolidate, enter into certain transactions with affiliates, and designate subsidiaries as unrestricted subsidiaries. Upon the occurrence of certain events constituting a change of control, Opco is required to make an offer to repurchase all of the Senior Notes (unless otherwise redeemed) at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to but not including the repurchase date. If Opco sells assets under certain circumstances and does not reinvest the proceeds or repay senior debt, it must use the proceeds to make an offer to purchase the Senior Notes at a price equal to 100% of their principal amount, plus accrued and unpaid interest, if any, to but not including the date of purchase, with reductions to 50% based upon achievement of a net total leverage ratio equal to or less than 6.25:1.00 and 0% based upon achievement of a net total leverage ratio equal to or less than 5.75:1.00.

Events of Default

Events of default under the Senior Notes Indenture are limited to: the nonpayment of principal or interest when due; failure to comply with the merger covenant therein; failure to comply with the obligation to make a change of control offer (other than a failure to purchase the Senior Notes); failure to comply with its other agreements contained in the Senior Notes or the Senior Notes Indenture; the failure of any subsidiary guarantor with its obligations under its guarantee; failure to pay any indebtedness for borrowed money after final maturity or cross acceleration of material debt, bankruptcy event of default, judgment default; or a failure of any guarantee of a significant subsidiary to be in full force and effect.

Senior PIK Toggle Notes

General

On September 12, 2019, Holdings issued $300.0 million aggregate principal amount of the 8.625%/9.375% Senior PIK Toggle Notes due 2024 (the “Senior PIK Toggle Notes”), pursuant to an indenture, dated as of September 16, 2019, between Holdings, as issuer, Holdings’ subsidiaries party thereto from time to time and Wilmington Trust, National Association, as trustee (the “Senior PIK Toggle Notes Trustee”) (as amended and supplemented from time to time, the “Senior PIK Toggle Notes Indenture”), and a first supplemental indenture, dated as of September 16, 2019, between Holdings, as issuer, and the Senior PIK Toggle Notes Trustee. As of May 2, 2021, $300.0 million aggregate principal amount of the Senior PIK Toggle Notes were outstanding.

Holdings is required to pay interest on the Senior PIK Toggle Notes entirely in cash (such interest, “Cash Interest”), unless the conditions described in the Senior PIK Toggle Notes Indenture are satisfied, in which case Holdings will be entitled to pay all or a portion of the interest by increasing the outstanding principal amount of the Senior PIK Toggle Notes or issuing new notes with the same terms as the Senior PIK Toggle Notes (in each case, the “PIK Interest”). Cash Interest accrues on the Senior PIK Toggle Notes at a rate per annum equal to 8.625%. PIK Interest accrues on the Senior PIK Toggle Notes at a rate per annum equal to 9.375%. Holdings pays interest on the Senior PIK Toggle Notes on March 15 and September 15 of each year. The Senior PIK Toggle Notes mature on September 15, 2024.

We intend to redeem the Senior PIK Toggle Notes in full with the proceeds of this offering, together with the net proceeds from borrowings under the New Term Loan Facility and cash on hand. See “Use of Proceeds.”

Ranking; Guarantee

The Senior PIK Toggle Notes are unsecured senior indebtedness of Holdings, are effectively subordinated to all of Holdings’ secured indebtedness to the extent of the value of the assets securing such indebtedness and are structurally subordinated to all indebtedness and other liabilities of

Holdings’ subsidiaries that do not guarantee the Senior PIK Toggle Notes, including indebtedness under the Senior Secured Credit Facilities and the Senior Notes. The Senior PIK Toggle Notes Indenture provides that each wholly owned domestic subsidiary of Holdings that guarantees the payment obligations of Holdings under certain indebtedness of Holdings, as set forth in the Senior PIK Toggle Notes Indenture (including by reason of being a borrower under such indebtedness on a joint and several basis with Holdings) will guarantee payment of the Senior PIK Toggle Notes under the Senior PIK Toggle Notes Indenture.

Redemption

Holdings may redeem the Senior PIK Toggle Notes, in whole or in part, at any time, (i) prior to September 15, 2021, at a price equal to 102.000% of the principal amount thereof, (ii) on or after September 15, 2021 and prior to September 15, 2022, at a price equal to 101.000% of the principal amount thereof and (iii) on or after September 15, 2022, at a price equal to 100% of the principal amount thereof, in each case of (i) through (iii) above, plus accrued and unpaid interest, if any, to but not including the redemption date.

Covenants

The Senior PIK Toggle Notes Indenture contains covenants that, among other things, limit Holdings’ ability and the ability of its restricted subsidiaries to incur more indebtedness or issue certain preferred shares, pay dividends, redeem stock or make other distributions, make investments, create restrictions on the ability of Holdings’ restricted subsidiaries to pay dividends to Holdings or make other intercompany transfers, create liens, transfer or sell assets, merge or consolidate, enter into certain transactions with affiliates, and designate subsidiaries as unrestricted subsidiaries. Upon the occurrence of certain events constituting a change of control, Holdings is required to make an offer to repurchase all of the Senior PIK Toggle Notes (unless otherwise redeemed) at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to but not including the repurchase date. If Holdings sells assets under certain circumstances and does not reinvest the proceeds or repay senior debt, it must use the proceeds to make an offer to purchase the Senior PIK Toggle Notes at a price equal to 100% of their principal amount, plus accrued and unpaid interest, if any, to but not including the date of purchase, with reductions to 50% based upon achievement of a net total leverage ratio equal to or less than 6.25:1.00 and 0% based upon achievement of a net total leverage ratio equal to or less than 5.75:1.00.

Events of Default

Events of default under the Senior PIK Toggle Notes Indenture are limited to: the nonpayment of principal or interest when due; failure to comply with the merger covenant therein; failure to comply with the obligation to make a change of control offer (other than a failure to purchase the Senior PIK Toggle Notes); failure to comply with its other agreements contained in the Senior PIK Toggle Notes or the Senior PIK Toggle Notes Indenture; the failure of any subsidiary guarantor with its obligations under its guarantee; failure to pay any indebtedness for borrowed money after final maturity or cross acceleration of material debt, bankruptcy event of default, judgment default; or a failure of any guarantee of a significant subsidiary to be in full force and effect.

U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a discussion of certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of our Class A common stock by Non-U.S. Holders (as defined below) that purchase such Class A common stock pursuant to this offering and hold such Class A common stock as a capital asset. This discussion is based on the Code, U.S. Treasury regulations promulgated or proposed thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. This discussion does not address all of the U.S. federal income tax considerations that may be relevant to specific Non-U.S. Holders in light of their particular circumstances or to Non-U.S. Holders subject to special treatment under U.S. federal income tax law (such as banks, insurance companies, dealers in securities or other Non-U.S. Holders that generally mark their securities to market for U.S. federal income tax purposes, foreign governments, international organizations, tax-exempt entities, certain former citizens or residents of the United States, or Non-U.S. Holders that hold our Class A common stock as part of a straddle, hedge, conversion or other integrated transaction). This discussion does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal gift or alternative minimum tax considerations.

As used in this discussion, the term “Non-U.S. Holder” means a beneficial owner of our Class A common stock that, for U.S. federal income tax purposes, is:

•	an individual who is neither a citizen nor a resident of the United States;

•	a corporation that is not created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate that is not subject to U.S. federal income tax on income from non-U.S. sources which is not effectively connected with the conduct of a trade or business in the United States; or

•

a trust unless (i) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (ii) it has in effect a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity treated as a partnership for U.S. federal income tax purposes invests in our Class A common stock, the U.S. federal income tax considerations relating to such investment will depend in part upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax considerations applicable to it and its partners relating to the purchase, ownership and disposition of our Class A common stock.

PERSONS CONSIDERING AN INVESTMENT IN OUR CLASS A COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. INCOME, ESTATE AND OTHER TAX CONSIDERATIONS RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

Distributions on Class A Common Stock

If we make a distribution of cash or other property (other than certain pro rata distributions of our Class A common stock or rights to acquire our Class A common stock) with respect to a share of our Class A common stock, the distribution generally will be treated as a dividend to the extent it is paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). If the amount of such distribution exceeds our current and accumulated earnings and profits, such excess generally will be treated first as a tax-free return of capital to the extent of the

Non-U.S. Holder’s adjusted tax basis in such share of our Class A common stock, and then as capital gain (which will be treated in the manner described below under “Sale, Exchange or Other Disposition of Class A Common Stock”). Distributions treated as dividends on our Class A common stock that are paid to or for the account of a Non-U.S. Holder generally will be subject to U.S. federal withholding tax at a rate of 30%, or at a lower rate if provided by an applicable tax treaty and the Non-U.S. Holder provides the documentation (generally, IRS Form W-8BEN or W-8BEN-E) required to claim benefits under such tax treaty to the applicable withholding agent. Even if our current or accumulated earnings and profits are less than the amount of the distribution, the applicable withholding agent may elect to treat the entire distribution as a dividend for U.S. federal withholding tax purposes. Each Non-U.S. Holder should consult its own tax advisor regarding U.S. federal withholding tax on distributions, including such Non-U.S. Holder’s eligibility for a lower rate and the availability of a refund of any excess U.S. federal tax withheld.

If, however, a dividend is effectively connected with the conduct of a trade or business in the United States by a Non-U.S. Holder, such dividend generally will not be subject to the 30% U.S. federal withholding tax if such Non-U.S. Holder provides the appropriate documentation (generally, IRS Form W-8ECI) to the applicable withholding agent. Instead, such Non-U.S. Holder generally will be subject to U.S. federal income tax on such dividend in substantially the same manner as a U.S. person (except as provided by an applicable tax treaty). In addition, a Non-U.S. Holder that is treated as a corporation for U.S. federal income tax purposes may be subject to a branch profits tax at a rate of 30% (or a lower rate if provided by an applicable tax treaty) on its effectively connected income for the taxable year, subject to certain adjustments.

The foregoing discussion is subject to the discussion below under “—FATCA Withholding” and “—Information Reporting and Backup Withholding.”

Sale, Exchange or Other Disposition of Class A Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain recognized on the sale, exchange or other disposition of our Class A common stock unless:

1.

such gain is effectively connected with the conduct of a trade or business in the United States by such Non-U.S. Holder, in which event such Non-U.S. Holder generally will be subject to U.S. federal income tax on such gain in substantially the same manner as a U.S. person (except as provided by an applicable tax treaty) and, if it is treated as a corporation for U.S. federal income tax purposes, may also be subject to a branch profits tax at a rate of 30% (or a lower rate if provided by an applicable tax treaty);

2.

such Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of such sale, exchange or other disposition and certain other conditions are met, in which event such gain (net of certain U.S. source losses) generally will be subject to U.S. federal income tax at a rate of 30% (except as provided by an applicable tax treaty); or

3.

we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of (x) the five-year period ending on the date of such sale, exchange or other disposition and (y) such Non-U.S. Holder’s holding period with respect to such Class A common stock, and certain other conditions are met.

Generally, a corporation is a “United States real property holding corporation” if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). We believe that we presently are not, and we do not presently anticipate that we will become, a United States real property holding corporation.

The foregoing discussion is subject to the discussion below under “—Information Reporting and Backup Withholding.”

FATCA Withholding

Under the Foreign Account Tax Compliance Act provisions of the Code and related U.S. Treasury guidance (including proposed regulations on which taxpayers are permitted to rely pending finalization) (“FATCA”), a withholding tax of 30% will be imposed in certain circumstances on payments of dividends on our Class A common stock. In the case of payments made to a “foreign financial institution” (such as a bank, a broker, an investment fund or, in certain cases, a holding company), as a beneficial owner or as an intermediary, this tax generally will be imposed, subject to certain exceptions, unless such institution (i) has agreed to (and does) comply with the requirements of an agreement with the United States (an “FFI Agreement”) or (ii) is required by (and does comply with) applicable foreign law enacted in connection with an intergovernmental agreement between the United States and a foreign jurisdiction (an “IGA”) to, among other things, collect and provide to the U.S. tax authorities or other relevant tax authorities certain information regarding U.S. account holders of such institution and, in either case, such institution provides the withholding agent with a certification as to its FATCA status. In the case of payments made to a foreign entity that is not a financial institution (as a beneficial owner), the tax generally will be imposed, subject to certain exceptions, unless such entity provides the withholding agent with a certification as to its FATCA status and, in certain cases, identifies any “substantial” U.S. owner (generally, any specified U.S. person that directly or indirectly owns more than a specified percentage of such entity). If our Class A common stock is held through a foreign financial institution that has agreed to comply with the requirements of an FFI Agreement or is subject to similar requirements under applicable foreign law enacted in connection with an IGA, such foreign financial institution (or, in certain cases, a person paying amounts to such foreign financial institution) generally will be required, subject to certain exceptions, to withhold tax on payments made to (i) a person (including an individual) that fails to provide any required information or documentation or (ii) a foreign financial institution that has not agreed to comply with the requirements of an FFI Agreement and is not subject to similar requirements under applicable foreign law enacted in connection with an IGA. Each Non-U.S. Holder should consult its own tax advisor regarding the application of FATCA to our Class A common stock.

Information Reporting and Backup Withholding

Distributions on our Class A common stock made to a Non-U.S. Holder and the amount of any U.S. federal tax withheld from such distributions generally will be reported annually to the IRS and to such Non-U.S. Holder by the applicable withholding agent.

The information reporting and backup withholding rules that apply to payments of dividends to certain U.S. persons generally will not apply to payments of dividends on our Class A common stock to a Non-U.S. Holder if such Non-U.S. Holder certifies under penalties of perjury that it is not a U.S. person (generally by providing an IRS Form W-8BEN or W-8BEN-E to the applicable withholding agent) or otherwise establishes an exemption.

Proceeds from the sale, exchange or other disposition of our Class A common stock by a Non-U.S. Holder effected outside the United States through a non-U.S. office of a non-U.S. broker generally will not be subject to the information reporting and backup withholding rules that apply to payments to certain U.S. persons, provided that the proceeds are paid to the Non-U.S. Holder outside the United States. However, proceeds from the sale, exchange or other disposition of our Class A common stock by a Non-U.S. Holder effected through a non-U.S. office of a non-U.S. broker with certain specified U.S. connections or of a U.S. broker generally will be subject to these information reporting rules (but generally not to these backup withholding rules), even if the proceeds are paid to such Non-U.S. Holder outside the United States, unless such Non-U.S. Holder certifies under penalties of perjury that it is not a U.S. person (generally by providing an IRS Form W-8BEN or W-8BEN-E to the applicable withholding agent) or otherwise establishes an exemption. Proceeds from the sale, exchange or other disposition of our Class A common stock by a Non-U.S. Holder effected through a U.S. office of a broker generally will be subject to these information reporting and backup withholding rules unless such Non-U.S. Holder certifies under penalties of perjury that it is not a U.S. person (generally by providing an IRS Form W-8BEN or W-8BEN-E to the applicable withholding agent) or otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability if the required information is furnished by such Non-U.S. Holder on a timely basis to the IRS.

U.S. Federal Estate Tax

Shares of our Class A common stock owned or treated as owned by an individual Non-U.S. Holder at the time of such Non-U.S. Holder’s death will be included in such Non-U.S. Holder’s gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

UNDERWRITING (CONFLICTS OF INTEREST)

We are offering the shares of Class A common stock described in this prospectus through a number of underwriters. Goldman Sachs & Co. LLC, Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC are acting representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of Class A common stock listed next to its name in the following table:

Underwriter	Number of Shares
Goldman Sachs & Co. LLC	7,173,524
Credit Suisse Securities (USA) LLC	7,173,524
J.P. Morgan Securities LLC	7,173,524
BofA Securities, Inc.	2,576,029
Robert W. Baird & Co. Incorporated	1,932,021
Citigroup Global Markets Inc.	1,932,021
RBC Capital Markets, LLC	1,932,021
Barclays Capital Inc.	1,288,015
Deutsche Bank Securities Inc.	1,288,015
Truist Securities, Inc.	966,011
Nomura Securities International, Inc.	644,008
Natixis Securities Americas LLC	322,004
Drexel Hamilton, LLC	120,751
R. Seelaus & Co., LLC	120,751
Samuel A. Ramirez & Company, Inc.	120,751
Siebert Williams Shank & Co., LLC	120,751

Total	34,883,721

The underwriters are committed to purchase all the Class A common shares offered by us if they purchase any shares, other than those shares covered by the underwriters’ option to purchase additional shares described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The underwriters have an option to buy on a pro rata basis up to 5,232,558 additional shares of Class A common stock from us at the public offering price less the underwriting discounts and commissions to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any additional shares of Class A common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriters propose to offer the shares of Class A common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $0.5850 per share. After the public offering of the shares, the offering price and other selling terms may be changed by the underwriters. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part. The underwriters may offer and sell shares through certain of their affiliates or other registered broker-dealers or selling agents. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriting fee is equal to the difference between the public offering price per share of Class A common stock and the amount the underwriters pay us for the shares of Class A common stock. The underwriting fee is $0.975 per share. The following table summarizes the per share and total underwriting discounts and commissions to be paid to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of Class A common stock.

	Per Share		Total
	No Exercise	Full Exercise	No Exercise	Full Exercise
Public offering price	$20.000	$20.000	$697,674,420	$802,325,580
Underwriting discounts and commissions	$0.975	$0.975	$34,011,628	$39,113,372

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $10.9 million. We have also agreed to reimburse the underwriters for certain FINRA-related expenses incurred by them in connection with the offering in an amount up to $25,000. The underwriters have agreed to reimburse us for certain expenses incurred in connection with this offering.

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the Representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, sell, contract to sell, pledge, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, engage in hedging or similar transaction or arrangement, lend or otherwise transfer or dispose of, directly or indirectly, except as provided in the underwriting agreement, any of our securities that are substantially similar to the securities offered hereby, including, but not limited to, any options or warrants to purchase shares of our Class A common stock or any securities that are convertible into or exchangeable for, or that represent the right to receive, shares of our Class A common stock or any such substantially similar securities or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our Class A common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of our Class A common stock or such other securities, in cash or otherwise), in each case without the prior written consent of, for the two-day period following notice of any request to release or waive the lock-up restrictions, all three of the Representatives, and thereafter, any two of the three Representatives, for a period of 180 days after the date of this prospectus, subject to certain limited exceptions set forth in the underwriting agreement.

Our directors, executive officers and certain stockholders have entered into lock-up agreements with the underwriters pursuant to which each of these persons or entities, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of, for the two-day period following notice of any request to release or waive the lock-up restrictions, all three of the Representatives, and thereafter, any two of the three Representatives, offer, sell, contract to sell, pledge, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, engage in hedging or similar transaction or arrangement, lend or otherwise transfer or dispose of, directly or indirectly, any of our securities that are substantially similar to the securities offered hereby, including, but not limited to, any options or warrants to purchase shares of our Class A common stock or any securities that are convertible into or exchangeable for, or that represent the right to receive, shares of our Class A common stock or any such substantially similar securities, subject to certain exceptions.

For the two-day period following notice of any request to release or waive the lock-up restrictions, all three of the Representatives, and thereafter, any two of the three Representatives, in their sole discretion, may release us, or our directors, executive officers or stockholders from any of the restrictions described above, in whole or in part at any time.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or contribute payments that the underwriters may be required to make in that respect.

We have been authorized to list our Class A common stock on the NYSE under the symbol “CNM”.

The underwriters have advised us that, in connection with this offering, the underwriters may engage in stabilizing transactions, which involve making bids for, purchasing and selling shares of Class A common stock in the open market for the purpose of preventing or retarding a decline in the market price of the Class A common stock while this offering is in progress. These stabilizing transactions may include making short sales of the Class A common stock, which involves the sale by the underwriters of a greater number of shares of Class A common stock than they are required to purchase in this offering, and purchasing shares of Class A common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the Class A common stock, including the imposition of penalty bids. This means that if the Representatives purchase Class A common stock in the open market in stabilizing transactions or to cover short sales, the Representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the Class A common stock or preventing or retarding a decline in the market price of the Class A common stock, and, as a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price will be determined by negotiations between us and the Representatives. In determining the initial public offering price, we and the Representatives expect to consider a number of factors, including:

•	the information set forth in this prospectus and otherwise available to the underwriters;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly-traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for shares of our Class A common stock, or that the shares will trade in the public market at or above the initial public offering price.

Conflicts of Interest

An affiliate of J.P. Morgan Securities LLC, an underwriter in this offering, is administrative agent and a lender under our Senior Term Loan Facility. As described in “Use of Proceeds,” we expect the net proceeds from this offering, together with the net proceeds from borrowings under the New Term Loan Facility and cash on hand, will be used to prepay the term loans outstanding under our Senior Term Loan Facility, in addition to the redemption in full of the Senior PIK Toggle Notes and Senior Notes. As a result, an affiliate of J.P. Morgan Securities LLC is expected to receive less than 5% of the net proceeds from the sale of our Class A common stock in this offering in connection with such prepayment. To the extent that other underwriters or their affiliates are lenders under the Senior Term Loan Facility or hold Senior PIK Toggle Notes or Senior Notes, they may receive a portion of the net proceeds of this offering.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Selling Restrictions

General

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each a “Member State”), no shares have been offered or will be offered pursuant to the offering to the public in that Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and the Company that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any shares being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Member State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to Prospective Investors in the United Kingdom

In relation to the United Kingdom, no shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares that has been approved by the Financial Conduct Authority in accordance with the transitional provisions in Regulation 74 of the Prospectus (Amendment etc.) (EU exit) Regulations 2019, except that offers of shares may be made to the public in the United Kingdom at any time under the following exemptions under Regulation (EU) 2017/1129, as amended, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (the “UK Prospectus Regulation”):

(a)	to any legal entity which is a qualified investor as defined under the UK Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or

(c)	in any other circumstances falling within section 86 of the Financial Services and Markets Act 2000 (as amended, the “FSMA”)

provided that no such offer of shares shall require us or the underwriters to publish a prospectus pursuant to section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares.

In the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the UK Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the FSMA.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company or the shares has been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre (“DIFC”)

This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (“DFSA”). This document is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial advisor.

In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Notice to Prospective Investors in the United Arab Emirates

The shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

Notice to Prospective Investors in Australia

This prospectus:

•	does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•

has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (“Exempt Investors”).

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of 12 months from the date of issue and sale of the shares, offer, transfer, assign or otherwise alienate those shares to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (the “CO”) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Notice to Prospective Investors in Singapore

Each underwriter has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each underwriter has represented and agreed that it has not offered or sold any shares or caused the shares to be made the subject of an invitation for subscription or purchase and will not offer or sell any shares or cause the shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, whether directly or indirectly, to any person in Singapore other than:

(a)

to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA;

(b)

to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or

(c)	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(i)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(ii)	where no consideration is or will be given for the transfer;

(iii)	where the transfer is by operation of law;

(iv)	as specified in Section 276(7) of the SFA; or

(v)	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Notice to Prospective Investors in Bermuda

Shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

Notice to Prospective Investors in Saudi Arabia

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority (“CMA”) pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended. The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorized financial adviser.

Notice to Prospective Investors in the British Virgin Islands

The shares are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on behalf of the Company. The shares may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands) (“BVI Companies”), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

Notice to Prospective Investors in China

This prospectus will not be circulated or distributed in the People’s Republic of China (“PRC”) and the shares will not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly to any residents of the PRC except pursuant to any applicable laws and regulations of the PRC. Neither this prospectus nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with applicable laws and regulations.

Notice to Prospective Investors in Korea

The shares have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”), and the shares have been and will be offered in Korea as a private placement under the FSCMA. None of the shares may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”). The shares have not been listed on any of securities exchanges in the world including, without limitation, the Korea Exchange in Korea. Furthermore, the purchaser of the shares shall comply with all applicable regulatory requirements (including, but not limited to, requirements under the FETL) in connection with the purchase of the shares. By the purchase of the shares, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares pursuant to the applicable laws and regulations of Korea.

Notice to Prospective Investors in Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the shares has been or will be registered with the Securities Commission of Malaysia (“Commission”) for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services Licence; (iii) a person who acquires the shares, as principal, if the offer is on terms that the shares may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the shares is made by a holder of a Capital Markets Services Licence who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

Notice to Prospective Investors in Taiwan

The shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the shares in Taiwan.

Notice to Prospective Investors in South Africa

Due to restrictions under the securities laws of South Africa, no “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted) (the “South African Companies Act”)) is being made in connection with the issue of the shares in South Africa. Accordingly, this document does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. The shares are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions stipulated in section 96 (1) applies:

Section 96 (1) (a)

the offer, transfer, sale, renunciation or delivery is to:

(i) persons whose ordinary business, or part of whose ordinary business, is to deal in securities, as principal or agent;

(ii) the South African Public Investment Corporation;

(iii) persons or entities regulated by the Reserve Bank of South Africa;

(iv) authorised financial service providers under South African law;

(v) financial institutions recognised as such under South African law;

(vi) a wholly-owned subsidiary of any person or entity contemplated in (iii), (iv) or (v), acting as agent in the capacity of an authorised portfolio manager for a pension fund, or as manager for a collective investment scheme (in each case duly registered as such under South African law); or

(vii) any combination of the person in (i) to (vi); or

Section 96 (1) (b)	the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000 or such higher amount as may be promulgated by notice in the Government Gazette of South Africa pursuant to section 96(2)(a) of the South African Companies Act.

Information made available in this prospectus should not be considered as “advice” as defined in the South African Financial Advisory and Intermediary Services Act, 2002.

VALIDITY OF CLASS A COMMON STOCK

The validity of the shares of our Class A common stock offered hereby will be passed upon for us by Debevoise & Plimpton LLP, New York, New York. The underwriters have been represented by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

The financial statement of Core & Main, Inc. as of April 9, 2021 included in this prospectus has been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Core & Main Holdings, LP as of January 31, 2021 and February 2, 2020 and for each of the three years in the period ended January 31, 2021 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 with respect to the shares of our Class A common stock being sold in this offering. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits thereto because some parts have been omitted in accordance with the rules and regulations of the SEC. You will find additional information about us and the Class A common stock being sold in this offering in the registration statement and the exhibits thereto. For further information with respect to Core & Main and the Class A common stock being sold in this offering, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. The SEC maintains an internet site (http://www.sec.gov), from which interested persons can electronically access the registration statement, including the exhibits and any schedules thereto.

Upon the completion of this offering, we will become subject to the informational requirements of the Exchange Act and, accordingly, will file with the SEC annual reports containing financial statements audited by an independent registered public accounting firm, quarterly reports containing unaudited financial statements, current reports, proxy statements and other information. You will be able to access these reports, proxy statements and other information without charge at the SEC’s website, which is listed above. You will also be able to access, free of charge, our reports filed with the SEC (for example, our Annual Reports on Form 10-K, our Quarterly Reports on Form 10-Q and our Current Reports on Form 8-K and any amendments to those forms) through our website (http://www.coreandmain.com). Reports filed with or furnished to the SEC will be available as soon as reasonably practicable after they are filed with or furnished to the SEC. None of the information contained on, or that may be accessed through our website or any other website identified herein is part of, or incorporated into, this prospectus, and you should not rely on any such information in connection with your decision to invest in our Class A common stock. All website addresses in this prospectus are intended to be inactive textual references only.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Core & Main, Inc.

Opinion on the Financial Statement—Balance Sheet

We have audited the accompanying balance sheet of Core & Main, Inc. (the “Company”) as of April 9, 2021, including the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of April 9, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statement that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the financial statement and (ii) involved our especially challenging, subjective, or complex judgments. We determined there are no critical audit matters.

/s/ PricewaterhouseCoopers LLP

St. Louis, Missouri

April 15, 2021

We have served as the Company’s auditor since 2021.

CORE & MAIN, INC.

BALANCE SHEET

April 9, 2021
In dollars (except share and per share data)
ASSETS
Cash and cash equivalents	$100

Total assets	100

SHAREHOLDERS’ EQUITY
Common stock, $0.01 par value per share, 1,000 shares authorized; 100 shares issued and outstanding	1
Additional paid-in capital	99

Total shareholders’ equity	$100

The accompanying notes are an integral part of these financial statements.

CORE & MAIN, INC.

NOTES TO THE FINANCIAL STATEMENT

1)	BASIS OF PRESENTATION

Core & Main, Inc. (“Core & Main” or “the Company”) was formed as a Delaware corporation on April 9, 2021. Core & Main has not engaged in any business or other activities except in connection with its formation. The Company was formed for the purpose of completing a public offering and related transactions in order to carry on the business of Core & Main Holdings, LP. Core & Main will be a holding company, and its sole material asset will be its ownership interest in Holdings, a portion of which it will hold indirectly through CD&R WW, LLC. Holdings will have no operations and no material assets of its own other than its indirect ownership interest in Core & Main LP, the legal entity that will conduct the operations of the Company.

2)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting —The Balance Sheet is presented in accordance with accounting principles generally accepted in the United States of America. Separate statements of operations, comprehensive income, changes in stockholder’s equity, and cash flows have not been presented in the financial statements because there have been no activities in this entity.

3)	SHAREHOLDERS’ EQUITY

The Company is authorized to issue 1,000 shares of Common Stock, par value $0.01 per share. On April 9, 2021, the Company issued 100 shares of Common Stock.

4)	COMMITMENTS AND CONTINGENCIES

The Company did not have any commitments or contingencies as of April 9, 2021.

5)	SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 15, 2021, the date on which the balance sheet was available for issuance.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Partners of

Core & Main Holdings, LP

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Core & Main Holdings, LP and its subsidiaries (the “Company”) as of January 31, 2021 and February 2, 2020, and the related consolidated statements of operations and comprehensive income, of changes in partners’ capital and of cash flows for each of the three years in the period ended January 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2021 and February 2, 2020, and the results of its operations and its cash flows for each of the three years in the period ended January 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the financial statements, the Company changed the manner in which it accounts for leases in fiscal 2019.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Goodwill Impairment Assessment

As described in Notes 2 and 5 to the consolidated financial statements, the Company’s consolidated goodwill balance was $1,122.7 million as of January 31, 2021. Management conducts an impairment test of goodwill on an annual basis or whenever events or circumstances indicate that it is “more likely than not” that the fair value of its reporting unit has dropped below its carrying value. If the carrying value of the reporting unit exceeds its fair value, the Company will recognize the excess of the carrying value over the fair value as a goodwill impairment loss. Fair value of the reporting unit is estimated through a combination of an income approach based on the present value of discounted cash flows and a market approach based on sales and EBITDA multiples from operations and purchase transactions of comparable companies. The discounted cash flows are based on the Company’s long-range forecasts and an estimated terminal value. For the market approach, management evaluates comparable company public trading values and recent transactions using sales and EBITDA multiples that are used to value the reporting unit. Significant assumptions used in the income approach included the discount rate and sales growth rates. Significant assumptions used in the market approach included sales and EBITDA multiples for the peer public companies.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment is a critical audit matter are (i) the significant judgment by management when estimating the fair value of the reporting unit; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to the discount rate, sales growth rates, and sales and EBITDA multiples for the peer public companies; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, testing management’s process for estimating the fair value of the reporting unit, which included (i) evaluating the appropriateness of the income and market approaches; (ii) testing the completeness and accuracy of the underlying data used in the estimate; and (iii) evaluating the reasonableness of the significant assumptions used by management related to the discount rate, sales growth rates, and sales and EBITDA multiples for the peer public companies. Evaluating the sales growth rates involved evaluating whether the sales growth rates were reasonable considering (i) current and past performance of the reporting unit; (ii) consistency with external market and industry data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the income and market approaches and (ii) the reasonableness of the discount rate and sales and EBITDA multiples.

Acquisition of R&B Company—Valuation of Customer Relationships Intangible Asset

As described in Note 4 to the consolidated financial statements, the Company completed the acquisition of R&B Co. for net consideration of $208.8 million in 2020, which resulted in $113.7 million of a customer relationship intangible asset being recorded. Customer relationships are valued using an excess earnings method using various inputs such as customer attrition rate, revenue growth rate, gross margin percentage and discount rate.

The principal considerations for our determination that performing procedures relating to the valuation of the acquired R&B Co. customer relationship intangible asset is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to the customer attrition rate, revenue growth rate, gross margin percentage, and discount rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, testing management’s process for developing fair value estimate of the customer relationship intangible asset, which included (i) evaluating the appropriateness of the excess earnings method, (ii) testing the completeness and accuracy of the underlying data used in the estimate, and (iii) evaluating the reasonableness of the significant assumptions used by management related to the customer attrition rate, revenue growth rate, gross margin percentage, and discount rate. Evaluating the reasonableness of the revenue growth rate involved considering the past performance of the acquired business, as well as economic and industry forecasts. Evaluating the reasonableness of the gross margin percentage involved considering the past performance of the acquired business. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the excess earnings valuation method and (ii) the reasonableness of the customer attrition and discount rates.

/s/ PricewaterhouseCoopers LLP

St. Louis, Missouri

April 15, 2021

We have served as the Company’s auditor since 2017.

CORE & MAIN HOLDINGS, LP

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	Fiscal Years Ended
	January 31, 2021	February 2, 2020	February 3, 2019
	Amounts in millions (except per unit data)

Net sales	$3,642.3	$3,388.6	$3,201.6
Cost of sales	2,763.9	2,599.4	2,493.5

Gross profit	878.4	789.2	708.1
Operating expenses:
Selling, general and administrative	555.6	508.4	457.7
Depreciation and amortization	137.3	125.4	112.0

Total operating expenses	692.9	633.8	569.7

Operating income	185.5	155.4	138.4
Interest expense	139.1	113.7	101.1

Income before provision for income taxes	46.4	41.7	37.3
Provision for income taxes	1.9	0.5	0.7

Net income attributable to partners’ capital	$44.5	$41.2	$36.6

Unrealized derivative gain (loss), net of tax	3.5	(10.8)	(2.0)

Comprehensive income attributable to partners’ capital	$48.0	$30.4	$34.6

Earnings per unit (basic and diluted)	$0.48	$0.45	$0.40

Weighted average common units (basic and diluted)	92.1	92.0	91.9

The accompanying notes are an integral part of these consolidated financial statements.

CORE & MAIN HOLDINGS, LP

CONSOLIDATED BALANCE SHEETS

	January 31, 2021	February 2, 2020
	Amounts in millions
ASSETS
Current assets:
Cash and cash equivalents	$380.9	$180.9
Receivables, net of allowance for credit losses of $4.6 and $7.3	556.8	504.0
Inventories	383.8	336.1
Prepaid expenses and other current assets	15.6	17.1

Total current assets	1,337.1	1,038.1
Property, plant and equipment, net	86.2	87.5
Operating lease right-of-use assets	128.5	123.4
Intangible assets, net	919.2	916.0
Goodwill	1,122.7	1,032.3
Other assets	—	2.1

Total assets	$3,593.7	$3,199.4

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities:
Current maturities of long-term debt	$13.0	$13.0
Accounts payable	325.7	267.6
Accrued compensation and benefits	70.7	51.9
Current operating lease liabilities	42.8	39.8
Other current liabilities	66.9	58.1

Total current liabilities	519.1	430.4
Long-term debt	2,251.7	2,011.1
Non-current operating lease liabilities	85.9	83.6
Deferred income taxes	32.1	1.8
Other liabilities	31.0	31.0

Total liabilities	2,919.8	2,557.9

Partners’ capital	673.9	641.5

Total liabilities and partners’ capital	$3,593.7	$3,199.4

The accompanying notes are an integral part of these consolidated financial statements.

CORE & MAIN HOLDINGS, LP

CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

	Fiscal Years Ended
	January 31, 2021	February 2, 2020	February 3, 2019
	Amounts in millions
Partners’ Capital at Beginning of Period	$641.5	$930.0	$915.7
Equity investment from partners	1.2	0.4	1.0
Equity-based compensation	4.1	4.0	4.1
Net income attributable to partners’ capital	44.5	41.2	36.6
Unrealized derivative gain (loss), net of tax	3.5	(10.8)	(2.0)
Distributions to partners	(20.9)	(323.1)	(25.4)
Repurchase of common units	—	(0.2)	—

Partners’ Capital at End of Period	$673.9	$641.5	$930.0

The accompanying notes are an integral part of these consolidated financial statements.

CORE & MAIN HOLDINGS, LP

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Years Ended
	January 31, 2021	February 2, 2020	February 3, 2019
	Amounts in millions
Cash Flows From Operating Activities:
Net income attributable to partners’ capital	$44.5	$41.2	$36.6
Adjustments to reconcile net cash from operating activities:
Depreciation and amortization	152.7	138.2	122.3
Provision for bad debt	1.7	3.9	1.0
Non-cash inventory charge	0.6	2.7	—
Other	3.2	3.1	3.2
Changes in assets and liabilities:
(Increase) decrease in receivables	(27.7)	3.2	(36.6)
(Increase) decrease in inventories	(27.1)	(1.9)	(31.4)
(Increase) decrease in other assets	5.1	(11.3)	0.4
Increase (decrease) in accounts payable	40.3	14.5	2.5
Increase (decrease) in accrued liabilities	17.7	12.7	3.1
Increase (decrease) in other liabilities	8.8	0.2	(0.2)

Net cash provided by operating activities	219.8	206.5	100.9

Cash Flows From Investing Activities:
Capital expenditures	(11.9)	(13.9)	(13.9)
Acquisitions of businesses, net of cash acquired	(217.2)	(220.1)	(8.3)
Proceeds from the sale of property and equipment	0.2	0.4	0.6

Net cash used in investing activities	(228.9)	(233.6)	(21.6)

Cash Flows From Financing Activities:
Partnership investment	1.2	0.4	1.0
Partnership distributions	(20.9)	(323.1)	(25.4)
Repurchase of common units	—	(0.2)	—
Borrowings on asset-based revolving credit facility	460.0	—	378.5
Repayments on asset-based revolving credit facility	(460.0)	—	(385.5)
Issuance of long-term debt	250.0	525.0	—
Repayments of long-term debt	(13.0)	(12.5)	(10.7)
Debt issuance costs	(8.2)	(18.9)	—

Net cash provided by (used in) financing activities	209.1	170.7	(42.1)

Increase in cash and cash equivalents	200.0	143.6	37.2
Cash and cash equivalents at the beginning of the period	180.9	37.3	0.1

Cash and cash equivalents at the end of the period	$380.9	$180.9	$37.3

Cash paid for interest	$123.3	$98.6	$94.5

The accompanying notes are an integral part of these consolidated financial statements.

CORE & MAIN HOLDINGS, LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Dollars in millions, except as noted

1)    BASIS OF PRESENTATION & DESCRIPTION OF BUSINESS

Basis of Presentation

On August 1, 2017, funds affiliated with Clayton, Dubilier & Rice, LLC (“CD&R”) acquired the waterworks business of HD Supply (“the Merger”). The Merger was effected by way of a subsidiary wholly-owned by funds affiliated with CD&R (“Merger Sub”), which received an equity investment from CD&R, incurred debt borrowings and completed the acquisition of Core & Main LP. As part of the Merger, Merger Sub was immediately merged with and into Core & Main LP, with Core & Main LP surviving such merger, and certain related transactions among affiliates of each of CD&R and HD Supply were completed.

On August 5, 2019, affiliates of CD&R formed Core & Main Holdings, LP (“Holdings”), a Delaware limited partnership, as well as Core & Main Midco, LLC (“Midco”) and Core & Main Intermediate GP, LLC (“Opco GP”), each a direct or indirect subsidiary of Holdings. Following certain reorganization transactions, affiliates of CD&R and Core & Main Management Feeder LLC (“Management LLC”) transferred their partnership interests in Core & Main LP to Midco and Opco GP in exchange for partnership interests in Holdings (“the Reorganization”). As a result of the Reorganization, Holdings is the indirect parent company of Core & Main LP.

The accompanying consolidated financial statements present the results of operations, financial position and cash flows of Holdings and its subsidiaries (collectively, “Core & Main” or “the Company”), which includes Core & Main LP as the legal entity that conducts the operations of the Company. As the Reorganization was among entities under common control, there was no change in the basis of accounting. Therefore, the consolidated financial statements of the Company as of and for periods through August 4, 2019 present the historical financial statements of Core & Main LP. The period prior to the date of the Reorganization, which includes February 4, 2019 to August 4, 2019 and the fiscal year ended February 3, 2019, represents the operations and cash flows of Core & Main LP; while the period subsequent to the date of the Reorganization, which includes August 5, 2019 to February 2, 2020, the fiscal year ended January 31, 2021, and as of February 2, 2020 and January 31, 2021, presents the consolidated operations, financial position and cash flows of Holdings.

Description of Business

Core & Main is a leading specialized distributor of water, wastewater, storm drainage and fire protection products and services to municipalities, private water companies and professional contractors across municipal, non-residential and residential end markets nationwide. The Company’s specialty products and services are used in the maintenance, repair, replacement, and construction of water and fire protection infrastructure. The Company reaches customers through a nationwide network of approximately 285 branches across 47 states. Products include pipes, valves, fittings, storm drainage products, hydrants and meters and other products for use in the construction, maintenance and repair of water and waste-water systems as well as fire-protection systems. The Company has complemented its core products through additional offerings, including smart meter systems, fusible high density polyethylene (“fusible HDPE”) piping solutions and specifically engineered treatment plant products and services. The Company’s services and capabilities allow for integration with customers and form part of their sourcing and procurement function. All of the Company’s long-lived assets are located within the United States (“U.S.”).

Segments

The Company’s chief operating decision maker (“CODM”) manages the business as a single operating and reportable segment. The Company operates approximately 285 branch locations across the U.S. The nature of the products and services, vendors, customers and distribution methods are similar across branches. Accordingly, the CODM evaluates the performance of the business and makes management decisions on a consolidated basis. Performance is most notably measured based on Adjusted EBITDA at the consolidated level. The consolidated performance of the Company is utilized to determine incentive compensation for executive officers, annual merit decisions, management of national vendor relationships, allocation of resources and in evaluating acquisitions and the Company’s capital structure.

Fiscal Year

The Company’s fiscal year is a 52- or 53-week period ending on the Sunday nearest to January 31st. Quarters within the fiscal year include 13-week periods, unless a fiscal year includes a 53rd week, in which case the fourth quarter of the fiscal year will be a 14-week period. Both the fiscal year ended January 31, 2021 (“fiscal 2020”) and the fiscal year ended February 2, 2020 (“fiscal 2019”) included 52 weeks. The fiscal year ended February 3, 2019 (“fiscal 2018”) included a 53rd week. The next fiscal year ending January 30, 2022 (“fiscal 2021”) will include 52 weeks.

2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates

Management has made a number of estimates and assumptions relating to the reporting of certain assets and liabilities, the disclosure of contingent assets and liabilities, and reported amounts of revenues and expenses in preparing the elements of these financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company classified all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Allowance for Credit Losses

Accounts receivable are evaluated for collectability based on numerous factors, including past transaction history with customers, their credit worthiness, and an assessment of lien and bond rights. An allowance for credit losses is estimated as a percentage of aged receivables. This estimate is periodically adjusted when management becomes aware of a specific customer’s inability to meet its financial obligations (e.g., a bankruptcy filing) or as a result of changes in historical collection patterns.

Inventories

Inventories are carried at the lower of cost or net realizable value. The cost of substantially all inventories is determined by the weighted average cost method. This evaluation includes an analysis of historical physical inventory results, a review of excess and obsolete inventories based on inventory aging, and anticipated future demand. The carrying value of inventory includes the capitalization of inbound freight costs and is net of vendor rebates and purchase discounts for products not yet sold.

Vendor rebates

The Company enters into agreements with many of its vendors providing for inventory purchase rebates (“vendor rebates”) upon achievement of specified volume purchasing levels. The Company accrues the receipt of vendor rebates as part of its cost of sales for products sold based on progress towards earning the vendor rebates, taking into consideration cumulative purchases of inventory to the measurement date and projected purchases through the end of the year. An estimate of vendor rebates is included in the carrying value of inventory at each period end for vendor rebates to be received on products not yet sold. Vendor rebates included in inventory were $15.3 million and $13.2 million at January 31, 2021 and February 2, 2020, respectively.

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method based on the following estimated useful lives of the assets:

Buildings and improvements	5 - 39 years
Transportation equipment	5 - 7 years
Furniture, fixtures and equipment	3 -10 years

Property and equipment assets are assessed for recovery when a triggering event occurs. A potential impairment is first evaluated by comparing the undiscounted cash flows associated with the asset, or the asset group it is part of, to its carrying value. If the carrying value is greater than the undiscounted cash flows, the amount of potential impairment is measured by comparing the fair value of the asset, or the asset group it is part of, with its carrying value. The Company assesses the remaining useful life and the recoverability of property and equipment assets whenever events or circumstances indicate that the carrying value of an asset may not be recoverable. Judgments regarding the existence of a triggering event are based on market and operational performance. Evaluating potential impairment also requires estimates of future operating results and cash flows. No material impairments of property and equipment assets were recorded in fiscal 2020, 2019 or 2018.

The Company capitalizes certain software costs, which are being depreciated on a straight-line basis over the estimated useful lives of the software, ranging from 3 to 7 years. At January 31, 2021 and February 2, 2020, capitalized software costs totaled $2.4 million and $4.6 million, respectively, net of accumulated depreciation of $10.6 million and $7.5 million, respectively. Amortization of capitalized software costs totaled $3.1 million, $3.2 million and $3.1 million in fiscal 2020, fiscal 2019 and fiscal 2018, respectively.

Acquisitions and Goodwill

Amounts paid for acquisitions are allocated to the tangible assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The Company then allocates the purchase price in excess of net tangible assets acquired to identifiable intangible assets. The fair value of identifiable intangible assets is based on detailed valuations. The Company allocates any excess purchase price over the fair value of the net tangible and intangible assets acquired to goodwill.

The Company does not amortize goodwill, but does conduct an impairment test of goodwill on an annual basis or whenever events or circumstances indicate that it is “more likely than not” that the fair value of its reporting unit has dropped below its carrying value. The impairment test is comprised of either a qualitative assessment to determine whether it is “more likely than not” that the fair value of the reporting unit exceeds its carrying value or a quantitative assessment. If the qualitative assessment indicates that it is not “more likely than not” that the fair value of its reporting unit exceeds its carrying value, a quantitative assessment is required. The quantitative assessment is comprised of comparing the carrying value of a reporting unit to its estimated fair value. The Company estimates the fair value of the reporting unit based on a detailed valuation, utilizing an income approach based on the present value of future cash flows, a market approach based on multiples of sales and profit metrics of similar public companies and a market approach based on multiples of sales and profit metrics for purchase transactions of similar companies (all of which are considered level three measurement techniques). If the carrying value of the reporting unit exceeds its fair value, the Company will recognize the excess of the carrying value over the fair value as a goodwill impairment loss. There were no goodwill impairment charges recorded in fiscal 2020, fiscal 2019 or fiscal 2018.

Intangible Assets

Finite-lived intangible assets consist primarily of customer relationships which are amortized over the periods during which the Company expects to generate net sales from these customer relationships. Finite-lived intangible assets are assessed for recovery when a triggering event occurs. A potential impairment of finite-lived intangible assets is first evaluated by comparing the undiscounted cash flows associated with the asset, or the asset group it is part of, to its carrying value. If the carrying value is greater than the undiscounted cash flows, the amount of potential impairment is measured by comparing the fair value of the asset, or the asset group it is part of, with their carrying value. The Company assesses the remaining useful life and the recoverability of finite-lived intangible assets whenever events or circumstances indicate that the carrying value of an asset may not be recoverable. Judgments regarding the existence of a triggering event are based on market and operational performance. Evaluating potential impairment also requires estimates of future operating results and cash flows.

All of the Company’s intangible assets are subject to amortization. There were no intangible asset impairments recorded in fiscal 2020, fiscal 2019 or fiscal 2018.

Fair Value Measurement

The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable, accrued compensation and benefits and other current liabilities approximate fair value due to the short-term nature of these financial instruments. The Company’s long-term financial assets and liabilities are generally recorded at historical costs. The carrying amounts of derivative assets or liabilities (See Note 6, Debt) and contingent consideration arrangements (See Note 4, Acquisitions) are recorded at fair value.

Revenue Recognition

The Company’s revenues are earned from contracts with customers. These contracts include written agreements and purchase orders as well as arrangements that are implied by customary business practices or law. The revenue contracts are primarily single performance obligations for the sale of product or performance of services for customers. Revenue is recognized when title is passed to the customer or services are provided in an amount that reflects the consideration the Company expects to be entitled to in exchange for the products and services, which is net of sales tax, customer incentives, returns and discounts. For product sales, the transfer of title generally occurs at the point of destination for products shipped by internal fleet and at the point of shipping for products shipped by third party carriers. Revenues related to services are recognized in the period the services are performed and were approximately $15.3 million, $21.0 million and $11.1 million in fiscal 2020, fiscal 2019 and fiscal 2018, respectively. Estimates for expected customer incentives, returns and discounts are based on historical experience, anticipated performance and management’s judgment. Generally, the Company’s contracts do not contain significant financing as the standard sales terms are short term in nature.

Shipping and Handling Fees and Costs

The Company includes shipping and handling fees billed to customers in net sales. Shipping and handling costs associated with inbound freight are capitalized to inventories and relieved through cost of sales as inventories are sold. Shipping and handling costs associated with outbound freight are included in selling, general and administrative expenses and totaled $20.2 million, $18.2 million and $18.4 million, in fiscal 2020, fiscal 2019 and fiscal 2018, respectively.

Advertising

Advertising costs are charged to expense as incurred. Advertising expenses, which are included in selling, general and administrative expenses, were approximately $2.0 million, $2.9 million and $3.4 million in fiscal 2020, fiscal 2019 and fiscal 2018, respectively.

Income Taxes

Substantially all of the Company’s sales and operations are within the U.S. and the Company is a partnership for income tax purposes. For U.S. federal and most state income taxes, a partnership is not subject to income tax. Where the Company is taxed, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in income tax rates is recognized as income or expense in the period that includes the enactment date.

The Company determines whether it is “more likely than not” that a tax position will be sustained upon examination. The tax benefit of any tax position that meets the “more likely than not” recognition threshold is calculated as the largest amount that is more than 50% likely of being realized upon resolution of the uncertainty. To the extent a full benefit is not expected to be realized on the uncertain tax position, an income tax liability is established. Interest and penalties on income tax obligations, associated with uncertain tax positions, are included in the provision for income taxes.

Concentration of Credit Risk

The majority of the Company’s revenues are credit sales which are made primarily to customers whose ability to pay is dependent, in part, upon the economic strength of the construction industry in the areas where they operate and availability of municipal funding. Concentration of credit risk with respect to trade accounts receivable is limited by the large number of customers comprising the Company’s customer base. The Company performs ongoing credit evaluations of its customers.

Leases

The Company determines if an arrangement is or contains a lease at inception. Obligations under operating leases are included in the Balance Sheets in both current and non-current operating lease liabilities, while the corresponding rights to use the leased assets are presented as operating lease right-of-use (“ROU”) assets. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the remaining lease payments. As the rate implicit in the lease is not readily determinable the Company uses its incremental borrowing rate, which is based on information available at the commencement date of the relevant lease, in determining the present value of future payments. The lease term includes an option to extend the lease when it is reasonably certain that the Company will exercise that option. The Company recognizes expense within selling, general and administrative expense associated with the accretion of operating lease liabilities and amortization of ROU assets in an amount calculated to result in straight-line expense over the lease terms.

For leases with step rent provisions whereby the rental payments increase incrementally over the life of the lease, the Company recognizes expense on a straight-line basis over the lease term. Payment obligations related to real estate taxes, insurance and other lease components are excluded from the measurement of operating lease ROU assets and lease liabilities. The Company’s lease agreements generally do not contain any material residual value guarantees or material restrictive covenants.

Equity-Based Compensation

The Company recognizes the cost of employee services received in exchange for awards of equity instruments based on the grant date fair value of those awards. That cost is recognized over the requisite service period (generally the vesting period), which is the period during which an employee is required to provide service in exchange for the award.

Earnings Per Unit

The Company calculated basic and diluted earnings per unit using the two-class method. The two-class method is an earnings allocation that determines earnings per unit for each class of common unit with different dividend rates and participating securities according to dividends declared, participation rights in undistributed earnings and the participation threshold for certain equity awards. The application of the two-class method did not result in the allocation of earnings to participating securities in the basic or diluted calculation as the participation thresholds would not have been exceeded if net income had been fully paid out in the periods presented. As such, basic and diluted earnings per unit represents net income attributable to common units divided by the weighted average number of common units outstanding for the period. As such, the calculations exclude the profit units and unit appreciation rights of 6.5 million, 6.4 million, and 6.3 million for fiscal 2020, fiscal 2019, and fiscal 2018, respectively, that may be potentially dilutive in future periods.

Recent Accounting Pronouncements

Cloud computing arrangements—In August 2018, the FASB issued ASU No. 2018-15, “Intangibles—Goodwill and Other—Internal-Use Software: Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (ASU 2018-15”). The new guidance aligns the requirements for capitalizing implementation costs in a cloud computing arrangement service contract with the requirements for capitalizing implementation costs incurred for an internal-use software license. ASU 2018-15 is effective for annual periods beginning after December 15, 2019, and interim periods within these annual periods. The standard permits two approaches, one requiring prospective application to eligible costs incurred on or after the date this guidance is first applied and one requiring retrospective application.

The Company adopted the provisions of ASU 2018-15, during the first quarter of fiscal 2020, using the prospective method. The adoption of ASU 2018-15 did not have a material impact on the Company’s financial position, results of operations or cash flows. The Company made no adjustments to its financial position upon adoption.

Measurement of Credit Losses—In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”). The new guidance introduces a new accounting model for recognizing expected credit losses upon the initial recognition of certain financial instruments, including accounts receivable, based on historical information, current information, and forecasted future events. ASU 2016-13 is effective for annual periods beginning after December 15, 2019, and interim periods within these annual periods.

The Company adopted the provisions of ASU 2016-13, during the first quarter of fiscal 2020, using the modified retrospective approach. The adoption of ASU 2016-13 did not result in a material impact to the financial position, results of operations or cash flows upon adoption.

Revenue recognition—In May 2014, the FASB issued ASU No. 2014-09, “Revenue from contracts with customers” (“ASU 2014-09”), amended by ASU No. 2016-10, “Revenue from contracts with customers (Topic 606): Identifying Performance Obligations and Licensing,” ASU No. 2016-12, “Revenue from contracts with customers (Topic 606): Narrow-Scope Improvements and Practical Expedients,” and ASU No. 2016-20, “Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers.” The amended guidance outlines a single comprehensive revenue model for entities to use in accounting for revenue arising from contracts with customers. The guidance supersedes most current revenue recognition guidance, including industry-specific guidance. The core principle of the revenue model is that “an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.” ASU 2014-09 requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments. Entities have the option of using either a full retrospective or modified approach to adopt the guidance. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2018 including interim periods within that reporting period, for non-public companies.

The Company adopted the provisions of ASU 2014-09 and related amendments, using the modified retrospective method and a practical expedient associated with recognizing revenue for certain services in accordance with the right to invoice, during the first quarter of fiscal 2019. The Company reviewed customer contracts and applied the five-step model of the new standard to each contract category identified and compared the results to current accounting practice. The Company concluded that contracts with customers primarily consist of a single performance obligation to transfer promised goods or services. The adoption of ASU 2014-09 did not have a material impact on the Company’s financial position, results of operations or cash flows. The Company made no adjustments to its financial position upon adoption. See Note 3, Revenue, for the Company’s revenue disclosures.

Leases—In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)” (“ASU 2016-02”). The new guidance requires companies to recognize all leases as assets and liabilities for the rights and obligations created by leased assets on the Balance Sheet. ASU 2016-02 is effective for annual periods beginning after December 15, 2018, and interim periods within these annual periods, with early adoption permitted.

The Company adopted the provisions of ASU 2016-02, during the first quarter of fiscal 2019, which increased assets and liabilities on the Balance Sheets as the Company recorded a right-of-use asset and corresponding liability for each existing operating lease. The Company elected to apply the practical expedient that allows for the exclusion of ASU 2016-02 from comparative periods; thus, the prior period Balance Sheet was not revised to reflect this standard.

The Company recorded operating lease ROU assets and operating lease liabilities of $98.9 million and $98.0 million, respectively, upon adoption of ASU 2016-02. The difference between the operating lease assets and operating lease liabilities represents immaterial reclassifications from other Balance Sheet accounts.

The adoption of this guidance did not materially impact the Company’s results of operations or cash flows. See Note 7, Leases, for the Company’s lease disclosures.

Not Yet Adopted

Reference Rate Reform—In March 2020, the FASB issued ASU No. 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting” (“ASU 2020-04”). The new guidance provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships and other transactions affected by reference rate reform if certain criteria are met. The amendments apply only to contracts and hedging relationships that reference the London Interbank Offered Rate (“LIBOR”) or another reference rate expected to be discontinued because of reference rate reform. The expedients and exceptions provided by ASU 2020-04 are effective for prospective contract modifications made and qualifying hedging relationships entered into from March 12, 2020 through December 31, 2022. The Company has certain debt and hedging instruments that reference LIBOR, as discussed in Note 6, and the Company will consider the application of ASU 2020-04 at the time of a qualifying transaction and/or modification of debt and hedging instruments.

3)    REVENUE

Disaggregation of Revenue

The following table represents net sales disaggregated by product category:

	Fiscal Years Ended
Product Category	January 31, 2021	February 2, 2020	February 3, 2019
Pipes, valves, & fittings products	$2,373.1	$2,164.2	$2,159.3
Storm drainage products	489.5	454.5	417.4
Fire protection products	413.9	387.3	292.6
Meter products	365.8	382.6	332.3

Total Net Sales	$3,642.3	$3,388.6	$3,201.6

Substantially all of the Company’s revenues were generated by sales within the United States. For fiscal 2020, fiscal 2019 and fiscal 2018, the Company had net sales to international customers of $3.2 million, $5.2 million and $3.6 million, respectively.

Contract Balances

The satisfaction of identified performance obligations may differ from the timing of invoicing to customers for certain contracts when the customer pays in advance of delivery, which may result in the recognition of a contract liability until delivery occurs. Contract liabilities are recognized as revenue when control is transferred to customers. As of January 31, 2021 and February 2, 2020, the Company’s contract liabilities, which are included in other current liabilities, within the Balance Sheets, totaled $2.2 million and $1.1 million, respectively. The Company recognized revenue of $0.8 million, $1.0 million, and $1.1 million during fiscal 2020, fiscal 2019, and fiscal 2018, respectively, related to delivery of products that were recorded as contract liabilities as of the previous fiscal year end.

4)    ACQUISITIONS

Water Works Supply Co.

On August 17, 2020, the Company completed the acquisition of certain assets and assumption of certain liabilities of Water Works Supply Co. (“WWSC”) in a transaction valued at approximately $12.0 million, subject to a working capital adjustment (“the WWSC Acquisition”). The transaction price was funded through cash on hand. Given the size of the purchase price, a full purchase price allocation has not been presented. However, significant components of the final purchase price allocation include $6.1 million to customer relationships, $3.5 million to net working capital, and $1.5 million to goodwill.

R&B Co.

On March 11, 2020, the Company completed the acquisition of all of the outstanding shares of R&B Co. (“R&B”) in a transaction valued at $215.0 million, subject to a working capital adjustment (“the R&B Acquisition”). The transaction price consisted of $212.0 million of initial cash consideration, subject to working capital adjustments, and $3.0 million of contingent consideration to be paid upon satisfaction of certain conditions to either the sellers of R&B or certain former R&B employees and recognized as compensation expense. With the R&B Acquisition, the Company added approximately 10 branch locations to the business, which expands the Company’s presence in California and strengthens the Company’s ability to offer complementary waterworks products and fusible services. The transaction price was funded with cash on hand.

The following represents the preliminary allocation of the transaction price to the fair value of identifiable assets acquired and liabilities assumed in the R&B Acquisition. The amounts below are preliminary, as the Company is still in the process of completing the valuation of certain tangible and intangible assets acquired as part of the R&B Acquisition.

R&B Acquisition
Cash	$2.7
Accounts receivable	24.8
Inventories	19.8
Intangible assets	114.5
Goodwill	88.6
Operating lease right-of-use assets	9.5
Other assets, current and non-current	10.7

Total assets acquired	270.6

Accounts payable	17.5
Deferred income taxes	31.2
Operating lease liabilities	9.5
Other liabilities, current and non-current	3.6

Net assets acquired	$208.8

The amount of goodwill decreased by $1.6 million from the acquisition date primarily attributable to an agreement on the working capital settlement and adjustment to the valuation of the deferred tax liability.

The following reconciles the total consideration to net assets acquired:

R&B Acquisition
Total consideration, net of cash	$207.4
Plus: Cash acquired in acquisition	2.7
Less: Working capital adjustment	(1.3)

Total consideration	208.8
Less: non-cash contingent consideration	—

Net asset acquired	$208.8

The R&B Acquisition includes a contingent consideration arrangement of up to $3.0 million that will be paid by the Company to the R&B sellers or certain former employees, based on the employee’s completion of post-acquisition one year service period. The range of the undiscounted amounts the

Company could pay under the contingent consideration agreement is between zero and $3.0 million. The fair value of the contingent consideration recognized on the acquisition date of zero was determined based on the expectation that all former R&B employees would be retained during the one year retention period (a level 3 fair value measurement based on unobservable inputs).

As of January 31, 2021, the fair value of the contingent consideration liability was estimated to be $0.3 million based on an assessment of retention of former R&B employees (a level 3 fair value measurement based on unobservable inputs). This resulted in the recognition of $0.3 million of expense within selling, general and administrative expenses for the twelve months ended January 31, 2021.

The acquisition of R&B, a corporate entity, was a stock transaction and the Company assumed R&B’s tax basis in their assets and liabilities. This resulted in the recognition of $31.2 million in deferred tax liabilities as part of the preliminary purchase price allocation, as further described in Note 8.

Long Island Pipe Acquisition

On July 8, 2019, the Company completed the acquisition of certain assets and assumption of certain liabilities of Long Island Pipe Supply, Inc. and its direct subsidiaries and certain affiliates (collectively, “LIP”) in a transaction valued at up to $225.0 million, subject to a working capital adjustment (“the LIP Acquisition”). The transaction price consists of $220.0 million of initial cash consideration and contingent consideration of up to $5.0 million based upon financial performance after the closing. With the LIP Acquisition, the Company added approximately 20 branch locations to the business, primarily in the states of New York and New Jersey, which enhances the Company’s distribution offerings of fire protection products and fabrication services. The transaction price was funded through an increase in borrowings on the senior term loan facility as further described in Note 6.

The up-front consideration payment included $15.0 million which may be required to be repaid to the Company by former LIP executives. Each former LIP executive that does not perform services required by his post-acquisition employment or consulting agreement, which range from one to two years, is required to repay $5.0 million. As such, this initial payment of $15.0 million was included within prepaid expenses and other assets, current and non-current as prepaid compensation expenses in the Balance Sheet and as an operating cash outflow for the fiscal year ended February 2, 2020. During fiscal 2020 and fiscal 2019, the Company recognized $7.1 million and $5.8 million, respectively, of expense within selling, general and administrative expenses associated with the amortization of these balances.

The following represents the final allocation of the transaction price to the fair value of identifiable assets acquired and liabilities assumed in the LIP Acquisition.

LIP Acquisition
Total up-front consideration payment	$216.3
Less: Employment and consulting agreement prepayment; operating cash outflow	(15.0)
Less: Working capital adjustment	(1.1)
Plus: Contingent consideration	2.3

Total consideration	202.5
Less: Contingent consideration	(2.3)

Net assets acquired; investing cash outflow	$200.2

LIP Acquisition
Accounts receivable	$31.0
Inventories	37.0
Intangible assets	94.2
Goodwill	50.9
Operating lease right-of-use assets	18.2
Other assets, current and non-current	5.6

Total assets acquired	236.9

Accounts payable	14.0
Contingent consideration	2.3
Operating lease liabilities	18.2
Other liabilities, current and non-current	2.2

Net assets acquired	$200.2

The LIP Acquisition includes a contingent consideration arrangement of up to $5.0 million, of which $2.5 million is no longer payable pursuant to the terms of the LIP acquisition agreement. that will be paid by the Company to LIP based on certain future net sales and product margin targets over two one-year periods. The range of the undiscounted amounts the Company could pay under the contingent consideration agreement is between zero and $5.0 million. The fair value of the contingent consideration recognized on the acquisition date of $2.3 million was estimated by utilizing a weighted probability assessment of the potential outcomes (a level 3 fair value measurement based on unobservable inputs).

As of January 31, 2021, the fair value of the contingent consideration liability was estimated at zero by utilizing a weighted probability assessment of the potential outcomes (a level 3 fair value measurement based on unobservable inputs). This resulted in the recognition of a $1.1 million and $1.2 million benefit within selling, general and administrative expenses for fiscal 2020 and fiscal 2019, respectively.

Maskell Pipe & Supply Acquisition

On February 4, 2019, the Company completed the acquisition of certain assets and liabilities of Maskell Pipe & Supply, Inc. (“Maskell”) in a transaction valued at approximately $19.2 million, subject to a working capital adjustment (“the Maskell Acquisition”). The transaction price was funded through cash on hand. Given the size of the purchase price, a full purchase price allocation has not been presented. However, significant components of the final purchase price allocation include $5.6 million to fixed assets, $5.1 million to customer relationships, $4.8 million to goodwill, and $2.1 million to net working capital.

Other Acquisitions

During fiscal 2019, the Company completed acquisitions of certain assets and liabilities in transactions valued in aggregate at $2.3 million, subject to working capital adjustments (“Other 2019 Acquisitions”). Given the lack of significance of these transactions, individually and in the aggregate, a full purchase price allocation has not been presented. However, a substantial portion of the aggregate purchase price was allocated to net working capital.

During fiscal 2018, the Company completed acquisitions of certain assets and liabilities in transactions valued in aggregate at $8.2 million, subject to working capital adjustments (“Other 2018 Acquisitions”). Given the lack of significance of these transactions, individually and in the aggregate, full purchase price allocations have not been presented. However, a significant portion of the aggregate purchase price allocation included $2.9 million to goodwill and $2.5 million to customer relationships.

In the above transactions, to the extent applicable, the excess of purchase price over net tangible and intangible assets acquired resulted in goodwill, which represents the assembled workforce and anticipated long-term growth in new markets, customers and products. Goodwill associated with the WWSC Acquisition, LIP Acquisition, Maskell Acquisition, and Other 2018 Acquisitions is fully deductible by partners of the partnership for U.S income tax purposes.

Unaudited Pro Forma Financial Information

The following unaudited pro forma information presents a summary of the results of operations for the periods indicated as if the R&B Acquisition and associated senior notes issuance (See Note 6) had been completed as of February 4, 2019 and the LIP Acquisition and associated term loan borrowings (See Note 6) had been completed as of January 29, 2018. The pro forma financial information is based on the historical financial information for the Company, R&B and LIP, along with certain pro forma adjustments. Pro forma information for all other acquisitions have not been presented as they do not have a material impact to the Company’s consolidated net sales and net income attributable to partners’ capital, either individually or in the aggregate. These pro forma adjustments consist primarily of:

•	Increased amortization expense related to the intangible assets acquired in the acquisitions;

•

Increased interest expense to reflect the fixed rate notes entered into in connection with the R&B Acquisition and the variable rate term loan borrowings (utilizing the interest rate in effect at the date of the additional borrowings, which was 5.086%) entered into in connection with the LIP Acquisition, including interest and amortization of deferred financing costs;

•

Reclassification of direct acquisition transaction costs, retention bonuses, inventory fair value adjustments from the period incurred to periods these expenses would have been recognized based on the assumed transaction dates identified above; and

•	The related income tax effects of the aforementioned adjustments and legal entity restructuring performed to effect the R&B Acquisition;

The following unaudited pro forma information has been prepared for comparative purposes only and is not necessarily indicative of the results of operations as they would have been had the acquisitions occurred on the assumed dates, nor is it necessarily an indication of future operating results. In addition, the unaudited pro forma information does not reflect the cost of any integration activities, benefits from any synergies that may be derived from the acquisitions or revenue growth that may be anticipated.

	Fiscal Years Ended
	January 31, 2021	February 2, 2020	February 3, 2019
Net sales	$3,661.3	$3,655.0	$3,376.2
Net income attributable to partners’ capital	50.0	25.9	23.4

As a result of integration of acquisitions, including the consolidation of certain acquired and existing branches, it is impracticable to identify the explicit financial performance associated with these acquisitions. As such, the Company has not presented the post-acquisition net sales and net income attributable to partners’ capital for the R&B and LIP acquisitions.

Intangible Assets

For each of the acquisitions discussed above, the Company valued intangible assets acquired which may include customer relationships, non-compete agreements, and/or trademarks.

The customer relationship intangible assets represent the value associated with those customer relationships in place at the date of the acquisition. The Company valued the customer relationships using an excess earnings method using various inputs such as customer attrition rate, revenue growth rate, gross margin percentage and discount rate. Cash flows associated with the existing relationships are expected to diminish over time due to customer turnover. The Company reflected this expected diminishing cash flow through the utilization of an annual customer attrition rate assumption and in its method of amortization.

The non-compete intangible assets represent the value associated with non-compete agreements for former executives in place at the date of the acquisition. The trademark intangible assets represent the value associated with the brand names in place at the date of the acquisition.

A summary of the intangible assets acquired and assumptions utilized in the valuation, for each of the acquisitions discussed above is as follows:

	Intangible Asset Amount	Amortization Period	Discount Rate	Attrition Rate
WWSC Acquisition
Customer relationships	$6.1	10 years	13.0%	15.0%

R&B Acquisition
Customer relationships	$113.7	15 years	10.0%	7.5%
Non-compete agreement	0.4	5 years	10.0%	N/A
Trademarks	0.4	1 year	10.0%	N/A

LIP Acquisition
Customer relationships - retail	$89.7	10 years	14.0%	12.5%
Customer relationships - distribution	2.8	15 years	14.0%	5.0%
Non-compete agreement	1.0	5 years	14.0%	N/A
Trademarks	0.7	2 years	14.0%	N/A

Maskell Acquisition
Customer relationships	$5.1	10 years	13.0%	12.5%

Acquisition-Related Costs

Acquisition related costs, which are included within selling, general and administrative expenses, for each of the completed acquisitions discussed above were as follows:

	Fiscal Year Ended
	January 31, 2021	February 2, 2020	February 3, 2019
R&B Acquisition	$1.4	$1.1	$—
WWSC Acquisition	0.1	—	—
LIP Acquisition	—	0.5	1.0
Maskell Acquisition	—	0.1	—
Other Acquisitions	—	0.1	0.2

5)	GOODWILL AND INTANGIBLE ASSETS

Goodwill

The carrying amount of the Company’s goodwill included in the Balance Sheets is as follows:

	January 31, 2021	February 2, 2020
Gross Goodwill	$1,122.7	$1,032.3
Accumulated Impairment	—	—

Net Goodwill	$1,122.7	$1,032.3

The changes in the carrying amount of goodwill are as follows:

	Fiscal Year Ended
	January 31, 2021	February 2, 2020
Beginning balance	$1,032.3	$977.1
Goodwill acquired during the year	90.1	55.4
Goodwill adjusted during the year	0.3	(0.2)

Ending balance	$1,122.7	$1,032.3

Additions to goodwill during the years ended January 31, 2021 and February 2, 2020 related to the acquisitions during fiscal 2020 and fiscal 2019 as described in Note 4.

Goodwill represents the excess of purchase price over the fair value of net assets acquired. The Company does not amortize goodwill, but does assess the recoverability of goodwill on an annual basis during the fourth quarter. If an event occurs or circumstances change that would “more likely than not” reduce the fair value of a reporting unit below its carrying value, an interim impairment test would be performed between annual tests.

During the fiscal 2020 annual assessment, the Company tested goodwill for impairment by performing a quantitative assessment that compared the fair value of the reporting unit with its carrying value. The Company estimated the fair value of its reporting unit through a combination of an income approach based on the present value of discounted cash flows and a market approach based on the sales and EBITDA multiples from operations and purchase transactions of comparable companies. Significant assumptions used in the income approach included the discount rate and sales growth rates. Significant assumptions used in the market approach included sales and EBITDA multiples for the peer public companies. The discounted cash flows were based on the Company’s long-range forecasts and an estimated terminal value. The discount rate used in the discounted cash flows analysis was intended to reflect the risks inherent in the future cash flows of the respective reporting unit. For the market approach, the Company evaluated comparable company public trading values and recent transactions, using sales and EBITDA multiples that were used to value the reporting unit.

During the fiscal 2019 and 2018 annual assessments, we tested goodwill for impairment by performing qualitative assessments. The qualitative assessments included evaluating economic, industry, regulatory and company specific factors that could impact the reporting unit fair value. These factors included historical and projected financial metrics (including net sales, margins and operating cash flow trends), public equity market trends, changing tax law and evaluation of the markets we serve. Based on these assessments it was determined that the fair value of its reporting unit was “more likely than not” to exceed the carrying value of its reporting unit in fiscal 2019 and 2018. Therefore, no further assessment was necessary.

The Company’s analyses were based, in part, on the expectation of future market conditions, future net sales and operating cash flow growth, and discount rates that would be used by market participants in an arms-length transaction. Should actual performance or expectations of long-term assumptions be lower than presently expected, the Company’s goodwill could be impaired.

Intangible Assets

The Company’s intangible assets included in the Balance Sheets consist of the following:

	January 31, 2021			February 2, 2020
	Gross Intangible	Accumulated Amortization	Net Intangible	Gross Intangible	Accumulated Amortization	Net Intangible
Customer relationships	$1,276.8	$358.8	$918.0	$1,157.1	$242.5	$914.6
Other intangible assets	2.6	1.4	1.2	1.7	0.3	1.4

Total	$1,279.4	$360.2	$919.2	$1,158.8	$242.8	$916.0

Amortization expense related to intangible assets was as follows:

	Fiscal Years Ended
	January 31, 2021	February 2, 2020	February 3, 2019
Amortization expense	$117.5	$106.5	$95.9

The estimated prospective aggregate amortization expense on intangible assets owned by the Company is expected to be as follows:

Fiscal 2021	114.7
Fiscal 2022	107.1
Fiscal 2023	98.8
Fiscal 2024	91.2
Fiscal 2025	85.5

6)	DEBT

Debt consisted of the following:

	January 31, 2021		February 2, 2020
	Principal	Unamortized Discount and Debt Issuance Costs	Principal	Unamortized Discount and Debt Issuance Costs
Current maturities of long-term debt:
Senior Term Loan due August 2024	$13.0	$—	$13.0	$—
Long-term debt:
ABL Revolver due July 2024	—	3.5	—	4.4
Senior Term Loan due August 2024	1,248.0	19.1	1,261.0	24.6
Senior Notes due September 2024	300.0	8.9	300.0	11.4
Senior Notes due August 2025	750.0	14.8	500.0	9.5

	2,298.0	46.3	2,061.0	49.9

Total	$2,311.0	$46.3	$2,074.0	$49.9

Debt Transactions

The debt obligations include the following debt agreements:

Senior Term Loan

Core & Main LP has a senior term loan facility that matures on August 1, 2024, with an original aggregate principal amounts of $1,300.0 million (“the Term Loan”). The Term Loan requires quarterly principal payments, payable on the last business day of each fiscal quarter in an amount equal to approximately 0.25% of the original principal amounts of the Term Loan. The remaining balance is payable upon final maturity of the Term Loan on August 1, 2024. The Term Loan bears interest at either an adjusted LIBOR rate (subject to a minimum rate of 1.00%) plus an applicable margin of either 2.75% or 3.00%, or an alternate base rate plus an applicable margin of either 1.75% or 2.00%, depending on Core & Main LP’s Consolidated Total Leverage Ratio. During the periods that the Consolidated Total Leverage Ratio is below 5.75, the Term Loan’s interest rate will be calculated using the lower applicable margins. The weighted-average interest rate, excluding the effect of hedging instruments, of Core & Main LP’s outstanding borrowings under the Term Loan as of January 31, 2021 was 3.75%. See further discussion of the hedging instrument below. Based on quotes from financial institutions (i.e., level 2 of the fair value hierarchy) the fair value of the Term Loan was $1,257.8 million and $1,269.2 million at January 31, 2021 and February 2, 2020, respectively.

Asset Based Revolver

Core & Main LP has an asset based revolving credit facility with a borrowing capacity of up to $700.0 million, subject to borrowing base availability, with a maturity date of July 8, 2024 (“the ABL Revolver”). On May 4, 2020, Core & Main LP entered into an amendment of the asset based revolving credit facility, for borrowing base certificates delivered for any period ending on or after May 3, 2020 and on or prior to March 28, 2021, to expand the borrowing base availability calculation by extending the date from which certain aged accounts receivable balances could be excluded. Borrowings under the ABL Revolver bear interest at either an adjusted LIBOR rate plus an applicable margin ranging from 1.25% to 1.75%, or an alternate base rate plus an applicable margin ranging from 0.25% to 0.75%, depending on the borrowing capacity under the ABL Revolver. Additionally, Core & Main LP pays a fee of 0.25% on unfunded commitments under the ABL Revolver. The book value of the ABL Revolver approximates fair value due to the variable interest rate nature of these borrowings; however there were no amounts outstanding as of January 31, 2021.

Senior 2024 Notes

On September 16, 2019, Holdings issued senior unsecured notes in an aggregate principal amount of $300.0 million that mature on September 15, 2024 (“the 2024 Notes”). The proceeds of the 2024 Notes, after deducting the initial purchasers’ discount, were used to fund a special distribution of $290.3 million to Holdings’ equity holders. The 2024 Notes are structurally subordinated to all indebtedness and other liabilities of Holdings’ subsidiaries, including Core & Main LP. Interest on the 2024 Notes is payable semi-annually in arrears on March 15th and September 15th of each year, which commenced on March 15, 2020. The initial interest payment on the 2024 Notes was payable in cash. With respect to each interest payment thereafter (other than the final interest payment made at the stated maturity of the 2024 Notes, which will be paid in cash), Holdings is required to pay interest on the 2024 Notes entirely in cash (such interest, “Cash Interest”), unless certain conditions are satisfied, in which case Holdings will be entitled to pay, all or a portion of the interest by increasing the outstanding principal amount of the 2024 Notes or issuing new 2024 Notes (in each case, “PIK Interest”). Cash Interest accrues on the Notes at a rate per annum equal to 8.625%. PIK Interest accrues on the Notes at a rate per annum equal to 9.375%. PIK interest may only be elected when

Core & Main LP’s ability to declare and pay dividends is limited under the terms of the Term Loan or certain other indebtedness or Holdings does not have a cash balance above a certain threshold.

Holdings may redeem the 2024 Notes, in whole or in part, at specified redemption prices starting at 102.0% and declining over time to 100.0%, plus accrued and unpaid interest, if any, to but not including the redemption date. Based on quoted market prices (i.e., level 1 of the fair value hierarchy) the fair value of the 2024 Notes was $307.5 million and $310.5 million at January 31, 2021 and February 2, 2020, respectively.

Senior 2025 Notes

Core & Main LP issued senior unsecured notes that mature on August 15, 2025, with an original aggregate principal amount of $500.0 million, (“the Initial 2025 Notes”). On June 5, 2020, Core & Main LP issued additional senior unsecured notes with an additional aggregate principal amount of $250.0 million that were issued pursuant to the same indenture and have the same terms as the Initial 2025 Notes (collectively defined as “the 2025 Notes”). The 2025 Notes are structurally subordinated to all secured indebtedness to the extent of the assets securing the ABL Revolver and Term Loan.The 2025 Notes bear interest at 6.125% per annum and interest is payable semi-annually in arrears on August 15th and February 15th of each year, which commenced on February 15, 2018. Core & Main LP may redeem the 2025 Notes, in whole or in part, at specified redemption prices starting at 103.063% and declining over time to 100.0%, plus accrued and unpaid interest, if any, to but not including the redemption date. Based on quoted market prices (i.e., level 1 of the fair value hierarchy) the fair value of the 2025 Notes was $770.9 million and $512.5 million at January 31, 2021 and February 2, 2020, respectively.

The aforementioned debt agreements include customary affirmative and negative covenants, which include, among other things, restrictions on Holdings’ and Core & Main LP’s ability to pay dividends, create liens, incur additional indebtedness, make investments, dispose of assets and merge or consolidate with any other person. The Term Loan may require accelerated repayment based upon cash flows generated in excess of operating and investing requirements when the Consolidated Secured Leverage Ratio is greater than or equal to 4.25. No such repayment was required for any of the periods presented. In addition, the ABL Revolver requires Core & Main LP to comply with a consolidated fixed charge coverage ratio of greater than or equal to 1.00 when availability under the ABL Revolver is less than 10.0% of the lesser of (i) the then applicable borrowing base or (ii) the then aggregate effective commitments. Substantially all of Core & Main LP’s assets are pledged as collateral for the Term Loan and the ABL Revolver.

The aggregate amount of debt payments in the next five fiscal years are as follows:

Fiscal 2021	13.0
Fiscal 2022	13.0
Fiscal 2023	13.0
Fiscal 2024	1,522.0
Fiscal 2025	750.0

Hedging Instrument

On February 28, 2018, Core & Main LP entered into an instrument in which it makes payments to a third-party based upon a fixed interest rate of 2.725% and receives payments based upon the three-month LIBOR rate, based on a $500.0 million notional amount, which mirrors borrowings under the Term Loan. This instrument is intended to reduce the Company’s exposure to variable interest rates under the Term Loan. As of January 31, 2021 this resulted in an effective fixed rate of 5.475%, based upon the 2.725% fixed rate plus an applicable margin of either 2.75% or 3.00% depending on Core & Main LP’s Consolidated Total Leverage Ratio, on $500.0 million of borrowings under the Term Loan. The measurement period of the instrument commenced on March 1, 2018 and matures on March 1, 2022.

The fair value of this cash flow hedging instrument was a $9.3 million and $12.8 million liability as of January 31, 2021 and February 2, 2020, respectively, which is included within other liabilities in the Balance Sheet. Fair value is based upon the present value of future cash flows under the terms of the contract and observable market inputs (level 2). Significant inputs used in determining fair value include forward looking three-month LIBOR rates and the discount rate applied to projected cash flows.

	Fiscal Years Ended
Accumulated Other Comprehensive Loss	January 31, 2021	February 2, 2020
Beginning of period balance	$(12.8)	$(2.0)
Measurement adjustment (losses) for cash flow hedge	(4.1)	(12.6)
Reclassification of expense to interest expense	7.6	1.8

End of period balance	$(9.3)	$(12.8)

As substantially all of the Company’s income is filed under a partnership for income tax purposes, it is generally not subject to federal or state income taxes. As such, the tax consequence associated with each of the above amounts was zero, see further discussion in Note 8.

7)	LEASES

The Company occupies certain facilities and operates certain equipment and vehicles under operating leases that expire at various dates through the year 2031.

Disclosures

The table below presents lease costs associated with facility and vehicle operating leases:

		Fiscal Years Ended
Lease Cost	Classification	January 31, 2021	February 2, 2020	February 3, 2019
Operating Lease Cost	Selling, general, and administrative expense	$53.4	$47.3	$42.0

Future aggregate rental payments under non-cancelable operating leases as of January 31, 2021 are as follows:

January 31, 2021
Fiscal 2021	45.1
Fiscal 2022	36.8
Fiscal 2023	27.8
Fiscal 2024	18.3
Fiscal 2025	10.9
Thereafter	8.6

Total minimum lease payments	$147.5
Less: present value discount	(18.8)

Present value of lease liabilities	$128.7

Future aggregate rental payments under non-cancelable operating leases as of February 2, 2020 are as follows:

February 2, 2020
Fiscal 2020	$42.3
Fiscal 2021	33.6
Fiscal 2022	26.6
Fiscal 2023	18.5
Fiscal 2024	12.1
Thereafter	10.2

Total minimum lease payments	$143.3
Less: present value discount	(19.9)

Present value of lease liabilities	$123.4

To calculate the present value of the operating lease liabilities, the Company determined its incremental borrowing rate by considering market and company specific factors, including, interest rates for borrowings secured by collateral and adjusted for the remaining term of the leased facility, machinery, or vehicle categories. The table below presents the weighted-average remaining lease term (years) and the weighted-average discount rate of the Company’s operating leases:

Operating Lease Term and Discount Rate	January 31, 2021	February 2, 2020
Weighted-average remaining lease term (years)	2.6	2.7
Weighted-average discount rate	4.5%	4.9%

The table below presents cash and non-cash impacts associated with leases:

	Fiscal Years Ended
	January 31, 2021	February 2, 2020
Cash paid for amounts included in the measurements of lease liabilities
Operating cash flows from operating leases	$53.0	$46.5
Right-of-use assets obtained in exchange for new lease liabilities
Operating leases	$35.3	$46.3

The non-cash impact related to right-of-use assets obtained in exchange for new operating lease liabilities in the table above excludes the impact from acquisitions. ROU assets acquired as part of an acquisitions are presented in Note 4.

8)	INCOME TAXES

Substantially all of the Company’s sales and operations are within the U.S. and the Company is a partnership for income tax purposes. For U.S. federal and most state income taxes, a partnership is not subject to income tax. Instead, the Company’s U.S. income tax activity is substantially allocated to individuals and entities affiliated with CD&R, Management LLC, and Core & Main Buyer, Inc. (“Buyer”). The Company’s partnership state and local taxable income, with the exception of certain states and certain other U.S. municipalities, is substantially allocated to individuals and entities affiliated with CD&R, Management LLC, and Buyer. Certain states and certain other U.S. municipalities subject partnerships to income tax.

On March 11, 2020, the Company completed the acquisition of all of the outstanding shares of R&B, a corporation for income tax purposes, as described in Note 4. The acquisition was completed through Buyer, a newly formed corporate subsidiary that is wholly-owned by the Company. Buyer subsequently contributed R&B to Core & Main LP, and then R&B was merged with Core & Main LP. The Company assumed R&B’s tax basis in its assets and liabilities, resulting in the recognition of $31.2 million of deferred tax liabilities, primarily associated with intangible assets, as part of the opening balance sheet. The taxable income that is allocated to Buyer is subject to corporate federal and state income tax in substantially all fifty states. Where the Company is taxed, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in income tax rates is recognized as income or expense in the period that includes the enactment date.

The Provision for Income Taxes consisted of the following:

	Fiscal Years Ended
	January 31, 2021	February 2, 2020	February 3, 2019
Current:
Federal	$1.6	$—	$—
State	1.2	0.7	0.4

	2.8	0.7	0.4
Deferred:
Federal	(0.2)	—	—
State	(0.7)	(0.2)	0.3

	(0.9)	(0.2)	0.3

Total	$1.9	$0.5	$0.7

The reconciliations of the provision for income taxes at the federal corporate statutory rate of 21% to the tax provision for fiscal 2020, fiscal 2019 and fiscal 2018 are as follows:

	Fiscal Years Ended
	January 31, 2021	February 2, 2020	February 3, 2019
Income taxes at federal statutory rate	$9.7	$8.8	$7.8
State income taxes	0.5	0.5	0.7
Partnership income not subject to U.S. tax	(8.3)	(8.8)	(7.8)

Total provision	$1.9	$0.5	$0.7

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities were as follows:

	January 31, 2021	February 2, 2020
Deferred Tax Assets:
Accrued bonus	$0.1	$0.1
Other	0.4	0.2

Deferred Tax Liabilities:
Fixed assets	(0.1)	(0.1)
Goodwill	(0.3)	(0.3)
Intangibles	(1.3)	(1.7)
Basis difference in partnership investment	(30.9)	—

Deferred tax liabilities, net	$(32.1)	$(1.8)

Although substantially all of the Company’s taxable income is not subject to income tax, under our debt obligations, we are permitted to and did make cash distributions to our partners in fiscal 2020, fiscal 2019 and fiscal 2018 to assist in funding their tax obligations resulting from their allocation of the Company’s income.

The Company paid cash for its own income tax obligations of $2.8 million, $0.7 million and less than $0.4 million for fiscal 2020, fiscal 2019 and fiscal 2018, respectively. Cash distributed in respect of income taxes of CD&R and Management LLC was $20.9 million, $32.8 million and $25.4 million for fiscal 2020, fiscal 2019 and fiscal 2018, respectively. These amounts are included in the net distribution to Parent in the changes in Partner’s capital.

Uncertain tax positions

Total gross unrecognized tax benefits as of January 31, 2021 and February 2, 2020, as well as activity within each of the years, was not material.

9)	EQUITY-BASED COMPENSATION AND EMPLOYEE BENEFIT PLANS

Equity-Based Compensation Plan

The board of the Company approved the Core & Main Holdings, LP Equity Incentive Plan (“the Plan”). Employees and independent directors of the Company may indirectly receive profits units, unit options, or unit appreciation rights in the Company through Management LLC. These awards are issued from Management LLC, which in turn receives grants from the Company in amounts and terms that are identical to those that are issued to the employee.

Profits Units

Under the terms of the Plan and the individual award agreements, profits units are granted at a benchmark price that is consistent with the fair value of a partnership unit in the Company at the time of grant. The profits units generally vest at a rate of 20% per year commencing on the first anniversary date of the grant. The initial grant of profits units occurred on January 1, 2018 and vest at a rate of 20% per year commencing on the date of the Merger. Subsequent grants vest at a rate of 20% per year commencing on the date of the grant. There is no expiration associated with the profits units. During fiscal 2019, the Company paid a $3.15 distribution to common shareholders for which profit unit holders did not participate. Under terms of the Plan, this resulted in an adjustment of the benchmark price from $10.00 in fiscal 2018 to $6.85 that was reflected in the summary below.

A summary of the profits units activity is presented below (shares in thousands):

	Number of Shares	Weighted Average Benchmark Price
Outstanding on January 28, 2018	5,508	$6.85
Granted	608	6.85
Forfeitures	(28)	6.85

Outstanding on February 3, 2019	6,088	6.85
Granted	133	7.44
Forfeitures	(26)	6.85
Repurchases	(18)	6.85

Outstanding on February 2, 2020	6,177	6.86
Granted	145	9.39

Outstanding on January 31, 2021	6,322	$6.92

	Number of Shares	Weighted Average Benchmark Price
Non-vested at January 28, 2018	5,508	$6.85
Granted	608	6.85
Vested	(1,102)	6.85
Forfeited	(28)	6.85

Non-vested at February 3, 2019	4,986	6.85
Granted	133	7.44
Vested	(1,218)	6.85
Forfeited	(26)	6.85

Non-vested at February 2, 2020	3,875	6.87
Granted	145	9.39
Vested	(1,235)	6.86

Non-vested at January 31, 2021	2,785	$7.01

The estimated fair value of the profits units when granted is amortized to expense over the vesting period. The fair value for these options was estimated by management, after considering a third-party valuation specialist’s assessment, at the date of grant based on the expected life of the profits units, using a Black-Scholes option pricing model with the following weighted-average assumptions:

	January 31, 2021	February 2, 2020	February 3, 2019
Risk-free interest rate	0.6%	2.13%	2.13%
Dividend yield	—%	—%	—%
Expected volatility factor	50%	50%	50%
Discount for lack of marketability	26%	30%	30%
Expected option life in years	5.0	4.5	4.5

The risk free interest rate was determined based on an analysis of U.S. Treasury zero-coupon market yields as of the date of the profits units grant for issues having expiration lives similar to the expected life of the profits units. The expected volatility was based on an analysis of the historical volatility of a peer group over the expected life of the profits units. As insufficient data exists to determine the historical life of the profits units, the expected option life was determined based on the Company’s estimate of when a liquidity event may occur based on market conditions and prior investments of CD&R. The weighted-average fair value of each option granted was $2.99 during fiscal 2020 and $2.98 during each of fiscal 2019 and fiscal 2018. The Company recognized $4.0 million, $3.9 million and $3.9 million of compensation expense related to profits units in fiscal 2020, fiscal 2019 and fiscal 2018, respectively.

Unit Appreciation Rights

Under the terms of the Plan and the individual award agreements, unit appreciation rights are granted at a benchmark price that is consistent with the fair value of a partnership unit in the Company at the time of grant. The unit appreciation rights generally vest at a rate of 20% per year commencing on the first anniversary date of the grant. The initial grant of unit appreciation rights occurred on January 1, 2018 and vest at a rate of 20% per year commencing on the date of the Merger. Unit appreciation rights expire no later than the tenth anniversary of the grant date.

A summary of the unit appreciation right units activity is presented below (shares in thousands):

	Number of Shares	Weighted Average Benchmark Price
Outstanding on January 28, 2018	150	$10.00
Granted	75	10.00

Outstanding on February 3, 2019	225	10.00
Granted	25	10.00
Forfeited	(40)	10.00
Expired	(10)	10.00

Outstanding on February 2, 2020	200	10.00
Granted	—	—

Outstanding on January 31, 2021	200	$10.00

	Number of Shares	Weighted Average Benchmark Price
Non-vested at January 28, 2018	150	$10.00
Granted	75	10.00
Vested	(30)	10.00

Non-vested at February 3, 2019	195	10.00
Granted	25	10.00
Vested	(35)	10.00
Forfeited	(40)	10.00

Non-vested at February 2, 2020	145	10.00
Vested	(40)	10.00

Non-vested at January 31, 2021	105	$10.00

The estimated fair value of the unit appreciation rights when granted is amortized to expense over the vesting or required service period. The fair value for these options was estimated by management, after considering a third-party valuation specialist’s assessment, at the date of grant based on the expected life of the unit appreciation rights, using a Black-Scholes option pricing model with the following weighted-average assumptions:

	February 2, 2020	February 3, 2019
Risk-free interest rate	2.13%	2.13%
Dividend yield	—%	—%
Expected volatility factor	50%	50%
Discount for lack of marketability	30%	30%
Expected option life in years	4.5	4.5

The risk free interest rate was determined based on an analysis of U.S. Treasury zero-coupon market yields as of the date of the unit appreciation rights grant for issues having expiration lives similar to the expected life of the unit appreciation rights. The expected volatility was based on an analysis of the historical volatility of a peer group over the expected life of the unit appreciation rights. As insufficient data exists to determine the historical life of the unit appreciation rights, the expected life was determined based on the Company’s estimate of when a liquidity event may occur based on market conditions and prior investments of CD&R. The weighted-average fair value of each unit appreciation right granted was $2.98 during fiscal 2019 and fiscal 2018. The Company recognized compensation expense related to the unit appreciation rights of $0.1 million in fiscal 2020, fiscal 2019 and fiscal 2018.

Employee Benefit Plans

The Company offers a comprehensive Health & Welfare Benefits Program which allows employees who satisfy certain eligibility requirements to choose among different levels and types of coverage. The Health & Welfare Benefits Program provides employees healthcare coverage in which the employer and employee share costs. In addition, the Program offers employees the opportunity to participate in various voluntary coverages, including flexible spending accounts and health savings accounts.

The Company maintains a 401(k) defined contribution plans that is qualified under Sections 401(a) and 501(a) of the Internal Revenue Code. Employees of the Company who satisfy the plan’s eligibility requirements may elect to contribute a portion of their compensation to the plan on a pre-tax basis. The Company may match a percentage of the employees’ contributions to the plan based on eligible compensation deferred. Matching contributions are generally made shortly after the end of each pay period. The Company recorded expenses of $7.0 million, $6.6 million and $6.2 million related to matching contributions during fiscal 2020, fiscal 2019 and fiscal 2018, respectively.

10)	COMMITMENTS AND CONTINGENCIES

Purchase Obligations

As of January 31, 2021, the Company has agreements in place with various vendors to purchase goods and services, primarily inventory, in the aggregate amount of $484.0 million. These purchase obligations are generally cancellable, but the Company foresees no intent to cancel. Payment is generally expected to be made during fiscal 2021 for these obligations.

Encumbered Assets

Substantially all of the Company’s assets are pledged as collateral for the Company’s credit facilities.

Legal Matters

The Company is involved in various legal proceedings arising in the normal course of its business. The Company establishes reserves for litigation and similar matters when those matters present loss contingencies that it determines to be both probable and reasonably estimable. In the opinion of management, based on current knowledge, all probable and reasonably estimable matters are believed to be adequately reserved for or covered by insurance and are not expected to have a material adverse effect on the Company’s financial condition, results of operations or cash flows. For all other matters, management believes the possibility of losses from such matters is not probable, the potential loss from such matters is not reasonably estimable, or such matters are of such kind or involve such amounts that would not have a material adverse effect on the financial position, results of operations or cash flows of the Company if resolved unfavorably.

Self-Insurance

The Company has high deductible insurance programs for most losses related to general liability, product liability, automobile liability, workers’ compensation, and is self-insured for medical claims, while maintaining per employee stop loss coverage, and certain legal claims. The expected ultimate cost for claims incurred as of the balance sheet date is not discounted and is recognized as a liability in the accompanying Balance Sheets. The Company’s self-insurance losses for claims filed and claims incurred but not reported are accrued based upon estimates of the aggregate liability for uninsured claims using loss development factors and actuarial assumptions followed in the insurance industry and historical loss development experience. At January 31, 2021 and February 2, 2020, the Company’s self-insurance liabilities totaled $23.5 million and $23.0 million, respectively.

11)	SUPPLEMENTAL BALANCE SHEET INFORMATION

Receivables

Receivables consisted of the following:

	January 31, 2021	February 2, 2020
Trade receivables, net of allowance for credit losses	$494.9	$453.0
Vendor rebate receivables	61.9	51.0

Total Receivables, net	$556.8	$504.0

Property and Equipment

Property and equipment consisted of the following:

	January 31, 2021	February 2, 2020
Land	$23.1	$22.0
Buildings and improvements	31.5	28.1
Transportation equipment	27.2	21.1
Furniture, fixtures and equipment	60.0	50.8
Capitalized software	13.1	12.1
Construction in progress	3.1	2.3

Property & equipment	158.0	136.4
Less accumulated depreciation & amortization	(71.8)	(48.9)

Property and equipment, net	$86.2	$87.5

Depreciation expense is classified within cost of sales and depreciation and amortization. Depreciation expense related to property and equipment, including capitalized software, was as follows:

	Fiscal Years Ended
	January 31, 2021	February 2, 2020	February 3, 2019
Depreciation expense	$23.3	$22.2	$18.6

Accrued Compensation and Benefits

Accrued compensation and benefits consisted of the following:

	January 31, 2021	February 2, 2020
Accrued bonuses and commissions	$50.5	$41.1
Other compensation and benefits	20.2	10.8

Total accrued compensation and benefits	$70.7	$51.9

Other Current Liabilities

Other current liabilities consisted of the following:

	January 31, 2021	February 2, 2020
Accrued interest	$34.5	$31.0
Accrued non-income taxes	$13.6	11.1
Other	18.8	16.0

Total other current liabilities	$66.9	$58.1

Other Liabilities

Other liabilities consisted of the following:

	January 31, 2021	February 2, 2020
Self-insurance reserves	$15.2	$16.7
Other	15.8	14.3

Total other liabilities	$31.0	$31.0

12)	RELATED PARTIES

CD&R affiliates

During fiscal 2020, fiscal 2019 and fiscal 2018, the Company had $1.3 million, $0.1 million and $3.4 million, respectively in purchases, of product from affiliates of CD&R, including other companies invested in by CD&R funds. There were no amounts payable to affiliates of CD&R at January 31, 2021 and February 2, 2020. There were $0.7 million in sales to affiliates of CD&R for the fiscal year ended January 31, 2021. There were no sales to affiliates of CD&R for the fiscal year ended February 2, 2020 or fiscal year ended February 3, 2019. There was $0.1 million and no amounts receivable from affiliates of CD&R at January 31, 2021 and February 2, 2020, respectively. The amounts above reflect the year to date related party transactions for recently acquired affiliates of CD&R funds.

13)	CONDENSED FINANCIAL INFORMATION OF PARENT

CORE & MAIN HOLDINGS, LP

CONDENSED BALANCE SHEETS

Amounts in millions

	January 31, 2021	February 2, 2020
ASSETS
Current assets:
Cash and cash equivalents	$—	$—
Intercompany receivable	7.9	—

Total current assets	7.9	—
Intercompany note receivable	105.0	—
Investment in subsidiaries	862.6	940.1

Total assets	$975.5	$940.1

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities:
Intercompany payable	0.5	0.2
Accrued interest	10.0	9.8

Total current liabilities	10.5	10.0
Long-term debt	291.1	288.6

Total liabilities	301.6	298.6

Partners’ capital	673.9	641.5

Total liabilities and partners’ capital	$975.5	$940.1

CORE & MAIN HOLDINGS, LP

CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

Amounts in millions

	Fiscal Years Ended
	January 31, 2021	February 2, 2020
Selling, general and administrative	$0.4	$0.2

Operating loss	(0.4)	(0.2)
Interest expense, net	22.4	10.9

Loss before provision for income taxes	(22.8)	(11.1)
Provision for income taxes	—	—

Net loss attributable to partners’ capital of Holdings	(22.8)	(11.1)
Net income of subsidiaries	67.3	23.4

Net income attributable to partners’ capital	44.5	12.3

Unrealized derivative gain (loss), net of tax	3.5	(0.8)

Comprehensive income attributable to partners’ capital	$48.0	$11.5

CORE & MAIN HOLDINGS, LP

CONDENSED STATEMENTS OF CASH FLOWS

Amounts in millions

	Fiscal Years Ended
	January 31, 2021	February 2, 2020
Cash Flows From Operating Activities:
Net cash used in operating activities	$(27.6)	$—

Cash Flows From Investing Activities:
Investment in subsidiary	(105.1)	—
Investment in intercompany note receivable	(105.0)	—
Distribution from subsidiary	257.8	22.9

Net cash provided by investing activities	47.7	22.9

Cash Flows From Financing Activities:
Partnership distributions	(20.9)	(310.4)
Partnership investment	0.8	—
Issuance of long-term debt	—	300.0
Debt issuance costs	—	(12.5)

Net cash used in financing activities	(20.1)	(22.9)

Change in cash and cash equivalents	—	—
Cash and cash equivalents at the beginning of the period	—	—

Cash and cash equivalents at the end of the period	$—	$—

Cash paid for interest	$25.8	$—

Basis of Presentation

The parent company financial statements present the condensed financial information of Holdings that was formed on August 5, 2019, as described in Note 1. The parent company financial statements should be read in conjunction with the Company’s Consolidated Financial Statements and the accompanying notes thereto. For purposes of this condensed financial information, the Company’s wholly owned and majority owned subsidiaries are recorded based upon its proportionate share of the subsidiaries’ net assets (similar to presenting them on the equity method).

Holdings indirectly owns 100% of the partnership interest in Core & Main LP. Holdings has no significant operations or assets other than indirect ownership of the equity of Core & Main LP. Since the restricted net assets of Holdings and its subsidiaries exceed 25% of the consolidated net assets of the Company and its subsidiaries, the accompanying condensed parent company financial statements have been prepared in accordance with Rule 12-04, Schedule 1 of Regulation S-X.

Restricted Payments

Core & Main LP is party to the Term Loan, the ABL Revolver and the indenture governing the 2025 Notes. The obligations under the Revolving Credit Facility and Term Loan Agreement are secured by substantially all of the present and future assets of the borrowers.

The Term Loan, ABL Revolver and the indenture governing the 2025 Notes contain customary negative covenants that limit the ability for Core & Main LP to take certain actions, including but not limited to paying dividends or other distributions in respect of capital stock or making loans or advances. The negative covenants are subject to customary exceptions, including baskets up to specified or calculated thresholds. Under these exceptions, Core & Main LP will be authorized to make restricted payments to Holdings. At January 31, 2021, the restricted net assets of Holdings’ consolidated subsidiaries were approximately $384.8 million, which does not reflect the impact of exceptions to the restricted payment covenants under the Term Loan, the ABL Revolver and the indenture governing the 2025 Notes, which may have been available under certain specific circumstances.

14)	SUBSEQUENT EVENTS

Management has evaluated events or transactions that may have occurred since January 31, 2021 that would merit recognition or disclosure in the consolidated financial statements.

CORE & MAIN HOLDINGS, LP

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

Amounts in millions (except per unit data), unaudited

	Three Months Ended
	May 2, 2021	May 3, 2020
Net sales	$1,055.1	$842.1
Cost of sales	798.3	642.9

Gross profit	256.8	199.2
Operating expenses:
Selling, general and administrative	153.9	137.0
Depreciation and amortization	33.8	33.5

Total operating expenses	187.7	170.5

Operating income	69.1	28.7
Interest expense	35.5	33.2

Income (loss) before provision for income taxes	33.6	(4.5)
Provision for income taxes	0.8	0.3

Net income (loss) attributable to partners’ capital	$32.8	$(4.8)

Unrealized derivative gain (loss), net of tax	2.2	(2.8)

Comprehensive income (loss) attributable to partners’ capital	$35.0	$(7.6)

Earnings (loss) per unit (basic and diluted)	$0.36	$(0.05)

Weighted average common units (basic and diluted)	92.1	92.0

The accompanying notes are an integral part of these unaudited consolidated financial statements.

CORE & MAIN HOLDINGS, LP

CONSOLIDATED BALANCE SHEETS

Amounts in millions, unaudited

	May 2, 2021	January 31, 2021
ASSETS
Current assets:
Cash and cash equivalents	$320.2	$380.9
Receivables, net of allowance for credit losses of $4.8 and $4.6	716.1	556.8
Inventories	509.2	383.8
Prepaid expenses and other current assets	17.3	15.6

Total current assets	1,562.8	1,337.1
Property, plant and equipment, net	84.3	86.2
Operating lease right-of-use assets	143.1	128.5
Intangible assets, net	890.5	919.2
Goodwill	1,122.5	1,122.7

Total assets	$3,803.2	$3,593.7

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities:
Current maturities of long-term debt	$13.0	$13.0
Accounts payable	532.5	325.7
Accrued compensation and benefits	48.2	70.7
Current operating lease liabilities	45.2	42.8
Other current liabilities	55.2	66.9

Total current liabilities	694.1	519.1
Long-term debt	2,251.5	2,251.7
Non-current operating lease liabilities	98.0	85.9
Deferred income taxes	31.6	32.1
Other liabilities	28.9	31.0

Total liabilities	3,104.1	2,919.8

Partners’ capital	699.1	673.9

Total liabilities and partners’ capital	$3,803.2	$3,593.7

The accompanying notes are an integral part of these unaudited consolidated financial statements.

CORE & MAIN HOLDINGS, LP

CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

Amounts in millions, unaudited

	Three Months Ended
	May 2, 2021	May 3, 2020
Partners’ Capital at Beginning of Period	$673.9	$641.5
Equity investment from partners	0.3	0.7
Equity-based compensation	1.0	1.0
Net income (loss) attributable to partners’ capital	32.8	(4.8)
Unrealized derivative gain (loss), net of tax	2.2	(2.8)
Distributions to partners	(11.1)	(0.2)

Partners’ Capital at End of Period	$699.1	$635.4

The accompanying notes are an integral part of these unaudited consolidated financial statements.

CORE & MAIN HOLDINGS, LP

CONSOLIDATED STATEMENTS OF CASH FLOWS

Amounts in millions, unaudited

	Three Months Ended
	May 2, 2021	May 3, 2020
Cash Flows From Operating Activities:
Net income (loss) attributable to partners’ capital	$32.8	$(4.8)
Adjustments to reconcile net cash from operating activities:
Depreciation and amortization	37.7	37.1
Provision for bad debt	0.3	1.4
Non-cash inventory charge	—	0.6
Other	0.6	0.6
Changes in assets and liabilities:
(Increase) decrease in receivables	(159.2)	(39.7)
(Increase) decrease in inventories	(125.3)	(31.4)
(Increase) decrease in other assets	(1.9)	1.8
Increase (decrease) in accounts payable	206.3	68.6
Increase (decrease) in accrued liabilities	(33.8)	(36.6)
Increase (decrease) in other liabilities	—	1.2

Net cash used in operating activities	(42.5)	(1.2)

Cash Flows From Investing Activities:
Capital expenditures	(4.0)	(2.8)
Acquisitions of businesses, net of cash acquired	—	(207.7)
Proceeds from the sale of property and equipment	0.1	—

Net cash used in investing activities	(3.9)	(210.5)

Cash Flows From Financing Activities:
Partnership investment	0.3	0.7
Partnership distributions	(11.1)	(0.2)
Borrowings on asset-based revolving credit facility	—	460.0
Repayments of long-term debt	(3.2)	(3.2)
Payment of contingent consideration	(0.3)	—
Debt issuance costs	—	(0.1)

Net cash provided by (used in) financing activities	(14.3)	457.2

(Decrease) increase in cash and cash equivalents	(60.7)	245.5
Cash and cash equivalents at the beginning of the period	380.9	180.9

Cash and cash equivalents at the end of the period	$320.2	$426.4

The accompanying notes are an integral part of these unaudited consolidated financial statements.

CORE & MAIN HOLDINGS, LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Dollars in millions, except as noted, unaudited

1)	BASIS OF PRESENTATION & DESCRIPTION OF BUSINESS

Basis of Presentation

On August 1, 2017, funds affiliated with Clayton, Dubilier & Rice, LLC (“CD&R”) acquired the waterworks business of HD Supply, Inc. (“the Merger”). The Merger was effected by way of a subsidiary wholly-owned by funds affiliated with CD&R (“Merger Sub”), which received an equity investment from CD&R, incurred debt borrowings and completed the acquisition of Core & Main LP. As part of the Merger, Merger Sub was immediately merged with and into Core & Main LP, with Core & Main LP surviving such merger, and certain related transactions among affiliates of each of CD&R and HD Supply were completed.

On August 5, 2019, affiliates of CD&R formed Core & Main Holdings, LP (“Holdings”), a Delaware limited partnership, as well as Core & Main Midco, LLC (“Midco”) and Core & Main Intermediate GP, LLC (“Opco GP”), each a direct or indirect subsidiary of Holdings. Following certain reorganization transactions, affiliates of CD&R and Core & Main Management Feeder LLC (“Management LLC”) transferred their partnership interests in Core & Main LP to Midco and Opco GP in exchange for partnership interests in Holdings (“the Reorganization”). As a result of the Reorganization, Holdings is the indirect parent company of Core & Main LP.

The accompanying unaudited consolidated financial statements present the results of operations, financial position and cash flows of Holdings and its subsidiaries (collectively, “Core & Main” or “the Company”), which includes Core & Main LP as the legal entity that conducts the operations of the Company.

In management’s opinion, the unaudited consolidated financial information for the interim periods presented include all adjustments necessary for a fair statement of the Company’s results of operations, financial position, and cash flows. Revenues, expenses, assets and liabilities can vary during each quarter of the year. Therefore, the results and trends in these interim unaudited consolidated financial statements may not be the same as those for the full year. For a more complete discussion of the Company’s significant accounting policies and other information, you should read this report in conjunction with the audited consolidated financial statements of Holdings for the fiscal year ended January 31, 2021, which include all disclosures required by accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Description of Business

Core & Main is a leading specialized distributor of water, wastewater, storm drainage and fire protection products and related services to municipalities, private water companies and professional contractors across municipal, non-residential and residential end markets nationwide. The Company’s specialty products and services are used in the maintenance, repair, replacement, and construction of water and fire protection infrastructure. The Company reaches customers through a nationwide network of approximately 285 branches across 47 states. Products include pipes, valves, fittings, storm drainage products, fire protection products and meters products and other products for use in the construction, maintenance and repair of water and waste-water systems as well as fire-protection systems. The Company has complemented its core products through additional offerings, including smart meter systems, fusible high density polyethylene (“fusible HDPE”) piping solutions and specifically engineered treatment plant products and services. The Company’s services and capabilities allow for integration with customers and form part of their sourcing and procurement function. All of the Company’s long-lived assets are located within the United States (“U.S.”).

Segments

The Company’s chief operating decision maker (“CODM”) manages the business as a single operating and reportable segment. The Company operates approximately 285 branch locations across the U.S. The nature of the products and services, vendors, customers and distribution methods are similar across branches. Accordingly, the CODM evaluates the performance of the business and makes management decisions on a consolidated basis. Performance is most notably measured based on Adjusted EBITDA at the consolidated level. The consolidated performance of the Company is utilized to determine incentive compensation for executive officers, annual merit decisions, management of national vendor relationships, allocation of resources and in evaluating acquisitions and the Company’s capital structure.

Fiscal Year

The Company’s fiscal year is a 52- or 53-week period ending on the Sunday nearest to January 31st. Quarters within the fiscal year include 13-week periods, unless a fiscal year includes a 53rd week, in which case the fourth quarter of the fiscal year will be a 14-week period. Both the three months ended May 2, 2021 and three months ended May 3, 2020 included 13 weeks. The current fiscal year ending January 30, 2022 (“fiscal 2021”) will include 52 weeks.

Estimates

Management has made a number of estimates and assumptions relating to the reporting of certain assets and liabilities, the disclosure of contingent assets and liabilities, and reported amounts of revenues and expenses in preparing the elements of these financial statements in conformity with U.S. GAAP. Actual results could differ from these estimates.

Accounting Policies

Refer to the Company’s fiscal 2020 consolidated financial statements for a discussion of the Company’s accounting policies.

2)	RECENT ACCOUNTING PRONOUNCEMENTS

Cloud computing arrangements - In August 2018, the FASB issued ASU No. 2018-15, “Intangibles—Goodwill and Other—Internal-Use Software: Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (“ASU 2018-15”). The new guidance aligns the requirements for capitalizing implementation costs in a cloud computing arrangement service contract with the requirements for capitalizing implementation costs incurred for an internal-use software license. ASU 2018-15 is effective for annual periods beginning after December 15, 2019, and interim periods within these annual periods. The standard permits two approaches, one requiring prospective application to eligible costs incurred on or after the date this guidance is first applied and one requiring retrospective application.

The Company adopted the provisions of ASU 2018-15, during the first quarter of fiscal 2020, using the prospective method. The adoption of ASU 2018-15 did not have a material impact on the Company’s financial position, results of operations or cash flows. The Company made no adjustments to its financial position upon adoption.

Measurement of Credit Losses - In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”). The new guidance introduces a new accounting model for recognizing expected credit losses upon the initial recognition of certain financial instruments, including accounts receivable, based on historical information, current information, and forecasted future events. ASU 2016-13 is effective for annual periods beginning after December 15, 2019, and interim periods within these annual periods.

The Company adopted the provisions of ASU 2016-13, during the first quarter of fiscal 2020, using the modified retrospective approach. The adoption of ASU 2016-13 did not result in a material impact to the financial position, results of operations or cash flows upon adoption.

Not Yet Adopted

Reference Rate Reform - In March 2020, the FASB issued ASU No. 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting” (“ASU 2020-04”). The new guidance provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships and other transactions affected by reference rate reform if certain criteria are met. The amendments apply only to contracts and hedging relationships that reference London Interbank Offered Rate (“LIBOR”) or another reference rate expected to be discontinued because of reference rate reform. The expedients and exceptions provided by ASU 2020-04 are effective for prospective contract modifications made and qualifying hedging relationships entered into as of March 12, 2020 through December 31, 2022. The Company has certain debt and hedging instruments that reference LIBOR, as discussed in Note 6, and the Company will consider the application of ASU 2020-04 at the time of a qualifying transaction and/or modification of debt and hedging instruments.

3)	REVENUE

Disaggregation of Revenue

The following table represents net sales disaggregated by product category:

	Three Months Ended
Product Category	May 2, 2021	May 3, 2020
Pipes, valves & fittings products	$705.0	$538.6
Storm drainage products	129.7	104.0
Fire protection products	118.7	108.2
Meter products	101.7	91.3

Total Net Sales	$1,055.1	$842.1

Contract Balances

The satisfaction of identified performance obligations may differ from the timing of invoicing to customers for certain contracts when the customer pays in advance of delivery, which may result in the recognition of a contract liability until delivery occurs. Contract liabilities are recognized as revenue when control is transferred to customers. The Company’s contract liabilities, which are included in other current liabilities, within the Balance Sheets, totaled $2.2 million as of May 2, 2021 and January 31, 2021. During the three months ended May 2, 2021 and the three months ended May 3, 2020 the Company recognized revenue of $0.7 million and $0.2 million, respectively, related to delivery of products that were recorded as contract liabilities as of the previous fiscal year end.

4)	ACQUISITIONS

R&B Co.

On March 11, 2020, the Company completed the acquisition of all of the outstanding shares of R&B Co. (“R&B”) in a transaction valued at $215.0 million, subject to a working capital adjustment (“the R&B Acquisition”). The transaction price consisted of $212.0 million of initial cash consideration, subject to working capital adjustments, and $3.0 million of contingent consideration to be paid upon satisfaction of certain conditions to either the sellers of R&B or certain former R&B employees and recognized as compensation expense. During the three months ended May 2, 2021 the Company settled the R&B contingent consideration liability. This resulted in a financing cash outflow of $0.3 million to the R&B sellers for the three months ended May 2, 2021. With the R&B Acquisition, the Company added approximately 10 branch locations to the business, which expands the Company’s presence in California and strengthens the Company’s ability to offer complementary waterworks products and fusible services. The transaction price was funded with cash on hand.

The following represents the final allocation of the transaction price to the fair value of identifiable assets acquired and liabilities assumed in the R&B Acquisition.

R&B Acquisition
Cash	$2.7
Accounts receivable	25.0
Inventories	19.8
Intangible assets	114.5
Goodwill	88.4
Operating lease right-of-use assets	9.5
Other assets, current and non-current	10.7

Total assets acquired	270.6

Accounts payable	17.5
Deferred income taxes	31.2
Operating lease liabilities	9.5
Other liabilities, current and non-current	3.6

Net assets acquired	$208.8

The following reconciles the total consideration to net assets acquired:

R&B Acquisition
Total consideration, net of cash	$207.4
Plus: Cash acquired in acquisition	2.7
Less: Working capital adjustment	(1.3)

Total consideration	208.8
Less: non-cash contingent consideration	—

Net asset acquired	$208.8

The R&B Acquisition included a contingent consideration arrangement of up to $3.0 million that was payable to the R&B sellers, if certain R&B employees failed to complete a post-acquisition one year service period. The range of the undiscounted amounts the Company under the contingent consideration agreement was between zero and $3.0 million. The fair value of the contingent consideration recognized on the acquisition date of zero was determined based on the expectation that all former R&B employees would be retained during the one year retention period (a level 3 fair value measurement based on unobservable inputs).

The acquisition of R&B, a corporate entity, was a stock transaction and the Company assumed R&B’s tax basis in their assets and liabilities. This resulted in the recognition of $31.2 million in deferred tax liabilities as part of the purchase price allocation, as further described in Note 7.

In the above transactions, to the extent applicable, the excess of purchase price over net tangible and intangible assets acquired resulted in goodwill, which represents the assembled workforce and anticipated long-term growth in new markets, customers and products.

Pro Forma Financial Information

The following pro forma information presents a summary of the results of operations for the period indicated as if the R&B Acquisition and associated senior notes issuance (see Note 6) had been completed as of February 4, 2019. The pro forma financial information is based on the historical financial information for the Company and R&B, along with certain pro forma adjustments. These pro forma adjustments consist primarily of:

•	Increased amortization expense related to the intangible assets acquired in the acquisition;

•	Increased interest expense to reflect the fixed rate notes entered into in connection with the R&B Acquisition including interest and amortization of deferred financing costs;

•

Reclassification of direct acquisition transaction costs, retention bonuses, inventory fair value adjustments from the period incurred to periods these expenses would have been recognized given the assumed transaction dates identified above;

•	The related income tax effects of the aforementioned adjustments and legal entity restructuring performed to effect the R&B Acquisition;

The following pro forma information has been prepared for comparative purposes only and is not necessarily indicative of the results of operations as they would have been had the acquisition occurred on the assumed dates, nor is it necessarily an indication of future operating results. In addition, the pro forma information does not reflect the cost of any integration activities, benefits from any synergies that may be derived from the acquisition or revenue growth that may be anticipated.

Three Months Ended
May 3, 2020
Net sales	$861.1
Net (loss) attributable to partners’ capital	(9.2)

As a result of integration of the acquisition, including the consolidation of certain acquired and existing branches, it is impracticable to identify the explicit financial performance associated with this acquisition. As such, the Company has not presented the post-acquisition net sales and net income attributable to partners’ capital for the R&B Acquisition.

Intangible Assets

For each of the acquisitions discussed above, the Company valued intangible assets acquired which may include customer relationships, non-compete agreements, and/or trademarks.

The customer relationship intangible assets represent the value associated with those customer relationships in place at the date of the acquisition. The Company valued the customer relationships using an excess earnings method using various inputs such as customer attrition rate, revenue growth rate, gross margin percentage and discount rate. Cash flows associated with the existing relationships are expected to diminish over time due to customer turnover. The Company reflected this expected diminishing cash flow through the utilization of an annual customer attrition rate assumption and in its method of amortization.

The non-compete intangible assets represent the value associated with non-compete agreements for former executives in place at the date of the acquisition. The trademark intangible assets represent the value associated with the brand names in place at the date of the acquisition.

A summary of the intangible assets acquired and assumptions utilized in the valuation, for each of the acquisitions discussed above were as follows:

	Intangible Asset Amount	Amortization Period	Discount Rate	Attrition Rate
R&B Acquisition
Customer relationships	$113.7	15 years	10.0%	7.5%
Non-compete agreement	0.4	5 years	10.0%	N/A
Trademarks	0.4	1 year	10.0%	N/A

Acquisition-Related Costs

Acquisition related costs, which are included within selling, general and administrative expenses, for each of the completed acquisitions discussed above were as follows:

	Three Months Ended
	May 2, 2021	May 3, 2020
R&B Acquisition	$—	$1.2

5)	GOODWILL AND INTANGIBLE ASSETS

Goodwill

The carrying amount of the Company’s goodwill included in the Balance Sheets is as follows:

	May 2, 2021	January 31, 2021
Gross Goodwill	$1,122.5	$1,122.7
Accumulated Impairment	—	—

Net Goodwill	$1,122.5	$1,122.7

The changes in the carrying amount of goodwill is as follows:

May 2, 2021
Beginning Balance	$1,122.7
Goodwill acquired during the year	—
Goodwill adjusted during the year	(0.2)

Ending balance	$1,122.5

Adjustments to goodwill during the three months ended May 2, 2021 related to the acquisitions completed in prior periods, as further described in Note 4.

Goodwill represents the excess of purchase price over the fair value of net assets acquired. The Company does not amortize goodwill, but does assess the recoverability of goodwill on an annual basis during the fourth quarter. If an event occurs or circumstances change that would “more likely than not” reduce the fair value of a reporting unit below its carrying value, an interim impairment test would be performed between annual tests.

Intangible Assets

The Company’s intangible assets included in the Balance Sheets consist of the following:

	May 2, 2021			January 31, 2021
	Gross Intangible	Accumulated Amortization	Net Intangible	Gross Intangible	Accumulated Amortization	Net Intangible
Customer relationships	$1,277.1	$387.7	$889.4	$1,276.8	$358.8	$918.0
Other intangible assets	2.6	1.5	1.1	2.6	1.4	1.2

Total	$1,279.7	$389.2	$890.5	$1,279.4	$360.2	$919.2

Amortization expense related to intangible assets was as follows:

	Three Months Ended
	May 2, 2021	May 3, 2020
Amortization expense	$29.0	$28.6

The estimated prospective aggregate amortization expense on intangible assets owned by the Company is expected to be as follows:

Fiscal 2021	$85.7
Fiscal 2022	107.1
Fiscal 2023	98.9
Fiscal 2024	91.3
Fiscal 2025	85.6

6) DEBT

Debt consisted of the following:

	May 2, 2021		January 31, 2021
	Principal	Unamortized Discount and Debt Issuance Costs	Principal	Unamortized Discount and Debt Issuance Costs
Current maturities of long-term debt:
Senior Term Loan due August 2024	$13.0	$—	$13.0	$—
Long-term debt:
ABL Revolver due July 2024	—	3.3	—	3.5
Senior Term Loan due August 2024	1,244.8	17.7	1,248.0	19.1
Senior Notes due September 2024	300.0	8.3	300.0	8.9
Senior Notes due August 2025	750.0	14.0	750.0	14.8

	2,294.8	43.3	2,298.0	46.3

Total	$2,307.8	$43.3	$2,311.0	$46.3

Debt Transactions

The debt obligations include the following debt agreements:

Senior Term Loan

Core & Main LP has a senior term loan facility that matures on August 1, 2024, with an original aggregate principal amounts of $1,300.0 million (“the Term Loan”). The Term Loan requires quarterly principal payments, payable on the last business day of each fiscal quarter in an amount equal to approximately 0.25% of the original principal amounts of the Term Loan. The remaining balance is payable upon final maturity of the Term Loan on August 1, 2024. The Term Loan bears interest at either an adjusted LIBOR rate (subject to a minimum rate of 1.00%) plus an applicable margin of either 2.75% or 3.00%, or an alternate base rate plus an applicable margin of either 1.75% or 2.00%, depending on Core & Main LP’s Consolidated Total Leverage Ratio. During the periods that the Consolidated Total Leverage Ratio is below 5.75, the Term Loan’s interest rate will be calculated using the lower applicable margins. The weighted-average interest rate, excluding the effect of hedging instruments, of Core & Main LP’s outstanding borrowings under the Term Loan as of May 2, 2021 was 3.75%. See further discussion of the hedging instrument below. Based on quotes from financial institutions (i.e., level 2 of the fair value hierarchy) the fair value of the Term Loan was $1,251.5 million and $1,257.8 million at May 2, 2021 and January 31, 2021, respectively.

Asset Based Revolver

Core & Main LP has an asset based revolving credit facility with a borrowing capacity of up to $700.0 million, subject to borrowing base availability, with a maturity date of July 8, 2024 (“the ABL Revolver”). On May 4, 2020, Core & Main LP entered into an amendment of the asset based revolving credit facility, for borrowing base certificates delivered for any period ending on or after May 3, 2020 and on or prior to March 28, 2021, to expand the borrowing base availability calculation by extending the date from which certain aged accounts receivable balances could be excluded. Borrowings under the ABL Revolver bear interest at either an adjusted LIBOR rate plus an applicable margin ranging from 1.25% to 1.75%, or an alternate base rate plus an applicable margin ranging from 0.25% to 0.75%, depending on the borrowing capacity under the ABL Revolver. Additionally, Core & Main LP pays a fee of 0.25% on unfunded commitments under the ABL Revolver. The book value of the ABL Revolver approximates fair value due to the variable interest rate nature of these borrowings; however there were no amounts outstanding as of May 2, 2021.

Senior 2024 Notes

On September 16, 2019, Holdings issued senior unsecured notes in an aggregate principal amount of $300.0 million that mature on September 15, 2024 (“the 2024 Notes”). The 2024 Notes are structurally subordinated to all indebtedness and other liabilities of Holdings’ subsidiaries, including Core & Main LP. Interest on the 2024 Notes is payable semi-annually in arrears on March 15th and September 15th of each year, which commenced on March 15, 2020. The initial interest payment on the 2024 Notes was payable in cash. With respect to each interest payment thereafter (other than the final interest payment made at the stated maturity of the 2024 Notes, which will be paid in cash), Holdings is required to pay interest on the 2024 Notes entirely in cash (such interest, “Cash Interest”), unless certain conditions are satisfied, in which case Holdings will be entitled to pay, all or a portion of the interest by increasing the outstanding principal amount of the 2024 Notes or issuing new 2024 Notes (in each case, “PIK Interest”). Cash Interest accrues on the Notes at a rate per annum equal to 8.625%. PIK Interest accrues on the Notes at a rate per annum equal to 9.375%. PIK interest may only be elected when Core & Main LP’s ability to declare and pay dividends is limited under the terms of the Term Loan or certain other indebtedness or Holdings does not have a cash balance above a certain threshold.

Holdings may redeem the 2024 Notes, in whole or in part, at specified redemption prices starting at 102.0% and declining over time to 100.0%, plus accrued and unpaid interest, if any, to but not including the redemption date. Based on quoted market prices (i.e., level 1 of the fair value hierarchy) the fair value of the 2024 Notes was $307.3 million and $307.5 million at May 2, 2021 and January 31, 2021, respectively.

Senior 2025 Notes

Core & Main LP issued senior unsecured notes that mature on August 15, 2025, with an original aggregate principal amount of $500.0 million (“the Initial 2025 Notes”). On June 5, 2020, Core & Main LP issued additional senior unsecured notes with an additional aggregate principal amount of $250.0 million that were issued pursuant to the same indenture and have the same terms as the Initial 2025 Notes (collectively defined as “the 2025 Notes”). The 2025 Notes are structurally subordinated to all secured indebtedness to the extent of the assets securing the ABL Revolver and Term Loan. The 2025 Notes bear interest at 6.125% per annum and interest is payable semi-annually in arrears on August 15th and February 15th of each year, which commenced on February 15, 2018. Core & Main LP may redeem the 2025 Notes, in whole or in part, at specified redemption prices starting at 103.063% and declining over time to 100.0%, plus accrued and unpaid interest, if any, to but not including the redemption date. Based on quoted market prices (i.e., level 1 of the fair value hierarchy) the fair value of the 2025 Notes was $768.3 million and $770.9 million at May 2, 2021 and January 31, 2021, respectively.

The aforementioned debt agreements include customary affirmative and negative covenants, which include, among other things, restrictions on Holdings’ and Core & Main LP’s ability to pay dividends, create liens, incur additional indebtedness, make investments, dispose of assets and merge or consolidate with any other person. The Term Loan may require accelerated repayment based upon cash flows generated in excess of operating and investing requirements when the Consolidated Secured Leverage Ratio is greater than or equal to 4.25. No such repayment was required for any of the periods presented. In addition, the ABL Revolver requires Core & Main LP to comply with a consolidated fixed charge coverage ratio of greater than or equal to 1.00 when availability under the ABL Revolver is less than 10.0% of the lesser of (i) the then applicable borrowing base or (ii) the then aggregate effective commitments. Substantially all of Core & Main LP’s assets are pledged as collateral for the Term Loan and the ABL Revolver.

The aggregate amount of debt payments in the next five fiscal years are as follows:

Fiscal 2021	$9.8
Fiscal 2022	13.0
Fiscal 2023	13.0
Fiscal 2024	1,522.0
Fiscal 2025	750.0

Hedging Instrument

On February 28, 2018, Core & Main LP entered into an instrument in which it makes payments to a third-party based upon a fixed interest rate of 2.725% and receives payments based upon the three-month LIBOR rate, based on a $500.0 million notional amount, which mirrors borrowings under the Term Loan. This instrument is intended to reduce the Company’s exposure to variable interest rates under the Term Loan. As of May 2, 2021 this resulted in an effective fixed rate of 5.475%, based upon the 2.725% fixed rate plus an applicable margin of either 2.75% or 3.00% depending on Core & Main LP’s Consolidated Total Leverage Ratio, on $500.0 million of borrowings under the Term Loan. The measurement period of the instrument commenced on March 1, 2018 and matures on March 1, 2022.

The fair value of this cash flow hedging instrument was a $7.1 million and $9.3 million liability as of May 2, 2021 and January 31, 2021, respectively, which is included within other liabilities in the Balance Sheet. Fair value is based upon the present value of future cash flows under the terms of the contract and observable market inputs (level 2). Significant inputs used in determining fair value include forward looking three-month LIBOR rates and the discount rate applied to projected cash flows.

	Three Months Ended
Accumulated Other Comprehensive Loss	May 2, 2021	May 3, 2020
Beginning of period balance	$(9.3)	$(12.8)
Measurement adjustment (losses) for cash flow hedge	—	(4.1)
Reclassification of expense to interest expense	2.2	1.3

End of period balance	$(7.1)	$(15.6)

As substantially all of the Company’s income is filed under a partnership for income tax purposes, it is generally not subject to federal or state income taxes. As such, the tax consequence associated with each of the above amounts was zero, see further discussion in Note 7.

7)	INCOME TAXES

Substantially all of the Company’s sales and operations are within the U.S. and the Company is a partnership for income tax purposes. For U.S. federal and most state income taxes, a partnership is not subject to income tax. Instead, the Company’s U.S. income tax activity is substantially allocated to individuals and entities affiliated with CD&R, Management LLC, and Core & Main Buyer, Inc. (“Buyer”). The Company’s partnership state and local taxable income, with the exception of certain states and certain other U.S. municipalities, is substantially allocated to individuals and entities affiliated with CD&R, Management LLC, and Buyer. Certain states and certain other U.S. municipalities subject partnerships to income tax.

On March 11, 2020, the Company completed the acquisition of all of the outstanding shares of R&B, a corporation for income tax purposes. The acquisition was completed through Buyer, a newly formed corporate subsidiary that is wholly-owned by the Company. Buyer subsequently contributed R&B to Core & Main LP, and then R&B was merged with Core & Main LP. The Company assumed R&B’s tax basis in its assets and liabilities, resulting in the recognition of $31.2 million of deferred tax liabilities, primarily associated with intangible assets, as part of the opening balance sheet. The taxable income that is allocated to Buyer is subject to corporate federal and state income tax in substantially all fifty states. Where the Company is taxed, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in income tax rates is recognized as income or expense in the period that includes the enactment date.

Uncertain tax positions

Total gross unrecognized tax benefits as of May 2, 2021 and May 3, 2020, as well as activity within each of the years, was not material.

8)	COMMITMENTS AND CONTINGENCIES

Legal Matters

The Company is involved in various legal proceedings arising in the normal course of its business. The Company establishes reserves for litigation and similar matters when those matters present loss contingencies that it determines to be both probable and reasonably estimable. In the opinion of management, based on current knowledge, all probable and reasonably estimable matters are believed to be adequately reserved for or covered by insurance and are not expected to have a material adverse effect on the Company’s financial condition, results of operations or cash flows. For all other matters, management believes the possibility of losses from such matters is not probable, the potential loss from such matters is not reasonably estimable, or such matters are of such kind or involve such amounts that would not have a material adverse effect on the financial position, results of operations or cash flows of the Company if resolved unfavorably.

Self-Insurance

The Company has high deductible insurance programs for most losses related to general liability, product liability, automobile liability, workers’ compensation, and is self-insured for medical claims, while maintaining per employee stop loss coverage, and certain legal claims. The expected ultimate cost for claims incurred as of the balance sheet date is not discounted and is recognized as a liability in the accompanying Balance Sheets. The Company’s self-insurance losses for claims filed and claims incurred but not reported are accrued based upon estimates of the aggregate liability for uninsured claims using loss development factors and actuarial assumptions followed in the insurance industry and historical loss development experience. At May 2, 2021 and January 31, 2021, the Company’s self-insurance liabilities totaled $22.6 million and $23.5 million, respectively.

9)	SUPPLEMENTAL BALANCE SHEET INFORMATION

Receivables

Receivables consisted of the following:

	May 2, 2021	January 31, 2021
Trade receivables, net of allowance for credit losses	$668.9	$494.9
Vendor rebate receivables	47.2	61.9

Total Receivables, net	$716.1	$556.8

Property and Equipment

Property and equipment consisted of the following:

	May 2, 2021	January 31, 2021
Land	$23.4	$23.1
Buildings and improvements	31.7	31.5
Transportation equipment	27.3	27.2
Furniture, fixtures and equipment	61.8	60.0
Capitalized software	14.3	13.1
Construction in progress	2.5	3.1

Property & equipment	161.0	158.0
Less accumulated depreciation & amortization	(76.7)	(71.8)

Property and equipment, net	$84.3	$86.2

Depreciation expense is classified within cost of sales and depreciation and amortization. Depreciation expense related to property and equipment, including capitalized software, was as follows:

	Three Months Ended
	May 2, 2021	May 3, 2020
Depreciation expense	$5.7	$5.7

Accrued Compensation and Benefits

Accrued compensation and benefits consisted of the following:

	May 2, 2021	January 31, 2021
Accrued bonuses and commissions	$26.3	$50.5
Other compensation and benefits	21.9	20.2

Total accrued compensation and benefits	$48.2	$70.7

Other Current Liabilities

Other current liabilities consisted of the following:

	May 2, 2021	January 31, 2021
Accrued interest	$16.6	$34.5
Accrued non-income taxes	21.7	13.6
Other	16.9	18.8

Total other current liabilities	$55.2	$66.9

Other Liabilities

Other liabilities consisted of the following:

	May 2, 2021	January 31, 2021
Self-insurance reserves	$15.2	$15.2
Other	13.7	15.8

Total other liabilities	$28.9	$31.0

10)	RELATED PARTIES

CD&R affiliates

During the three months ended May 2, 2021 and May 3, 2020, the Company had $0.6 million and $0.2 million in purchases of product from affiliates of CD&R, including other companies invested in by CD&R funds. There were $0.1 million and no amounts payable to affiliates of CD&R at May 2, 2021 and January 31, 2021, respectively. There were $5.2 million in sales to affiliates of CD&R for the three months ended May 2, 2021 and no sales to affiliates of CD&R for the three months ended May 3, 2020. There were no amounts and $0.1 million receivable from affiliates of CD&R at May 2, 2021 and January 31, 2021, respectively.

11)	CONDENSED FINANCIAL INFORMATION OF PARENT

CORE & MAIN HOLDINGS, LP

CONDENSED BALANCE SHEETS

Amounts in millions

	May 2, 2021	January 31, 2021
ASSETS
Current assets:
Cash and cash equivalents	$—	$—
Intercompany receivable	2.8	7.9

Total current assets	2.8	7.9
Intercompany note receivable	111.8	105.0
Investment in subsidiaries	880.4	862.6

Total assets	$995.0	$975.5

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities:
Intercompany payable	$0.7	$0.5
Accrued interest	3.5	10.0

Total current liabilities	4.2	10.5
Long-term debt	291.7	291.1

Total liabilities	295.9	301.6

Partners’ capital	699.1	673.9

Total liabilities and partners’ capital	$995.0	$975.5

CORE & MAIN HOLDINGS, LP

CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

Amounts in millions

	Three Months Ended
	May 2, 2021	May 3, 2020
Selling, general and administrative	$0.1	$0.1

Operating loss	(0.1)	(0.1)
Interest expense, net	5.4	6.3

Loss before provision for income taxes	(5.5)	(6.4)
Provision for income taxes	—	—

Net loss attributable to partners’ capital of Holdings	(5.5)	(6.4)
Net income of subsidiaries	38.3	1.6

Net income (loss) attributable to partners’ capital	32.8	(4.8)

Unrealized derivative gain (loss), net of tax	2.2	(2.8)

Comprehensive income (loss) attributable to partners’ capital	$35.0	$(7.6)

CORE & MAIN HOLDINGS, LP

CONDENSED STATEMENTS OF CASH FLOWS

Amounts in millions

	Three Months Ended
	May 2, 2021	May 3, 2020
Cash Flows From Operating Activities:
Net cash used in operating activities	$(12.9)	$(12.9)
Cash Flows From Investing Activities:
Investment in subsidiary	(0.2)	(105.1)
Investment in intercompany note receivable	—	(105.0)
Distribution from subsidiary	23.9	255.3

Net cash provided by investing activities	23.7	45.2

Cash Flows From Financing Activities:
Partnership distributions	(11.1)	(0.2)
Partnership investment	0.3	0.7

Net cash (used in) provided by financing activities	(10.8)	0.5

Change in cash and cash equivalents	—	32.8
Cash and cash equivalents at the beginning of the period	—	—

Cash and cash equivalents at the end of the period	$—	$32.8

Basis of Presentation

The parent company financial statements present the condensed financial information of Holdings that was formed on August 5, 2019, as described in Note 1. The parent company financial statements should be read in conjunction with the Company’s Consolidated Financial Statements and the accompanying notes thereto. For purposes of this condensed financial information, the Company’s wholly owned and majority owned subsidiaries are recorded based upon its proportionate share of the subsidiaries’ net assets (similar to presenting them on the equity method).

Holdings indirectly owns 100% of the partnership interest in Core & Main LP. Holdings has no significant operations or assets other than indirect ownership of the equity of Core & Main LP. Since the restricted net assets of Holdings and its subsidiaries exceed 25% of the consolidated net assets of the Company and its subsidiaries, the accompanying condensed parent company financial statements have been prepared in accordance with Rule 12-04, Schedule 1 of Regulation S-X.

Restricted Payments

Core & Main LP is party to the Term Loan, the ABL Revolver and the indenture governing the 2025 Notes. The obligations under the Revolving Credit Facility and Term Loan Agreement are secured by substantially all of the present and future assets of the borrowers.

The Term Loan, ABL Revolver and the indenture governing the 2025 Notes contain customary negative covenants that limit the ability for Core & Main LP to take certain actions, including but not limited to paying dividends or other distributions in respect of capital stock or making loans or advances. The negative covenants are subject to customary exceptions, including baskets up to specified or calculated thresholds. Under these exceptions, Core & Main LP will be authorized to make restricted payments to Holdings. At May 2, 2021 and January 31, 2021, the restricted net assets of Holdings’ consolidated subsidiaries were approximately $333.0 million and $384.8 million, respectively, which does not reflect the impact of exceptions to the restricted payment covenants under the Term

Loan, the ABL Revolver and the indenture governing the 2025 Notes, which may have been available under certain specific circumstances.

12)	SUBSEQUENT EVENTS

Management has evaluated events or transactions that may have occurred since May 2, 2021 that would merit recognition or disclosure in the consolidated financial statements.

On May 21, 2021, an affiliate of the Company filed a registration statement on Form S-1 with the U.S. Securities & Exchange Commission in connection with a proposed initial public offering (“the IPO Transaction”). In connection with the consummation of the IPO Transaction, the Company and such affiliate intend to effect certain reorganizational transactions designed to create a corporate holding company that will become the issuer in the IPO Transaction.

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34,883,721 Shares

Core & Main, Inc.

Class A Common Stock

Joint Book-Running Managers

Goldman Sachs & Co. LLC	Credit Suisse	J.P. Morgan

BofA Securities	Baird	Citigroup	RBC Capital Markets	Barclays	Deutsche Bank Securities

Co-Managers

Truist Securities	Nomura	Natixis	Drexel Hamilton	R. Seelaus & Co., LLC	Ramirez & Co., Inc.	Siebert Williams Shank

July 22, 2021

Through and including August 16, 2021 (25 days after the date of this prospectus), all dealers that buy, sell or trade our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.